As filed with the Securities and Exchange Commission on November 13, 2003
Registration No.

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-1

REGISTRATION STATEMENT

UNDER
THE SECURITIES ACT OF 1933

CTRIP.COM INTERNATIONAL, LTD.

(Exact name of registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Cayman Islands (State or other jurisdiction of incorporation or organization)	7389 (Primary Standard Industrial Classification Code Number)	Not Applicable (I.R.S. Employer Identification Number)

3F, Building 63-64

No. 421 Hong Cao Road
Shanghai 200233, People’s Republic of China
(8621) 3406-4880
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

CT Corporation System

111 Eighth Avenue
New York, New York 10011
(212) 664-1666
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

David T. Zhang, Esq. John A. Otoshi, Esq. Latham & Watkins LLP 20th Floor, Standard Chartered Bank Building 4 Des Voeux Road Central, Hong Kong S.A.R., China (852) 2522-7886	Chris K. H. Lin, Esq. Simpson Thacher & Bartlett LLP 7th Floor, Asia Pacific Finance Tower 3 Garden Road Central, Hong Kong S.A.R., China (852) 2514-7600

          Approximate date of commencement of proposed sale to the public:

          If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

          If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

          If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

          If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

          If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.    ☐

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum
Title of Each Class of	Amount to be	Offering Price Per	Aggregate Offering	Amount of
Securities to be Registered	Registered(1)(2)	Ordinary Share(1)	Price(1)	Registration Fee

Ordinary Shares, par value US$0.01 per share(3)			$$60,000,000	$4,854

(1)	Estimated solely for the purpose of determining the amount of the registration fee in accordance with Rule 457 under the Securities Act of 1933.

(2)	Includes ordinary shares initially offered and sold outside the United States that may be resold from time to time in the United States either as part of their distribution or within 40 days after the later of the effective date of this registration statement and the date the shares are first bona fide offered to the public.

(3)	American depositary shares issuable upon deposit of the ordinary shares registered hereby have been registered under a separate registration statement on Form F-6. Each American depositary share represents ordinary shares.

          The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to such Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. Neither we nor the selling shareholders may sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion

Preliminary Prospectus dated                          , 2003

PROSPECTUS

 American Depositary Shares

Ctrip.com International, Ltd.

Representing                             Ordinary Shares

          This is Ctrip’s initial public offering. Ctrip is offering                     American Depositary Shares, or ADSs, and the selling shareholders included in this prospectus are offering an additional                     ADSs. Each ADS represents  ordinary shares. We and the selling shareholders are offering                     ADSs in the U.S. and                     ADSs outside the U.S.

          We expect the public offering price to be between US$          and US$          per ADS. Currently, no public market exists for the ADSs or our ordinary shares. After pricing of the offering, we expect that the ADSs will be quoted on the Nasdaq National Market under the symbol “CTRP.”

          Investing in the ADSs involves risks that are described in the “Risk Factors” section beginning on page 11 of this prospectus.

	Per ADS	Total

Public offering price	US$	US$
Underwriting discount	US$	US$
Proceeds, before expenses, to Ctrip	US$	US$
Proceeds, before expenses, to the selling shareholders	US$	US$

          The U.S. underwriters and international managers may also purchase up to an additional      ADSs from the selling shareholders at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments.

          Neither the Securities and Exchange Commission nor any state securities regulators has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

          The ADSs will be ready for delivery on or about                     , 2003.

Merrill Lynch & Co.

The date of this prospectus is                     , 2003

          You should rely only on the information contained in this prospectus. Neither we nor the selling shareholders nor the underwriters have authorized any person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. Neither we nor the selling shareholders nor the underwriters are making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

          Unless otherwise indicated, (1) the terms “we,” “us,” “our company,” “our” and “Ctrip” refer to Ctrip.com International, Ltd., its predecessor entities and subsidiaries, and, in the context of describing our operations, also include our affiliated Chinese entities, (2) “shares” and “ordinary shares” refer to our ordinary shares, “preferred shares” refers to our convertible preferred shares, “ADSs” refers to our American depositary shares, each of which represents                     ordinary shares, and “ADRs” refers to the American depositary receipts which evidence our ADSs, (3) “China” refers to the People’s Republic of China, excluding Taiwan, Hong Kong and Macau, and (4) all references to “RMB” are to the legal currency of China and all references to “U.S. dollars,” “dollars” and “US$” are to the legal currency of the United States. Information in this prospectus assumes that the underwriters do not exercise their over-allotment options to purchase up to           additional ADSs. All numbers discussed in this prospectus are approximated to the closest round number.

ii

PROSPECTUS SUMMARY

          This summary highlights key aspects of the information contained elsewhere in this prospectus. Because it is a summary, it does not contain all of the information that you should consider before making an investment decision. You should read the entire prospectus carefully, including the “Risk Factors” section and the financial statements and the accompanying notes to those statements. The statistics relating to the Chinese travel industry and economy included in this prospectus are derived from various government and institute research publications. We have not independently verified such information and you should not unduly rely upon it.

Ctrip.com International, Ltd.

Our Company

          We are a leading consolidator of hotel accommodations and airline tickets in China. We aggregate information on hotels and flights and enable our customers to make informed and cost-effective hotel and flight bookings. Since commencing operations in 1999, we have become one of the best-known travel brands in China. We pioneered the development of a reservation and fulfillment infrastructure that enables our customers to:

•	choose and reserve hotel rooms in cities throughout China and selected cities abroad;

•	book and purchase airline tickets for domestic and international flights originating from China; and

•	choose and reserve packaged tours that include transportation, accommodation, and sometimes guided tours as well.

          We target our services primarily at business and leisure travelers in China who do not travel in groups. This type of travelers, who are referred to in the travel industry as FITs and whom we refer to as independent travelers in this prospectus, form a traditionally under-served yet fast-growing segment of the China travel market. We act as agent in substantially all of our transactions and generally do not take any inventory risks with respect to the hotel rooms and airline tickets booked through us. We derive our hotel reservation, air-ticketing and packaged-tour revenues through commissions from our travel suppliers, primarily based on the transaction value of the rooms, airline tickets and packaged-tour products, respectively, booked through our services.

          For the nine months ended September 30, 2003, we derived 85.8% of our revenues from the hotel reservation business and 10.5% of our revenues from our air-ticketing business. Our packaged-tour business contributed 1.6% of our revenues for the nine months ended September 30, 2003.

          We believe that we are the largest consolidator of hotel accommodations in China in terms of the number of room nights booked. In October 2003, we booked over 300,000 hotel room nights. As of October 31, 2003, we had secured room supply relationships with over 1,700 hotels in China and over 450 hotels abroad, which cover a broad range in terms of price and geographical location. The quality and depth of our hotel supplier network enable us to offer our customers a wide selection of hotel accommodations, often at significant discounts to published rates. We believe our ability to offer reservations at highly rated hotels is particularly appealing to our customers. Revenues from our bookings for three-, four- and five-star hotels comprised approximately 95.0% of our revenues from our hotel reservation business for the nine months ended September 30, 2003.

          We believe that we are also one of the leading consolidators of airline tickets in Beijing and Shanghai in terms of the number of airline tickets booked and sold. We sold more than 70,000 tickets nationwide in October 2003. Our airline ticket suppliers include all major Chinese airlines and many international airlines that operate flights originating from China. We also believe we are the only airline ticket consolidator in China with a centralized reservation system and ticket fulfilment infrastructure covering all of the economically prosperous regions of China. Our customers can make flight reservations on their chosen routes and arrange ticket payment and delivery through our ticketing offices and third-party agencies located in over 20 major cities in China.

          We offer our services to customers through an advanced transaction and service platform consisting of our centralized toll-free, 24-hour customer service center and bilingual websites. For the nine months ended September 30, 2003, transactions effected through our customer service center accounted for approximately 70% of our transaction volume, while our websites accounted for the balance.

          We have experienced significant growth since our inception in June 1999. Beginning in the first half of 2002, we have achieved and maintained positive net income. Our revenues have increased from RMB6.9 million in 2000 to RMB105.3 million (US$12.7 million) in 2002. For the nine months ended September 30, 2003, we generated revenues of RMB111.3 million (US$13.4 million) and net income of RMB29.2 million (US$3.5 million) despite the outbreak of the Severe Acute Respiratory Syndrome, or SARS, during the second quarter of 2003.

Our Opportunity

          The Chinese travel industry is large and growing rapidly. The following chart contains certain data from CEIC Data Company Limited concerning the Chinese economy and the travel industry during the period from 1998 through 2002.

			Number of	Number of
	Nominal Gross	Expenditure on	3-, 4- and 5-Star	Civil Aviation
	Domestic Product	Tourism	Hotels in Operation	Passenger Kilometers

	(in billions of RMB)	(in millions of RMB)		(in billions)
1998	7,835	239,118	1,325	80,024
1999	8,207	283,192	1,573	85,728
2000	8,947	317,554	2,368	97,054
2001	9,731	352,237	2,857	109,135
2002	10,479	387,836	3,656	126,870

          China’s gross domestic product grew at a compound annual growth rate of 7.5% from 1998 to 2002. The aggregate expenditure on tourism in China increased at a compound annual growth rate of 12.8% during this period. According to China’s tenth five-year plan, the Chinese government expects an approximately 7% compound annual growth rate of China’s gross domestic product from 2000 to 2005. We anticipate that demand for travel services in China will continue to increase substantially in the foreseeable future as the Chinese economy continues to grow.

          Even as the rapid growth of the Chinese economy in the past decade has led to a significant increase in the demand for travel services, the travel intermediary businesses are highly fragmented in China, and travel agencies often focus on tour groups. Thus, independent travelers have limited access to discounted rates or comprehensive information on hotels and flights.

          Travel consolidators like us are able to offer information aggregated from various hotels and airlines to independent travelers, enabling them to make informed and cost-effective hotel and flight bookings through customer service centers or websites. Call centers or customer service centers allow travelers to gather and evaluate travel information, receive recommendations from customer service representatives and book transactions more efficiently by contacting customer service centers any time, day or night. Competitive labor costs in China have allowed customer service centers to become a cost-effective transaction tool in China. Furthermore, we believe that the travel industry, which inherently involves broadly dispersed travelers as well as a wide selection of travel suppliers in terms of location and price, is also well-suited to benefit from the increasing Internet and online commerce adoption in China, as the Internet’s broadly distributed and easily accessible environment creates the ideal foundation for new marketplaces.

Our Strengths and Challenges

          We bridge the gap between independent travelers and travel suppliers. Through our transaction and service platform consisting of our centralized toll-free, 24-hour customer service center and bilingual websites, we serve primarily the traditionally under-served yet growing independent travelers segment in China by helping these travelers plan and book their trips while helping travel suppliers such as hotels and airlines improve the efficiency of their marketing and distribution channel. We have achieved a leading position, in part, by establishing the following competitive strengths:

•	a leading travel brand in China;

•	large supplier network and nationwide coverage;

•	scalable platform and flexible cost structure;

•	excellent customer service;

•	advanced infrastructure and technology; and

•	experienced management team.

          We expect to face challenges in our business operations, including:

•	our limited operating experience as a travel consolidator;

•	the risk of declines or disruptions in the travel industry;

•	the risk of recurrence of SARS;

•	the risk of failure to increase our brand recognition;

•	the risk of damage to or interruption of our infrastructure; and

•	the risk of failure to maintain existing, or establish similar new, arrangements with travel suppliers.

Our Strategy

          Our goal is to create long-term shareholder value by enhancing our position as a leading hotel and airline ticket consolidator in China. We believe that China’s currently highly fragmented travel industry and under-served independent travelers have provided us with tremendous growth opportunities. We intend to pursue the following strategies to achieve our goal:

•	leverage the Ctrip brand to attract new travel suppliers and negotiate more favorable contractual terms with our existing suppliers, and strengthen the Ctrip brand by continuing to pursue a focused marketing and advertising campaign;

•	expand our hotel supplier network and room inventory, primarily through focusing the expansion on hotels with three-, four- and five-star ratings and continuing to pursue guaranteed allotment arrangements with our hotel suppliers;

•	expand air-ticketing and other travel product offerings, primarily through establishing airline ticket issuance and delivery infrastructure in more cities throughout China and further promoting the packaged-tour products that we offer;

•	enhance transaction and service platform, primarily through continuing to invest in the training of our customer service representatives and upgrading of our information technology systems underlying our customer service center and websites;

•	pursue selective strategic acquisitions and expand into Hong Kong, Macau and Taiwan, through exploring acquisitions that would allow us to expand the reach and scope of our travel products and services as well as our customer base in China, Hong Kong, Macau and Taiwan; and

•	expand into the merchant business, through gradually establishing a merchant business relationship with some of our travel suppliers.

Corporate Information

          We were incorporated in the Cayman Islands. Since commencing operations in 1999, we have conducted substantially all of our operations in China. We maintain our operational headquarters in Shanghai, and have regional offices in Beijing, Guangzhou, Shenzhen and Hong Kong. We also maintain a network of sales offices in about 30 cities in China. The existing institutional shareholders owning more than 5% of our company include Carlyle Asia Venture Partners I, L.P., IDG Technology Venture Investments, Inc., Tiger Technology Private Investment Partners, L.P. and S.I. Technology Venture Capital Limited.

          Our principal executive offices are located at 3F, Building 63-64, No. 421 Hong Cao Road, Shanghai 200233, People’s Republic of China, and our telephone number is (8621) 3406-4880. Our principal website address is www.ctrip.com. The information on our websites is not part of this prospectus.

Corporate Structure

          The following diagram illustrates our company’s organizational structure, and the place of formation, ownership interest and affiliation of each of our subsidiaries and affiliated entities.

Ctrip.com International, Ltd.
(a Cayman Islands company)
100%
Ctrip.com (Hong Kong) Limited
(a Hong Kong company)
Outside China
In China
100%
100%
Ctrip Travel Information Technology (Shanghai) Co., Ltd.*
Ctrip Computer Technology (Shanghai) Co., Ltd.*
Qi Ji
Min Fan
51%
49%
Qi Ji
Min Fan
Alex Nanyan Zheng
80%
20%
90%
10%
Unrelated Parties
66%
34%
Beijing Chenhao Xinye Air-Ticketing Service Co., Ltd.*
Shanghai Cuiming International Travel Agency Co., Ltd.*
Guangzhou Guangcheng Commercial Service Co., Ltd.*
Shanghai Ctrip Commerce Co., Ltd.*
Unrelated Parties
10%
90%
Shanghai Huacheng Southwest Travel Agency Co., Ltd.*

** A limited liability company incorporated in the People's Republic of China*

Beneficial Interest

Contractual arrangements including Exclusive Technical Consulting and Services Agreement, Trademark License Agreement and Software License Agreement

          We conduct substantially all of our business through our wholly owned subsidiaries in China, namely, Ctrip Computer Technology (Shanghai) Co., Ltd., or Ctrip Computer Technology, and Ctrip Travel Information Technology (Shanghai) Co., Ltd., or Ctrip Travel Information. Due to the current restrictions on foreign ownership of the air-ticketing, travel agency, advertising and Internet content provision businesses in China, we conduct a small part of our operations in these businesses through a series of contractual arrangements with our affiliated Chinese entities. These entities include:

•	Shanghai Ctrip Commerce Co., Ltd., or Ctrip Commerce, which holds advertising and Internet content provision licenses;

•	Shanghai Huacheng Southwest Travel Agency Co., Ltd., or Shanghai Huacheng, which holds domestic travel agency and air-ticketing licenses;

•	Beijing Chenhao Xinye Air-Ticketing Service Co., Ltd., or Beijing Chenhao, which holds an air-ticketing license;

•	Guangzhou Guangcheng Commercial Service Co., Ltd., or Guangzhou Guangcheng, which has recently received an air-ticketing license; and

•	Shanghai Cuiming International Travel Agency Co., Ltd., or Shanghai Cuiming, which holds a license to conduct both cross-border and domestic packaged-tour businesses.

          Qi Ji, who is a co-founder and director of our company, Min Fan, who is a co-founder and executive vice president of our company, and Alex Nanyan Zheng, who is a vice president of our company, are principal owners of our affiliated Chinese entities. We have made loans to Qi Ji, Min Fan and Alex Nanyan Zheng solely in connection with the capitalization or acquisition of our affiliated entities. For a detailed description of the terms of these loans, see “Related Party Transactions — Arrangements with Affiliated Chinese Entities.”

          We formed Home Inns & Hotels Management (Hong Kong) Limited, or Home Inns, in 2001 to expand our business line to include the hotel management service. Through a series of subsequent transactions, we reduced our interest in Home Inns to 31.16%. We spun off our remaining interest in Home Inns in August 2003 to prepare for the offering to enable us to focus on our core business of travel consolidation.

The Offering

American Depositary Shares offered:
By Ctrip:
U.S. offering	ADSs
International offering	ADSs
Total:	ADSs

By the selling shareholders:
U.S. offering	ADSs
International offering	ADSs
Total:	ADSs

The ADSs	Each ADS represents ordinary shares, par value US$0.01 per share. The ADSs will be evidenced by American Depositary Receipts, or ADRs. As an ADR holder, we will not treat you as one of our shareholders. The depositary will be the holder of the shares underlying your ADSs. You will have ADR holder rights as provided in the deposit agreement. Under the deposit agreement, you may instruct the depositary to vote the shares underlying your ADSs but only if we ask the depositary to ask for your instructions. The depositary will pay you the cash dividends or other distributions it receives on shares after deducting its fees and expenses. You must pay a fee for each issuance or cancellation of an ADS, distribution of securities by the depositary or some other depositary service. You may turn in your ADRs at the depositary’s office and after payment of some fees and expenses, the depositary will deliver the deliverable shares underlying your ADRs to you. To better understand the terms of the ADSs, you should carefully read the section in this prospectus entitled “Description of American Depositary Shares.” We also encourage you to read the deposit agreement, which is an exhibit to the registration statement that includes this prospectus.

ADSs outstanding after the offering	ADSs.

Ordinary shares outstanding after the offering	ordinary shares, excluding outstanding stock options to purchase an aggregate of 1,535,760 ordinary shares at a weighted average exercise price of US$0.7716 per ordinary share and outstanding stock options to purchase additional 711,660 ordinary shares at a weighted average exercise price of US$2.11 per ordinary share, 50,000 ordinary shares at an exercise price of US$5.00 per ordinary share, 80,000 ordinary shares at an exercise price of US$6.00 per ordinary share, and 143,980 ordinary shares at an exercise price equal to 80% of the midpoint of the filing range.

Use of proceeds	We may use the net proceeds from this offering (i) to fund working capital; (ii) to fund capital expenditures, including technology upgrades; (iii) to expand our sales and marketing efforts; (iv) to fund possible acquisitions of complementary businesses, although we are not currently negotiating any such transactions; and (v) for general corporate purposes.

We will not receive any of the proceeds from the sale of ADSs by the selling shareholders.

Risk factors	See “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in the ADSs.

Proposed Nasdaq National Market symbol	CTRP.

Depositary	The Bank of New York.

Summary Consolidated Financial Data

          You should read the following information with our consolidated financial statements and related notes, “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

          The summary consolidated statement of operations data for 2001 and 2002 and the nine months ended September 30, 2003, and the consolidated balance sheet data as of December 31, 2001 and 2002 and September 30, 2003, are derived from our audited consolidated financial statements included elsewhere in this prospectus and should be read in conjunction with, and are qualified in their entirety by reference to, these consolidated financial statements and related notes. These consolidated financial statements have been audited by PricewaterhouseCoopers and were prepared in accordance with U.S. GAAP. The summary consolidated statement of operations data for 2000 and the nine months ended September 30, 2002, and the consolidated balance sheet data as of December 31, 2000 and September 30, 2002, set forth below are derived from our unaudited consolidated financial statements included elsewhere in this prospectus and should be read in conjunction with, and are qualified in their entirety by reference to, these unaudited consolidated financial statements and related notes. We have prepared the unaudited information on the same basis as the audited consolidated financial statements, and have included, in our opinion, all adjustments, consisting only of normal and recurring adjustments that we consider necessary for a fair presentation of the financial information set forth in those statements.

	Year Ended December 31,				Nine Months Ended September 30,

	2000	2001	2002	2002	2002	2003	2003

	RMB	RMB	RMB	US$(2)	RMB	RMB	US$(2)
	(unaudited)				(unaudited)

	(in thousands, except for share and per share data)
Consolidated Statements of Operation Data:
Net revenues	6,453	43,984	100,049	12,087	68,809	105,717	12,772
Costs of services	(1,950)	(7,940)	(13,673)	(1,652)	(9,100)	(14,447)	(1,745)
Gross profit	4,503	36,044	86,376	10,435	59,709	91,270	11,027
Operating expenses	(36,243)	(55,696)	(63,106)	(7,624)	(45,379)	(55,384)	(6,691)
Income (loss) from operations	(31,740)	(19,652)	23,270	2,811	14,330	35,886	4,336
Net income (loss)	(23,977)	(15,261)	14,193	1,715	8,456	29,192	3,527
Earnings per Share Data:
Accretion for Series B preferred shares	(2,196)	(14,316)	(16,492)	(1,993)	(12,140)	(12,366)	(1,494)
Cash dividends to holders of Series A and Series B preferred shares	—	—	(16,762)	(2,025)	—	—	—
Deemed dividends to holders of Series A and Series B preferred shares for spin-off of joint venture companies(3)	—	—	—	—	—	(2,829)	(342)
Deemed dividends upon repurchase of Series A and Series B preferred shares	—	—	—	—	—	(35,336)	(4,269)
Net loss attributable to ordinary shareholders	(26,173)	(29,578)	(19,061)	(2,303)	(3,684)	(21,339)	(2,578)
Loss per share:
basic and diluted	(3.03)	(3.26)	(2.00)	(0.24)	(0.39)	(2.26)	(0.27)
Loss per ADS(1):
basic and diluted

			As of September 30, 2003

	As of December 31,
	2002		Actual		As adjusted(4)

	RMB	US$(2)	RMB	US$(2)	RMB	US$(2)

					(unaudited)

	(in thousands)
Consolidated Balance Sheet Data:
Cash	38,931	4,703	70,353	8,500
Total assets	97,255	11,750	151,999	18,364
Series B preferred shares(5)	124,963	15,097	—	—
Total shareholders’ equity (deficit)	(41,629)	(5,029)	109,032	13,173	—

(1)	Each ADS represents ordinary shares.

(2)	Translations from RMB amounts into U.S. dollars were made at a rate of RMB8.2771 to U.S.$1.00. See “Exchange Rate Information.”

(3)	On August 27, 2003, we resolved to distribute all of our equity interest in Home Inns to the then existing holders of our ordinary shares and Series A and Series B preferred shares on a pro rata as-converted basis based on the carrying value of the equity interest in the amounts of RMB1,782,559, RMB808,827 and RMB2,020,237, respectively.

(4)	As adjusted to reflect the conversion of all of our preferred shares into ordinary shares, which will occur automatically immediately prior to the closing of this offering, and the issuance and sale of ADSs offered hereby at an estimated offering price of US$ per ADS, after deducting underwriting discounts, commissions and estimated offering expenses.

(5)	Prior to the forfeiture of the redemption feature in September 2003, Series B preferred shares were not included as part of shareholders’ equity as such shares were redeemable at the option of the holder. As of September 30, 2003, Series B preferred shares are included in Total shareholders’ equity (deficit).

RISK FACTORS

          Investing in our ADSs involves a high degree of risk. You should carefully consider the risks described below, together with the other information contained in this prospectus before making an investment decision. The risks described below are not the only ones facing our company. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. The trading price of our ADSs could decline due to any of these risks and you may lose all or part of your investment.

Risks Related to Our Company

Our limited operating history makes evaluating our business and prospects difficult.

          We began our operations in 1999. As a result, we have a limited operating history for you to evaluate our business. It is also difficult to evaluate our prospective business, because we may not have sufficient experience to address the risks frequently encountered by early stage companies using new and unproven business models and entering new and rapidly evolving markets, including markets for online commerce and frequent independent travelers. These risks include our potential failure to:

•	obtain new customers at reasonable cost, retain existing customers, encourage repeat purchases or convert visitors to our websites into customers;

•	increase awareness of the Ctrip brand and continue to build user loyalty;

•	retain existing hotels, airlines and other suppliers of travel services or expand our service offerings on satisfactory terms from our travel suppliers;

•	adequately and efficiently operate, upgrade and develop the systems that we use to process customers’ reservations;

•	maintain adequate control of our expenses;

•	attract and retain qualified personnel;

•	respond to technological changes; or

•	respond to competitive market conditions.

          If we are unsuccessful in addressing any of these risks, our business will be materially adversely affected.

We have sustained losses in the past and may experience earnings declines or net losses in the future.

          We sustained net losses in the periods prior to 2002. We cannot assure you that we can sustain profitability or avoid net losses in the future. We expect that our operating expenses will increase and the degree of increase in these expenses will be largely based on anticipated organizational growth and revenue trends. As a result, any decrease or delay in generating additional sales volume and revenue could result in substantial operating losses.

Declines or disruptions in the travel industry generally could reduce our revenue.

          A large part of our business is currently driven by the trends that occur in the travel industry in China, including the hotel, airline and packaged-tour industries. As the travel industry is highly sensitive to business and personal discretionary spending levels, it tends to decline during general economic downturns. In addition, other adverse trends or events that tend to reduce travel and are likely to reduce our revenues include:

•	a recurrence of SARS or any other serious contagious diseases;

•	increased prices in the hotel, airline, or other travel-related industries;

•	increased occurrence of travel-related accidents;

•	poor weather conditions; and

•	natural disasters.

          We could be severely affected by changes in the travel industry and will, in many cases, have little or no control over those changes.

The recurrence of SARS may materially and adversely affect our business and operating results.

          In early 2003, several economies in Asia, including Hong Kong and China, were affected by the outbreak of SARS. The travel industry in China, Hong Kong and some other parts of Asia suffered tremendously as a result of the outbreak of SARS. Although none of our employees was infected with SARS, our business and operating results were adversely affected. Total room nights booked through us decreased from 131,426 and 122,716 in May 2002 and June 2002, respectively, to 36,894 and 109,751 in May 2003 and June 2003, respectively.

          If there is a recurrence of an outbreak of SARS, it may adversely affect our business and operating results. For example, a future SARS outbreak could result in quarantines or closures to our customer service center in Shanghai if our employees are infected with SARS. In addition, ongoing concerns regarding SARS, particularly its effect on travel, could negatively impact our China-based customers’ desire to travel. If there is a recurrence of an outbreak of SARS, travel to and from SARS-affected regions could be curtailed. Continued or additional restrictions on travel to and from these and other regions on account of SARS could have a material adverse effect on our business, results of operations and financial condition.

Our business may be harmed if our infrastructure and technology are damaged or otherwise fail or become obsolete.

          Our customer service center and substantially all of our computer and communications systems are located at a single facility in Shanghai and are therefore vulnerable to damage or interruption from human error, computer viruses, fire, flood, power loss, telecommunications failure, physical or electronic break-ins, sabotage, vandalism, natural disasters and similar events. We currently do not have redundant systems and do not carry business interruption insurance to compensate us for losses that may occur.

          We use an internally developed booking software system that supports nearly all aspects of our booking transactions. Our business may be harmed if we are unable to upgrade our systems and infrastructure fast enough to accommodate future traffic levels, or to avoid obsolescence, or successfully integrate any newly developed or purchased technology with our existing system. Capacity constraints could cause unanticipated system disruptions, slower response times, poor customer service, impaired quality and speed of reservations and confirmations, and delays in reporting accurate financial and operating information. These factors could cause us to lose customers and suppliers.

If we are unable to maintain existing, and establish new, arrangements with hotel suppliers similar to those we currently have, our business may suffer.

          If we are unable to maintain satisfactory relationships with our existing hotel suppliers, or if our hotel suppliers establish similar or more favorable relationships with our competitors, our operating results and our business would be harmed, because we would not have the necessary supply of hotel rooms or hotel rooms at satisfactory rates to meet the needs of our customers. Our business depends significantly upon our ability to contract with hotels in advance for the guaranteed availability of a specified number of hotel rooms. We rely on hotel suppliers to provide us with rooms at discounted prices. However, our contracts with our hotel suppliers are not exclusive and most of the contracts must be renewed semi-annually or annually. We cannot assure you that our hotel suppliers will renew our contracts in the future on terms similar to those we currently have. Furthermore, in order to maintain and grow our business, we will need to establish new arrangements with hotels in our existing markets and in new markets. We cannot assure you that we will be able to identify appropriate hotels or enter into arrangements with those hotels on favorable terms, if at all. This failure could harm the growth of our business and, consequently, the price of our ADSs.

If we are unable to maintain existing arrangements with our airline ticket suppliers, our business may be harmed.

          We derive significant benefits, including revenues, from our arrangements with major domestic airlines in China and many international airlines operating flights originating from China. Our airline ticket suppliers allow us to book and sell tickets on their behalf and collect commissions on tickets booked and sold through us. Although we currently have supply relationships with these airlines, these airlines also compete with us for ticket bookings and have entered into similar arrangements with many of our competitors and may continue to do so in the future. Such arrangements may be on better terms than we have. We cannot assure you that any of these airlines will continue to have supplier relationships with us. The loss of these supplier relationships would impair the profitability of our business as we would lose a significant source of our net revenues.

If we fail to increase our brand recognition, we may face difficulty in obtaining new business partners and consumers, and our business may be harmed.

          We believe that establishing, maintaining and enhancing the Ctrip brand is a critical aspect of our efforts to grow our customer base and obtain new business partners. Some of our potential competitors already have well-established brands in the travel industry, increasing the importance of increasing and maintaining our brand recognition. The promotion of our brand will depend largely on our success in maintaining a sizeable and active customer base, providing high-quality customer service and organizing effective marketing and advertising programs. If our current customer base significantly declines, or the quality of our customer services substantially deteriorates, or if we fail to cost-effectively promote and maintain our brand, our business, operating results and financial condition would be materially adversely affected.

New competitors face low entry barriers to our industry, and if we do not compete successfully against new and existing competitors, we may lose our market share, and our profitability may be adversely affected.

          We compete primarily with other consolidators of hotel accommodations and flight reservation services, such as www.elong.com. We also compete with traditional travel agencies.

          In the future, we may also face competition from new players in the hotel consolidation market in China and abroad, such as expedia.com and hotels.com, that may enter China in the future. We may face more competition from hotels and airlines as they enter the discount rate market directly or through alliances with other travel consolidators. Our industry is characterized by relatively low fixed costs. In addition, like all other consolidators, we do not have exclusive arrangements with our travel suppliers. The combination of these two factors presents potential entrants to our industry with relatively low entry barriers.

          Increased competition could reduce our operating margins and profitability and result in loss of market share. Some of our existing and potential competitors may have competitive advantages, such as significantly greater financial, marketing or other resources and may be able to mimic and adopt our business model. We cannot assure you that we will be able to successfully compete against new or existing competitors.

We may not be able to prevent others from using our intellectual property, which may harm our business and expose us to litigation.

          We regard our domain names, trade names, trade marks and similar intellectual property as critical to our success. We try to protect our intellectual property rights by relying on trade mark protection and confidentiality laws and contracts. The trade mark and confidentiality protection in China may not be as effective in the United States. Policing unauthorized use of proprietary technology is difficult and expensive.

The steps we have taken may be inadequate to prevent the misappropriation of our proprietary technology. Any misappropriation could have a negative effect on our business and operating results. Furthermore, we may need to go to court to enforce our intellectual property rights. Litigation relating to our intellectual property might result in substantial costs and diversion of resources and management attention. See “— Risks Related to Doing Business in China — Uncertainties with respect to the Chinese legal system could adversely affect us.”

Our business depends substantially on the continuing efforts of our key executives, and our business may be severely disrupted if we lose their services.

          Our future success heavily depends upon the continued services of our key executives, particularly James Jianzhang Liang, Neil Nanpeng Shen and Min Fan, who are the Chief Executive Officer, Chief Financial Officer and Executive Vice President of our company, respectively. We rely on their expertise in business operations, finance and travel services and on their relationships with our shareholders, suppliers and regulators. We do not maintain key-man life insurance for any of our key executives. If one or more of our key executives are unable or unwilling to continue in their present positions, we may not be able to easily replace them or at all. Therefore, our business may be severely disrupted, our financial conditions and results of operations may be materially and adversely affected, and we may incur additional expenses to recruit and train personnel.

          In addition, if any of these key executives joins a competitor or forms a competing company, we may lose customers and suppliers. Each of our executive officers has entered into an employment agreement with us, which contains confidentiality and non-competition provisions. If any disputes arise between our executive officers and us, we cannot assure you the extent to which any of these agreements would be enforced in China, where these executive officers reside and hold most of their assets, in light of the uncertainties with China’s legal system. See “— Risks Related to Doing Business in China — Uncertainties with respect to the Chinese legal system could adversely affect us.”

Chinese laws and regulations restrict foreign investment in the air-ticketing, travel agency, advertising and Internet content provision businesses, and substantial uncertainties exist with respect to the application and implementation of Chinese laws and regulations.

          We are a Cayman Islands corporation and a foreign person under Chinese laws. Due to the foreign ownership restrictions in the air-ticketing, travel agency, advertising and Internet content provision industries, we conduct part of our business through contractual arrangements with our affiliated Chinese entities. These entities hold the licenses and approvals that are essential for our business operations.

          In the opinion of our Chinese counsel, our current ownership structures, the ownership structure of our wholly owned subsidiaries and our affiliated Chinese entities, the contractual arrangements among us, our wholly owned subsidiaries, our affiliated Chinese entities and their shareholders, and our business operations as described in this prospectus, are in compliance with all existing Chinese laws, rules and regulations. There are, however, substantial uncertainties regarding the interpretation and application of current or future Chinese laws and regulations. Accordingly, we cannot assure you that Chinese government authorities will not ultimately take a view contrary to the opinion of our Chinese legal counsel.

          If we and our affiliated Chinese entities are found to be in violation of any existing or future Chinese laws or regulations, the relevant governmental authorities would have broad discretion in dealing with such violation, including, without limitation, levying fines, confiscating our income, or the income of our affiliated Chinese entities, revoking our business licenses, or the business licenses of our affiliated Chinese entities, requiring us and our affiliated Chinese entities to restructure our ownership structure or operations, and requiring us or our affiliated Chinese entities to discontinue any portion or all of our Internet content provision, air-ticketing, travel agency or advertising businesses.

          Any of these actions could cause significant disruption to our business operations and may materially and adversely affect our business, financial condition and results of operations.

If our affiliated Chinese entities violate our contractual arrangements with them, our business could be disrupted, our reputation may be harmed and we may have to resort to litigation to enforce our rights which may be time consuming and expensive.

          As the Chinese government restricts our ownership of Internet content provision, air-ticketing, travel agency and advertising businesses in China, we depend on our affiliated Chinese entities, in which we have no ownership interest, to conduct part of our non-hotel reservation business activities through a series of contractual arrangements, which are intended to provide us with the effective control over these entities. Although we have been advised by our Chinese counsel that these contractual arrangements are valid, binding and enforceable under current Chinese laws, these arrangements may not be as effective in providing control as direct ownership of these businesses. For example, our affiliated Chinese entities could violate our contractual arrangements with them by, among other things, failing to operate our air-ticketing, packaged-tour or advertising business in an acceptable manner. In any such event, we would have to rely on the Chinese legal system to enforce those agreements. Any legal proceeding could result in the disruption of our business, damage to our reputation, diversion of our resources and the incurrence of substantial costs. See “— Risks Related to Doing Business in China — Uncertainties with respect to the Chinese legal system could adversely affect us.”

The principal shareholders of our affiliated Chinese entities have potential conflicts of interest with us, which may adversely affect our business.

          Our director, Qi Ji, and our officers, Min Fan and Alex Nanyan Zheng, are also the principal shareholders of our affiliated Chinese entities. Thus, conflicts of interest between their duties to our company and our affiliated entities may arise. We cannot assure you that when conflicts of interest arise, these persons will act completely in our interests or that conflicts of interests will be resolved in our favor. The conflicts may result in our loss of corporate opportunities. In addition, these persons could violate their non-competition or employment agreements with us or their legal duties by diverting business opportunities from us to others. In any such event, we would have to rely on the Chinese legal system to enforce these agreements. Any legal proceeding could result in the disruption of our business, diversion of our resources and the incurrence of substantial costs. See “— Risks Related to Doing Business in China — Uncertainties with respect to the Chinese legal system could adversely affect us.”

Our subsidiaries and affiliated entities in China are subject to restrictions on paying dividends or making other payments to us.

          We are a holding company incorporated in the Cayman Islands. We rely on dividends from our subsidiaries in China and consulting and other fees paid to us by our affiliated Chinese entities. Current Chinese regulations permit our subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, our subsidiaries in China are required to set aside at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds. These reserves are not distributable as cash dividends. Further, if our subsidiaries and affiliated entities in China incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us.

The air-ticketing, travel agency, advertising and Internet industries are heavily regulated by the Chinese government. If we fail to obtain or maintain all pertinent permits and approvals, our business operations may be adversely affected.

          The air-ticketing, travel agency, advertising and Internet industries are heavily regulated by the Chinese government. We are required to obtain applicable permits or approvals from different regulatory authorities in order to conduct our business, including separate licenses for Internet content provision, air-ticketing, advertising and travel agency activities. If we fail to obtain or maintain any of the required permits or approvals, we may be subject to various penalties, such as fines or suspension of operations in these regulated businesses, which could severely disrupt our business operations. As a result, our financial condition and results of operations may be adversely affected.

Our business could suffer if we do not successfully manage current growth and potential future growth.

          Our business has grown very quickly in its few years of operation. We have rapidly expanded our operations and anticipate further expansion of our operations and workforce. Our growth to date has placed, and our anticipated future operations will continue to place, a significant strain on our management, systems and resources. In addition to training and managing our workforce, we will need to continue to improve and develop our financial and managerial controls and our reporting systems and procedures. We cannot assure you that we will be able to efficiently or effectively manage the growth of our operations, and any failure to do so may limit our future growth and hamper our business strategy.

Future acquisitions may have an adverse effect on our ability to manage our business.

          Selective acquisitions forms part of our strategy to further expand our business. If we are presented with appropriate opportunities, we may acquire additional complementary companies, products or technologies. Future acquisitions and the subsequent integration of new companies into ours would require significant attention from our management. The diversion of our management’s attention and any difficulties encountered in any integration process could have an adverse effect on our ability to manage our business. Future acquisitions would expose us to potential risks, including risks associated with the assimilation of new operations, technologies and personnel, unforeseen or hidden liabilities, the diversion of resources from our existing businesses and technologies, the inability to generate sufficient revenue to offset the costs and expenses of acquisitions, and potential loss of, or harm to, relationships with employees, customers and suppliers as a result of integration of new businesses.

We may need additional capital and we may not be able to obtain it.

          We believe that our current cash and cash equivalents, cash flow from operations and the proceeds from this offering will be sufficient to meet our anticipated cash needs for the foreseeable future. We may, however, require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If these resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

We rely on services from third parties to carry out our business and to deliver our products to customers, and if there is any interruption or deterioration in the quality of these services, our customers may not continue using our services.

          We rely on third-party computer systems to host our websites, as well as third-party licenses for some of the software underlying our technology platform. In addition, we rely on third-party travel agencies to issue airline tickets, confirmations and deliveries in some cities in China. Any interruption in our ability to obtain the products or services of these or other third parties or deterioration in their performance could impair the timing and quality of our own service. If our service providers fail to deliver airline tickets in a timely manner to our customers, our services will not meet the expectations of our customers and our reputation and brand will be damaged. Furthermore, if our arrangements with any of these third parties are terminated, we may not find an alternate source of support on a timely basis or on terms as advantageous to us.

If our hotel suppliers or customers provide us with untrue information regarding our customers’ stay, our commission income and revenues may decrease.

          Currently, a substantial portion of our revenues is represented by commissions received from hotels for room nights booked through us. Generally, we do not receive payment from our customers on behalf of our hotel suppliers, as our customers pay hotels directly. To confirm whether a customer adheres to the booked itinerary, we make routine inquiries with the hotel and, occasionally, the customer. We rely on the hotel and the customer to give us truthful information regarding the customer’s check-in and check-out dates, which information forms the basis for calculating the commission we are entitled to receive from the hotel. If our hotel suppliers or customers provide us with untrue information with respect to our customers’ length of stay at the hotels, our hotel revenue may decrease.

As we begin to expand into the merchant business, we may suffer losses if we are unable to predict the amount of inventory we will need to purchase.

          We plan to gradually establish merchant business relationships with selected travel service suppliers beginning in the second or third quarter of 2004. In the merchant business relationship, we would buy hotel rooms and/or airline tickets in advance before selling them to our customers and thereby bear the inventory risk. If we do not correctly predict demand for hotel rooms and airline tickets that we are committed to purchase, we would be responsible for covering the cost of the hotel rooms and airline tickets we are unable to sell.

We may be subject to litigation for information provided on our websites, which may be time-consuming to defend.

          Our websites contain information about hotels, flights, popular vacation destinations and other travel-related topics. It is possible that if any information, accessible on our websites, contains errors or false or misleading information, third parties could take action against us for losses incurred in connection with the use of such information. Any claims, with or without merit, could be time-consuming to defend, result in litigation and divert management’s attention and resources.

We could be liable for breaches of security on our websites and fraudulent transactions by users of our websites.

          Currently, a portion of our transactions are conducted through our websites. In such transactions, secured transmission of confidential information (such as customers’ itineraries, hotel and other reservation information, credit card numbers and expiration dates, personal information and billing addresses) over public networks is essential to maintain consumer and supplier confidence. Our current security measures may not be adequate. Security breaches could expose us to litigation and possible liability for failing to secure confidential customer or supplier information and could harm our reputation and ability to attract customers.

If we are unable to attract, train and retain key individuals and highly skilled employees, our business may be adversely affected.

          If our business continues to expand, we will need to hire additional employees, including travel supplier management personnel to maintain and expand our travel supplier network, information technology and engineering personnel to maintain and expand our websites, customer service center and systems, and customer support personnel to serve an increasing number of customers. If we are unable to identify, attract, hire, train and retain sufficient employees in these areas, users of our websites and customer service center may have negative experiences and turn to our competitors, which could adversely affect our business and results of operations.

We have limited business insurance coverage in China.

          The insurance industry in China is still at an early stage of development. Insurance companies in China offer limited business insurance products. As a result, we do not have any business liability or disruption insurance coverage for our operations in China. Any business disruption, litigation or natural disaster might result in substantial costs and diversion of resources.

Facts and statistics in this prospectus relating to the China travel industry and economy may be inaccurate.

          Facts and statistics in this prospectus relating to the Chinese travel industry and economy are derived from various government and institute research publications. While we have taken reasonable care to ensure that the facts and statistics presented are accurately reproduced from such sources, they have not been independently verified by us. Due to possibly flawed or ineffective collection methods and other problems in China, the statistics in this prospectus may be inaccurate or may not be comparable to statistics produced for other economies and should not be unduly relied upon. Further, there can be no assurance that they are stated or compiled on the same basis or with the same degree of accuracy as may be the case in the U.S. or elsewhere.

Risks Related to Doing Business in China

Adverse changes in political and economic policies of the Chinese government could have a material adverse effect on the overall economic growth of China, which could reduce the demand for our services and adversely affect our competitive position.

          Substantially all of our operations are conducted in China and substantially all of our revenues are sourced from China. Accordingly, our results of operations, financial condition and prospects are subject to a significant degree to the economic, political and legal developments of China. Since the late 1970s, the Chinese government has been reforming the economic system in China. These reforms have resulted in significant economic growth. However, any economic reform policies or measures in China may from time to time be modified or revised. Any adverse changes in economic conditions in China, in policies of the Chinese government or in laws and regulations in China, could have a material adverse effect on the overall economic growth of China and investment in the travel industry. Such developments could adversely affect our businesses, lead to reduction in demand for our services and adversely affect our competitive position.

Slow-down of the Chinese economy may slow down our growth and profitability.

          Our financial results have been, and are expected to continue to be, affected by the growth in the Chinese economy and travel industry. Although the Chinese economy has grown significantly in the past decade, there can be no assurance that growth of the Chinese economy will continue or that any slow-down will not have a negative effect on our business. The overall Chinese economy affects our profitability, since expenditures for travel may decrease in a slowing economy.

Future movements in exchange rates between the U.S. dollar and RMB may adversely affect the value of our ADSs.

          We are exposed to foreign exchange risk arising from various currency exposures. Some of our expenses are denominated in foreign currencies while almost all of our revenues are denominated in RMB, the legal currency in China. We have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency risk. The value of RMB is subject to changes in the Chinese government’s policies. Although our exposure to foreign exchange risks is limited, the value of your investment in our ADSs will be affected by the foreign exchange rate between the U.S. dollar and RMB, because the value of our business is effectively denominated in RMB, while our ADSs will be traded in U.S. dollars.

Restrictions on currency exchange may limit our ability to receive and use our revenues effectively.

          Because substantially all of our revenues are in the form of RMB, any restrictions on currency exchange may limit our ability to use revenue generated in RMB to fund our business activities outside China or to make dividend payments in U.S. dollars. The principal regulation governing foreign currency exchange in China is the Foreign Currency Administration Rules (1996), as amended. Under the Rules, RMB is freely convertible for trade and service-related foreign exchange transactions, but not for direct investment, loan or investment in securities outside China unless the prior approval of the State Administration for Foreign Exchange is obtained. Although the Chinese government regulations now allow greater convertibility of RMB for current account transactions, significant restrictions still remain. For example, foreign exchange transactions under our subsidiaries’ capital account, including principal payments in respect of foreign currency-denominated obligations, remain subject to significant foreign exchange controls and the approval of the State Administration of Foreign Exchange of the People’s Republic of China. These limitations could affect our ability to obtain foreign exchange for capital expenditures. We cannot be certain that the Chinese regulatory authorities will not impose more stringent restrictions on the convertibility of RMB, especially with respect to foreign exchange transactions.

Online payment systems in China are at an early stage of development and may restrict our ability to expand our online commerce service business.

          Online payment systems in China are at an early stage of development. Although major Chinese banks are instituting online payment systems, these systems are not as widely available or acceptable to consumers in China as in the United States and other developed countries. In addition, only a limited number of consumers in China have credit cards or debit cards, relative to countries like the United States. The lack of adequate online payment systems may limit the number of online commerce transactions that we can service. If online payment services do not develop, our ability to grow our online commerce business may be limited.

The Internet market has not been proven as an effective commercial medium in China.

          The market for Internet products and services in China has only recently begun to develop. The Internet penetration rate in China is lower than those in the United States and other developed countries. Since the Internet is an unproven medium for commerce in China, our future operating results from online services will depend substantially upon the increased use and acceptance of the Internet for distribution of products and services and facilitation of commerce in China.

          The Internet may not become a viable commercial marketplace in China for various reasons in the foreseeable future. More salient impediments to Internet development in China include:

•	consumer dependence on traditional means of commerce;

•	inexperience with the Internet as a sales and distribution channel;

•	inadequate development of the necessary infrastructure to facilitate online commerce;

•	concerns about security, reliability, cost, ease of deployment, administration and quality of service associated with conducting business over the Internet;

•	inexperience with credit card usage or with other means of electronic payment; and

•	limited use of personal computers.

          If the Internet is not widely accepted as a medium for online commerce in China, our ability to grow our online business would be impeded.

Uncertainties with respect to the Chinese legal system could adversely affect us.

          We conduct our business primarily through our wholly owned subsidiaries incorporated in China. Our subsidiaries are generally subject to laws and regulations applicable to foreign investment in China and, in particular, laws applicable to wholly foreign-owned enterprises. In addition, we depend on several affiliated entities in China to honor their service agreements with us. Almost all of these agreements are governed by Chinese law and disputes arising out of these agreements are expected to be decided by arbitration in China. The Chinese legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. Since 1979, Chinese legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, since these laws and regulations are relatively new and the Chinese legal system is still evolving, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties, which may limit remedies available to us. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention.

We have attempted to comply with the Chinese government regulations regarding licensing requirements by entering into a series of agreements with our affiliated Chinese entities. If the Chinese laws and regulations change, our business in China may be adversely affected.

          To comply with the Chinese government regulations regarding licensing requirements, we have entered into a series of agreements with our affiliated Chinese entities to exert our operational control over them and secure consulting fees and other payments from them. Although we have been advised by our Chinese counsel that our arrangements with our affiliated Chinese entities are valid under current Chinese law and regulations, we cannot assure you that we will not be required to restructure our organization structure and operations in China to comply with changing and new Chinese laws and regulations. Restructuring of our operations may result in disruption of our business, diversion of management attention and the incurrence of substantial costs.

We may have to register our encryption software with Chinese regulatory authorities, and if they request that we change our encryption software, our business operations will be disrupted as we develop or license replacement software.

          Pursuant to the Regulations for the Administration of Commercial Encryption promulgated in 1999, foreign and domestic Chinese companies operating in China are required to register and disclose to Chinese regulatory authorities the commercial encryption products they use. Because these regulations do not specify what constitutes encryption products, we are unsure whether or how they apply to us and the encryption software we utilize. We may be required to register or apply for permits with the relevant Chinese regulatory authorities for our current or future encryption software. If Chinese regulatory authorities request that we change our encryption software, we may have to develop or license replacement software, which could disrupt our business operations. In addition, we may be subject to potential liability for using software that is subsequently deemed to be illegal by the relevant Chinese regulatory authorities. These potential liabilities might include fines, product confiscation and criminal sanctions. We cannot assure you that our business, financial condition and results of operations will not be materially and adversely affected by the application of these regulations.

The continued growth of the Chinese Internet market depends on the establishment of an adequate telecommunications infrastructure.

          Although private sector Internet service providers currently exist in China, almost all access to the Internet is maintained through ChinaNet owned by China Telecom under the administrative control and regulatory supervision of China’s Ministry of Information Industry. In addition, the national networks in China connect to the Internet through a government-controlled international gateway. This international gateway is the only channel through which a domestic Chinese user can connect to the international Internet network. We rely on this infrastructure and China Telecom to provide data communications capacity primarily through local telecommunications lines. Although the government has announced plans to develop aggressively the national information infrastructure, we cannot assure you that this infrastructure will be developed. In addition, we will have no access to alternative networks and services, on a timely basis if at all, in the event of any infrastructure disruption or failure. The Internet infrastructure in China may not support the demands associated with continued growth in Internet usage.

Risks Related to the Shares and ADSs

There has been no public market for our ordinary shares or ADSs prior to this offering, and therefore the price may fall below the public offering price.

          Prior to this initial public offering, there has been no public market for our ordinary shares or ADSs. The initial public offering price for our ADSs will be determined by negotiations between us and the underwriters and may bear no relationship to the market price for our ADSs after the initial public offering. We cannot assure you that an active trading market will develop or that the market price of our ADSs will not decline below the initial public offering price.

Your right to participate in any future rights offerings may be limited, which may cause dilution to your holdings.

          We may from time to time distribute rights to our shareholders, including rights to acquire our securities. Under the deposit agreement, the depositary bank will not offer you those rights unless the distribution to ADS holders of both the rights and any related securities are either registered under the Securities Act, or exempt from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. Accordingly, you may be unable to participate in our rights offerings and may experience dilution in your holdings.

You will experience immediate and substantial dilution in the book value of ADSs purchased.

          The public offering price per ADS will be substantially higher than the net tangible book value per ordinary share issued prior to this offering. Purchasers of our ADSs offered in the offering will therefore incur an immediate and substantial dilution in the net tangible book value per ADSs from the initial public offering price. See “Dilution.”

The future sales by our existing shareholders of a substantial number of our ADSs in the public market could adversely affect the price of our ADSs.

          If our shareholders sell substantial amounts of our ordinary shares or ADSs, including those issued upon the exercise of outstanding options, in the public market following this offering, the market price of our ADSs could fall. Such sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate. Immediately after the completion of this offering, we will have an aggregate of            ordinary shares issued and outstanding, including            ordinary shares represented by                     ADSs offered in this offering, sold in this offering. Our ADSs sold in this offering will be eligible for immediate resale in the public market without restrictions, and those held by our existing shareholders may also be sold in the public market in the future subject to the restrictions contained in Rule 144 under the Securities Act and applicable lock-up agreements. If any existing shareholder or shareholders sell a substantial amount of ordinary shares after the expiration of the lock-up period, the prevailing market price for our ADSs could be adversely affected. See “Underwriting” and “Shares Eligible for Future Sale” for additional information regarding resale restrictions.

The market price for our ADSs may be volatile.

          The market price for our ADSs is likely to be highly volatile and subject to wide fluctuations in response to factors including the following:

•	actual or anticipated fluctuations in our quarterly operating results;

•	announcements of new services by us or our competitors;

•	changes in financial estimates by securities analysts;

•	conditions in the Internet, online commerce or travel industries;

•	changes in the economic performance or market valuations of other Internet, online commerce or travel companies;

•	announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

•	additions or departures of key personnel;

•	release of lock-up or other transfer restrictions on our outstanding ADSs or sales of additional ordinary shares or ADSs; and

•	potential litigation.

          In addition, the securities market have from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our ADSs.

You may not be able to exercise your right to vote.

          As a holder of ADSs, you may instruct the depositary of our ADSs to vote the shares underlying your ADSs but only if we ask the depositary to ask for your instructions. Otherwise, you will not be able to exercise your right to vote unless you withdraw the shares. However, you may not know about the meeting enough in advance to withdraw the shares. If we ask for your instructions, the depositary will notify you of the upcoming vote and arrange to deliver our voting materials to you. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and there may be nothing you can do if the shares underlying your ADSs are not voted as you requested.

You may not receive distributions on ordinary shares or any value for them if it is illegal or impractical to make them available to you.

          The depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent. However, the depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holders of ADSs. We have no obligation to register ADSs, ordinary shares, rights or other securities under U.S. securities laws. We also have no obligation to take any other action to permit the distribution of ADSs, ordinary shares, rights or anything else to holders of ADSs. This means that you may not receive the distribution we make on our ordinary shares or any value for them if it is illegal or impractical for us to make them available to you. These restrictions may have a material adverse effect on the value of your ADSs.

You may lose some or all of the value of the distribution by the depositary if the depositary cannot convert RMB into U.S. dollars on a reasonable basis.

          The depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent.

          The depositary will convert any cash dividend or other cash distribution we pay on the ordinary shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If that is not possible or if any approval from any government is needed and cannot be obtained, the depositary is allowed to distribute RMB only to those ADS holders to whom it is possible to do so. It will hold RMB it cannot convert for the account of the ADS holders who have not been paid. However, it will not invest RMB and it will not be liable for interest. In addition, if the exchange rates fluctuate during a time when the depositary cannot convert RMB, the ADS holders who have not been paid may lose some or all of the value of the distribution.

You may be subject to limitations on transfer of your ADSs.

          Your ADSs represented by the ADRs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary thinks it advisory to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

The sale, deposit, cancellation and transfer of the ADSs issued after exercise of rights may be restricted.

          If we offer holders of our ordinary shares any rights to subscribe for additional shares or any other rights, the depositary may make these rights available to you. However, the depositary may allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them. In addition, U.S. securities laws may restrict the sale, deposit, cancellation and transfer of the ADSs issued after exercise of rights. Under the deposit agreement, the depositary will not distribute rights to holders of ADSs unless the distribution and sale of rights and the securities to which these rights relate are either exempt from registration under the Securities Act of 1933, as amended, with respect to all holders of ADSs, or are registered under the provisions of the Securities Act. We can give no assurance that we can establish an exemption from registration under the Securities Act, and we are under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavor to have a registration statement declared effective. Accordingly, you may be unable to participate in our rights offerings and may experience dilution of your holdings as a result.

If our subsidiaries are restricted from paying dividends and other distributions to us, our primary internal source of funds would decrease.

          We are a holding company with no significant assets other than our equity interests in our wholly owned subsidiaries in China and Hong Kong. As a result, we rely on dividends, consulting and other fees paid to us by our subsidiaries and affiliated entities in China, including the funds necessary to service any debt we may incur. If our subsidiaries incur debts on their own behalf in the future, the instruments governing the debts may restrict their ability to pay dividends or make other distributions to us, which in turn would limit our ability to pay dividends on our ordinary shares. Chinese regulations permit payment of dividends only out of accumulated profits as determined in accordance with Chinese accounting standards and regulations. Our subsidiaries and affiliated entities in China are also required to set aside a portion of their net income each year to fund certain reserve funds that are not distributable as cash dividends.

You may face difficulties in protecting your interests, and our ability to protect our rights through the U.S. federal courts may be limited, because we are incorporated under Cayman Islands law.

          Our corporate affairs are governed by our memorandum and articles of association and by the Companies Law (2003 Revision) and common law of the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statues or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the U.S., and provides significantly less protection to investors. Therefore, our public shareholders may have more difficulties in protecting their interests in the face of actions by our management, directors or controlling shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States. As a result, our ability to protect our interests if we are harmed in a manner that would otherwise enable us to sue in a United States federal court may be limited.

Your ability to bring an action against us or against our directors and officers, or to enforce a judgment against us or them, will be limited because we are incorporated in the Cayman Islands, because we conduct a substantial portion of our operations in China and because the majority of our directors and officers reside outside of the U.S.

          We are incorporated in the Cayman Islands, and we conduct a substantial portion of our operations in China through our wholly-owned subsidiaries and several affiliated entities in China. Most of our directors and officers reside outside of the United States and substantially all of the assets of those persons are located outside of the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the Cayman Islands or in China in the event that you believe that your rights have been infringed under the securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. For more information regarding the relevant laws of the Cayman Islands and China, see “Enforceability of Civil Liabilities.”

We have substantial discretion as to how to use the proceeds from this offering and may apply the proceeds to uses that do not increase our profits or market price.

          Our management has broad discretion as to how to use the proceeds from this offering and may spend the proceeds in ways which you may not agree. We cannot predict that investment of the proceeds will yield a favorable or any return.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

          Many statements made in this prospectus contain forward-looking statements that reflect our current expectations and views of future events. These forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, among other things:

•	our anticipated growth strategies;

•	our future business development, results of operations and financial condition;

•	our ability to continue to control costs and maintain quality; and

•	the expected growth of and change in the travel and online commerce industries in China.

          The forward-looking statements included in the prospectus are subject to risks, uncertainties and assumptions about our company. Our company’s actual results of operations may differ materially from the forward-looking statements as a result of risk factors described under “Risk Factors” and elsewhere in this prospectus, including, among other things:

•	our continuing ability to retain our customer base, build user loyalty and increase recognition of the Ctrip brand;

•	the maintenance and expansion of our supplier relationships;

•	risks inherent in the travel services businesses;

•	our reliance on our technological platform; and

•	risks associated with our holding company structure and the regulatory environment in China.

          These risks are not exhaustive. Other sections of this prospectus include additional factors that could adversely impact our business and financial performance. Moreover, we operate in an emerging and evolving environment. New risk factors emerge from time to time, and it is not possible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

          You should not rely upon forward-looking statements as predictions of future events. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

USE OF PROCEEDS

          We estimate that the net proceeds to us from this offering, after deducting underwriting discounts and the estimated offering expenses payable by us, will be approximately US$                million, based upon the initial offering price of US$               per ADS. We will not receive any of the proceeds from the sale of ADSs by the selling shareholders.

          The principal purposes of this offering are to (i) create a public market for our ordinary shares for the benefits of all shareholders, (ii) retain qualified employees by providing them with equity incentives, and (iii) facilitate possible acquisitions of complementary businesses. We believe that, based on current levels of operations and anticipated growth, our cash from operations, together with cash currently available, without giving effect to the net proceeds of this offering, will be sufficient to fund our operations for the foreseeable future.

          We may use the net proceeds from this offering:

•	to fund working capital;

•	to fund capital expenditures, including technology upgrades;

•	to expand our sales and marketing efforts;

•	to fund possible acquisitions of complementary businesses, such as travel consolidators and travel agencies in Greater China, particularly in China, although we are not currently negotiating any such transactions; and

•	for general corporate purposes.

          As of the date of this prospectus, we cannot specify with certainty the particular uses for the net proceeds we will receive upon the completion of this offering. Accordingly, our management will have significant flexibility in applying the net proceeds of the offering.

          Pending use of the net proceeds, we intend to hold our net proceeds in short-term bank deposits or invest them in interest-bearing, investment grade securities.

DIVIDEND POLICY

          We do not have a present plan to pay any cash dividends on our ordinary shares, or indirectly on our ADSs, for the foreseeable future. We currently intend to retain most of our available funds and any future earnings for use in the operation and expansion of our business.

          Our board of directors has complete discretion as to whether we will distribute dividends in the future, subject to the approval of our shareholders. Even if our board of directors determines to distribute dividends, the form, frequency and amount of our dividends will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors as the board of directors may deem relevant. Any dividend we declare will be paid to the holders of ADSs, subject to the terms of the deposit agreement, to the same extent as holders of our ordinary shares, less the fees and expenses payable under the deposit agreement. Any dividend we declare will be distributed by the depositary bank to the holders of our ADSs. Cash dividends on our ordinary shares, including those represented by the ADSs, if any, will be paid in U.S. dollars. See “Description of American Depositary Shares.”

          In December 2002, we declared and paid out of our reserves cash dividends totaling RMB27.3 million, which represented a return of capital, to holders of our ordinary and preferred shares. Separately, as part of our restructuring in connection with this offering, we spun off Home Inns in August 2003 and distributed our Home Inns shares to our shareholders in the form of dividends on a pro rata as-converted basis.

CAPITALIZATION

          The following table sets forth our cash and capitalization, as of September 30, 2003:

•	on an actual basis;

•	on an as adjusted basis to reflect the conversion of all of our preferred shares into ordinary shares, which will occur automatically immediately prior to the closing of this offering, and the issuance and sale of the ADSs offered hereby at an estimated offering price of US$ per ADS, after deducting underwriting discounts, commissions and estimated offering expenses.

          You should read this table together with our consolidated financial statements and the related notes included elsewhere in this prospectus and the information under “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of September 30, 2003

	Actual	As Adjusted

	RMB	RMB	US$(1)
		(unaudited)	(unaudited)

	(in thousands, except for share numbers)
Cash	70,353

Shareholders’ equity:
Ordinary shares,
US$0.01 par value; 49,157,064 shares authorized; 8,677,762 shares issued and outstanding;	719
Series A preferred shares,
US$0.01 par value; 3,937,519 shares authorized, issued and outstanding;	326
Series B preferred shares,
US$0.01 par value; 6,556,575 shares authorized, issued and outstanding;	543
Series C preferred shares,
US$0.01 par value; 2,180,755 shares authorized, issued and outstanding;	181
Additional paid-in capital	140,114
Deferred share-based compensation	(3,455)
Cumulative translation adjustments	188
Accumulated deficit	(29,584)

Total shareholders’ equity	109,032

Total capitalization	109,032

(1)	Translations of RMB amounts into U.S. dollars were made at a rate of RMB8.2771 to US$1.00. See “Exchange Rate Information.”

DILUTION

          Our net tangible book value as of September 30, 2003 was RMB11.38, or US$1.38 per ordinary share, and US$                    per ADS. Net tangible book value per ordinary share represents the amount of total tangible assets, minus the amount of total liabilities, divided by the total number of ordinary shares outstanding. Dilution is determined by subtracting net tangible book value per ordinary share from the assumed public offering price per ordinary share.

          Without taking into account any other changes in such net tangible book value after September 30, 2003, other than to give effect to (i) the conversion of all of our preferred shares into ordinary shares, which will occur immediately prior to the closing of this offering, and (ii) our sale of the                     ADSs offered in this offering, at an estimated price of US$                    per ADS and after deduction of underwriting discounts and commissions and estimated offering expenses, our as adjusted net tangible book value at September 30, 2003 would have been US$                    per outstanding ordinary share, including ordinary shares underlying our outstanding ADSs, and US$                    per ADS. This represents an immediate increase in net tangible book value of US$                    per ordinary share, or US$                    per ADS, to existing shareholders and an immediate dilution in net tangible book value of US$                    per ordinary share, or US$                    per ADS, to purchasers of ADSs in this offering.

          The following table illustrates the dilution on a per ordinary share basis assuming that the initial public offering price per ordinary share is US$                    and all ADSs are exchanged for ordinary shares:

Assumed initial public offering price per ordinary share	US$
Net tangible book value per ordinary share	US$	1.38

Amount of dilution in net tangible book value per ordinary share to new investors in the offering	US$

Amount of dilution in net tangible book value per ADS to new investors in the offering	US$

          The following table summarizes on a pro forma basis the differences as of September 30, 2003 between our shareholders at September 30, 2003 and the new investors with respect to the number of ordinary shares purchased from us, the total consideration paid and the average price per ordinary share paid. The total number of ordinary shares do not include           ADSs issuable pursuant to the exercise of over-allotment options granted to the underwriters.

	Ordinary Shares		Total
	Purchased		Consideration		Average Price	Average
					Per Ordinary	Price Per
	Number	Percent	Amount	Percent	Share	ADS

	US$		US$		US$	US$
Shareholders as of September 30, 2003		%		%
New investors

Total		%		%

          The discussion and tables above are based on the number of ordinary shares and preferred shares outstanding as of September 30, 2003, excluding (a) 2,247,420 ordinary shares underlying options granted under our stock option plans and outstanding as of September 30, 2003, and (b) 668,090 ordinary shares available for issuance upon the exercise of future grants under our stock option plans.

          To the extent that any of the outstanding options are exercised, there will be further dilution to new investors.

EXCHANGE RATE INFORMATION

          Our business is primarily conducted in China and denominated in RMB. However, periodic reports made to shareholders will be expressed in U.S. dollars using the then current exchange rates. For your convenience, this prospectus contains translations of RMB amounts into U.S. dollars at specific rates solely for the convenience of the reader. The conversion of RMB into U.S. dollars in this prospectus is based on the noon buying rate in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this prospectus were made at a rate of RMB8.2771 to US$1.00, the noon buying rate in effect as of September 30, 2003. The prevailing rate as of November 11, 2003 was RMB8.2770 to US$1.00. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, the rates stated below, or at all. The Chinese government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. The exchange rate from the U.S. dollar to RMB has fluctuated between a range of US$l.00 to RMB8.2272 and US$l.00 to RMB8.2770 between January 1, 1998 and November 11, 2003.

          The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this prospectus or will use in the preparation of our periodic reports or any other information to be provided to you. The source of these rates is the Federal Reserve Bank of New York.

	Noon Buying Rate

	Period
Period	End	Average(1)	Low	High

	(RMB per US$1.00)
1998	8.2789	8.3006	8.3180	8.2774
1999	8.2795	8.2783	8.2800	8.2770
2000	8.2774	8.2784	8.2799	8.2768
2001	8.2766	8.2770	8.2786	8.2676
2002	8.2800	8.2770	8.2800	8.2669
2003
First Quarter	8.2774	8.2776	8.2800	8.2766
April	8.2771	8.2772	8.2775	8.2768
May	8.2768	8.2769	8.2771	8.2768
June	8.2776	8.2771	8.2776	8.2768
July	8.2774	8.2773	8.2776	8.2768
August	8.2772	8.2747	8.2775	8.2272
September	8.2771	8.2772	8.2775	8.2768
October	8.2766	8.2768	8.2776	8.2765
November (through November 11)	8.2770	8.2768	8.2770	8.2766

(1)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

ENFORCEABILITY OF CIVIL LIABILITIES

          We are incorporated in the Cayman Islands because of the following benefits found there:

•	political and economic stability;

•	an effective judicial system;

•	a favorable tax system;

•	the absence of exchange control or currency restrictions; and

•	the availability of professional and support services.

          However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include:

(1) the Cayman Islands has a less developed body of securities laws as compared to the United States and these securities laws provide significantly less protection to investors; and

(2) Cayman Islands companies may not have standing to sue before the federal courts of the United States.

          Our constituent documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated.

          A substantial portion of our current operations is conducted in China, and substantially all of our assets are located in China. We also conduct part of our operations in Hong Kong. We have appointed CT Corporation System, 111 Eighth Avenue, New York, NY 10011, as our agent upon whom process may be served in any action brought against us under the securities laws of the United States. A majority of our directors and officers are nationals or residents of jurisdictions other than the United States and a substantial portion of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

          Maples and Calder Asia, our counsel as to Cayman Islands law, Commerce & Finance Law Office, our counsel as to Chinese law, and Boughton Peterson Yang Anderson, our counsel as to Hong Kong law, have advised us, respectively, that there is uncertainty as to whether the courts of the Cayman Islands, China and Hong Kong, respectively, would:

(1) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

(2) entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

          Maples and Calder Asia has further advised us that a final and conclusive judgment in the federal or state courts of the United States under which a sum of money is payable, other than a sum payable in respect of taxes, fines, penalties or similar charges, may be subject to enforcement proceedings as a debt in the courts of the Cayman Islands under the common law doctrine of obligation.

          Commerce & Finance Law Office has advised us further that the recognition and enforcement of foreign judgments are provided for under Chinese Civil Procedures Law. Chinese courts may recognize and enforce foreign judgments in accordance with the requirements of Chinese Civil Procedures Law based either on treaties between China and the country where the judgment is made or on reciprocity between jurisdictions.

          Boughton Peterson Yang Anderson, in association with Squire, Sanders and Dempsey, has further advised us that enforcement of a foreign judgment in Hong Kong is subject to the Foreign Judgments (Reciprocal Enforcement) Ordinance (Cap. 319) of the laws of Hong Kong which provides that a final and conclusive judgment of a court in the United States against a Hong Kong company for a fixed sum of money and which is enforceable by execution in the United States (other than a sum payable in respect of taxes or like charges, fines or penalties, in respect of any legal proceedings) may be registered in Hong Kong in accordance with the Rules of the High Court of Hong Kong and the provisions of the Foreign Judgments (Reciprocal Enforcement) Ordinance of Hong Kong and upon registration would be enforceable in Hong Kong provided it is not subsequently set aside by the courts of Hong Kong. The Hong Kong courts would be entitled to set aside such a judgment so registered in Hong Kong if, in particular:

(i) the courts of the United States had no jurisdiction in the circumstances of the case; or

(ii) the judgment debtor did not receive sufficient notice of the original proceedings to defend the proceedings and did not appear; or

(iii) the judgment was obtained by fraud; or

(iv) the enforcement of the judgment would be contrary to public policy; or

(v) the proceedings were opposed to natural justice; or

(vi) if the court in Hong Kong is satisfied that the proceedings in the United States had, previous to the date of that court’s judgment, been the subject of a final and conclusive judgment by another court having jurisdiction in the matter.

          Beginning on July 1, 1997, China resumed sovereignty over Hong Kong. Although the Joint Declaration states that, during the 50 years after such date, the laws commonly enforced in Hong Kong prior to July 1, 1997 would be adopted as the laws of Hong Kong on and after July 1, 1997 (except for the laws which contravene the Basic Law of Hong Kong enacted by the National People’s Congress of China on April 4, 1990), there can be no assurance that the enforceability of foreign judgments in Hong Kong will not be adversely affected by this event.

SELECTED CONSOLIDATED FINANCIAL DATA

          You should read the following information with our consolidated financial statements and related notes, and “Management’s Discussion and Analysis and Results of Operations” included elsewhere in this prospectus.

          The selected consolidated statement of operations data for the years ended December 31, 2001 and 2002 and the nine months ended September 30, 2003, and the consolidated balance sheet data as of December 31, 2001 and 2002 and September 30, 2003, are derived from our audited consolidated financial statements included elsewhere in this prospectus and should be read in conjunction with, and are qualified in their entirety by reference to, these financial statements and related notes. These consolidated financial statements have been audited by PricewaterhouseCoopers and were prepared in accordance with U.S. GAAP. The selected consolidated statement of operations data for the year ended December 31, 2000 and the nine months ended September 30, 2002, and the selected consolidated balance sheet data as of December 31, 2000 and September 30, 2002, are derived from our unaudited consolidated financial statements included elsewhere in this prospectus and should be read in conjunction with, and are qualified in their entirety by reference to, these unaudited consolidated financial statements and related notes. We have prepared the unaudited information on the basis as the audited consolidated financial statements, and have included, in our opinion, all adjustments, consisting only of normal and recurring adjustments that we consider necessary for a fair presentation of the financial information set forth in those statements. Although we commenced operations in June 1999, we have not included financial information for the six-month period ended December 31, 1999, as such information is not available on a comparative basis with the audited financial information included in this prospectus.

	Year Ended December 31,				Nine Months Ended September 30,

	2000	2001	2002	2002	2002	2003	2003

	RMB	RMB	RMB	US$(1)	RMB	RMB	US$(1)
	(unaudited)				(unaudited)

	(in thousands, except for share and per share data)
Selected Consolidated Statements of Operation Data:
Net revenues	6,453	43,984	100,049	12,087	68,809	105,717	12,772
Costs of services	(1,950)	(7,940)	(13,673)	(1,652)	(9,100)	(14,447)	(1,745)

Gross profit	4,503	36,044	86,376	10,435	59,709	91,270	11,027
Operating expenses:
Product development	(6,817)	(7,759)	(13,365)	(1,615)	(9,170)	(13,254)	(1,601)
Sales and marketing	(17,378)	(30,360)	(32,309)	(3,902)	(23,520)	(28,401)	(3,431)
General and administrative	(11,677)	(14,814)	(15,702)	(1,897)	(11,173)	(12,433)	(1,502)
Share-based compensation(2)	—	(22)	(462)	(56)	(336)	(1,031)	(125)
Amortization of goodwill and other intangible assets	(371)	(1,807)	(353)	(43)	(265)	(265)	(32)
Other expenses incurred for joint venture companies	—	(934)	(915)	(111)	(915)	—	—

Total operating expenses	(36,243)	(55,696)	(63,106)	(7,624)	(45,379)	(55,384)	(6,691)

Income (loss) from operations	(31,740)	(19,652)	23,270	2,811	14,330	35,886	4,336
Interest income and other	675	2,049	1,293	156	438	3,717	449
Income (loss) before income tax benefit (expense), minority interests and share of income (loss) of joint venture companies	(31,065)	(17,603)	24,563	2,967	14,768	39,603	4,785
Income tax benefit (expense)	7,088	2,342	(10,043)	(1,213)	(6,156)	(10,966)	(1,325)
Minority interests	—	—	71	9	32	(18)	(2)
Share of income (loss) of joint venture companies	—	—	(398)	(48)	(188)	573	69

Net income (loss) for the year	(23,977)	(15,261)	14,193	1,715	8,456	29,192	3,527
Earnings per Share Data:
Accretion for Series B preferred shares	(2,196)	(14,316)	(16,492)	(1,993)	(12,140)	(12,366)	(1,494)
Dividends to holders of preferred shares	—	—	(16,762)	(2,025)	—	—	—
Dividends to holders of Series A and Series B preferred shares for spin-off of joint venture companies	—	—	—	—	—	(2,829)	(342)
Deemed dividends upon repurchase of preferred shares	—	—	—	—	—	(35,336)	(4,269)
Net loss attributable to ordinary shareholders	(26,173)	(29,578)	(19,061)	(2,303)	(3,684)	(21,339)	(2,578)
Loss per share, basic and diluted	(3.03)	(3.26)	(2.00)	(0.24)	(0.39)	(2.26)	(0.27)
Loss per ADS(3), basic and diluted
Cash dividends per share(4)	—	—	1.11	0.14	—	—	—

	As of December 31,				As of September 30,

	2000	2001	2002	2002	2002	2003	2003

	RMB	RMB	RMB	US$(1)	RMB	RMB	US$(1)
	(unaudited)				(unaudited)

	(in thousands, except for share and per share data)
Consolidated Balance Sheet Data:
Cash	88,908	42,464	38,931	4,703	61,488	70,353	8,500
Other current assets	3,343	45,932	20,580	2,487	25,907	34,877	4,214
Non-current assets	25,639	20,529	37,744	4,560	30,275	46,769	5,650
Total assets	117,890	108,925	97,255	11,750	117,670	151,999	18,364
Current liabilities	9,736	12,962	13,093	1,582	12,363	42,910	5,184
Minority interests	—	—	828	100	512	57	7
Series B preferred shares(5)	94,154	108,470	124,963	15,097	120,610	—	—
Total shareholders’ equity (deficit)	14,000	(12,507)	(41,629)	(5,029)	(15,815)	109,032	13,173

(1)	Translations of RMB amounts into U.S. dollars were made at a rate of RMB8.2771 to U.S.$1.00. See “Exchange Rate Information.”

(2)	Share based compensation was related to the associated operating expense categories as follows:

	Year Ended December 31,				Nine Months Ended September 30,

	2000	2001	2002	2002	2002	2003	2003

	RMB	RMB	RMB	US$(1)	RMB	RMB	US$(1)
	(unaudited)				(unaudited)

	(in thousands, except for share and per share data)
Product and development	—	5	131	16	95	254	31
Sales and marketing	—	1	27	3	22	82	10
General administration	—	16	304	37	219	695	84

		22	462	56	336	1,031	125

(3)	Each ADS represents ordinary shares.

(4)	The dividends recognized represent dividends totaling RMB27.3 million distributed out of our reserves in December 2002 to holders of ordinary shares, Series A preferred shares and Series B preferred shares on a pro rata as-converted basis. Dividends per share were calculated on the basis of 24,630,894 ordinary shares on an as-converted basis.

(5)	Prior to the forfeiture of the redemption feature in September 2003, Series B preferred shares were not included as part of shareholders’ equity as such shares were redeemable at the option of the holder. As of September 30, 2003, Series B preferred shares are included in total shareholders’ equity (deficit).

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

          You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included in this prospectus.

Overview

          We are a leading consolidator of hotel accommodations and airline tickets in China. We aggregate information on hotels and flights and enable our customers to make informed and cost-effective hotel and flight bookings. We also offer packaged-tour products and other travel-related products and services. For the nine months ended September 30, 2003, revenues from our hotel reservation, air-ticketing and other businesses accounted for 85.8%, 10.5% and 3.7%, respectively, of our revenues.

          The major factors affecting our results of operations and financial condition include:

•	growth in the Chinese economy and the travel industry;

•	revenue composition and sources of revenue growth;

•	costs of services;

•	operating expenses;

•	income taxes and tax rebates;

•	accretion for our Series B preferred shares; and

•	seasonality in the travel industry.

Each of these factors is discussed below.

          Growth in the Chinese Economy and the Travel Industry. Our financial results have been, and are expected to continue to be, affected by the growth in the Chinese economy and travel industry. The Chinese economy has grown significantly in recent years, with its gross domestic product increasing from RMB7,835 billion in 1998 to RMB10,479 billion in 2002, representing a compound annual growth rate of 7.5%. This growth has led to a substantial increase in industrial and commercial activity and, in combination with an increase in personal disposable income and changes in consumption pattern, resulted in significant increase in the demand for travel services. The aggregate expenditure on tourism in China increased from RMB239.1 billion in 1998 to RMB387.8 billion in 2002, representing a compound annual growth rate of 12.8%. According to China’s tenth five-year plan, the Chinese government expects an approximately 7% compound annual growth rate of China’s gross domestic product from 2000 to 2005. We anticipate that demand for travel services in China will continue to increase substantially in the foreseeable future as the Chinese economy continues to grow.

          Revenue Composition and Sources of Revenue Growth. We have experienced significant revenue growth since we commenced operations in 1999. Our revenues grew from RMB6.9 million in 2000 to RMB46.4 million in 2001 and to RMB105.3 million in 2002. Our revenues for the nine months ended September 30, 2003 were RMB111.3 million.

          We generate our revenues primarily from the hotel reservation and air-ticketing businesses. The table below sets forth the revenues from our principal lines of business as a percentage of our revenues for the periods indicated.

				Nine Months Ended
	Year Ended December 31,			September 30,

	2000	2001	2002	2002	2003

	(unaudited)			(unaudited)
Revenues:
Hotel reservation	77.3%	93.5%	91.9%	92.8%	85.8%
Air-ticketing	12.2	4.0	5.3	4.6	10.5
Packaged-tour	4.5	1.3	0.4	0.5	1.6
Others	6.0	1.2	2.4	2.1	2.1

Total revenues	100.0%	100.0%	100.0%	100.0%	100.0%

          As we generally do not take ownership of the products and services being sold and act as agent in substantially all of our transactions, our risk of loss due to obligations for cancelled hotel and airline ticket reservations is minimal. Accordingly, we recognize revenues based on commissions earned rather than transaction value.

          Because current Chinese laws and regulations impose substantial restrictions on foreign ownership of the air-ticketing, travel agency, advertising and Internet content provision businesses in China, we conduct part of our air-ticketing and packaged-tour businesses through our affiliated Chinese entities. Historically, we generated less than 5% of our revenues from fees charged to these entities. See “— Affiliated Chinese Entities” for a description of our relationship with such entities.

          Hotel Reservation. Revenues from our hotel reservation business have been our primary source of revenue since our inception. In 2000, 2001, 2002 and the nine months ended September 30, 2003, revenues from our hotel reservation business accounted for RMB5.3 million, RMB43.4 million, RMB96.8 million (US$11.7 million) and RMB95.5 million (US$11.5 million), respectively, or 77.3%, 93.5%, 91.9% and 85.8%, respectively, of our revenues.

          We derive our hotel reservation revenues through commissions from hotels, primarily based on the room rates paid by our customers. We recognize revenue when we receive confirmation from a hotel that a customer who booked the hotel through us has checked into the hotel. While we generally agree in advance on fixed commissions with a particular hotel, we also enter into a commission arrangement with many of our hotel suppliers that we refer to as the “ratchet system.” Under the ratchet system, our commission per room night for a given hotel increases for the month if we sell in excess of a pre-agreed number of room nights with such hotel within the month. We believe that absent extraordinary events such as SARS, revenue from our hotel reservation business will continue to experience substantial growth on an annual basis.

          Air-Ticketing. Since early 2002, the air-ticketing business has been our fastest-growing source of revenues. In 2000, 2001, 2002 and the nine months ended September 30, 2003, revenues from the air-ticketing business accounted for RMB0.8 million, RMB1.8 million, RMB5.6 million (US$0.7 million) and RMB11.6 million (US$1.4 million), respectively, or 12.2%, 4.0%, 5.3% and 10.5%, respectively, of our revenues.

          We conduct our air-ticketing business through Beijing Chenhao and Shanghai Huacheng, both of which are our affiliated entities, as well as a network of independent air-ticketing service companies. Currently, we recognize revenue when a ticket is issued and delivered by Beijing Chenhao and Shanghai Huacheng. Prior to July 1, 2003, when we charged Beijing Chenhao or Shanghai Huacheng in accordance with our contractual arrangements with them, we recognized the amount of such charge as revenue from our air-ticketing business. We receive a higher commission per ticket from some airlines if the volume of tickets we sell for such airline reaches certain performance targets. In addition, since the commission rate per ticket for international flights is generally higher than that for domestic flights in China, we intend to sell more tickets for international flights.

          Packaged-tour. Currently, we conduct our packaged-tour business mainly through Shanghai Huacheng. Currently, we generally recognize revenue when a customer completes the packaged tour. Prior to

July 1, 2003, however, when we charged Shanghai Huacheng in accordance with our contractual arrangements with it, we recognized the amount of such charge as revenue from our packaged tour business. We expect that our revenues from the packaged-tour business will grow as a result of our increased promotion of packaged-tour products and our acquisition of Shanghai Cuiming.

          Other Businesses. Our other business lines comprise advertising services and sales of our VIP membership cards. We place our customers’ advertisements on our websites and in our introductory brochures. We sell VIP membership cards that allow cardholders to receive discounts from some restaurants, clubs and bars and certain priority in receiving our services. We currently conduct the advertising business through Ctrip Commerce, and we recognize revenue when Ctrip Commerce renders advertising services. Prior to July 1, 2003, however, we recognized our advertising revenue when we charged Ctrip Commerce in accordance with our contractual arrangements with it. We recognize revenue from sales of our VIP membership cards when they are sold to customers. We expect that revenues from these other businesses will continue to contribute an insignificant percentage of our revenues in the near future.

          Costs of Services. Costs of services are costs directly attributable to rendering our revenues, which consist primarily of payroll compensation, telecommunication expenses and other direct expenses incurred in connection with our transaction and service platform. Payroll compensation accounted for 33.6%, 43.1%, 57.0% and 59.5% of our costs of services in 2000, 2001, 2002 and the nine months ended September 30, 2003, respectively. Telecommunication expenses accounted for 31.9%, 42.3%, 30.5% and 27.1% of our costs of services in 2000, 2001, 2002 and the nine months ended September 30, 2003, respectively.

          Costs of services accounted for 30.2%, 18.1%, 13.7% and 13.7% of our net revenues in 2000, 2001, 2002 and the nine months ended September 30, 2003, respectively. We believe our relatively low ratio of costs of services to revenues is primarily due to competitive labor costs in China and relatively high efficiency of our customer service system. The average compensation of our customer service representatives at our toll-free, 24-hour transaction and service center in October 2003 was RMB2,791 (US$337), consisting of an average fixed pay of RMB1,551 (US$187) plus commissions based on the number of transactions completed during the month. In October 2003, each of our customer service representatives received approximately 2,425 calls on average. Therefore, the average labor cost per call in October 2003 was approximately RMB1.15 (US$0.14). Our cost efficiency was further enhanced by our website operations, which require significantly fewer service staff to operate and maintain. We believe our costs of services will continue to account for a relatively small percentage of our net revenues for the foreseeable future.

          Operating Expenses. Operating expenses consist primarily of product development expenses, sales and marketing expenses, general and administration expenses and share-based compensation.

          Product development expenses primarily include expenses we incur to develop our travel suppliers network and electronic confirmation system, as well as expenses we incur to develop, maintain and monitor our transaction and service platform, including our travel booking system. In the past, we incurred relatively high product development costs as a percentage of net revenues to develop the supplier network and infrastructure necessary to support our business. As we have established the platform that we believe can keep up with the expected growth in our transaction volume without substantial incremental costs for redesign, we do not expect that our product development expenses will increase significantly as a percentage of net revenues for the foreseeable future.

          Sales and marketing expenses primarily comprise payroll compensation and benefits for our sales and marketing personnel, advertising expenses, commissions for our marketing partners for referring customers to us, production costs of marketing materials and membership cards and expenses associated with our membership reward program. Our sales and marketing expenses as a percentage of net revenues have declined due to our more effective and focused marketing efforts. As we continue to pursue our targeted marketing strategy, we expect that our sales and marketing expenses will remain relatively steady as a percentage of net revenues for the foreseeable future.

          General and administrative expenses consist primarily of payroll compensation, benefits and travel expenses for our administrative staff, as well as administrative office expenses. General and administrative expenses as a percentage of net revenues have remained largely unchanged. We expect that our general and administrative expenses will increase after the closing of this offering due to the various additional legal, accounting and other requirements applicable to a public company listed in the United States. However, given our expected increased revenues, we do not expect our general and administrative expenses to increase substantially as a percentage of our net revenues.

          Share-based compensation is the difference, if any, between the estimated fair value of our ordinary shares and the amount an employee is required to pay to acquire the shares, as determined on the date the share option is granted. We amortize share-based compensation and charge it to expense over the three-year vesting period of the underlying options.

          Income Taxes. Companies in China are generally subject to a 30% state enterprise income tax and a 3% local income tax. One of our subsidiaries in China, Ctrip Computer Technology, has recently obtained approval from the Chinese government authorities to be classified as a “new high-technology enterprise.” This classification may entitle Ctrip Computer Technology to certain preferential tax treatment, for which Ctrip Computer Technology has applied. Another Chinese subsidiary, Ctrip Travel Information, is entitled to a reduced 15% state enterprise income tax rate because it was incorporated in Pudong New District, Shanghai.

          Financial Subsidies. In 2002 and the nine months ended September 30, 2003, our subsidiaries in China received business tax rebates in the form of financial subsidies from the government authorities in Shanghai in the amount of RMB783,900 (US$94,707) and RMB2,431,500 (US$293,762), respectively, which we recorded as other income. We cannot assure you, however, that our subsidiaries will continue to receive such business tax rebates or other financial subsidies in the future.

          Accretion for Series B Preferred Shares. Prior to September 4, 2003, holders of our Series B mandatorily redeemable convertible preferred shares, or Series B preferred shares, had the right to request that we redeem all of their Series B preferred shares at US$3.13334 per share plus any declared but unpaid dividends commencing November 2005. Accordingly, the Series B preferred shares have been accreted to the estimated redemption value through periodic charges to accumulated deficit or additional paid-in-capital, as appropriate. Charges with respect to our Series B preferred shares totaled RMB2.2 million, RMB14.3 million, RMB16.5 million (US$2.0 million) and RMB12.4 million (US$1.5 million) for 2000, 2001, 2002 and the nine months ended September 30, 2003, respectively.

          Holders of our Series B preferred shares have agreed to extinguish their redemption right effective as of September 4, 2003 in connection with the issuance and sale of our Series C convertible preferred shares. Therefore, we have not incurred any additional accretion for Series B preferred shares since September 4, 2003.

          Seasonality in the Travel Industry. The travel industry is generally characterized by seasonal fluctuations. However, as we are still in the high growth phase, the rate of our revenue growth has offset any impact caused by the seasonal nature of the travel industry. The third quarter of each year generally contributes the highest portion of our annual net revenues, mainly because it coincides with the peak business and leisure travel season. The first quarter of each year generally contributes the lowest portion of our annual net revenues primarily due to less business activity and the Chinese new year holiday.

          Individual travelers tend to curtail travel due to trends or events that include the outbreak of serious contagious diseases such as SARS, increased occurrence of travel-related accidents, bad weather or natural disasters, general economic downturns and increased prices in the hotel, airline or other travel-related industries. During the period from March 2003 through June 2003, several economies in Asia, including Hong Kong and China, were severely affected by the outbreak of SARS. Although none of our employees was infected with SARS, our business and operating results were adversely affected. Total room nights booked through us decreased from over 131,000 and over 122,000 in May and June 2002, respectively, to over 36,000 and over 109,000 in May and June 2003, respectively.

          Except for the SARS period, we have not experienced any decline in our quarterly revenues. If the growth of our business slows down in the future, our revenue may vary from quarter to quarter in line with the seasonality of the travel industry.

Quarterly Results of Operations

          The following table presents our unaudited quarterly results of operations for the nine quarters in the period ended September 30, 2003. You should read the following table in conjunction with the consolidated financial statements and related notes contained elsewhere in this prospectus. We have prepared the unaudited information on the same basis as our audited consolidated financial statements. This information includes all adjustments, consisting only of normal recurring adjustments, that we consider necessary for fair presentation of our financial position and operating results for the quarters presented. Operating results for any quarter are not necessarily indicative of results for any future quarters or for a full year.

	Three Months Ended

	September 30,	December 31,	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,
	2001	2001	2002	2002	2002	2002	2003	2003	2003

	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)

	(in RMB thousands, except percentages and non-financial data)
Revenues:
Hotel reservation	13,502	15,809	16,834	23,147	27,240	29,541	30,250	16,571	48,707
Air-ticketing	504	518	697	976	1,670	2,257	2,413	2,393	6,842
Packaged-tour	75	115	152	127	111	42	140	—	1,595
Others	68	184	279	499	706	1,034	814	639	962

Total revenues	14,149	16,626	17,962	24,749	29,727	32,874	33,617	19,603	58,106

Less: business tax and related surcharges	(714)	(841)	(915)	(1,233)	(1,481)	(1,635)	(1,667)	(973)	(2,969)

Net revenues	13,435	15,785	17,047	23,516	28,246	31,239	31,950	18,630	55,137

Cost of services	(2,306)	(2,516)	(2,608)	(3,226)	(3,267)	(4,572)	(4,210)	(3,754)	(6,483)

Gross profit	11,129	13,269	14,439	20,290	24,979	26,667	27,740	14,876	48,654

Gross margin	83%	84%	85%	86%	88%	85%	87%	80%	88%
Operating Expenses:
Product development	(1,994)	(1,821)	(2,619)	(3,173)	(3,380)	(4,194)	(4,436)	(3,807)	(5,011)
Sales and marketing	(9,601)	(8,579)	(6,478)	(8,181)	(8,861)	(8,788)	(8,794)	(7,725)	(11,882)
General administrative	(3,706)	(3,664)	(3,666)	(3,889)	(3,618)	(4,529)	(4,225)	(3,712)	(4,496)
Share-based compensation	(9)	(10)	(115)	(131)	(89)	(127)	(219)	(399)	(414)
Amortization of goodwill and other intangible assets	(485)	(352)	(88)	(88)	(88)	(88)	(88)	(88)	(88)
Other expenses incurred for joint venture companies (Home Inns)	(341)	(594)	(634)	(281)	—	—	—	—	—

Total operating expenses	(16,136)	(15,020)	(13,600)	(15,743)	(16,036)	(17,726)	(17,762)	(15,731)	(21,891)

Income (loss) from operations	(5,007)	(1,751)	839	4,547	8,943	8,941	9,978	(855)	26,763

Operating margin	—	—	5%	19%	32%	29%	31%	—	49%
Number of room nights booked (in thousands)	234.3	262.1	273.8	374.4	438.8	467.7	486.0	280.5	747.8
Number of airline tickets booked (in thousands)	— *	— *	— *	— *	— *	79.3	111.7	74.4	183.1

*	Meaningful information concerning the number of airline tickets booked during these periods is not available.

          Our quarterly net revenues have experienced continued growth since the third quarter of 2001, except for the second quarter of 2003 during which our revenues were materially adversely affected by the SARS outbreak. The growth was in line with the increase in the number of room nights and airline tickets booked during the quarterly periods presented. It was primarily attributable to the continued increase in revenues from our hotel reservation and air-ticketing businesses. Our gross margin has remained at or above 80% throughout the past nine quarters, primarily due to competitive labor costs in China and relatively high efficiency of our customer service system. The growth in our quarterly operating income has generally offset any negative impact caused by the seasonality of the travel industry, except for the SARS period. During the second quarter of 2003, we received financial subsidies of RMB2,431,500 (US$293,762) from the government authorities in Shanghai. As a result, our quarterly operating loss for the second quarter of 2003 due to the SARS outbreak was offset by these financial subsidies.

          Our gross profit and income from operations for the quarter ended September 30, 2003 have increased substantially compared to each of the preceding quarters. This increase is principally attributable to (i) the prompt and sharp rebound of the travel industry in China following a three-month travel downturn during the SARS period, (ii) the broader recognition of our Ctrip brand name, and (iii) the efficiency of our established transaction and service platform.

Affiliated Chinese Entities

          Due to the current restrictions on foreign ownership of the air-ticketing, travel agency, advertising and Internet content provision businesses in China, we conduct part of our non-hotel reservation businesses through our affiliated Chinese entities. We have entered into consulting and service agreements with each of these entities whereby we provide technical support and other services to them in exchange for service fees from them. In addition, we have also entered into other agreements with them designed to give us control over their operations and secure payment of service fees from them, including share pledge agreements, powers of attorney and operating agreements. Pursuant to the share pledge agreements, Qi Ji, Min Fan and Alex Nanyan Zheng pledge their respective equity interests in our affiliated entities as a guarantee for the payment by these entities of service fees to us. As a result, in the event that any of our affiliated entities breaches any of its obligations under the service agreement with us, we are entitled to (i) sell the equity interests held by Qi Ji, Min Fan and/or Alex Nanyan Zheng, as the case may be, and retain the proceeds from such sale, or (ii) require any of them to transfer his equity interest without consideration to the Chinese citizen(s) designated by us. In addition, Qi Ji, Min Fan and Alex Nanyan Zheng have each executed an irrevocable power of attorney to appoint our President and Chief Financial Officer, Neil Nanpeng Shen, as attorney-in-fact to vote on all matters on which shareholders of our affiliated entities are entitled to vote, including matters relating to the appointment of the chief executive officers of our affiliated entities. Furthermore, pursuant to the operating agreements, our affiliated entities and their shareholders have agreed not to enter into any transaction that would affect the assets, obligations, rights or operations of such entities without our prior written consent. They also agree to accept our guidance with respect to their day-to-day operations, financial management systems and the appointment and dismissal of key employees. Through these arrangements, we have been able to effectively control the management and operations of our affiliated entities.

          We hold no ownership interest in any of our affiliated entities. The ultimate principal shareholders of Beijing Chenhao, Shanghai Huacheng and Guangzhou Guangcheng are Qi Ji, who is our co-founder and director, Min Fan, who is our co-founder and executive vice president, and Alex Nanyan Zheng, who is our vice president. Qi Ji and Min Fan own 80% and 20%, respectively, of Beijing Chenhao. Qi Ji and Min Fan own 51% and 49%, respectively, of Ctrip Commerce, and Ctrip Commerce owns 90% of Shanghai Huacheng. Min Fan and Alex Nanyan Zheng own 90% and 10%, respectively, of Guangzhou Guangcheng. We have made loans to Qi Ji, Min Fan and Alex Nanyan Zheng solely in connection with the capitalization or acquisition of our affiliated entities. See “Related Party Transactions — Arrangements with Affiliated Chinese Entities.”

          Prior to July 1, 2003, we did not consolidate the financial results of our affiliated Chinese entities. Instead, according to the service agreements then in effect, we earned part of our air-ticketing and packaged-

tour revenues from Beijing Chenhao and Shanghai Huacheng by charging fees for services we rendered to them, including consulting, technology, administrative, marketing and other services. We issued invoices to Beijing Chenhao and Shanghai Huacheng on a monthly basis based on the amount of service fees determined in our sole discretion. We recognized our air-ticketing or packaged-tour revenue when we performed the services to the applicable entity. Historically, we generated less than 5% of our revenues from service fees charged to our affiliated entities. Since July 1, 2003, as required by FIN 46, a new accounting standard, we began to consolidate the financial results of our affiliated Chinese entities. See “— Recent Accounting Pronouncements.” As a result of this change in accounting policy, our results of operations attributable to our affiliated entities are not reflected in our results of operations for the nine months ended September 30, 2003 on the same basis as our results of operations for the same period in 2002. We believe, however, that the application of this change in accounting policy is not material to our financial statements.

Acquisition of Shanghai Cuiming

          In order to expand our cross-border packaged-tour business, we recently acquired an effective controlling stake in Shanghai Cuiming, which holds a license to conduct both cross-border and domestic packaged-tour businesses. As part of our acquisition, Min Fan, our co-founder and executive vice president, entered into a share purchase agreement with the shareholders of Shanghai Cuiming in August 2003, pursuant to which Min Fan agreed to pay RMB2.0 million (US$0.2 million) to acquire a 66% ownership interest in Shanghai Cuiming. We made an interest-free loan to Min Fan in a principal amount of RMB4.3 million (US$0.5 million) in connection with the acquisition and expected increase in the capital of Shanghai Cuiming. We have entered into contractual arrangements with Shanghai Cuiming and Min Fan that contain substantially similar terms as our arrangements with our other affiliated Chinese entities. See “Related Party Transactions — Arrangements with Affiliated Chinese Entities.” The acquisition of Shanghai Cuiming does not have a material effect on our consolidated financial condition and result of operations.

Critical Accounting Policies

          We prepare financial statements in conformity with U.S. GAAP, which require us to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities on the date of the financial statements and the reported amounts of revenues and expenses during the financial reporting period. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates. Some of our accounting policies require higher degrees of judgment than others in their application. We consider the policies discussed below to be critical to an understanding of our financial statements as their application places the most significant demands on management’s judgment.

          Revenue Recognition. We describe our revenue recognition polices in Note 2 to our consolidated financial statements included elsewhere in this prospectus. In considering Staff Accounting Bulletin No. 101, “Revenue Recognition in Financial Statements” and Emerging Issues Task Force 99-19 “Reporting Revenue Gross as a Principal versus Net as an Agent,” we believe that our policies for revenue recognition and presentation of statement of operations are appropriate. The factors we have considered include whether we are able to achieve the pre-determined specific performance targets by travel suppliers for recognition of the incentive commissions in addition to the fixed-rate and our risk of loss due to obligations for cancelled hotel and airline ticket reservations. As we operate primarily as agent to the travel suppliers and our risk of loss due to obligations for cancelled hotel and airline ticket reservations is minimum, we recognize commissions on a net basis.

          Goodwill, Intangible Assets and Long-Lived Assets. In addition to the original cost of goodwill, intangible assets and long-lived assets, the recorded value of these assets is impacted by a number of policy elections, including estimated useful lives, residual values and impairment charges. Statement of Financial Accounting Standards No. 142 provides that intangible assets that have indefinite useful lives and goodwill will not be amortized but rather will be tested at least annually for impairment. Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-lived Assets” requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable from its undiscounted future cash flow. For each of 2000, 2001, 2002 and the nine months ended September 30, 2003, we did not recognize any impairment charges for goodwill, intangible assets or long-lived assets. If different judgments or estimates had been utilized, material differences could have resulted in the amount and timing of the impairment charge.

          Customer Reward Program. We have a customer reward program as described in Note 2 to our consolidated financial statements included elsewhere in this prospectus. Provisions of the customer reward program allow customers to receive travel awards and other gifts based on accumulated membership points that vary depending on the products and services purchased by the customers. Because we have an obligation to provide such travel awards and other gifts, we recognize a liability and corresponding expense for the related future obligations. As of December 31, 2000, 2001 and 2002 and September 30, 2003, our provisions for the customer reward program were RMB109,762, RMB911,526, RMB2,297,403 (US$277,561) and RMB3,470,457 (US$419,284), respectively. We estimate our liabilities under our customer reward program based on accumulated membership points and our estimate of probability of redemption. If actual redemption differs significantly from our estimate, it will result in an adjustment to our liability and the corresponding expense. If our estimate of the probability of redemption increases by 10%, the obligation related to our customer reward program would increase by approximately RMB347,000 (US$41,923).

          Share-Based Compensation. We have share option plans to grant stock options to officers, directors, and employees of our company. We account for these plans under Accounting Principles Board Opinion No. 25, the intrinsic value approach, with the required disclosures under the related accounting guidance described in Note 2 to our consolidated financial statements included elsewhere in this prospectus. For 2001, 2002 and the nine months ended September 30, 2003, we recognized share-based compensation under the share option plans in the amounts of nil, RMB21,950, RMB462,140 (US$55,834) and RMB1.03 million (US$124,440), respectively. While we believe that the share-based compensation we recognized for the plans under Accounting Principles Board Opinion No. 25 is appropriate, changes in our assumptions, including estimated fair value of our ordinary shares, will result in an adjustment to our deferred share-based compensation and the corresponding share-based compensation.

          Loans to a Director and Officers. We make certain long-term loans to a director and two senior executives of our company for the purpose of establishing and/or acquiring several affiliated Chinese entities, which are used to facilitate our air-ticketing, packaged tour, Internet content provision and advertising services, where foreign ownership is restricted. To the extent losses are incurred by these affiliated entities, we accrue for such losses by recording valuation allowances against the long-term loans to the director and senior executives. For 2000, 2001, 2002 and the nine months ended September 30, 2003, we did not record any valuation allowances for losses incurred by our affiliated Chinese entities. To the extent that the Chinese regulations change or the business conditions of these affiliated entities deteriorate, valuation allowances may be required. For more information about these loans, see “Related Party Transactions — Arrangements with Affiliated Chinese Entities.”

          Deferred Tax Valuation Allowances. We have not recorded any valuation allowances to reduce our deferred tax assets, as we believe that our deferred tax asset amounts are more than likely to be realized based on our estimate of future taxable income and prudent and feasible tax planning strategies. As of December 31, 2000, 2001 and 2002 and September 30, 2003, we recorded deferred tax assets of RMB7,496,080, RMB9,837,979, RMB593,143 (US$71,661) and RMB684,155 (US$82,656), respectively. In 2002, we utilized deferred tax assets of RMB9,244,836 (US$1,116,917) accumulated from our operations during prior years, primarily relating to net operating losses carry-forwards. If, however, unexpected events occur in the future that would prevent us from realizing all or a portion of our net deferred tax assets, an adjustment would result in a charge to income in the period in which such determination was made.

Results of Operations

          The following table sets forth a summary of our consolidated statements of operations as a percentage of net revenues for the periods indicated.

				Nine Months Ended
	Year Ended December 31,			September 30,

	2000	2001	2002	2002	2003

	(unaudited)			(unaudited)
Revenues:
Hotel reservation	82.7%	98.6%	96.7%	97.7%	90.4%
Airline ticketing	13.1%	4.2%	5.6%	4.9%	11.0%
Packaged tour	4.8%	1.4%	0.4%	0.6%	1.6%
Others	6.4%	1.3%	2.5%	2.1%	2.3%
Less: Business tax and related surcharges	(7.0)%	(5.5)%	(5.2)%	(5.3)%	(5.3)%

Net revenues	100.0%	100.0%	100.0%	100.0%	100.0%

Cost of services	(30.2)%	(18.1)%	(13.7)%	(13.2)%	(13.7)%

Gross profit	69.8%	81.9%	86.3%	86.8%	86.3%
Operating expenses:
Product development	(105.6)%	(17.6)%	(13.4)%	(13.3)%	(12.5)%
Sales and marketing	(269.3)%	(69.0)%	(32.2)%	(34.2)%	(26.9)%
General and administrative	(181.1)%	(33.7)%	(15.7)%	(16.2)%	(11.8)%
Share-based compensation	—	(0.1)%	(0.5)%	(0.5)%	(1.0)%
Amortization of goodwill and other intangible assets	(5.7)%	(4.1)%	(0.3)%	(0.4)%	(0.2)%
Other expenses incurred for joint venture companies	—	(2.1)%	(0.9)%	(1.3)%	—

Total operating expenses	(561.7)%	(126.6)%	(63.0)%	(65.9)%	(52.4)%

Income (Loss) from operations	(491.9)%	(44.7)%	23.3%	20.8%	33.9%

Interest income	11.4%	5.0%	0.3%	0.3%	0.2%
Interest expense on short-term bank loan	—	(0.1)%	0.0%	0.0%	—
Other income (expense)	(0.9)%	(0.2)%	1.0%	0.4%	3.4%

Income (Loss) before income tax benefit (expense), minority interests and share of loss in joint venture companies	(481.4)%	(40.0)%	24.6%	21.5%	37.5%

Income tax benefit (expense)	109.8%	5.3%	(10.0)%	(8.9)%	(10.4)%
Minority interests	—	—	0.0%	0.0%	0.0%
Share loss of joint venture companies	—	—	(0.4)%	(0.3)%	(0.5)%

Net income (loss) for the period	(371.6)%	(34.7)%	14.2%	12.3%	27.6%

Nine Months Ended September 30, 2003 Compared to Nine Months Ended September 30, 2002

          Revenues. We generated revenues of RMB111.3 million (US$13.5 million) in the nine months ended September 30, 2003, an increase of 53.7% from RMB72.4 million in the same period in 2002. Although we were adversely affected by the outbreak of SARS in the second quarter of 2003, we were able to achieve increased revenues in the nine months ended September 30, 2003 due to increases in revenues from our hotel reservation and air-ticketing businesses.

          Hotel Reservation. For the nine months ended September 30, 2003, revenues from our hotel reservation business increased by 42.1% to RMB95.5 million (US$11.5 million) from RMB67.2 million in the same period in 2002, primarily because of our growing customer base and increased booking of hotel rooms. Although revenue growth in our hotel reservation business in the nine months ended September 30, 2003 was adversely affected by the outbreak of SARS in the second quarter in 2003, our hotel room sales volume increased substantially in the third quarter of 2003, after the SARS outbreak ended.

          Air-ticketing. For the nine months ended September 30, 2003, revenues generated from our air-ticketing business increased substantially to RMB11.6 million (US$1.4 million) from RMB3.3 million in the same period in 2002, due to our increased efforts to expand our air-ticketing business and establish relationships with more air-ticketing service companies, offset in part by the impact of SARS.

          Packaged-tour. Packaged-tour revenues for the nine months ended September 30, 2003 increased substantially to RMB1.7 million (US$0.2 million) from RMB390,215 in the same period in 2002. This increase was due to our increased efforts to expand our packaged-tour business by leveraging our existing customer base and offering more packaged-tour products.

          Other Businesses. For the nine months ended September 30, 2003, revenues from our other businesses increased by 62.8% to RMB2.4 million (US$0.3 million) from RMB1.5 million in the same period in 2002, due to the increased sales of our advertising services and VIP membership cards.

          Net Revenues. Our net revenues are derived by subtracting business tax and related surcharges from our revenues. Our net revenues increased by 53.6% from RMB68.8 million in the nine months ended September 30, 2002 to RMB105.7 million (US$12.8 million) in the nine months ended September 30, 2003, as a result of our increased revenues, partially offset by the resulting increase in business tax and related surcharges over the same periods.

          Costs of Services. Costs of services for the nine months ended September 30, 2003 increased by 58.8% to RMB14.4 million (US$1.7 million) from RMB9.1 million for the same period in 2002. The increase in costs of services was primarily due to increased salary and benefits largely resulting from the hiring of additional customer service center representatives as well as increased telecommunication expenses resulting from the higher utilization rate of our customer service center.

          Our costs of services increased at a higher percentage rate than our net revenues, principally due to the outbreak of SARS. Since we viewed SARS as an event of limited long-term significance, we maintained substantially the same level of staff. To mitigate the impact of SARS, however, we adopted measures to reduce our costs, including unpaid leave for our employees. At the same time, our significantly lower transaction volume reduced our telecommunication expenses, due to lower incoming and outgoing calls, and our salary and benefits, since the compensation of our customer service agents is linked to the number of completed transactions. Notwithstanding these cost-reduction efforts, our costs of services did not decline enough to offset the impact of SARS on our net revenues.

          Operating Expenses. Operating expenses in the nine months ended September 30, 2003 increased to RMB55.4 million (US$6.7 million), or 22.0% from RMB45.4 million for the same period in 2002, primarily due to increased product development and sales and marketing expenses. Operating expenses as a percentage of net revenues decreased to 52.4% in the nine months ended September 30, 2003 from 65.9% for the same period in 2002.

          Product Development. Product development expenses increased by 44.5% to RMB13.3 million (US$1.6 million) in the nine months ended September 30, 2003 from RMB9.2 million for the same period in 2002, primarily due to the hiring of additional personnel to expand our travel suppliers network.

          Sales and Marketing. Sales and marketing expenses increased by 20.8% to RMB28.4 million (US$3.4 million) in the nine months ended September 30, 2003 from RMB23.5 million for the same period in 2002, primarily because of increased expenses incurred in connection with our customer reward program, increased salary and benefit expenses for sales and marketing staff, production of marketing materials and membership cards, as well as increased commissions to our marketing partners for referring customers to us.

          General and Administrative. General and administrative expenses increased by 11.3% to RMB12.4 million (US$1.5 million) in the nine months ended September 30, 2003 from RMB11.2 million for the same period in 2002.

          Share-Based Compensation. Share-based compensation increased substantially to RMB1.0 million (US$0.1 million) in the nine months ended September 30, 2003 compared to RMB336,127 for the same period in 2002, due to the issuance of additional share options under our 2000 and 2003 stock option plans in the nine months ended September 30, 2003.

          Amortization of Goodwill and Other Intangible Assets. Amortization expenses remained stable at RMB264,931 (US$32,008) in the nine months ended September 30, 2003, primarily representing the continuing amortization of a customer list arising from our acquisition of Beijing Modern Express.

          Other Expenses Incurred for Joint Venture Companies. We incurred no expenses for joint venture companies in the nine months ended September 30, 2003, but incurred expenses of RMB915,056 over the same period in 2002, because Home Inns and Hotels Management (Beijing) Limited, a joint venture subsidiary of Home Inns, began to bear its own expenses after its establishment in the second half of 2002.

          Interest Income and Expenses. Interest income increased to RMB242,577 (US$29,307) in the nine months ended September 30, 2003 from RMB216,972 in the same period in 2002 because of the increase in our bank deposits. Interest expense decreased to zero in the nine months ended September 30, 2003 from RMB41,261 (US$4,985) for the same period in 2002, because we repaid our bank loan in early 2002.

          Other Income. Other income increased substantially to RMB3.5 million (US$0.4 million) in the nine months ended September 30, 2003 from RMB263,044 in the same period in 2002, because we received financial subsidies totaling RMB3,354,450 (US$405,269), RMB922,950 (US$111,506) of which were granted for entities impacted by SARS from the government authorities in Shanghai in 2003.

          Income Tax Expense. Income tax expense for the nine months ended September 30, 2003 increased by 78.2% to RMB11.0 million (US$1.3 million) from RMB6.2 million for the nine months ended September 30, 2002, primarily because of the increase of our taxable income.

          Net Income. Net income increased by 245.2% to RMB29.2 million (US$3.5 million) in the nine months ended September 30, 2003 from RMB8.5 million for the same period in 2002, primarily due to an increase in income from operations, offset in part by the negative impact of the outbreak of SARS.

2002 Compared to 2001

          Revenues. We had revenues of RMB105.3 million (US$12.7 million) in 2002, an increase of 127.1% over RMB46.4 million in 2001. This revenue growth was principally the result of the expansion of our hotel reservation business, supplemented by the growth in our air-ticketing business.

          Hotel Reservation. Revenues from our hotel reservation business increased substantially by 123.1% to RMB96.8 million (US$11.7 million) in 2002 from RMB43.4 million in 2001, primarily as a result of the continued rapid increase in our hotel room sales volume and the “ratchet system” commission arrangement with many of our hotel suppliers.

          Air-ticketing. Revenues from our air-ticketing business increased substantially by 205.7% to RMB5.6 million (US$0.7 million) in 2002 from RMB1.8 million in 2001, primarily due to our efforts to expand the customer base for our air-ticketing business in 2002, including the enhancement of our fulfillment channel under various service agreements with third parties and Beijing Chenhao, and the acquisition of the air-ticketing business of Beijing Hai’an Air-ticketing Agency.

          Packaged-tour. Packaged-tour revenues decreased by 27.3% to RMB432,295 (US$52,228) in 2002 compared to RMB594,802 in 2001, primarily because of our decision to reduce the amount of consulting fees that we charged to Shanghai Huacheng to enable Shanghai Huacheng to fund its operating requirements.

          Other Businesses. Revenues from our other businesses increased substantially to RMB2,517,316 (US$304,130) in 2002 from RMB576,075 in 2001, primarily due to the increased sales of our advertising services and VIP membership cards in 2002.

          Net Revenues. Our net revenues increased from RMB44.0 million in 2001 to RMB100.0 million (US$12.1 million) in 2002 as a result of our increased revenues, partially offset by the resulting increase in business tax and related surcharges over the same periods.

          Costs of Services. Costs of services in 2002 increased by 72.2% to RMB13.7 million (US$1.7 million) from RMB7.9 million in 2001. The increase in our costs of services was primarily attributable to the hiring of additional customer service representatives as well as increased telecommunication expenses resulting from the overall expansion of our hotel reservation and air-ticketing businesses.

          Operating Expenses. Operating expenses in 2002 increased to RMB63.1 million (US$7.6 million), or 13.3% over RMB55.7 million in 2001, primarily due to a significant increase in product development expenses and a slight increase in sales and marketing expenses, partially offset by amortization of goodwill and other intangible assets. Operating expenses as a percentage of net revenues decreased to 63.0% in 2002 from 126.6% in 2001, because our revenues increased substantially while our established transaction and service platform was able to keep up with the increased transaction volume without the need to incur expenses at a rate similar to our revenue growth.

          Product Development. Product development expenses increased by 72.2% to RMB13.4 million (US$1.6 million) in 2002 from RMB7.8 million in 2001, primarily due to the hiring of additional staff to expand our travel supplier network and additional technical support staff and the related increase in office expenses.

          Sales and Marketing. Sales and marketing expenses increased by 6.4% to RMB32.3 million (US$3.9 million) in 2002 from RMB30.4 million in 2001, primarily due to increased commission payments to our marketing partners that referred customers to us, increased expenses in connection with our customer reward program and the installation of additional marketing counters at airports. The increase was offset in part by a decrease in compensation to sales and marketing personnel resulting from changes in our compensation structure.

          General and Administrative. General and administrative expenses increased by 6.0% to RMB15.7 million (US$1.9 million) in 2002 from RMB14.8 million in 2001.

          Share-Based Compensation. Share-based compensation expenses increased substantially to RMB462,140 (US$55,834) in 2002 from RMB21,950 in 2001, due to the issuance of additional share options under our 2000 stock option plan.

          Amortization of Goodwill and Other Intangible Assets. Amortization expenses decreased by 80.4% from RMB1.8 million in 2001 to RMB353,241 (US$42,677) in 2002, because we did not recognize in 2002 any further amortization expenses on goodwill arising from the 2000 acquisition of Beijing Modern Express, following the adoption in 2002 of a new accounting policy, and because the marketing agreement that we acquired from Beijing Modern Express was fully amortized in 2001.

          Other Expenses Incurred for Joint Venture Companies. Other expenses, mainly consisting of payroll compensation and related expenses incurred for joint venture companies, remained stable at RMB915,056 (US$110,553) in 2002.

          Interest Income and Expenses. Interest income decreased by 85.4% from RMB2.2 million in 2001 to RMB319,230 (US$38,568) in 2002, primarily due to a significant reduction in the interest rate for our bank deposits. Interest expenses decreased to RMB41,261 (US$4,985) in 2002 from RMB62,058 in 2001, because we repaid our short-term RMB bank loan in early 2002.

          Other Income (Expense). Other income increased substantially to RMB1.0 million (US$0.1 million) in 2002 from other expenses of RMB79,858 in 2001, principally because we received financial subsidies of RMB783,900 (US$94,707) from a government authority in Shanghai in 2002.

          Income Tax Benefit (Expense). Income tax expense substantially increased to RMB10.0 million (US$1.2 million) in 2002 compared to income tax benefit of RMB2.3 million in 2001, primarily because we started to generate taxable income in 2002.

          Net Income (Loss). Net income increased to RMB14.2 million (US$1.7 million) in 2002 compared to a net loss of RMB15.3 million in 2001, as a result of the cumulative effect of the above factors.

2001 Compared to 2000

          Revenues. We had revenues of RMB46.4 million in 2001, an increase of 571.4% over RMB6.9 million in 2000. This revenue growth was mostly driven by our increased revenues from the hotel reservation business.

          Hotel Reservation. Revenues from our hotel reservation business increased substantially by 712.5% to RMB43.4 million in 2001 from RMB5.3 million in 2000, primarily due to our acquisition of an increasing number of hotel suppliers and customers, and also due to our acquisition of Beijing Modern Express in October 2000.

          Air-ticketing. Revenues from our air-ticketing business increased substantially by 116.6% to RMB1.8 million in 2001 from RMB845,776 in 2000, primarily due to our expanded customer base and related transaction volume.

          Packaged-tour. Packaged-tour revenues increased by 91.4% to RMB594,802 in 2001 from RMB310,750 in 2000, primarily due to our expanded customer base and the resulting increased sales of our packaged-tour products.

          Other Businesses. Revenues from our other lines of business increased by 39.5% to RMB576,075 in 2001 compared to RMB412,940 in 2000, primarily because we began to sell our VIP membership cards in 2001. This increase was partially offset by a decrease in our online advertising revenue due to reduced demand.

          Net Revenues. Our net revenues increased from RMB6.5 million in 2000 to RMB44.0 million in 2001 as a result of our increased revenues, partially offset by the resulting increase in business tax and related surcharges over the same periods.

          Costs of Services. Costs of services in 2001 substantially increased to RMB7.9 million from RMB1.9 million in 2000. The increase in costs of services was primarily attributable to increased staff costs and increased telecommunication expenses in our customer service center as a result of the overall expansion of our business.

          Operating Expenses. Operating expenses in 2001 increased by 53.7% to RMB55.7 million from RMB36.2 million in 2000, primarily due to increases in sales and marketing and general and administrative expenses and amortization of goodwill and other intangible assets.

          Product Development. Product development expenses increased by 13.8% to RMB7.8 million in 2001 from RMB6.8 million in 2000, primarily due to hiring more personnel in hotel relationship management and technology support and development, as well as increases in office expenses and telecommunications expenses necessary to enhance our transaction and service platform.

          Sales and Marketing. Sales and marketing expenses increased by 74.7% to RMB30.4 million in 2001 from RMB17.4 million in 2000, primarily because we committed significant resources to exploring additional sales and marketing channels.

          General and Administrative. General and administrative expenses increased by 26.9% to RMB14.8 million in 2001 from RMB11.7 million in 2000, primarily due to increases in staff costs and travel expenses in connection with the overall expansion of our hotel reservation business.

          Share-Based Compensation. We incurred RMB21,950 share-based compensation in 2001 for the amortization of deferred share-based compensation related to share options granted during that period.

          Amortization of Goodwill and Other Intangible Assets. Amortization expenses increased substantially from RMB370,822 in 2000 to RMB1.8 million in 2001, because we recorded the full-year amortization expenses of goodwill and intangible assets, including customer list and marketing agreements, with respect to our acquisition of Beijing Modern Express, which we acquired in October 2000.

          Other Expenses Incurred for Joint Venture Companies. We incurred other expenses, mainly consisting of payroll compensation and related expenses for joint venture companies, in the amount of RMB934,572 in 2001, but we did not incur such expenses in 2000. These expenses were incurred in relation to the development of hotel management business prior to the establishment of Home Inns.

          Interest Income and Expenses. Interest income increased by 198.0% to RMB2.2 million in 2001 from RMB735,178 in 2000, because we raised a substantial amount of funds near the end of 2000, a portion of which were invested in time deposits. We incurred interest expenses of RMB62,058 in 2001, and none in 2000, because we obtained a short-term RMB bank loan to meet the RMB expense requirements in 2001.

          Other Expenses. Other expenses increased marginally to RMB79,858 in 2001.

          Income Tax Benefit. Income tax benefit in 2001 decreased by 70.0% to RMB2.3 million from RMB7.0 million in 2000, primarily due to the decrease in losses incurred to RMB17.6 million in 2001 from RMB31.0 million in 2000. The decrease in income tax benefit in 2002 was a result of an increase in non-deductible expenses.

          Net Loss. Our net loss decreased by 36.3% to RMB15.3 million in 2001 from RMB24.0 million in 2000, primarily because our revenues increased significantly while our established transaction and service platform was able to keep up with the increased transaction volume without the need to incur expenses at a rate similar to our revenue increase rate.

Liquidity and Capital Resources

          Liquidity. The following table sets forth the summary of our cash flows for the periods indicated:

	Year Ended December 31,				Nine Months Ended September 30,

	2000	2001	2002	2002	2002	2003	2003

	(unaudited)				(unaudited)
	RMB	RMB	RMB	US$	RMB	RMB	US$

	(in thousands)
Net cash provided by (used in) operating activities	(28,584)	(19,891)	23,427	2,830	10,815	37,604	4,543
Net cash provided by (used in) investing activities	(13,648)	(30,593)	3,427	414	11,626	(11,858)	(1,433)
Net cash provided by (used in) financing activities	128,187	4,000	(30,425)	(3,676)	(3,456)	5,589	675
Net increase (decrease) in cash and cash equivalents	85,977	(46,444)	(3,532)	(427)	19,025	31,422	3,796
Cash at beginning of period	2,931	88,908	42,464	5,130	42,464	38,931	4,703
Cash at end of period	88,908	42,464	38,931	4,703	61,488	70,353	8,500

          Net cash provided by operating activities was RMB37.6 million (US$4.5 million) for the nine months ended September 30, 2003, compared to RMB10.8 million for the same period in 2002. Net cash provided by operating activities was RMB23.4 million (US$2.8 million) in 2002 compared to net cash used in operating activities of RMB19.9 million in 2001. We began to have positive net cash flow in the fourth quarter of 2001. The increase in our net revenue resulting from our increased transaction volume, coupled with the low-cost structure of our operations and high utilization rate of our transaction and service platform, primarily contributed to our positive net cash position.

          Net cash used in investing activities amounted to RMB11.9 million (US$1.4 million) for the nine months ended September 30, 2003, compared to net cash provided by investing activities of RMB11.6 million for the nine months ended September 30, 2002. This change was mainly due to the withdrawal of our short-term time deposit in the nine months ended September 30, 2002. Net cash provided by investing activities amounted to RMB3.4 million (US$0.4 million) in 2002, compared to net cash used in investing activities of RMB30.6 million in 2001, principally due to our purchase of a short-term time deposit in 2001 and the subsequent withdrawal in 2002, the purchase of the air-ticketing business of Beijing Hai’an of RMB2.6 million (US$0.3 million) and our premises in Shanghai of RMB7.2 million (US$0.9 million) as well as the investment of RMB5.5 million (US$0.7 million) in Home Inns Beijing in 2002. Net cash used in investment activities amounted to RMB13.6 million in 2000, mainly consisting of the cash consideration of RMB8.0 million paid for the purchase of Beijing Modern Express, and the loans of RMB2.0 million extended to related parties for the acquisition or establishment of certain affiliated entities.

          Net cash provided by financing activities amounted to RMB5.6 million (US$0.7 million) for the nine months ended September 30, 2003, compared to net cash used in financing activities of RMB3.5 million for the nine months ended September 30, 2002, because we agreed to use the entire proceeds from the issuance of Series C preferred shares to redeem some of our outstanding shares held by our existing shareholders and pay for professional services related to the issuance of Series C preferred shares, but we did not receive payment instructions from some of our shareholders in September 2003. We have recently paid off all of the remaining shareholders in connection with redemption of some of their shares. Net cash used in financing activities was RMB30.4 million (US$3.7 million) in 2002, compared to net cash provided by financing activities of RMB4.0 million in 2001. This change was due to our payment of cash dividends in the amount RMB27.3 million (US$3.3 million) in 2002 and entering into our RMB4.0 million short-term bank loan in 2001. Net cash provided by financing activities of RMB128.2 million in 2000 represented the net proceeds from issuance of Series A preferred shares and Series B preferred shares.

          Capital Resources. We have historically financed our capital expenditure requirements with cash flows from operations, as well as through the sale of our Series A preferred shares and Series B preferred shares.

          We made capital expenditures of RMB4.6 million, RMB5.8 million, RMB13.2 million (US$1.6 million) and RMB8.1 million (US$1.0 million) in 2000, 2001, 2002 and the nine months ended September 30, 2003, respectively, and expect to make additional capital expenditures totaling approximately RMB5.0 million (US$0.6 million) for the rest of 2003 and approximately RMB16.0 million (US$1.9 million) for 2004. The capital expenditures in the past principally consisted of purchases of servers, workstations, computers, computer software, and other items related to our network infrastructure. In addition, we spent RMB7.2 million (US$0.9 million) in 2002 to purchase most of our premises in Shanghai. We expect our capital expenditures in 2003 to primarily consist of purchases of additional information technology-related equipment. In addition, we expect that our capital expenditures will increase in the future as we make technological improvements to our transaction and service platform.

          As of September 30, 2003, our primary source of liquidity was RMB70.4 million (US$8.5 million) of cash. In 2001, we borrowed a RMB4.0 million short-term bank loan with an annual interest rate of 6.138%. We repaid this loan in its entirety in early 2002. We have no outstanding bank loans or financial guarantees or similar commitments to guarantee the payment obligations of third parties.

          We believe that our current cash and cash equivalents, cash flow from operations and the proceeds from this offering will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, for the foreseeable future. We may, however, require additional cash resources due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue.

Contractual Cash Obligations

          We have entered into leasing arrangements relating to office premises, equipment and others that are classified as operating leases. The following sets forth our commitments under operating leases as of September 30, 2003:

		Equipment and
	Office Premises	Others	Total

		(in thousands of
		RMB)
Less than 1 year	2,432,119	3,984,660	6,416,779
1-3 years	623,704	536,985	1,160,689
3-5 years	—	—	—
More than 5 years	—	—	—

          Other than the leasing obligations set forth above, we do not have any long-term commitments.

Off-Balance Sheet Arrangements

          We do not have any outstanding derivative financial instruments, off-balance sheet guarantees, interest rate swap transactions or foreign currency forward contracts. We do not engage in trading activities involving non-exchange traded contracts.

Principal Accountant Fees and Services

          The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by PricewaterhouseCoopers, our principal external auditors, for the periods indicated. We did not pay any tax related or other fees to our auditors during the periods indicated below.

	For the Year Ended December 31,

	2001(1)	2002

Audit fees(2)	RMB304,620	RMB424,375	US$	51,253
Audit-related fees(3)	—	23,167		2,798

(1)	Audit fees paid to external auditors in 2001 represent fees billed by Arthur Andersen •Hua Qiang Certified Public Accountants, our then principal external auditors.

(2)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements.

(3)	“Audit-related fees” means the aggregate fees billed in each of the fiscal years listed for assurance and related services by our principal auditors that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit fees.” Services comprising the fees disclosed under the category of “Audit-related fees” involve principally the performance of certain agreed upon procedures.

Inflation

          Inflation in China has not had a material impact on our results of operations in recent years. According to the National Bureau of Statistics of China, the change in Consumer Price Index in China was 0.4%, 0.7%, (0.8%) and 0.6% in 2000, 2001, 2002 and the six months ended June 30, 2003, respectively.

Quantitative and Qualitative Disclosures about Market Risk

          Interest Rate Risk. Our exposure to interest rate risk for changes in interest rates relates primarily to the interest income generated by excess cash deposited in banks. We have not used any derivative financial instruments to hedge interest rate risk. We have not been exposed nor do we anticipate being exposed to material risks due to changes in interest rates. Our future interest income may fluctuate in line with changes in interest rates. However, the risk associated with fluctuating interest rates is principally confined to our cash deposits in banks, and, therefore, our exposure to interest rate risk is minimal and immaterial.

          Foreign Exchange Risk. We are exposed to foreign exchange risk arising from various currency exposures. Some of our expenses, including rent for our Hong Kong office and salaries of employees located in Hong Kong, is denominated in foreign currencies while almost all of our revenue is denominated in RMB. We have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency risk. Therefore, our exposure to foreign exchange risks is minimal and immaterial.

Recent Accounting Pronouncements

          In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 143, “Accounting for Asset Retirement Obligations,” which addresses accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This statement requires that an entity recognize an asset retirement obligation in the period in which it is incurred, and the entity shall capitalize the asset retirement cost by increasing the carrying amount of the related asset by the same amount as the liability and subsequently allocate that retirement cost to expense over the asset’s useful life. This statement is effective for fiscal years beginning after June 15, 2002. We do not expect that the adoption of this statement will have a material effect on our financial position or results of operations.

          In April 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 145, “Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections.” Statement of Financial Accounting Standards No. 145 requires gains and losses on extinguishments of debt to be classified as income or loss from continuing operations, rather than as extraordinary items, as previously required under Statement of Financial Accounting Standard Board No. 4, “Reporting Gains and Losses from Extinguishment of Debt, an amendment of APB Opinion No. 30.” Extraordinary treatment will be required for certain extinguishments, as provided in APB Opinion No. 30, “Reporting the Results of Operations — Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions.” The statement also amended Statement of Financial Accounting Standards No. 13 “Accounting for Leases” for certain sale-leaseback transactions and sublease accounting. This statement is effective since January 1, 2003. The adoption of this statement did not have a material effect on our financial position or results of operations.

          In December 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure.” This statement amends Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation,” to provide alternative methods of transition for companies that voluntarily change to a fair value-based method of accounting for share-based employee compensation. This statement also amends the disclosure provisions of Statement of Financial Accounting Standards No. 123. The provisions of Statement of Financial Accounting Standards No. 148 are effective for fiscal years ending after December 15, 2002. We have elected to continue to account for share-based compensation under the provisions of APB 25 and have followed the disclosure requirements under Statement of Financial Accounting Standards No. 148.

          In June 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” Statement of Financial Accounting Standards No. 146 nullifies Emerging Issues Task Force Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity,” under which a liability for an exit cost was recognized at the date of an entity’s commitment to an exit plan. This statement requires that a liability for a cost associated with an exit or disposal activity be recognized at fair value when the liability is incurred. The provisions of this statement are effective for exit or disposal activities that are initiated after December 31, 2002. We do not believe that this announcement will have a significant impact on our financial statements.

          In November 2002, the Financial Accounting Standards Board issued Financial Accounting Standards Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others.” Statement of Financial Accounting Standards Interpretation No. 45 requires the recognition of a liability for certain guarantee obligations issued or modified after December 31, 2002. This statement also clarifies disclosure requirements to be made by a guarantor for certain guarantees. The disclosure provisions of Statement of Financial Accounting Standards Interpretation No. 45 are effective for interim periods and fiscal years ending after December 15, 2002. The adoption of this statement did not have a material effect on our financial position or results of operations.

          In January 2003, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards Interpretation No. 46, “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51.” This statement requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. Statement of Financial Accounting Standards Interpretation No. 46 is effective for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, this statement must be adopted for the first interim or annual period beginning after June 15, 2003. The financial statements of Guangzhou Guangcheng, an affiliated Chinese entity established on April 28, 2003, were consolidated into our financial statements on the date of establishment, while the financial statements of Ctrip Commerce, Shanghai Huacheng and Beijing Chenhao, all of which were established prior to January 31, 2003, was consolidated into our financial statements starting the third quarter of 2003. The adoption of FIN 46 did not have a significant impact on the presentation of our historical financial statements as of December 31, 2000, 2001 and 2002 and September 30, 2003 and for the years and the nine months then ended.

          In June 2003, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” This statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities.” It is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. All provisions of Statement of Financial Accounting Standards No. 149 should be applied prospectively. The adoption of this statement did not have a material effect on our financial position or results of operations.

          In June 2003, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” This statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or as an asset in some circumstances). It is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. It is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of this statement and still existing at the beginning of the interim period of adoption. Restatement is not permitted. The adoption of this statement did not have a material effect on our financial position or results of operations.

BUSINESS

Overview

          We are a leading consolidator of hotel accommodations and airline tickets in China. We aggregate information on hotels and flights and enable our customers to make informed and cost-effective hotel and flight bookings. Since commencing operations in 1999, we have become one of the best-known travel brands in China. We pioneered the development of a reservation and fulfillment infrastructure that enables our customers to:

•	choose and reserve hotel rooms in cities throughout China and selected cities abroad;

•	book and purchase airline tickets for domestic and international flights originating from China; and

•	choose and reserve packaged tours that include transportation, accommodation, and sometimes guided tours as well.

          We target our services primarily at business and leisure travelers in China who do not travel in groups. This type of travelers, who are referred to in the travel industry as FITs and whom we refer to as independent travelers in this prospectus, form a traditionally under-served yet fast-growing segment of the China travel market. We act as agent in substantially all of our transactions and generally do not take any inventory risks with respect to the hotel rooms and airline tickets booked through us. We derive our hotel reservation, air-ticketing and packaged-tour revenues through commissions from our travel suppliers, primarily based on the transaction value of the rooms, airline tickets and packaged-tour products, respectively, booked through our services.

          For the nine months ended September 30, 2003, we derived 85.8% of our revenues from the hotel reservation business and 10.5% of our revenues from our air-ticketing business. Our packaged-tour business contributed 3.7% of our revenues for the nine months ended September 30, 2003.

          We believe that we are the largest consolidator of hotel accommodations in China in terms of the number of room nights booked. In October 2003, we booked over 300,000 hotel room nights. As of October 31, 2003, we had secured room supply relationships with over 1,700 hotels in China and over 450 hotels abroad, which cover a broad range in terms of price and geographical location. The quality and depth of our hotel supplier network enable us to offer our customers a wide selection of hotel accommodations, often at significant discounts to published rates. We believe our ability to offer reservations at highly rated hotels is particularly appealing to our customers. Revenues from our bookings for three-, four- and five-star hotels comprised approximately 95.0% of our revenues from our hotel reservation business for the nine months ended September 30, 2003.

          We believe that we are also one of the leading consolidators of airline tickets in Beijing and Shanghai in terms of the number of airline tickets booked and sold. We sold more than 70,000 tickets nationwide in October 2003. Our airline ticket suppliers include all major Chinese airlines and many international airlines that operate flights originating from China. We also believe we are the only airline ticket consolidator in China with a centralized reservation system and ticket fulfilment infrastructure covering all of the economically prosperous regions of China. Our customers can make flight reservations on their chosen routes and arrange ticket payment and delivery through our ticketing offices and third-party agencies located in over 20 major cities in China.

          We offer our services to customers through an advanced transaction and service platform consisting of our centralized toll-free, 24-hour customer service center and bilingual websites. For the nine months ended September 30, 2003, transactions effected through our customer service center accounted for approximately 70% of our transaction volume, while our websites accounted for the balance.

          We have experienced significant growth since our inception in June 1999. Beginning in the first half of 2002, we have achieved and maintained positive net income. Our revenues have increased from RMB6.9 million in 2000 to RMB105.3 million (US$12.7 million) in 2002. For the nine months ended

September 30, 2003, we generated revenues of RMB111.3 million (US$13.5 million) and net income of RMB29.2 million (US$3.5 million) despite the outbreak of SARS during the second quarter of 2003.

          Our business was commenced in June 1999. In March 2000, we established a new holding company, Ctrip.com International, Ltd., in the Cayman Islands, and soon thereafter, all of the shareholders of Ctrip.com (Hong Kong) Limited, our now directly wholly owned subsidiary, transferred their shares to the holding company in exchange for shares of the holding company. Since we commenced our operation, we have conducted substantially all of our operations in China. We operate as a foreign investment enterprise in China through our subsidiaries, Ctrip Computer Technology and Ctrip Travel Information, as well as our affiliated Chinese entities, including

•	Ctrip Commerce, which holds advertising and Internet content provision licenses;

•	Shanghai Huacheng, which holds domestic travel agency and air-ticketing licenses;

•	Beijing Chenhao, which holds an air-ticketing license;

•	Guangzhou Guangcheng, which has recently received an air-ticketing license; and

•	Shanghai Cuiming, which holds a license to conduct both cross-border and domestic packaged-tour businesses.

          We hold no ownership interest in any of our affiliated Chinese entities. Qi Ji, a co-founder and director of our company, Min Fan, a co-founder and executive vice president of our company, and Alex Nanyan Zheng, a vice president of our company, are the principal shareholders of our affiliated Chinese entities. See “Prospectus Summary — Corporate Structure” for the place of formation, ownership interest and affiliation of each of our subsidiaries and affiliated entities. We have made loans to Qi Ji, Min Fan and Alex Nanyan Zheng solely in connection with the capitalization or acquisition of our affiliated entities. For a detailed description of the terms of these loans, see “Related Party Transactions — Arrangements with Affiliated Chinese Entities.”

          We formed Home Inns & Hotels Management (Hong Kong) Limited, or Home Inns, in 2001 to expand our business line to include the hotel management service. Through a series of subsequent transactions, we reduced our interest in Home Inns to 31.16%. We spun off our remaining interest in Home Inns in August 2003 to prepare for the offering to enable us to focus on our core business of travel consolidation.

          Our principal executive offices are located at 3F, Building 63-64, No. 421 Hong Cao Road, Shanghai 200233, People’s Republic of China, and our telephone number is (8621) 3406-4880. We have appointed CT Corporation System, 111 Eighth Avenue, New York, NY 10011, as our agent for service of process in the United States.

Industry Background

          Growth of the Chinese Travel Industry. The Chinese travel industry is large and growing rapidly. The following chart contains certain data from CEIC Data Company Limited concerning the Chinese economy and the travel industry during the period from 1998 through 2002.

			Number of	Number of
	Nominal Gross	Expenditure on	3-, 4- and 5-Star	Civil Aviation
	Domestic Product	Tourism	Hotels in Operation	Passenger Kilometers

	(in billions of RMB)	(in millions of RMB)		(in billions)
1998	7,835	239,118	1,325	80,024
1999	8,207	283,192	1,573	85,728
2000	8,947	317,554	2,368	97,054
2001	9,731	352,237	2,857	109,135
2002	10,479	387,836	3,656	126,870

          China’s gross domestic product grew from RMB7,835 billion in 1998 to RMB10,479 billion (US$1,266 billion) in 2002, representing a compound annual growth rate of 7.5% during this period. The aggregate expenditure on tourism in China increased from RMB239.1 billion in 1998 to RMB387.8 billion (US$46.9 billion) in 2002, representing a compound annual growth rate of 12.8% during this period. According to China’s tenth five-year plan, the Chinese government expects an approximately 7% compound annual growth rate of China’s gross domestic product from 2000 to 2005. We anticipate that demand for travel services in China will continue to increase substantially in the foreseeable future as the Chinese economy continues to grow.

          The statistics included in this prospectus relating to the Chinese travel industry and economy are derived from various government and institute research publications. We have not independently verified such information, and you should not unduly rely upon it.

          Fragmented Hotel and Air-ticketing Industries. The travel intermediary industries are highly fragmented in China. According to CEIC Data Company Limited, as of December 31, 2002, there were 3,656 three-, four-and five-star hotels in China. The biggest hotel chain in China, the Jin Jiang Group, manages approximately 70 hotels. Furthermore, China does not have any nationwide hotel distribution system among travel intermediaries. As a result, travelers traditionally do not have access to comprehensive information on hotels. In the air-ticketing sector, the Civil Aviation Administration of China, or CAAC, requires an air-ticketing agency to obtain a separate license from CAAC’s regional branch in order to conduct business in any city. This requirement has hindered the ability of local air-ticketing agencies to expand nationwide.

          Growing but Under-served Independent Travelers in China. The rapid growth of the Chinese economy in the past decade has led to a substantial increase in business activity and personal disposable income, as well as changes in consumption patterns. As a result, there has been a significant increase in the demand for travel services in China. However, as travel agencies in China often focus on tour groups and devote limited resources to serving independent travelers, independent travelers have limited access to discounted rates or comprehensive information on hotels and flights.

          Functions of Travel Consolidators. Travel consolidators like us are able to offer information aggregated from various hotels and airlines to independent travelers, enabling them to make informed and cost-effective hotel and flight bookings through customer service centers or websites. To both the hotel and airline industries, travel consolidators offer an efficient distribution platform that improves occupancy levels and helps increase overall revenues. To independent travelers, travel consolidators are a new and more reliable source offering access to the generally wider selection of inventory and lower rates than those otherwise available.

          Usage of Customer Service Centers in the Travel Industry. Call centers or customer service centers are a relatively new concept in China but provide an effective channel to distribute travel products and services. Travelers can gather and evaluate travel information, receive recommendations from customer service representatives and book transactions more efficiently by contacting customer service centers any time, day or night, instead of visiting travel agents who generally offer services only during daytime business hours, tend to focus on group tours and typically require in-person visits. In addition, the increasing number of mobile phone users in China, with approximately 250.0 million mobile phone users as of September 30, 2003 according to CEIC Data Company Limited, is expected to enhance the popularity of using customer service centers, since travelers can now call to change their travel plans after they have already begun their trip, when public telephones are often unavailable. In addition, competitive labor costs in China have allowed customer service centers to become a cost-effective transaction tool in China.

          Growth of the Internet and Online Commerce. According to the China Internet Network Information Center, China now ranks second in the world in terms of number of Internet subscribers. The Internet’s broadly distributed and easily accessible environment creates the ideal foundation for new marketplaces, which provide increased search efficiency, comprehensive information and competitive pricing. The Internet brings efficiencies to markets characterized by the presence of large number of geographically dispersed buyers and sellers and purchase decisions involving large amounts of information from multiple sources. We believe that the travel industry, which inherently involves broadly dispersed travelers as well as a wide selection of travel suppliers in terms of location and price, is especially well-suited to benefit from increased Internet and online commerce adoption.

Our Strengths

          We bridge the gap between independent travelers and travel suppliers. Through our sophisticated transaction and service platform consisting of our centralized toll-free, 24-hour customer service center and bilingual websites, we serve primarily the traditionally underserved yet fast growing independent travelers segment in China by helping them plan and book their trips while helping travel suppliers improve the efficiency of their marketing and distribution. We have achieved a leading position, in part, by establishing the competitive strengths described below.

          A Leading Travel Brand in China. We have invested significant resources in developing and promoting our brand since our inception. The China Travel Journal ranked our Ctrip brand among the top travel brands in China in 2002. The broad recognition of our Ctrip brand has enhanced our ability to quickly attract new travel customers, especially frequent independent travelers, as evidenced by the rapid growth of our customer base and transaction volume.

          Our reputation and market position have also provided us with easier and more effective access to hotels and airlines nationwide. We are able to obtain guaranteed allotment arrangements from over 490 of our hotel suppliers. These arrangements enable us to offer a specified number of hotel rooms during any given month to our customers without taking any inventory risk and to confirm the room reservations instantly.

          Large Supplier Network and Nationwide Coverage. We have established supplier relationships with over 1,700 hotels across all major geographic regions in China and over 450 hotels abroad, as of October 31, 2003. We have also cultivated supplier relationships with all major domestic Chinese airlines and many international airlines that operate flights originating from China. We believe we are the only airline ticket consolidator in China with a centralized 24-hour information and reservation center and a settlement and delivery infrastructure covering all of the most economically prosperous regions of China. Our broad supplier network has enabled us to offer a broad range of travel product and service offerings, including packaged tours, for our independent traveler customers. We believe that our established and extensive supplier relationship positions us well to compete with existing and potentially new competitors.

          Scalable Platform and Flexible Cost Structure. We have created a cost-effective transaction and service platform consisting of our customer service center and websites. Our business is highly scalable because of the low costs associated with our transaction and service platform. We can hire and train new representatives for our customer service center quickly and cost-effectively to cope with the expected increase in transaction volume, because of the relatively low labor cost in China, as well as our ability to efficiently train new staff to serve customers. Our technology platform offers further scalability advantages as we can upgrade our existing infrastructure with limited additional investment. Therefore, we believe that we can keep up with the expected pace of increase in our transaction volume without incurring substantial incremental costs. In addition, the compensation of our customer service representatives, which forms a significant portion of our costs of services, is linked to the number of transactions successfully completed by them. In part because of our relatively flexible cost structure, we were able to maintain positive net income in the second quarter of 2003 despite the significant negative impact of the SARS outbreak.

          Excellent Customer Service. We place significant emphasis on technology, personnel and training to facilitate superior customer service. We operate our centralized toll-free customer service center 24 hours a day and seven days a week to provide comprehensive and real-time assistance to our customers. Our customer service representatives are equipped to review a comprehensive list of the hotels in individual markets, together with the related price, amenities and availability information, and real-time flight information, while simultaneously booking hotels, airline tickets and packaged tours for customers. Our customer service representatives are also trained to provide travel advisory services at our customers’ request. Moreover, our user-friendly websites allow customers to quickly review hotel and flight information and book hotel accommodations and airline tickets and, in some instances, receive instant confirmation.

          In addition, we maintain a customer database containing information on the transaction history and preferences of each customer who has booked a travel product through us. We also have a post-transaction customer service division responsible for addressing any issues or concerns raised by our customers. We believe our excellent customer service has contributed to our large number of repeat customers.

          Advanced Infrastructure and Technology. We have developed an advanced infrastructure and technology platform with a high level of reliability, security and scalability. At the front end, our system allows us to ensure service quality by promptly processing customer inquiries and requests and by monitoring the performance of our customer service representatives on an around-the-clock basis. As a result, we maintain an extremely high service ratio with very limited aborted calls due to unacceptably long waiting time. Our websites are custom-built in-house to exacting specifications to ensure the best user experience. Our websites, www.ctrip.com and www.gotochina.com, have user-friendly designs with well laid-out information. We work closely with our web host to ensure that our customers can obtain the desired information and complete transactions with us quickly and securely.

          At the back end, our proprietary booking software allows us to update hotel room and airline ticket availability and pricing information. The real-time nature of our software system allows us to recommend our preferred hotels to customers when they request a recommendation. Our booking software is integrated with our websites and customer service center operations. In addition, we have developed an electronic confirmation system that enables us to transmit a customer’s booking information to those hotels that are linked to this system and to receive confirmation from these hotels. We believe that our advanced transaction and service platform is capable of handling increasing traffic without substantial incremental costs.

          Experienced Management Team. Our senior managers have on average more than eight years of experience in their relevant fields of information technology, finance and travel management. Key members of our management team include James Jianzhang Liang, our Chief Executive Officer, Neil Nanpeng Shen, our Chief Financial Officer, and Min Fan, our Executive Vice President, all of whom are founders of our company. Prior to joining us, Mr. Liang had worked in the information technology field in Silicon Valley and China for over eight years, Mr. Shen had worked at leading global investment banks in New York and Hong Kong for over eight years, and Mr. Fan had been the chief executive officer for one of the leading domestic travel agencies in Shanghai for over three years. Under our management team’s leadership, we have experienced substantial growth in our transaction volume and customer base and have successfully integrated the businesses we acquired into our operation. Our senior managers have indicated their intent to continue to manage the company after this offering.

Our Strategy

          Our goal is to create long-term shareholder value by enhancing our position as a leading hotel and air-ticket consolidator in China. We believe that China’s highly fragmented travel industry and underserved frequent independent traveler market provide us with significant growth opportunities. We intend to pursue the following strategies to achieve our goal:

          Leverage and Strengthen the Ctrip Brand. To hotel and airline ticket suppliers, the Ctrip brand represents a sizable and increasingly important source of customers. We intend to leverage this reputation to attract new suppliers, and negotiate more favorable contractual terms with our existing suppliers. To our marketing partners, Ctrip is regarded as a partner that enhances their product offerings. We aim to deepen our existing relationships with our marketing partners and establish new relationships with other potential marketing partners, allowing us to further promote our brand, cross-sell our products and acquire customers in a more cost-effective manner.

          In addition, we intend to further strengthen Ctrip as a dominant consumer travel brand. We plan to continue to pursue a focused marketing and advertising campaign through various targeted promotions to acquire new customers and encourage our existing customers to transact more frequently. For example, we distribute membership cards through in-flight magazines to attract new customers, and we maintain a membership reward program that offers rewards to frequent customers to encourage repeat transactions.

          Expand Our Hotel Supplier Network and Room Inventory. Although we believe that we are the largest hotel consolidator in China in terms of gross bookings, there are significant opportunities to further expand our hotel reservation service. We plan to focus the expansion of our hotel reservation business on hotels with three-, four- and five-star ratings, which offer us higher profit margins per transaction. We intend to build upon our already extensive hotel supplier relationships in China’s major cities such as Beijing and Shanghai. In addition, we intend to enhance our presence in selected regional centers and medium-sized cities that offer significant growth opportunities driven by China’s robust economy and rising disposable income per capita.

          We plan to capitalize on our substantial and growing customer base and transaction volume by continuing to negotiate with hotel suppliers to increase rooms to be allocated to us on the guaranteed allotment basis. We have guaranteed allotment arrangements with over 500 hotels in China as of October 31, 2003, and will try to increase the number of rooms allotted to us from these hotels. In addition, we intend to pursue guaranteed allotment arrangements with our hotel suppliers that currently do not have such arrangements with us.

          Expand Air-ticketing and Other Travel Product Offerings. Our air-ticketing business contributed less than 11% of our revenues in 2002 and the nine months ended September 30, 2003, but has demonstrated substantial growth potential. We intend to establish airline ticket issuance and delivery infrastructure in more cities throughout China. We also intend to continue to expand our air-ticketing business by selling more tickets for international flights, as the commissions per ticket for international flights are generally higher than that for domestic flights. To further diversify our revenue sources and in response to the increasing sophistication of Chinese travelers’ tastes, we intend to further promote the packaged-tour products that offer our customers the flexibility to choose desired flight and hotel combinations. We believe that our packaged-tour products will attract increasing interest among our existing users as well as new customers.

          Enhance Transaction and Service Platform. We intend to enhance the features of our transaction and service platform to keep up with the expected rapid increase in our transaction volume while maintaining the high quality of our customer service. With respect to our customer service center, we intend to continue to invest in training our customer service representatives and upgrading our information technology systems underlying the customer service center to ensure consistently high-quality customer service. With respect to our websites, we plan to continually update new software features and editorial content and improve the accessibility of our websites through various Internet access channels such as wireless devices.

          We believe the Internet as an information distribution and transaction platform presents further cost efficiencies and scalability opportunities. To exploit the additional cost savings and scalability benefits, we intend to promote the migration of customers to our websites. We have set up various promotion programs such as offering our customers up to twice the reward points on transactions effected online as compared to our customer service center.

          In addition, we plan to continue to enhance our customer database management tools to identify our customers’ travel preferences and transaction patterns in order to offer them more focused services. We also intend to further promote our electronic confirmation system with our existing hotel suppliers. Currently, more than 160 hotels are using our electronic confirmation system to interface with us, and we plan to promote the electronic confirmation system with our other hotel suppliers. We believe that this system will boost our transaction efficiency significantly.

          Pursue Selective Strategic Acquisitions and Expand into Hong Kong, Macau and Taiwan. We have become a leading consolidator of hotel accommodations and airline tickets in China in part through the acquisition of the largest offline hotel reservation center in China, Beijing Modern Express, in October 2000, and the air-ticketing business of Beijing Hai’an Air-ticketing Agency in February 2002. We have successfully integrated these acquired businesses into our business operations. We intend to explore additional acquisitions that would allow us to expand the reach and scope of our travel products and services as well as our customer base in the domestic markets in China.

          We also aim to enter Hong Kong, Macau and Taiwan. The closer economic ties between China and other parts of Greater China, together with the recent liberalization of restrictions formerly imposed on mainland Chinese traveling to Hong Kong, are expected to increase the cross-border traffic between China and Hong Kong significantly. Given the similarities in language, culture and consumption behavior between residents of mainland China and Hong Kong, Macau and Taiwan, we foresee substantial growth opportunities in entering these markets, which can be executed at a relatively low cost and with limited risk.

          Expand into the Merchant Business. Currently, we act as agent in substantially all of our transactions, passing our customers’ reservations to travel suppliers without assuming any risks for customers’ cancellations or no-shows. While we intend to continue to use the agency model as our primary business model, we plan to gradually establish a merchant business relationship with our most popular travel service suppliers beginning in the second or third quarter of 2004. In the merchant business relationship, we would buy hotel rooms and/or airline tickets in advance before selling them to our customers and thereby bear the inventory risk. However, if our hotel room and airline ticket inventory were sold successfully, we would expect to realize substantially higher profits per room or airline ticket than we do under our current agency model. We believe that our growing customer base constitutes a solid foundation for our merchant business and would help to minimize any potential inventory risk.

Products and Services

          We began offering hotel reservation and air-ticketing services in October 1999. For the nine months ended September 30, 2003, we derived 85.8% of our revenues from the hotel reservation business and 10.5% of our revenues from the air-ticketing business. In addition, we offer other travel-related products and services including packaged tours that are either bundled by us and include transportation and hotel, or by third party travel agencies and include transportation, hotel and, in most cases, a guided tour.

          Hotel Reservations. Our hotel booking volume has increased substantially since our inception. The following table shows the total room nights we sold for the periods indicated.

	For Quarters Ended

	September 30,	December 31,	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,
	2001	2001	2002	2002	2002	2002	2003	2003	2003

	(in thousands)
Room Nights	234.3	262.1	273.8	374.4	438.8	467.7	486.0	280.5*	747.8

*	Decrease primarily due to the SARS outbreak from March 2003 through June 2003.

          As of October 31, 2003, we had room supplier relationships with over 1,700 hotels in China and over 450 hotels abroad, which cover a broad range of hotels in terms of price and geographical location. The majority of our hotel suppliers fall into the three-, four- and five-star categories. Revenues from our bookings for three-, four- and five-star hotels comprised approximately 95% of our revenues from our hotel reservation business for the nine months ended September 30, 2003. The average room rate booked through us was approximately RMB488 (US$59) per night in October 2003. The following table shows the number of our hotel suppliers in each of the major cities indicated as of October 31, 2003:

Shanghai	250	Beijing	243	Hangzhou	68	Guangzhou	60
Shenzhen	59	Hong Kong	47	Nanjing	42	Wuhan	38

          We act as agent in substantially all of our hotel-related transactions. Our customers receive confirmed bookings and generally pay the hotels directly upon completion of their stays, and in general, we pay no penalty to the hotels if our customers do not check in. For some of our hotel suppliers, we earn pre-negotiated fixed commissions on hotel rooms we sell. For other hotels, we have commission arrangements that we refer to as the “ratchet system,” whereby our commission rate per room night increases as the volume of room nights we sell for such hotel during such month increases.

          We contract with hotels for rooms under two agency models: the “guaranteed allotment” model and the “on-request” model. Under either agency model, we enter into agreements with our hotel suppliers containing most if not all of the following provisions:

•	Pricing. The hotel is required to offer us room prices that are lower than its published prices. If the hotel has promotional sales, it is required to notify us in advance so we can lower our prices proportionately.

•	Room Supplies. The hotel is required to notify us in advance if it anticipates a shortage of rooms.

•	Customer Accommodation. If the reserved room is not available when our customer checks in to the hotel due to reasons caused by the hotel, such as over-booking, the hotel is required to upgrade the customer free-of-charge or arrange for accommodation in another hotel with the same or higher rating and price.

•	Extension of Stay. If our customer requests an extension of stay, the hotel is required to notify us immediately, and we book the extended stay and earn the resulting commissions.

•	Confirmation of Customer’s Stay. We confirm a customer’s actual length of stay by contacting the hotel to verify the customer’s check-in and check-out dates. With the hotels that have implemented our electronic confirmation system, we receive confirmation through such system.

•	Commission Payments. The hotel will pay us commissions each month based on the number of room nights we sell.

          In addition to the agreements that we enter into with all of our hotel suppliers, we enter into a supplemental agreement with each of the hotel suppliers with which we have a guaranteed allotment arrangement. Pursuant to this agreement, a hotel gives us a specified number of guaranteed available rooms every day, allowing us to provide instant confirmations on such rooms to our customers before notifying the hotel. The hotel is required to notify us in advance if it will not be able to make the guaranteed rooms available to our customers due to reasons beyond its control.

          We have contracted with over 490 hotels in China for guaranteed room allotments, allowing us to sell rooms to our customers even during peak seasons and provide instant confirmation. Rooms booked in hotels with which we have a guaranteed allotment arrangement currently account for approximately 50% of our total hotel room transaction volume. With the remaining hotel suppliers, we book rooms on an “on-request” basis, meaning our ability to secure hotel rooms for our customers is subject to room availability at the time of booking.

          Our typical hotel reservation transaction involves the following major steps:

•	Initiating an Inquiry. Our customer either conducts a search on our website, or calls our customer service center to learn more about hotels at a destination. Upon our customer’s inquiry, our customer service representative are trained, and our website is programmed, to recommend hotels to the customer.

•	Making a Reservation. At this stage, we reserve a hotel room for the customer based on the customer’s choice given to us either through the telephone or our website.

•	Confirmation. For hotels with which we have a guaranteed allotment arrangement, we give instant confirmation, and we notify the hotel afterwards. For hotels with which we have an on-request arrangement, we pass our customer’s reservation request to the hotel. Once we receive confirmation from the hotel, our customer service representative will contact the customer to confirm the reservation.

•	Following Up. We follow up with the hotel regarding the customer’s length of stay and our commission, in accordance with our agreement with the hotel.

          Some hotels require our customers to use their credit cards to guarantee the bookings. We have entered into arrangements with a number of financial institutions to allow our customer service center and websites to accept credit card guarantees to enable our customers to complete their reservations.

          Air-ticketing. We believe that we are the only provider of air-ticketing services in China with a multi-province airline ticket sales and issuance infrastructure. We have experienced a significant growth in our air-ticketing business since early 2002. We believe that we are currently among the top three air-ticketing agencies in Beijing and Shanghai in terms of sales volume. The following chart shows the airline tickets we sold for the periods indicated.

	For Quarters Ended

	December 31,	March 31,	June 30,	September 30,
	2002*	2003	2003	2003

	(in thousands)
Number of airline tickets sold	79.3	111.7	74.4 **	183.1

*	Meaningful information concerning the number of airline tickets booked during the prior periods is not available.

**	Decrease principally due to the SARS outbreak from March 2003 through June 2003.

          We sell airline tickets for all major domestic Chinese airlines, including Air China, China Eastern Airlines, China Southern Airlines and Shanghai Airlines, and many international airlines operating flights that originate from cities in China, such as Northwest Airlines, Air Canada, All Nippon Airways, Dragon Air and Lufthansa.

          In every air-ticketing transaction, our customer receives a confirmed seat and pays the ticket delivery agent upon delivery of the ticket. Generally, the customer pays a penalty to the airline if he or she cancels the ticket for the flight.

          The airline industry, including airline ticket pricing, is heavily regulated by CAAC. Therefore, we have no discretion in offering discounts on the airline tickets we sell. We generally earn standard commissions paid to air-ticketing service entities similar to us. In addition, we have an arrangement with some of our airline ticket suppliers, whereby our commission per ticket may increase as the volume of our ticket sales for an airline reaches a specified performance target set by the airline.

          Our typical air-ticketing transaction involves the following major steps:

•	Initiating an Inquiry. Our customer either conducts a search on our website or contacts our customer service center to learn more about flights to a destination. The customer learns either through our website or from our customer service representative whether any seats are available.

•	Making a Reservation. At this stage, we make a confirmed booking of a seat on the customer’s chosen flight.

•	Ticket Issuance and Delivery. In Beijing and Shanghai, we issue airline tickets through our local ticketing offices. In other cities, we issue airline tickets through local ticketing agencies with whom we have contractual relationships. We have the capability to issue airline tickets in most major cities in China.

•	Ticket and Commission Settlement. Payment for airline tickets we sell is settled by either of the following methods:

(1)	In Beijing or Shanghai, the customer pays us simultaneously with the delivery of the ticket. We then deduct our commission and deposit the remaining amount into the billing and settlement plan clearinghouse system, or the BSP system. The airline deducts the fare owed to it from our accounts within the BSP system on a regular basis.

(2)	In other cities, where we contract with local agents for ticket fulfillment services, the local agents collect their commissions from airlines, and we, in turn, collect our commissions from them on a regular basis.

          A customer has the option of picking up a ticket at the ticketing office or requesting a personal delivery. The expected adoption of electronic tickets in lieu of paper tickets by airlines in China may further increase our customer service efficiency and reduce our operating expenses.

          Other Products and Services. We also offer the following products and services:

•	packaged tours;

•	advertising sales; and

•	VIP membership cards.

          We bundle transportation and hotels in our packaged tours. We sell packaged tours bundled by third-party travel agencies that also include, in most cases, a guided tour. We offer travel-related businesses and other third parties the opportunity to advertise on our websites and in our introductory brochures. Although we sell our VIP membership cards. Our regular customers can get free VIP membership cards once they accumulate enough points from the travel products they purchase through us. Our VIP membership cards allow the cardholders to receive discounts from many restaurants, clubs and bars in major cities in China and enjoy certain priority in obtaining our services.

          These products and services accounted for less than 4.0% of our total revenue for the nine months ended September 30, 2003. We view sales of our VIP membership cards as primarily brand-promoting rather than revenue-generating.

Transaction and Service Platform

          Our customers can reach us for their travel-related needs through either our toll-free customer service center or our bilingual websites located at www.ctrip.com and www.gotochina.com. For the nine months ended September 30, 2003, transactions executed through our customer service center and website account for approximately 70.0% and 30.0%, respectively, of our total transactions. We believe that the ratio of online transactions to our total transactions will increase as the Internet penetration rate in China grows, and more customers become accustomed to using the Internet as an effective medium for commerce.

          Customer Service Center. Our centralized toll-free customer service center is located in Shanghai, China and is operated 24 hours a day and seven days a week. Customers can call our nationwide toll free number to consult with our customer service representatives, receive comprehensive, real-time hotel and flight information and make travel bookings.

          Due to the low-cost nature of operating call centers in China, we are able to realize substantial gross profits. The average compensation of our customer service representatives was RMB2,791 (US$337) per month in October 2003, consisting of a base salary and fringe benefits of approximately RMB1,551 (US$187) plus commissions based on the number of transactions completed during the month. In October 2003, each customer service representative received approximately 2,425 calls on average. Accordingly, the average labor cost per call was approximately RMB1.15 (US$0.14) in October 2003.

          Our customer service center has 30 telephone lines, each of which is connected to eight extensions. As a result, our customer service center has the capacity to receive 240 incoming calls at once. At our technically advanced facility, we have implemented comprehensive performance measures to monitor our calls to ensure that our customers will receive quality service. We are able to take substantially all of the incoming calls with limited number of aborted calls due to unacceptably long waiting time. We have sufficient capacity to meet further increases in call volume without the need to undertake system redesign to our existing systems. Nevertheless, if we exceed this capacity, we believe we can add, within a reasonable time and at a reasonable cost, additional phone lines and computer systems to handle increasing call volumes.

          We currently employ over 500 customer service representatives, all of whom participated in a formal training program before commencing work. These representatives efficiently access our information systems on behalf of customers to review a comprehensive list of the hotels and prices in individual markets, the flights to specified destinations and the related price information, while simultaneously advising our customers and making reservations for them. Unlike some companies in the U.S. that outsource their customer service to third-party call centers, our customer service representatives are in-house travel specialists. We continually review staffing needs and train representatives to handle increased call volumes to ensure the long-term sustainability of our business.

          Internet Websites. We have a Chinese-language website located at www.ctrip.com and an English-language website located at www.gotochina.com. Our proprietary booking software is integrated with our websites, allowing a customer to complete a booking within minutes.

          Through our user-friendly Chinese language website, our customers can:

•	quickly review pricing and availability of hotels and flights;

•	book hotel accommodations and airline tickets; and

•	search and book our packaged tours.

          In addition, our customers can use our editorial content for researching destinations and travel tips. Some examples of the content on www.ctrip.com include:

•	Destination Guide. We feature extensive editorial content covering over 100 popular destinations in China and over 25 popular destinations abroad, and provide destination-related information such as local attractions, transportation, dining, lodging, entertainment, shopping and climate.

•	Customer-Generated Content. We publish articles, travelogues and pictures by our customers about specific destinations.

•	Travel News. We provide regularly updated information on fare sales, changing travel conditions and weather advisories.

•	Links to Other Websites. We offer our customers a selection of links to useful travel-related and websites.

•	Other Useful Information. Other travel-related information we provide includes train schedule, currency converter, travel tips and health tips.

          We have also created an online travel community on www.ctrip.com. Some features of our online community include:

•	Chat Rooms. Our website visitors can communicate directly with one another in our online chat rooms.

•	Bulletin Boards. Travelers looking for travel companions and advice from fellow travelers can post their questions and answers on bulletin boards.

•	Travelers’ Tips. Our website also contains travelers’ feedback on major domestic and international destinations.

          Our English-language website, www.gotochina.com, features editorial content similar to www.ctrip.com.

Marketing and Brand Awareness

          Through on-site promotions, strategic alliances, online marketing, advertising, media promotions, telemarketing and our customer reward program, we have created a strong Ctrip brand that is commonly associated in China with value travel products and services and superior customer service. We will continue to use our focused marketing strategy to further enhance our Ctrip brand and acquire new customers.

          On-Site Promotions. We have over 300 on-site promotion staff located in about 30 major cities in China. All of our on-site promotions staff have participated in a formal training program to learn how to market our products and services and promote our brand in an appropriate and effective way. Our staff distribute membership cards and introductory brochures at various locations including airports and train and bus stations. To date, our on-site promotions have proven to be an effective marketing channel for us.

          Cross-Marketing. We have entered into cross-marketing relationships with major Chinese domestic airlines including Air China, China Southern Airlines, China Eastern Airlines, Shanghai Airlines, Hainan Airlines, Shenzhen Airlines and Shandong Airlines, wireless service providers including China Mobile and China Unicom, and banks including Bank of China, China Merchant Bank, Hang Seng Bank and Bank of Communications.

          Our airline partners recommend our products and services to their mileage program members, and allow their members to accrue miles by staying at hotels booked through us. Our wireless service provider partners direct their subscribers requesting travel information to our customer service center through automatic call forwarding, or to our websites through an Internet link on their websites. In addition, our bank partners recommend our products and services to their debit or credit card holders, and we allow their debit or credit card holders to use their cards to settle their payments for travel products purchased from us.

          Online Marketing. Our Chinese language website, www.ctrip.com, is among the most accessed and used online travel website in China. We pay many of the leading Internet search engines and portals in China to prominently feature our websites.

          Advertising. We advertise in in-flight videos and magazines of several domestic airlines in China. Based on our experience, such advertising is one of the most effective advertising methods for increasing brand awareness and attracting new customers.

          Media Promotion. We cultivate relationships with a variety of media outlets, including newspapers, magazines and television. Our company and our services have been featured by such media outlets as CCTV, the Chinese Entrepreneurs and the China Travel Journal.

          Telemarketing. We have over 40 in-house telemarketing staff who call on prospective customers to introduce our products and services, and our infrequent customers to update them on our developments and encourage them to use our services more often.

          Customer Reward Program. To secure our customers’ loyalty and further promote our Ctrip brand, we provide our customers with a customer reward program. This program allows our customers to accumulate membership points calculated according to the services purchased by the customers. Our customers may then redeem these points for travel awards and other gifts.

Supplier Relationship Management

          We cultivate and maintain strong relationships with our travel suppliers. We have over 70 employees dedicated to enhancing our existing travel supply arrangements and developing relationships with prospective travel suppliers. We prominently feature some of our hotel suppliers with which we have favorable arrangements on our Chinese language websites as “specially recommended hotels.” Furthermore, we have developed an electronic confirmation system that enables participating hotel suppliers to receive our customer’s reservation information instantly and confirm such reservation through our online interface with the hotel supplier. We believe that the electronic confirmation system is a cost-effective and convenient way for hotels to interface with us, and we intend to promote the system with more hotel suppliers.

          Since our inception, we have not had any material disputes with our travel suppliers with respect to the amount of commissions to which we were entitled. We generally renew supply agreements with almost all of our travel suppliers once the initial term of such agreements expires.

Technology and Infrastructure

          We believe that the quality of our technology differentiates us from our competitors in China. Our goal has been to build a reliable, scalable, updated and secure infrastructure to fully support our customer service center and website operations.

          Since inception, we have supported substantial growth in our offline and online traffic and transactions with our present architecture. Our proprietary booking software is integrated with our websites and customer service center operations. Our hardware platform for the Internet consists of Hewlett-Packard and Dell servers. We have contracted with Avaya Inc., Hewlett-Packard Company and Dell Inc. for warranty services for our hardware platform. We maintain our database on HP DL740 G2, HP LXR8500, HP LH6000 and Dell PowerEdge 6500 and conduct daily backup functions for off-site storage. We access the Internet backbone via a 100 megabit ethernet line. Our customer service center operations are managed by an Avaya G3Si switch. We maintain all of our servers at our premises in Shanghai. As of October 31, 2003, we employed 27 technical support staff to maintain our current technology infrastructure and develop new software features to further enhance the functionality of our transaction and service platform.

Competition

          We compete primarily with other consolidators of hotel accommodations and flight reservation services, such as www.elong.com. We also compete with traditional travel agencies. We believe that the hotel room booking volume of our main competitor, www.elong.com, is significantly lower than ours. However, as the travel business in China continues to grow, we may face competition from new players in the hotel consolidation market in China and foreign travel consolidators that may enter the China market, such as expedia.com and hotels.com.

          We believe that among air-ticketing intermediaries in China, we have a unique multi-province airline ticket sales and fulfillment infrastructure. While we have local competitors in various markets, so far we have no national competitor in our air-ticketing business. In the markets where we face local competition, our competitors generally conduct ticketing transactions in person, and not over the Internet or through customer service centers. Many local air-ticketing agencies are primarily involved in the wholesale business that sell airline tickets to businesses rather than individual travelers, who are our targeted customers. However, as the airline ticket distribution business continues to grow in China, we believe that the companies already involved in the travel services industry may increase their efforts to develop their services that compete with our air-ticketing business.

Intellectual Property

          Our intellectual property rights include trademarks and domain names associated with the name “Ctrip” and copyright and other rights associated with our websites, technology platform, booking software and other aspects of our business. We regard our intellectual property as a factor contributing to our success, although we are not dependent on any patents, intellectual property related contracts or licenses other than some commercial software licenses available to the general public. We rely on trade mark and copyright law, trade secret protection, noncompetition and confidentiality agreements with our employees to protect our intellectual property rights. We require our employees to enter into agreements to keep confidential all information relating to our customers, methods, business and trade secrets during and after their employment with us. Our employees are required to acknowledge and recognize that all inventions, trade secrets, works of authorship, developments and other processes made by them during their employment are our property.

          We have registered our domain names www.ctrip.com and www.gotochina.com with www.register.com and www.opensrs.net, respectively, and the domain name www.ctrip.com.cn with China Internet Network Information Center, a domain name registration service in China, and have full legal rights over these domain names. We conduct our business under the Ctrip brand name and logo. We have registered the trademarks “Ctrip” and “ (CHINESE CHARACTER) ” with the Trade Mark Office of the People’s Republic of China State General Administration for Industry and Commerce. We have also registered the trademark “ (CHINESE CHARACTER) ” with the Registrar of Trade Marks in Hong Kong.

Employees

          As of October 31, 2003, we had 1,420 employees, including 124 in management and administration, 554 in our customer service center, 354 in sales and marketing, and 388 in product development including supplier management personnel and technical support personnel. None of our employees is represented by a labor union. We consider our relations with our employees to be good.

Facilities

          Our customer service center, principal sales, marketing and development facilities and administrative offices are located on premises comprising approximately 3,737 square meters in an industry park in Shanghai, China. We own 2,514 square meters of our premises and lease the remaining area of our premises from a company controlled by the spouse of our Chief Executive Officer, James Jianzhang Liang. We have branch offices in Hong Kong, Beijing, Guangzhou and Shenzhen. We also maintain a network of sales offices in about 30 cities in China. We believe that we will be able to obtain adequate facilities, principally through the leasing of appropriate properties, to accommodate our future expansion plans.

Legal Proceedings

          We are not a party to any litigation and are not aware of any pending or threatened litigation.

CHINESE GOVERNMENT REGULATIONS

          Current Chinese laws and regulations impose substantial restrictions on foreign ownership of the air-ticketing, travel agency, advertising and Internet content provision businesses in China. As a result, we conduct these businesses in China through contractual arrangements with our affiliated Chinese entities as well as certain independent air-ticketing agencies and travel agencies. Our director, Qi Ji, and our officers, Min Fan and Alex Nanyan Zheng, all of whom are Chinese citizens, own all or substantially of the equity in our affiliated entities.

          In the opinion of our Chinese counsel, the ownership structures, businesses and operations of our subsidiaries and affiliated entities in China comply with all existing Chinese laws, rules and regulations. In addition, no consent, approval or license other than those already obtained is required under the existing Chinese laws, rules and regulations for such ownership structures, businesses and operations or this offering.

Restrictions on Foreign Ownership

          Air-ticketing. The principal regulation governing foreign ownership of air-ticketing businesses in China is the Foreign Investment Industrial Guidance Catalogue (2002). Under this regulation, a foreign investor cannot own more than 50% of an air-ticketing agency in China.

          Travel Agency. The principal regulation governing foreign ownership of travel agencies in China is the Establishment of Foreign-controlled and Wholly Foreign-owned Travel Agencies Tentative Provisions (2003). Recently, qualified foreign investors have been permitted to establish or own a travel agency in Beijing, Shanghai, Guangzhou, Shenzhen or Xian, upon the approval of the Chinese government, subject to considerable restrictions as to its scope of business. For example, foreign travel agencies cannot arrange for the travel of persons from mainland China to Hong Kong, Macau, Taiwan or any other country. In addition, foreign travel agencies cannot establish branches.

          Advertising. The principal regulation governing foreign ownership of advertising agencies in China is the Foreign Investment Industrial Guidance Catalogue (2002). Under these regulations, foreign investors cannot own more than 49% of an advertising agency in China.

          Internet Content Providers. The principal regulations governing foreign ownership of the Internet content provision business in China include:

•	Administrative Rules for Foreign Investments in Telecommunications Enterprises (2001); and

•	Foreign Investment Industrial Guidance Catalogue (2002).

          Under these regulations, a foreign entity is prohibited from owning more than 50.0% of a Chinese entity that provides value-added telecommunications services, which includes Internet content provider services.

General Regulation of Businesses

          Air-ticketing. The air-ticketing business is subject to the supervision of CAAC and its regional branches. The principal regulation governing air-ticketing in China is the Administration on Civil Aviation Transporting Marketing Agency Business Regulations (1993).

          Under these regulations, an air-ticketing agency must obtain a permit from CAAC or its regional branch in every city in which the agency proposes to conduct the air-ticketing business. There are two types of air-ticketing permits in China: permits for selling tickets for international flights and flights to Hong Kong, Macau and Taiwan, and permits for selling tickets for domestic flights in China.

          Travel Agency. The travel industry is subject to the supervision of the China National Tourism Administration and local tourism administrations. The principal regulations governing travel agencies in China include:

•	Administration of Travel Agencies Regulations (1996), as amended; and

•	Administration of Travel Agencies Regulations Implementing Rules (2001).

          Under these regulations, a travel agency must obtain a license from the China National Tourism Administration in order to conduct the cross-border travel business, and a license from the provincial-level tourism administration in order to conduct the domestic travel agency business.

          Advertising. The State General Administration of Industry and Commerce is responsible for regulating advertising activities in China. The principal regulations governing advertising (including online advertising) in China include:

•	Advertising Law (1994); and

•	Administration of Advertising Regulations (1987).

          Under these regulations, any entity conducting advertising activities must obtain an advertising permit from the local Administration of Industry and Commerce.

          Internet Content Provision Service and Online Commerce. Our provision of travel-related content on our websites is subject to Chinese laws and regulations relating to the telecommunications industry and Internet, and regulated by various government authorities, including the Ministry of Information Industry and the State General Administration of Industry and Commerce. The principal regulations governing the telecommunications industry and Internet include:

•	Telecommunications Regulations (2000);

•	The Administrative Measures for Telecommunications Business Operating Licenses (2001); and

•	The Internet Information Services Administrative Measures (2000).

          Under these regulations, Internet content provider services are classified as value-added telecommunications businesses, and a commercial operator of such services must obtain an Internet content provision license from the appropriate telecommunications authorities in order to carry on any commercial Internet content provision operations in China.

          With respect to online commerce, there are no specific Chinese laws at the national level governing online commerce or defining online commerce activities, and no government authority has been designated to regulate online commerce. There are existing regulations governing retail business that require companies to obtain licenses in order to engage in the business. However, it is unclear whether these existing regulations will be applied to online commerce.

Regulation of Foreign Currency Exchange and Dividend Distribution

          Foreign Currency Exchange. The principal regulation governing foreign currency exchange in China is the Foreign Currency Administration Rules (1996), as amended. Under the Rules, RMB is freely convertible for trade and service-related foreign exchange transactions, but not for direct investment, loan or investment in securities outside China unless the prior approval of the State Administration for Foreign Exchange of the People’s Republic of China is obtained.

          Pursuant to the Foreign Currency Administration Rules, foreign investment enterprises in China may purchase foreign exchange without the approval of the State Administration for Foreign Exchange of the People’s Republic of China for trade and service-related foreign exchange transactions by providing commercial documents evidencing these transactions. They may also retain foreign exchange (subject to a cap approved by the State Administration for Foreign Exchange of the People’s Republic of China) to satisfy foreign exchange liabilities or to pay dividends. In addition, if and when they acquire companies in China, such acquired companies will also become foreign investment enterprises. However, the relevant Chinese government authorities may limit or eliminate the ability of foreign investment enterprises to purchase and retain foreign currencies in the future. In addition, foreign exchange transactions for direct investment, loan and investment in securities outside China are still subject to limitations and require approvals from the State Administration for Foreign Exchange of the People’s Republic of China.

          Dividend Distribution. The principal regulations governing distribution of dividends of foreign holding companies include:

•	The Foreign Investment Enterprise Law (1986), as amended; and

•	Administrative Rules under the Foreign Investment Enterprise Law (2001).

          Under these regulations, foreign investment enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, foreign investment enterprises in China are required to set aside at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds. These reserves are not distributable as cash dividends.

MANAGEMENT

Directors and Executive Officers

          The following table sets forth information regarding our directors and executive officers as of October 29, 2003.

Directors and Executive Officers	Age	Position/Title

James Jianzhang Liang	33	Co-founder; Chairman of the Board; Chief Executive Officer
Neil Nanpeng Shen	35	Co-founder; President; Chief Financial Officer; Director
Gabriel Li(1)(2)	35	Deputy Chairman of the Board
JP Gan(1)(3)	31	Director
Suyang Zhang(2)(5)	44	Director
Yufei Hu(2)(4)	33	Director
Junichi Goto(1)(6)	49	Director
Qi Ji	37	Co-founder; Director
Robert Stein(1)(2)	42	Director
Min Fan	38	Co-founder; Executive Vice President
Victor Shengli Wang	48	Vice President
Alex Nanyan Zheng	34	Vice President
Han Ding	35	Vice President
Jianmin Zhu	34	Vice President

(1)	Member of Audit Committee.
(2)	Member of Compensation Committee.
(3)	Appointed by Carlyle Asia Venture Partners I, L.P.
(4)	Appointed by S.I. Technology Venture Capital Limited.
(5)	Appointed by IDG Technology Venture Investment, Inc. and IDG Technology Venture Investments, L.P.
(6)	Appointed by China Enterprise Investments No. 11 Limited.

          James Jianzhang Liang is one of the co-founders of our company. Mr. Liang has served as Chief Executive Officer since 2000 and a member of our board of directors since our inception. He has been Chairman of our board since August 2003. Prior to founding Ctrip, Mr. Liang held a number of technical and managerial positions with Oracle Corporation from 1991 to 1999 in the U.S. and China, including the head of the ERP consulting division of Oracle China from 1997 to 1999. Mr. Liang currently serves on the board of Home Inns Beijing. Mr. Liang received his Master’s and Bachelor’s degrees from Georgia Institute of Technology. He also attended an undergraduate program at Fudan University.

          Neil Nanpeng Shen is one of the co-founders of our company. Mr. Shen has served as Chief Financial Officer since 2000 and executive director since our inception. He became President of our company in August 2003. Prior to founding Ctrip, Mr. Shen had worked for more than eight years in the investment banking industry in New York and Hong Kong. He was a director at Deutsche Bank Hong Kong where he worked from 1996 to 1999. Prior to 1996, he had worked at Chemical Bank, Lehman Brothers and Citibank in various investment banking areas. Mr. Shen is currently Deputy Chairman of Home Inns. Mr. Shen received his Master’s degree from the School of Management at Yale University and his Bachelor’s degree from Shanghai Jiao Tong University.

          Gabriel Li has served at different times on our board of directors since 2000. Mr. Li has been Deputy Chairman of our board since August 2003. Mr. Li is a managing director of Orchid Asia Management Co., LLC. Mr. Li was a managing director of The Carlyle Group from December 2002 to October 2003. Prior to rejoining The Carlyle Group, he was a managing director of Robertson Stephens Private Equity Growth in San Francisco in 2002. Prior to that, Mr. Li had worked as a director at The Carlyle Group from 2000 to 2002, a partner at Orchid Asia Holdings, LLC from 1997 to 2000 and an associate at McKinsey & Co. in Hong Kong and Los Angeles from 1994 to 1997. Mr. Li graduated summa cum laude from the University of California at Berkeley and received his Masters of Science from the Massachusetts Institute of Technology and Masters of Business Administration from the Stanford Business School.

          JP Gan has served as our director since 2002. Mr. Gan is a Vice President of The Carlyle Group responsible for venture investment activities in the Greater China region. Prior to joining The Carlyle Group in 2000, Mr. Gan worked at the investment banking division at Merrill Lynch, in Hong Kong from 1999 to 2000 and the then Price Waterhouse in the United States from 1994 to 1997. Mr. Gan obtained his Masters of Business Administration from the University of Chicago Graduate School of Business and his Bachelor of Business Administration from the University of Iowa. He is a Certified Public Accountant in the United States.

          Suyang Zhang has served as our director since December 1999. Mr. Zhang is currently a Vice President of IDG Technology Venture Investment Inc., where he has worked since 1996, and General Manager of Shanghai Pacific Technology Venture Fund Co., Ltd., where he has worked since 1994. Mr. Zhang has led his firms’ investments in a number of high-tech projects in the areas of electronics, telecommunications and software in recent years. He previously served as a division manager of Shanghai Bell, deputy director of Shanghai Telephone Equipment Manufacturing Company, and general manager of Shanghai Vantone Industrial Co. Ltd. He currently serves on the boards of several companies, including Home Inns and Baud Data Communications Co., Ltd. Mr. Zhang holds a Bachelor of Electronics Engineering from Shanghai University, an Executive Masters of Business Administration from China European International Business School.

          Yufei Hu has served as our director since 2002. Mr. Hu has been a partner at Shanghai Synergy Venture Capital Management Co., Ltd. since 1999. From 1996 to 1999, he was a manager in the investment department of S.I. Capital Ltd. Mr. Hu worked at Daqing Oilfield Administration Bureau from 1991 to 1994. Mr. Hu received his Master’s degree in Business Administration from the School of Management, Fudan University and his Bachelor’s degree from Heilongjiang University.

          Junichi Goto has served as our director since 2000 and has more than 23 years of experience in direct investment and investment banking. Mr. Goto is also the Chairman and Chief Executive Officer of Go-To-Asia Investment Limited. Between June 1999 and June 2001, he served as a Director of Softbank China Venture Investments Limited, the venture investment arm of SOFTBANK CORP., and between March 2000 and April 2001, he was the President and Executive Director of Softbank Investment International (Strategic) Company Limited, a Hong Kong listed company. Mr. Goto also served as a director of Softech Investment Management Company Limited, the fund manager of the Hong Kong Government Applied Research Fund. Prior to joining SOFTBANK CORP., Mr. Goto had been with the Nomura Group and headed various divisions in investment banking and private equities. He holds a Bachelor’s degree in economics from the University of Tokyo.

          Qi Ji is one of the co-founders of our company. He has served as our director since our inception. Mr. Ji has been the Chief Executive Officer of Home Inns since early 2002. He was the President of our Company from 1999 to early 2002. Prior to founding Ctrip, he served as Chief Executive Officer of Shanghai Sunflower High-Tech Group which he founded in 1997. He headed the East China Division of Beijing Zhonghua Yinghua Intelligence System Co., Ltd. from 1995 to 1997. He received both his Master’s and Bachelor’s degrees from Shanghai Jiao Tong University.

          Robert Stein is the Chief Executive Officer and Chairman of Adelphi Capital Partners. Prior to establishing Adelphi, Mr. Stein was the Chief Executive Officer of Deutsche Bank Group Asia Pacific. He served on Deutsche Bank’s Global Institution Board from 1999 to 2000 and the Global Wealth Management Board from 2000 to 2002. Prior to joining Deutsche Bank, Mr. Stein worked for Merrill Lynch from 1985 to 1995, including as Head of Capital Markets, Asia and member of Merrill Lynch’s Global Debt and Equity Management Committee. Currently, Mr. Stein is a member of the Singapore Government’s Economic

Review Committee as Chair of the Financial Services Working Group. Until October 2003, he was a director of the Singapore Stock Exchange. Mr. Stein holds a Bachelor’s degree in Philosophy and Biochemistry from Dartmouth College and a Master’s degree in International and Development Economics from University College, Oxford University.

          Min Fan is one of the co-founders of our company. He has served as our Executive Vice President since 2000. Mr. Fan has more than 13 years of experience in travel-related industries. From 1997 to 2000, he was the Chief Executive Officer of Shanghai Travel Service Company, a leading domestic travel agency in China. From 1990 to 1997, he served as the Deputy General Manager and in a number of other senior positions at Shanghai New Asia Hotel Management Company, which was one of the leading hotel management companies in China. Mr. Fan obtained his Master’s and Bachelor’s degrees from Shanghai Jiao Tong University. He also studied at the Lausanne Hotel Management School of Switzerland in 1995.

          Victor Shengli Wang has served as our Vice President and the General Manager of our Beijing branch since 2000. In 1997, Mr. Wang co-founded Beijing Modern Express Co. Ltd., which we acquired in October 2000. From 1991 to 1997, Mr. Wang was the head of the General Plan Division of China Lantian Industrial Company. He holds a Bachelor’s degree from Xian Electronics Science & Technology Institute.

          Alex Nanyan Zheng has served as our Vice President since 2000 and currently is also our General Manager in charge of Southern and Southwestern China operations. From 1993 to 2000, Mr. Zheng was co-founder and deputy general manager of Guangzhou Wanxun (Armitage) Computer Software Limited, a hotel management information system provider in China. Previously, Mr. Zheng worked at the computer center of Guangdong Provincial Economic and Trade Commission. He obtained his Bachelor’s degree from Zhongshan University in China.

          Han Ding has served as our Vice President in charge of our air-ticketing business since March 2002. Prior to joining us, Mr. Ding was chief executive officer of Beijing Hai’an Air-ticketing Service Company, Ltd. which he founded in 1995. Previously, he was secretary and director of the Hai’an Industry Group of Companies. Mr. Ding obtained his Master’s degree in Business Administration from the Huazhong University of Science and Technology in China and his Bachelor’s degree from Anhui Institute of Finance and Trade in China.

          Jianmin Zhu has served as our Vice President and Head of Business Operations since 2003. Prior to joining us, he worked with several software and system integration companies, including Compaq and RPTI International Ltd. He was a senior consultant at Compaq from 1999 to 2000 and technical director of RPTI International Ltd. from 1995 to 1998. Mr. Zhu received his Bachelor’s degree from Shanghai Jiao Tong University.

Board of Directors

          Our board of directors currently consists of nine directors. Currently, our preferred shareholders have the right to appoint five non-independent directors (as indicated in the table above). The founding shareholders have the right to elect the remaining non-independent directors. Our articles of association allow for two independent directors to be appointed to our board by the holders of a majority of our outstanding ordinary shares on an as converted basis.

Committees of the Board of Directors

          Audit Committee. Our audit committee reports to the board regarding the appointment of our independent public accountants, the scope and results of our annual audits, compliance with our accounting and financial policies and management’s procedures and policies relatively to the adequacy of our internal accounting controls.

          Compensation Committee. Our compensation committee reviews and makes recommendations to the board regarding our compensation policies and all forms of compensation to be provided to our executive officers and directors. In addition, the compensation committee reviews bonus and stock compensation arrangements for all of our other employees.

          We intend to comply with the requirements of the Sarbanes-Oxley Act of 2002 and Nasdaq’s recently proposed corporate governance rules with respect to audit committees and independent directors on or prior to the closing of this offering. We are considering amending the charters of the committees of our board of directors to comply with the Sarbanes-Oxley Act and Nasdaq requirements.

Duties of Directors

          Under Cayman Islands law, our directors have a statutory duty of loyalty to act honestly in good faith with a view to our best interests. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association. A shareholder has the right to seek damages if a duty owed by our directors is breached.

Terms of Directors and Officers

          All directors hold office until their successors have been duly elected and qualified. A director may only be removed by the shareholders who nominated and elected such director. Officers are elected by and serve at the discretion of the board of directors.

          Prior to the closing of this offering, we intend to amend our articles of association to contain provisions that may discourage transactions involving an actual or potential change of control of our company, including dividing our board of directors into three classes, each having a term of three years, with the term of one class expiring each year. This provision would delay the replacement of a majority of our directors and would make changes to the board of directors more difficult than if such provision was not in place.

Compensation of Directors and Executive Officers

          For the year ended December 31, 2002, the aggregate cash compensation to our current senior executive officers, James Jianzhang Liang, Neil Nanpeng Shen and Min Fan, was approximately US$402,262, and we did not pay any cash compensation to our non-executive directors. We did not grant any options to acquire our ordinary shares to our directors and executives officers in 2002.

          We have not paid any cash compensation to our non-executive directors in 2003. For the nine months ended September 30, 2003, the aggregate cash compensation to our senior executive officers named above was approximately RMB2,350,000 (US$283,916). We granted options to acquire an aggregate of 470,000 ordinary shares to our executive officers as a group over the same period, but did not grant any options to our non-executive directors for the nine months ended September 30, 2003.

Employee’s Stock Option Plans

          Our board of directors has adopted two stock option plans, namely, the 2003 Employee’s Option Plan, or the 2003 Plan, and 2000 Employee’s Stock Option Plan, or the 2000 Plan. The terms of the 2003 Plan and the 2000 Plan are substantially similar. The purpose of the Plans is to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to employees, directors and consultants and to promote the success of our business. Our board of directors believes that our company’s long term success is dependent upon our ability to attract and retain superior individuals who, by virtue of their ability and qualifications, make important contributions to our business.

          We have granted options to purchase an aggregate of 1,535,760 of our ordinary shares under the 2000 Plan to our employees. We will not issue any additional options under the 2000 Plan to our employees. The following table summarizes, as of November 11, 2003, the option grants made under our 2000 Plan to several of our current senior executive officers named below and Qi Ji, a former senior executive officer, and to our other employees as a group since our board of directors adopted the 2000 Plan.

	Ordinary Shares
	Underlying Options			Date of
	Granted	Exercise Price	Date of Grant	Expiration

		(US$/Share)
James Jianzhang Liang	144,000	0.7716	April 15, 2000	April 15, 2005
Neil Nanpeng Shen	144,000	0.7716	April 15, 2000	April 15, 2005
Min Fan	172,800	0.7716	April 15, 2000	April 15, 2005
Qi Ji	129,600	0.7716	April 15, 2000	April 15, 2005
Other employees as a group	945,360	0.7716	April 15, 2000 to January 1, 2003	April 15, 2005 to January 1, 2010
Total	1,535,760

          We have reserved an aggregate of 1,187,510 of our ordinary shares for issuance under the 2003 Plan, of which 985,640 have been granted. The following table summarizes, as of November 11, 2003, the option grants made under our 2003 Plan to several of our directors and senior executive officers named below, and to our other employees since our board of directors adopted the 2003 Plan. The value of the options granted in October 2003, based on the midpoint of the filing range set forth on the front cover of this prospectus, is US$                    .

	Ordinary Shares
	Underlying Options			Date of
	Granted	Exercise Price	Date of Grant	Expiration

		(US$/Share)
James Jianzhang Liang	230,000	2.11	April 15, 2003	April 15, 2008
Neil Nanpeng Shen	120,000	2.11	April 15, 2003	April 15, 2008
Min Fan	120,000	2.11	April 15, 2003	April 15, 2008
Gabriel Li	30,000	6.00	October 27, 2003	October 27, 2008
Robert Stein	30,000	6.00	October 27, 2003	October 27, 2008
Other employees	241,660	2.11	April 15, 2003	April 15, 2008
	50,000	5.00	October 3, 2003	October 3, 2008
	20,000	6.00	October 27, 2003	October 27, 2008
	143,980	80% of the midpoint of the filing range	October 30, 2003	October 30, 2008
Total	985,640

          Termination of Options. Where the option agreement permits the exercise or purchase of the options granted for a certain period of time following the recipient’s termination of service with us, or the recipient’s disability or death, the options will terminate to the extent not exercised or purchased on the last day of the specified period or the last day of the original term of the options, whichever occurs first.

          Administration. Our stock option plans are administered by our board of directors or a committee designated by our board of directors constituted to comply with applicable laws. In each case, our board of directors or the committee it designates will determine the provisions, terms and conditions of each option grant, including, but not limited to, the option vesting schedule, repurchase provisions, rights of first refusal, forfeiture provisions, form of payment upon settlement of the award, payment contingencies and satisfaction of any performance criteria.

          Vesting Schedule. One-third of the options granted under our stock option plans vest 12 months after a specified vesting commencement date; an additional one-third vest 24 months after the specified commencement date and the remaining one-third vest 36 months after the specified commencement date, subject to the optionee continuing to be a service provider on each of such dates.

          Option Agreement. Options granted under our stock option plans are evidenced by an option agreement that contains, among other things, provisions concerning exercisability and forfeiture upon termination of employment or consulting arrangement (by reason of death, disability or otherwise), as determined by our board. In addition, the option agreement also provides that options granted under each Plan are subject to a 180-day lock-up period following the effective date of a registration statement filed by us under the Securities Act, if so requested by us or any representative of the underwriters in connection with any registration of the offering of any of our securities.

          Transfer Restrictions. Incentive stock options for the ordinary shares to be issued upon exercise of and right to purchase ordinary shares may not be transferred in any manner by the optionee other than by will or the laws of succession and are exercisable during the lifetime of the optionee only by the optionee.

          Option Exercise. The term of options granted under the 2000 Plan may not exceed ten years from the date of grant. The term of options granted under the 2003 Plan may not exceed five years from the date of grant. The consideration to be paid for our ordinary shares upon exercise of an option or purchase of shares underlying the option will be determined by the stock option plan administrator and may include cash, check, ordinary shares, a promissory note, consideration received by us under a cashless exercise program implemented by us in connection with our stock option plans, or any combination of the foregoing methods of payment.

          Third-Party Acquisition. If a third party acquires us through the purchase of all or substantially all of our assets, a merger or other business combination, all outstanding options or share purchase rights will be assumed or equivalent options or rights substituted by the successor corporation or parent or subsidiary of successor corporation. In the event that the successor corporation refuses to assume or substitute for the options or share purchase rights, all options or share purchase rights will become fully vested and exercisable immediately prior to such transaction and all unexercised awards will terminate unless, in either case, the awards are assumed by the successor corporation or its parent.

          Termination of Plans. Unless terminated earlier, the 2003 Plan will terminate automatically in 2008 and the 2000 Plan will terminate automatically in 2010. Our board of directors has the authority to amend or terminate our stock option plans subject to shareholder approval to the extent necessary to comply with applicable law. However, no such action may (i) impair the rights of any optionee unless agreed by the optionee and the stock option plan administrator, or (ii) affect the stock option plan administrator’s ability to exercise the powers granted to it under our stock option plans.

PRINCIPAL AND SELLING SHAREHOLDERS

          Every shareholder of the company intends to be a selling shareholder in this offering. The number of shares to be sold by each shareholder is determined based on such shareholder’s pro rata ownership interest in our company.

          The following table sets forth information with respect to the beneficial ownership of our ordinary shares, on a fully diluted basis assuming conversion of all of our preferred shares and taking into account the aggregate number of ordinary shares underlying our outstanding options, as of September 30, 2003, by:

(1) each of our directors and executive officers;

(2) each person known to us to own beneficially more than 5.0% of our ordinary shares; and

(3) each other selling shareholder.

	Ordinary Shares			Shares Beneficially
	Beneficially Owned		Shares Being Sold in	Owned After This
	Prior to This Offering		This Offering	Offering

Name	Number(1)	%(2)	Number %	Number(1)%

Directors and Executive Officers:
Neil Nanpeng Shen(3)	2,854,924	10.62%
James Jianzhang Liang(4)	2,317,238	8.62
Qi Ji(5)	2,072,838	7.71
Victor Shengli Wang(6)	745,907	2.77
Min Fan(7)	706,057	2.63
Gabriel Li(8)	34,104	0.13
All directors and executive officers as a group of 6 persons(9)	8,701,068	32.48
Principal Shareholders:
Carlyle Offshore Partners II, Limited(10)	6,981,267	25.97
Tiger Technology Private Investment Partners, L.P.(11)	2,180,755	8.11
IDG Technology Venture Investment, Inc.(12)	1,989,110	7.39
S.I. Technology Venture Capital Limited(13)	1,571,958	5.85
Other Selling Shareholders:
China Enterprise Investments No. 11 Limited(14)	1,312,506	4.88
Orchid Asia II, L.P.(15)	1,091,330	4.06
Ecity Investment Limited(16)	875,004	3.26
Softbank Asia Net-Trans (No. 4) Limited(17)	872,659	3.25
Jing Dong Li(18)	128,435	0.48
Xiao Tan(19)	56,191	0.21
Ze Sheng Wang(20)	24,082	0.09
Openventure Company Limited(21)	17,452	0.06
Xi Yuan Fang(22)	16,055	0.06
Yu Sun(23)	16,055	0.06

	Ordinary Shares			Shares Beneficially
	Beneficially Owned		Shares Being Sold in	Owned After This
	Prior to This Offering		This Offering	Offering

Name	Number(1)	%(2)	Number %	Number(1)%

JFI II, L.P.(24)	3,979	0.01
Jed Dempsey(25)	3,979	0.01
Eric Li(26)	2,273	0.01%
Jim Watson(27)	1,136	—

(1)	Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to the securities.

(2)	The number of ordinary shares outstanding used in calculating the percentage for each listed person includes the ordinary shares of underlying options held by such persons. Percentage of beneficial ownership is based on 26,878,317 ordinary shares outstanding as of September 30, 2003 on a fully diluted basis, including 1,535,760 options granted under the 2000 Plan and 711,660 options granted under the 2003 Plan.

(3)	Includes 2,590,924 ordinary shares held by Mr. Shen and 264,000 ordinary shares issuable upon exercise of options held by Mr. Shen. The address for Mr. Shen is Unit 2001, The Centrium, 60 Wyndham St., Central, Hong Kong.

(4)	Includes 1,943,238 ordinary shares held by Mr. Liang and 374,000 ordinary shares issuable upon exercise of options held by Mr. Liang. The address for Mr. Liang is 3rd Floor, Block 63, No. 421 Hong Cao Road, Shanghai, PRC.

(5)	Includes 1,943,238 ordinary shares held by Mr. Ji and 129,600 ordinary shares issuable upon exercise of options held by Mr. Ji. The address for Mr. Ji is 3rd Floor, Block 63, No. 421 Hong Cao Road, Shanghai, PRC.

(6)	Includes 561,907 ordinary shares held by Mr. Wang and 184,000 ordinary shares issuable upon exercise of options held by Mr. Wang. The address for Mr. Wang is 6F-G, Block A, Dong Huan Plaza Office Building, No. 9, Dong Zhong Road, Beijing, PRC.

(7)	Includes 413,257 ordinary shares held by Mr. Fan and 292,800 ordinary shares issuable upon exercise of options held by Mr. Fan. The address for Mr. Fan is 3rd Floor, Block 63, No. 421 Hong Cao Road, Shanghai, PRC.

(8)	Includes 26,250 ordinary shares issuable upon conversion of Series A preferred shares and 7,854 ordinary shares issuable upon conversion of Series B preferred shares held by Mr. Li. The address for Mr. Li is 2206 20th Ave., San Francisco, CA 94116.

(9)	Shares owned by all of our directors and executive officers as a group include shares beneficially owned by James Jianzhang Liang, Neil Nanpeng Shen, Min Fan, Qi Ji, Gabriel Li and Victor Shengli Wang. Shares beneficially owned by our directors and executive officers prior to this offering includes additional options to acquire 590,400 ordinary shares. Shares beneficially owned by all of our directors and executive officers after this offering includes options to acquire ordinary shares that are exercisable within 60 days of , 200 , including options to acquire ordinary shares that will become exercisable upon completion of this offering.

(10)	Includes 6,581,682 ordinary shares issuable upon conversion of Series B preferred shares held by Carlyle Asia Venture Partners I, L.P., or Asia Ventures, and 399,585 ordinary shares issuable upon conversion of Series B preferred shares held by CIPA Co-Investment, L.P., or CIPA. Asia Ventures and CIPA are investment partnerships. The general partner of each of Asia Ventures and CIPA is CIPA General Partner, L.P. The general partner of CIPA General Partner, L.P., is CIPA Ltd., a Cayman Islands limited company which is wholly-owned by TC Group Cayman, L.P. The general partner of TC Group Cayman, L.P. is TCG Holdings Cayman, L.P. The general partner of TCG Holdings Cayman, L.P. is Carlyle Offshore Partners II, Limited a Cayman Islands limited company. Carlyle Offshore Partners II, Limited, has ultimate voting and dispositive control over the shares held by Asia Ventures and CIPA through its control of TCG Holdings Cayman, L.P. The address for Carlyle Asia Venture Partners I, L.P. and CIPA is Suite 2801, 28th Floor, 2 Pacific Place, 88 Queensway, Hong Kong.

(11)	Includes 2,173,122 ordinary shares issuable upon conversion of Series C preferred shares held by Tiger Technology Private Investment Partners, L.P. and 7,633 ordinary shares issuable upon conversion of Series C preferred shares held by Tiger Technology II, L.P. Tiger Technology PIP Performance, L.L.C., or Tiger PIP, is the sole general partner of Tiger Technology Private Investment Partners, L.P. Charles P. Coleman III, a citizen of the United States of America, is the sole managing member of Tiger PIP. Tiger Technology Performance, L.L.C., or Tiger Performance, is the sole general partner of Tiger Technology II, L.P. Charles P. Coleman III is the sole managing member of Tiger Performance. The address for Tiger Technology Private Investment Partners, L.P. and Tiger Technology II, L.P. is 101 Park Avenue, 48th Floor, New York 10178, U.S.A.

(12)	Includes (a) 984,380 ordinary shares; (b) 437,502 ordinary shares issuable upon conversion of Series A preferred shares held by IDG Technology Venture Investment, Inc.; and (c) 567,228 ordinary shares issuable upon conversion of Series B preferred shares held by IDG Technology Venture Investments, L.P. IDG Technology Venture Investment, Inc. is wholly owned by International Data Group, Inc., a Massachusetts corporation, which in turn is majority owned and controlled by Patrick J. McGovern, the chairman and founder of International Data Group, Inc. The address for IDG Technology Venture Investment, Inc. is 15th Floor, One Exeter Plaza, Boston, MA 02116, USA.

(13)	Includes 437,502 ordinary shares issuable upon conversion of Series A preferred shares and 1,134,456 ordinary shares issuable upon conversion of Series B preferred shares held by S.I. Technology Venture Capital Limited. The address for S.I. Technology Venture Capital Limited is P.O. Box 957, Offshore Incorporation Centre, Road Town, Tortola, British Virgin Islands.

(14)	Includes 1,312,506 ordinary shares issuable upon conversion of Series A Preferred Shares held by China Enterprise Investments No. 11 Limited. The address for China Enterprise Investments No. 11 Limited is Unit 1902B, 60 Wyndham Street, Central, Hong Kong.

(15)	Includes 840,004 ordinary shares issuable upon conversion of Series A preferred shares and 251,326 ordinary shares issuable upon conversion of Series B preferred shares. Orchid Asia II, L.P. is indirectly controlled by its president and managing member, Peter M. Joost. The address for Orchid Asia II, L.P. is Suite 5180, 555 California Street, San Francisco, CA 94104-1716, U.S.A.

(16)	Includes 875,004 ordinary shares issuable upon conversion of Series A preferred shares. The address for Ecity Investment Limited is 2nd Floor, Le Prince de Galles, 3-5 Avenue des Citronniers, MC 98000 Monaco.

(17)	Includes 872,659 ordinary shares issuable upon conversion of Series B preferred shares. The address for Softbank Asia Net-Trans (No. 4) Limited is 5th Floor, SBI Center, 56 Des Voeux Road, Central, Hong Kong.

(18)	Includes 128,435 ordinary shares. The address for Jing Dong Li is 6F-G, Block A, Dong Huan Plaza Office Building, No. 9, Dong Zhong Road, Beijing, PRC.

(19)	Includes 56,191 ordinary shares. The address for Xiao Tan is 6F-G, Block A, Dong Huan Plaza Office Building, No. 9, Dong Zhong Road, Beijing, PRC.

(20)	Includes 24,082 ordinary shares. The address for Ze Sheng Wang Li is 6F-G, Block A, Dong Huan Plaza Office Building, No. 9, Dong Zhong Road, Beijing, PRC.

(21)	Includes 17,452 ordinary shares issuable upon conversion of Series B preferred shares. Openventure Company Limited is 100% owned by its managing director, Louise Leung. The address for Openventure Company Limited is 4B, 11 Boyce Road, Hong Kong.

(22)	Includes 16,055 ordinary shares. The address for Xi Yuan Fang is 6F-G, Block A, Dong Huan Plaza Office Building, No. 9, Dong Zhong Road, Beijing, PRC.

(23)	Includes 16,055 ordinary shares. The address for Yu Sun is 6F-G, Block A, Dong Huan Plaza Office Building, No. 9, Dong Zhong Road, Beijing, PRC.

(24)	Includes 3,063 ordinary shares issuable upon conversion of Series A preferred shares and 611 ordinary shares issuable upon conversion of Series B preferred shares. JFI II, L.P. is 100% owned by Peter M. Joost. The address for JFI II, L.P. is Suite 5180, 555 California Street, San Francisco, CA 94104-1716, U.S.A.

(25)	Includes 3,063 ordinary shares issuable upon conversion of Series A preferred shares and 611 ordinary shares issuable upon conversion of Series B preferred shares. The address for Jed Dempsey is Suite 5180, 555 California Street, San Francisco, CA 94104-1716, U.S.A.

(26)	Includes 1,750 ordinary shares issuable upon conversion of Series A preferred shares and 349 ordinary shares issuable upon conversion of Series B preferred shares. The address for Eric Li is Suite 5180, 555 California Street, San Francisco, CA 94104-1716, U.S.A.

(27)	Includes ordinary shares issuable upon conversion of 875 Series A preferred shares and 174 ordinary shares issuable upon conversion of Series B preferred shares. The address for Jim Watson is Suite 5180, 555 California Street, San Francisco, CA 94104-1716, U.S.A.

          Prior to the issuance of our Series B preferred shares in November 2000, Neil Nanpeng Shen, James Jianzhang Liang, Qi Ji, IDG Technology Venture Investments, L.P., and S.I. Technology Venture Capital Limited, owned 21.93%, 16.45%, 16.45%, 12.04% and 3.70%, respectively, of the outstanding shares of our company. Their ownership interests were reduced to 11.97%, 8.98%, 8.98%, 9.19% and 7.26%, respectively, after the issuance of Series B preferred shares, as Carlyle Asia Venture Partners I, L.P. acquired an ownership interest of 32.25%. The ownership interests of Neil Nanpeng Shen, James Jianzhang Liang, Qi Ji, Carlyle Asia Venture Partners I, L.P., S.I. Technology Venture Capital Limited and IDG Technology Venture Investments, L.P. were reduced to 10.52%, 7.89%, 7.89%, 28.34%, 6.38% and 8.08%, respectively, after the issuance of our Series C preferred shares to Tiger Technology Private Investment Partners, L.P. and its affiliate, who together acquired an ownership interest of 8.85%, and partial redemption of our outstanding shares in September 2003. All of the calculations in this paragraph exclude shares underlying outstanding options.

          As of the date of this prospectus, approximately 11.3%, 33.3%, 8.4% and 100% of our outstanding ordinary shares, Series A preferred shares, Series B preferred shares and Series C preferred shares, respectively, are held by one, seven, seven and two record holders in the United States, respectively.

          Our shareholders are entitled to vote together as a single class on all matters submitted to shareholders vote. No shareholder has different voting rights from other shareholders.

          Two of our selling shareholders, namely, Carlyle Asia Venture Partners I, L.P. and CIPA Co-Investment, L.P., have represented to us that they are affiliated with a registered broker-dealer. Based on such shareholders’ representations, we believe that at the time of the purchase of the shares to be offered by them in this offering, each such shareholder had no agreements or understandings, directly or indirectly, with any person to distribute them. Before Carlyle Asia Venture and CIPA Co-Investment purchased our Series B preferred shares in November 2000, they were not affiliated or otherwise related to us. Neither Carlyle Asia Venture nor CIPA Co-Investment is in the business of underwriting securities.

          We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

RELATED PARTY TRANSACTIONS

Arrangements with Affiliated Chinese Entities

          Current Chinese laws and regulations impose substantial restrictions on foreign ownership of the air-ticketing, travel agency, advertising and Internet content provision businesses in China. Therefore, we conduct part of our operations in our non-hotel reservation businesses through a series of agreements with our affiliated Chinese entities, which hold the licenses and approvals for conducting the air-ticketing, travel agency, advertising and Internet content provision businesses in China. We do not hold any ownership interest in our affiliated Chinese entities. Qi Ji, who is a co-founder, shareholder and director of our company, Min Fan, who is a co-founder, shareholder and executive vice president of our company, and Alex Nanyan Zheng, who is an officer, are the principal owners of most of the equity in each of our affiliated Chinese entities. Qi Ji and Min Fan own 80% and 20%, respectively, of Beijing Chenhao. Qi Ji and Min Fan own 51% and 49%, respectively, of Ctrip Commerce, which owns 90% of Shanghai Huacheng. Min Fan and Alex Nanyan Zheng own 90% and 10%, respectively, of Guangzhou Guangcheng. Min Fan owns 66% of Shanghai Cuiming.

          We believe that the terms of these agreements are no less favorable than the terms that we could obtain from disinterested third parties. The terms of the agreements with the same title between the company and its respective affiliated entities are identical except for the amount of the loans to the shareholders of each entity and the amount of service fees paid by each entity. We believe that Qi Ji, Min Fan and Alex Nanyan Zheng will not receive any personal benefits from these agreements except as shareholders of Ctrip. According to our Chinese counsel, these agreements are valid, binding and enforceable under the current laws and regulations of China. The principal terms of these agreements are described below.

          Powers of Attorney. Each of Qi Ji, Min Fan and Alex Nanyan Zheng has irrevocably appointed our President and Chief Financial Officer, Neil Nanpeng Shen, as attorney-in-fact to vote on their behalf on all matters they are entitled to vote on, including matters relating to the transfer of any or all of their respective equity interests in our affiliated Chinese entities and the appointment of the chief executive officer of our affiliated Chinese entities. The appointment of Mr. Shen as the attorney-in-fact will terminate if he is no longer employed by one of our subsidiaries in China. The term of each of the powers of attorney is ten years.

          Exclusive Technical Consulting and Services Agreements. We provide our affiliated Chinese entities with technical consulting and related services and staff training and information services. We also maintain their network platforms. We are the exclusive provider of these services. The initial term of these agreements is ten years. In consideration for our services, our affiliated entities agree to pay our service fees as follows: Ctrip Commerce pays us a quarterly fee of RMB240,000 (US$28,996); Beijing Chenhao pays us a monthly fee based on the number of airline tickets sold in the month, at the rate of RMB18.0 (US$2.2) per ticket; Shanghai Huacheng pays us a monthly fee based on the number of packaged-tour products and the number of airline tickets sold in the month, at the rates of RMB60.0 (US$7.3) per tour and RMB20.0 (US$2.4) per ticket; Guangzhou Guangcheng pays us a monthly fee based on the number of airline tickets sold in the month, at the rate of RMB18.0 (US$2.2) per ticket; and Shanghai Cuiming pays us a monthly service fee based on the number of packaged-tour products sold in the month, at the rate of RMB60.0 (US$7.3) per tour. The service fees are subject to quarterly adjustment based on the actual operating results of our affiliated entities.

          Share Pledge Agreements. Qi Ji, Min Fan and Alex Nanyan Zheng pledge their respective equity interests in our affiliated Chinese entities as a guarantee for the payment by our affiliated Chinese entities of technical and consulting services fees to us under the exclusive technical consulting and services agreements described above. In the event any of our affiliated entity breaches any of its obligations under the service agreement with us, we are entitled to sell the equity interests held by Qi Ji, Min Fan and/or Alex Nanyan Zheng, as the case may be, and retain the proceeds from such sale or require any of them to transfer his equity interest without consideration to the Chinese citizen(s) designated by us. We will endeavor to enforce our rights in full under the share pledge agreement in the event that any affiliated entity breaches its obligations under the exclusive technical consulting and services agreement with us.

          Trademark License Agreements. We grant our affiliated Chinese entities licenses to use our registered trademarks on their websites for a license fee of RMB3,000 (US$362) per year. The terms of these agreements are ten years and may be extended by us for one year.

          Software License Agreements. We grant our affiliated Chinese entities the right to use our software for a royalty fee of RMB3,000 (US$362) per year. The terms of these agreements are one year and may be extended by us for one year.

          Loan Agreements. Due to government restrictions on foreign ownership of air-ticketing, travel agencies, Internet content provision and advertising businesses in China, we have made loans to Qi Ji, Min Fan and Alex Nanyan Zheng, with the sole and exclusive purpose of providing funds necessary for the capitalization or acquisition of our affiliated entities. As soon as the Chinese government lifts its substantial restrictions on foreign ownership of the air-ticketing, travel agency, advertising or Internet content provision business in China, as applicable, we will exercise our exclusive option to purchase all of the outstanding equity interests of our affiliated Chinese entities, as described in the following paragraph, and the loans will be cancelled in connection with such purchase. The following table sets forth the amount of each loan, the date the loan agreement was entered into, the principal, interest, maturity date and outstanding balance of the loan, the borrower and the affiliated Chinese entity.

		Affiliated
Date of Loan Agreement	Borrower	Entity	Principal		Interest	Maturity Date	Outstanding Balance

			(in thousands	(in thousands			(in thousands	(in thousands
			of RMB)	of US$)			of RMB)	of US$)
September 10, 2003	Min Fan	Beijing Chenhao	387.4	46.8	None	September 10, 2013	387.4	46.8
September 10, 2003	Qi Ji	Beijing Chenhao	1,549.5	187.2	None	September 10, 2013	1,549.5	187.2
September 10, 2003	Min Fan	Ctrip Commerce	980.0	118.4	None	September 10, 2013	980.0	118.4
September 10, 2003	Qi Ji	Ctrip Commerce	1,020.0	123.2	None	September 10, 2013	1,020.0	123.2
September 10, 2003	Alex Nanyan Zheng	Guangzhou Guangcheng	50.0	6.0	None	September 10, 2013	50.0	6.0
September 10, 2003	Min Fan	Guangzhou Guangcheng	450.0	54.4	None	September 10, 2013	450.0	54.4
October 30, 2003	Min Fan	Shanghai Cuiming	4,290.0	518.3	None	October 30, 2013	4,290.0	518.3

          Exclusive Option Agreements. As consideration for our entering into the loan agreements described above, each of Qi Ji, Min Fan and Alex Nanyan Zheng has granted us an exclusive, irrevocable option to purchase all of their equity interests in our affiliated Chinese entities at any time we desire, subject to compliance with the applicable Chinese laws and regulations. If we exercise these options, we will cancel the outstanding loans we extended to Qi Ji, Min Fan and Alex Nanyan Zheng to fund our affiliated Chinese entities.

          Operating Agreements. We guarantee the performance by our affiliated Chinese entities of contracts, agreements or transactions with third parties relating to the business operations of our affiliated Chinese entities. As consideration for our entering into these performance guarantees, our affiliated Chinese entities pledge their accounts receivable and all of their assets for our benefit. In addition, our affiliated Chinese entities and their shareholders agree not to enter into any transaction that would affect the assets, obligations, rights or operations of our affiliated Chinese entities without our prior written consent. They also agree to accept our guidance with respect to day-to-day operations, financial management systems and the appointment and dismissal of key employees.

          All of the agreements described above were entered into in September 2003. Prior to September 2003, we had services agreements with Beijing Chenhao, Shanghai Huacheng and Ctrip Commerce, whereby we rendered consulting, technology, administrative, marketing and other services to them, and issued invoices to them on a monthly basis based on the amount of service fees determined at our sole discretion. These service agreements have been terminated and replaced with the currently effective exclusive technical consulting and services agreements.

Stock Option Grants

          We have granted options to purchase an aggregate of 1,535,760 of our ordinary shares under the 2000 Plan, all of which were granted to employees. We will not issue any additional options under the 2000 Plan to our employees. The following table summarizes, as of November 11, 2003, the option grants made under our 2000 Plan to several of our current senior executive officers named below and Qi Ji, a former executive officer, and to our other employees as a group since our board of directors adopted the 2000 Plan.

	Ordinary Shares
	Underlying Options			Date of
	Granted	Exercise Price	Date of Grant	Expiration

		(US$/Share)
James Jianzhang Liang	144,000	0.7716	April 15, 2000	April 15, 2005
Neil Nanpeng Shen	144,000	0.7716	April 15, 2000	April 15, 2005
Min Fan	172,800	0.7716	April 15, 2000	April 15, 2005
Qi Ji	129,600	0.7716	April 15, 2000	April 15, 2005
Other employees as a group	945,360	0.7716	April 15, 2000 to January 1, 2003	April 15, 2005 to January 1, 2010
Total	1,535,760

          We have reserved an aggregate of 1,187,510 of our ordinary shares for issuance under the 2003 Plan, of which 985,640 have been granted. The following table summarizes, as of November 11, 2003, the option grants made under our 2003 Plan to several of our directors and senior executive officers named below, and to our other employees since our board of directors adopted the 2003 Plan. The value of the options granted in October 2003, based on the midpoint of the filing range set forth on the front cover of this prospectus, is US$                    .

	Ordinary Shares
	Underlying Options			Date of
	Granted	Exercise Price	Date of Grant	Expiration

		(US$/Share)
James Jianzhang Liang	230,000	2.11	April 15, 2003	April 15, 2008
Neil Nanpeng Shen	120,000	2.11	April 15, 2003	April 15, 2008
Min Fan	120,000	2.11	April 15, 2003	April 15, 2008
Gabriel Li	30,000	6.00	October 27, 2003	October 27, 2008
Robert Stein	30,000	6.00	October 27, 2003	October 27, 2008
Other employees	241,660	2.11	April 15, 2003	April 15, 2008
	50,000	5.00	October 3, 2003	October 3, 2008
	20,000	6.00	October 27, 2003	October 27, 2008
	143,980	80% of the midpoint of the filing range	October 30, 2003	October 30, 2008
Total	985,640

Private Placements

          In March 2000, we sold a total of 4,320,000 shares of Series A preferred shares in a private placement at a price of US$1.0417 per share, including 921,600 shares to Orchid Asia II, L.P., 1,440,000 shares to China Enterprise Investments No. 11 Limited (formerly known as Softbank China Venture Investments

No. 11 Limited), 960,000 shares to Ecity Investment Limited, 480,000 IDG Technology Venture Investment, Inc. (formerly known as PTV-China Inc.), 480,000 shares to S.I. Technology Venture Capital Limited and certain individual shareholders. The holders of Series A preferred shares are entitled to vote on an “as converted” basis together with the holders of our ordinary shares. Each Series A preferred share will automatically convert into one ordinary share upon the closing of this offering. Except for IDG Technology Venture, which was also a holder of our ordinary shares, each of the purchasers of our Series A preferred shares was an unrelated third party prior to the issuance and sale of our Series A preferred shares. The value of the Series A preferred shares was determined based on arm’s-length negotiations between us and the purchasers and approved by our board of directors. The purpose of the issuance of our Series A preferred shares was to fund our working capital.

          In November 2000, we sold a total of 7,193,464 shares of Series B preferred shares in a private placement at a price of US$1.5667 per share, including 5,106,274 shares to Carlyle Asia Venture Partners I, L.P., 638,285 shares to Softbank Asia Net-Trans (No. 4) Limited, 414,885 shares to IDG Technology Venture Investments, L.P., 829,770 shares to S.I. Technology Venture Capital Limited, 12,765 shares to Openventure Company Limited, 183,826 shares to Orchid Asia II, L.P. and certain individuals. Holders of the Series B preferred shares are entitled to vote on an “as converted” basis together with holders of our ordinary shares and have the right to convert their Series B preferred shares into ordinary shares at a 1 to 1.5 conversion ratio. Each Series B preferred share will automatically convert into 1.5 ordinary shares upon the closing of this offering. Each of the purchasers of our Series B preferred shares, except for those who also held our ordinary shares and Series A preferred shares, was an unrelated third party prior to the issuance and sale of our Series B preferred shares. The value of the Series B preferred shares was determined based on arm’s-length negotiations between us and the purchasers and approved by our board of directors. The purpose of the issuance of our Series B preferred shares was to fund our working capital.

          In September 2003, we sold 2,180,755 shares of Series C preferred shares in a private placement at a price of US$4.5856 per share to Tiger Technology Private Investment Partners, L.P. and Tiger Technology II, L.P. A holder of Series C preferred shares is entitled to vote on an “as converted” basis together with holders of our ordinary shares and has the right to convert shares of Series C preferred share into ordinary shares at a 1 to 1 conversion ratio. Each Series C preferred share will automatically convert into one ordinary share upon the closing of this offering. Each of the purchasers of our Series C preferred shares was an unrelated third party prior to the issuance and sale of our Series C preferred shares. The value of the Series C preferred shares was determined based on arm’s-length negotiations between us and the purchasers and approved by our board of directors.

          The purposes of the issuance and sale of our Series C preferred shares were to introduce new and well-known investors to facilitate our potential future fund raising efforts and reward our existing shareholders. Immediately after the closing of the sale of our Series C preferred shares, we used the proceeds from such sale to redeem some of our outstanding shares, including 842,936, 382,481 and 636,889 shares of ordinary shares, Series A preferred shares and Series B preferred shares, respectively, at redemption prices of US$4.5283, US$4.5283 and US$6.7924 per share, respectively, after taking into consideration the legal and professional service expenses incurred in connection with the issuance of Series C preferred shares. Each of our then existing shareholders, including our affiliates Carlyle Asia Venture Partners I, L.P., IDG Technology Venture Investment, Inc., S.I. Technology Venture Capital Limited, Neil Nanpeng Shen, James Jianzhang Liang, Min Fan and Qi Ji, participated in our partial redemption of outstanding shares based on the pro rata ownership interest held by such shareholder prior to the issuance and sale of our Series C preferred shares.

Certain Leased Property in Shanghai

          We lease approximately 1,223 square meters of our premises in Shanghai from a company controlled by the spouse of our Chief Executive Officer, James Jianzhang Liang. Our lease term commenced on May 1, 2003 and will expire on February 1, 2005. The annual rent for this lease is RMB500,000 (US$60,408).

DESCRIPTION OF SHARE CAPITAL

          As of the date of this prospectus, our authorized share capital consists of 49,157,064 ordinary shares, par value US$0.01 each; 3,937,519 Series A preferred shares, par value US$0.01 each; 6,556,575 Series B preferred shares, par value US$0.01 each; and 2,180,755 Series C preferred shares, par value US$0.01 each. As of the date of this prospectus, there are 8,677,762 ordinary shares issued and outstanding; 3,937,518 Series A preferred shares issued and outstanding; 6,556,573 Series B preferred shares issued and outstanding; and 2,180,755 Series C preferred shares issued and outstanding. All of our issued and outstanding Series A, Series B and Series C preferred shares will automatically be converted into our ordinary shares on a basis of one ordinary share to 1, 1.5 and 1 preference share(s), respectively, upon the closing of this offering.

          Between March 2000 and September 2003, we issued and sold shares of our Series A preferred shares, Series B preferred shares and Series C preferred shares in reliance upon Section 4(2) of the Securities Act, and Regulation D and Regulation S promulgated thereunder. Immediately after our issuance and sale of Series C preferred shares, we used the proceeds from such sale to redeem some of our outstanding shares held by our existing shareholders. See “Related Party Transactions — Private Placements.”

          We are a Cayman Islands company and our affairs are governed by our memorandum and articles of association and the Companies Law (2003 Revision) of the Cayman Islands, which is referred to as the Companies Law below. Upon the closing of this offering, we will adopt an amended and restated memorandum and articles of association. The following are summaries of (i) material provisions of our proposed amended and restated memorandum and articles of association that we expect will become effective upon the closing of this offering and (ii) the Companies Law, insofar as they relate to the material terms of our ordinary shares.

Ordinary Shares

          General. All of our outstanding ordinary shares are fully paid and non-assessable. Certificates representing the ordinary shares are issued in registered form. Our shareholders who are nonresidents of the Cayman Islands may freely hold and vote their shares.

          Dividends. The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors subject to the Companies Law.

          Voting Rights. Each ordinary share is entitled to one vote on all matters upon which the ordinary shares are entitled to vote. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of our board of directors or any other shareholder present in person or by proxy and holding at least ten percent of the shares giving a right to vote at the meeting.

          A quorum required for a meeting of shareholders consists of at least two shareholders present or by proxy or, if a corporation or other non-natural person, by its duly authorized representative. Shareholders’ meetings are held annually and may be convened by our board of directors on its own initiative or upon a request to the directors by shareholders holding in the aggregate 10.0% or more of our voting share capital. Advance notice of at least seven days is required for the convening of our annual general shareholders’ meeting and other shareholders meetings.

          An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast in a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the ordinary shares. A special resolution is required for matters such as a change of name or amending the memorandum and articles of association. Holders of the ordinary shares may by ordinary resolution, among other things, make changes in the amount of our authorized share capital and consolidate and divide all or any of our share capital into shares of larger amount than our existing share capital and cancel any shares.

          Liquidation. On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of shares), assets available for distribution among the holders of ordinary shares shall be distributed among the holders of our ordinary shares on a pro rata basis. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders proportionately.

          Calls on Shares and Forfeiture of Shares. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid are subject to forfeiture.

          Redemption of Shares. Subject to the provisions of the Companies Law, we may issue shares on the terms that they are, or at our option or at the option of the holders are, subject to redemption on such terms and in such manner as may be determined by special resolution.

          Variations of Rights of Shares. All or any of the special rights attached to any class of shares may, subject to the provisions of the Companies Law, be varied either with the consent in writing of the holders of three-fourths of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.

Differences in Corporate Law

          The Companies Law is modeled after that of the United Kingdom but does not follow recent United Kingdom statutory enactments. In addition, the Companies Law differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

          Mergers and Similar Arrangements. Cayman Islands law does not provide for mergers as that expression is understood under United States corporate law. However, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement in question is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder would have the right to express to the court the view that the transaction should not be approved, the court can be expected to approve the arrangement if it satisfies itself that:

•	the statutory provisions as to majority vote have been complied with;

•	the shareholders have been fairly represented at the meeting in question;

•	the arrangement is such as a businessman would reasonably approve; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

          When a take-over offer is made and accepted by holders of 90.0% of the shares within four months, the offerer may, within a two-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection may be made to the Grand Court of the Cayman Islands but is unlikely to succeed unless there is evidence of fraud, bad faith or collusion.

          If the arrangement and reconstruction is thus approved, any dissenting shareholders would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of United States corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

          Shareholders’ Suits. We are not aware of any reported class action or derivative action having been brought in a Cayman Islands court. In principle, we will normally be the proper plaintiff and a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, exceptions to the foregoing principle apply in circumstances in which:

•	a company is acting or proposing to act illegally or beyond the scope of its authority;

•	the act complained of, although not beyond the scope of its authority, could be effected duly if authorized by more than a simple majority vote which has not been obtained; and

•	those who control the company are perpetrating a “fraud on the minority.”

Indemnification

          Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences or committing a crime. Our articles of association provide for indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such, except through their own willful neglect or default.

          Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and therefore is unenforceable.

Registration Rights

          Under the terms of our shareholders agreements with certain of our shareholders, at any time after the closing of the first firm commitment underwritten public offering of our ordinary shares where the shares are subsequently primarily traded on the Nasdaq Stock Market’s National Market or the New York Stock Exchange or other comparable exchange or market place approved by our board of directors, any shareholder(s) holding of record at least 50.0% of registrable shares then outstanding or any permitted assignee of record of such registrable shares may, on three occasions only, require us to effect the registration under the Securities Act of all of the registrable shares that such shareholder(s) request to be registered. Registrable shares consist of (i) ordinary shares issued or to be issued pursuant to conversion of any preferred shares, (ii) any ordinary shares issued as (or issuable upon the conversion or exercise of any warrant, right or other security which is issued as) a dividend or other distribution with respect to, or in exchange for or in replacement of, any preferred shares and (iii) any other ordinary shares owned or acquired by any holder of preferred shares. To effect such registration, the registrable shares requested by all holders of registrable shares to be registered must be at least 15.0% of all registrable shares then outstanding. We are not, however, obligated to effect any such registration if we have, within the six-month period preceding the date of any request, already effected a registration under the Securities Act pursuant to (a) a request to exercise another registration right, (b) a request by holders of registrable shares of registration of registrable shares they hold on Form F-3 or (c) the “piggyback” registration right as described below, other than a registration from which the registrable shares of the holders of registrable shares have been excluded (with respect to all or any portion of the registrable shares the holders of registrable shares requested be included in such registration).

          Further, any time after the first anniversary of the date of the shareholders agreement, any holder or holders of a majority of all registrable shares then outstanding or any permitted assignees of record of registrable shares may require us to effect a registration on Form F-3 (or any equivalent registration in a jurisdiction outside of the United States) for public sale of all or any portion of the registrable shares held by such holder or holders. We are not, however, obligated to effect any such registration on Form F-3:

(i) if Form F-3 is not available for such offering by the holders of registrable shares or any permitted assignees of record of registrable shares;

(ii) if the holders of registrable shares or any permitted assignees of record of registrable shares, together with the holders of any of our other securities entitled to inclusion in such registration, propose to sell registrable shares and such other securities (if any) at an aggregate price to the public of less than US$5,000,000;

(iii) if we furnish to the holders of registrable shares or any permitted assignees of record of registrable shares a certificate signed by our president or chief executive officer stating that in the good faith judgment of our board of directors, it would be materially detrimental to us and our shareholders for such Form F-3 Registration (or equivalent registration in a jurisdiction outside of the United States) to be effected at such time, in which event we have the right to defer the filing of the Form F-3 registration statement (or equivalent registration statement in a jurisdiction outside of the United States) no more than once during any 12-month period for a period of not more than 90 days after receipt of the request of the holder or holders of registrable share or any permitted assignees of record of registrable shares;

(iv) if we have, within the six-month period preceding the date of such request, already effected a registration under the Securities Act other than a registration from which the registrable shares of holders of registrable shares or any permitted assignees of record of registrable shares have been excluded (with respect to all or any portion of the registration shares the holders of registrable shares requested to be included in such registration) pursuant to the “piggyback” registration right described below; or

(v) in any particular jurisdiction in which we would be required to qualify to do business or to execute a general consent to service of process in effecting such registration, qualification or compliance.

          In addition, holders of registrable shares who are parties to the shareholders agreement have “piggyback” registration rights which may require us to register all or any part of the registrable shares then held by such holders when we file any registration statement under the Securities Act other than a registration statement relating to any employee benefit plan or corporate reorganization.

          The foregoing registration rights are subject to certain conditions and limitations, including:

•	the right of the underwriters in any underwritten offering to limit the number of ordinary shares to be registered for public sale by shareholders; and

•	our right to delay for up to 90 days during any 12-month period the filing of a registration statement if our board of directors determines that the registration would be seriously materially adverse to us and our shareholders at that time.

          We are generally required to bear all of the expenses of all registrations, except underwriting discounts and commissions. Registration of any of the ordinary shares held by shareholders with registration rights would result in those shares becoming freely tradeable without restriction under the Securities Act immediately after the effectiveness of the registration. We have agreed to indemnify the holders of registration rights in connection with demand, Form F-3 and “piggyback” registrations in certain circumstances. Our obligations to register ordinary shares terminate seven years after the consummation of an initial public offering, or, with respect to any holder of registrable shares, such earlier time after the initial public offering at which such holder can sell all registrable shares held by it pursuant to Rule 144(k) of the Securities Act or holds one percent or less of the outstanding ordinary shares, and all registrable shares held by such holder can be sold in any three-month period without registration in compliance with Rule 144 of the Securities Act.

Inspection of Books and Records

          Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

          The Bank of New York will execute and deliver the American Depositary Receipts representing Ordinary Shares of the Par Value of US$0.01 per share of Ctrip.com International, Ltd. (Incorporated under the Laws of Cayman Islands), also referred to as ADRs. Each ADR is a certificate evidencing a specific number of American Depositary Shares, also referred to as ADSs. Each ADS will represent                      shares (or a right to receive                      shares) deposited with the Hong Kong office of The Hongkong and Shanghai Banking Corporation Limited, as custodian. Each ADR will also represent securities, cash or other property deposited with The Bank of New York but not distributed to ADR holders. The depositary’s corporate trust office at which the ADRs will be administered is located at 101 Barclay Street, New York, New York 10286.

          You may hold ADSs either directly (by having an ADR registered in your name) or indirectly through your broker or other financial institution. If you hold ADSs directly, you are an ADR holder. This description assumes you hold your ADSs directly. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADR holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

          As an ADR holder, we will not treat you as one of our shareholders and you will not have shareholder rights. The depositary will be the holder of the shares underlying your ADSs. As a holder of ADRs, you will have ADR holder rights. A deposit agreement among us, the depositary and you, as an ADR holder, and the beneficial owners of ADRs set out ADR holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADRs.

          We are providing you with a summary of the deposit agreement. You should read this summary together with the deposit agreement and the ADR. You can inspect a copy of the deposit agreement at the corporate trust office of the depositary, currently located at 101 Barclay Street, New York, New York 10286, and at the principal offices of the custodian, which will act as agent of depositary, currently located at 1 Queen’s Road, Central, Hong Kong. We urge you to review the deposit agreement in its entirety as well as the form of ADR attached to the deposit agreement.

Dividends and Other Distributions

          The Bank of New York has agreed to pay to you the cash dividends or other distributions it or the custodian receives on shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of shares your ADSs represent.

•	Cash. The Bank of New York will convert any cash dividend or other cash distribution we pay on the shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If that is not possible or if any approval from any government is needed and cannot be obtained without excessively burdensome or otherwise unreasonable efforts, or there are foreign exchange controls in place that prohibit such transfer, the deposit agreement allows The Bank of New York to distribute RMB only to those ADR holders to whom it is possible to do so. It will hold RMB it cannot convert for the account of the ADR holders who have not been paid. It will not invest RMB and it will not be liable for interest.

Before making a distribution, any withholding taxes that must be paid will be deducted. See “Taxation — United States Federal Income Taxation — U.S. Holders — Taxation of Dividends and other Distributions on the Shares of ADSs”. The Bank of New York will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when The Bank of New York cannot convert RMB, you may lose some or all of the value of the distribution.

•	Shares. The Bank of New York may distribute additional ADRs representing any shares we may distribute as a dividend or free distribution, if we furnish it promptly with satisfactory evidence that it is legal to do so. The Bank of New York will only distribute whole ADSs. It will sell shares which would require it to issue a fractional ADS and distribute the net proceeds in the same way as it does with cash. If The Bank of New York does not distribute additional ADRs, each ADS will also represent the new shares.

•	Rights to Purchase Additional Shares. If we offer holders of our ordinary shares any rights to subscribe for additional shares or any other rights, The Bank of New York may make these rights available to you. We must first instruct The Bank of New York to do so and furnish it with satisfactory evidence that it is legal to do so. If we do not furnish this evidence and/or give these instructions, and The Bank of New York decides it is practical to sell the rights, The Bank of New York will sell the rights and distribute the proceeds, in the same way as it does with cash. The Bank of New York may allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them.

If The Bank of New York makes rights available to you, it will exercise the rights and purchase the shares on your behalf. The depositary will then deposit the shares and deliver the ADSs to you. It will only exercise rights if you pay it the exercise price and any other charges the rights require you to pay.

U.S. securities laws may restrict the sale, deposit, cancellation and transfer of the ADSs issued after exercise of rights. Under the deposit agreement, The Bank of New York will not distribute rights to holders of ADSs unless the distribution and sale of rights and the securities to which these rights relate are either exempt from registration under the Securities Act of 1933, as amended, with respect to all holders of ADSs, or are registered under the provisions of the Securities Act. We can give no assurance that we can establish an exemption from registration under the Securities Act, and we are under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavor to have a registration statement declared effective. In this case, The Bank of New York may issue the ADSs under a separate restricted deposit agreement which will contain the same provisions as the agreement, except for changes needed to put the restrictions in place.

•	Other Distributions. The Bank of New York will send to you anything else we distribute on deposited securities by means it thinks are legal, fair and practical. If it cannot make the distribution in that way, The Bank of New York has a choice. It may decide to sell what we distributed and distribute the net proceeds in the same way as it does with cash or it may decide to hold what we distributed, in which case ADSs will also represent the newly distributed property.

          The Bank of New York is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADR holders. We have no obligation to register ADSs, shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADRs, shares, rights or anything else to ADR holders. This means that you may not receive the distribution we make on our shares or any value for them if it is illegal or impractical for us to make them available to you.

Deposit, Withdrawal and Cancellation

          The Bank of New York will issue ADRs if you or your broker deposit shares or evidence of rights to receive shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, The Bank of New York will register the appropriate number of ADRs in the names you request and will deliver the ADRs at its corporate trust office to the persons you request.

          You may turn in your ADRs at The Bank of New York’s office. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, The Bank of New York will deliver:

(1) the deliverable portion of the underlying shares to an account designated by you; and

(2) the deliverable portion of any other deposited securities underlying the ADR at the office of the custodian. Or, at your request, risk and expense, The Bank of New York will deliver the deliverable portion of the deposited securities at its corporate trust office.

Voting Rights

          You may instruct The Bank of New York to vote the shares underlying your ADSs but only if we ask The Bank of New York to ask for your instructions. Otherwise, you will not be able to exercise your right to vote unless you withdraw the shares. However, you may not know about the meeting enough in advance to withdraw the shares.

          If we ask for your instructions, The Bank of New York will notify you of the upcoming vote and arrange to deliver our voting materials to you. The materials will:

(1) describe the matters to be voted on; and

(2) explain how you, on a specified date, may instruct The Bank of New York to vote the shares or other deposited securities underlying your ADSs as you direct. For instructions to be valid, The Bank of New York must receive them on or before the date specified. The Bank of New York will try, in compliance with Hong Kong law and the provisions of our memorandum and articles of association, to vote or to have its agents vote the shares or other deposited securities as you instruct.

          We cannot assure you that you will receive the voting materials in time to ensure that you can instruct The Bank of New York to vote your shares. In addition, The Bank of New York and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and there may be nothing you can do if your shares are not voted as you requested.

Notices and Reports

          Upon receipt of notice of any meeting of holders of ADSs or other deposited securities, if requested in writing by the company, The Bank of New York will, as soon as practicable thereafter, mail to the owners of ADRs a notice which contains (a) such information as is contained in such notice of meeting received by The Bank of New York from the company, (b) a statement that the owners of ADRs as of the close of business on a specified record date will be entitled, subject to any applicable provisions of the Cayman Islands law and of the Memorandum and Articles of Association of the company, to instruct The Bank of New York as to the exercise of the voting rights, if any, pertaining to the amount of shares or other deposited securities represented by their respective ADSs, and (c) a statement as to the manner in which instructions may be given.

          The Bank of New York will make available for inspection by registered holders at its Corporate Trust Office any reports and communications, including any proxy soliciting material, received from the company, which are both (a) received by The Bank of New York as the holder of the deposited securities, and (b) made generally available to the holders of such deposited securities by the company. However, such inspection shall not be for the purpose of communicating with registered holders of ADRs in the interest of a business or object other than the business of our company, or matters relating to the deposit agreement or the ADRs. The Bank of New York will also, upon written request, send to the registered holders copies of such reports when furnished by the company pursuant to the deposit agreement. Any such reports and communications, including any proxy soliciting material, furnished to The Bank of New York by the company will be furnished in English.

Fees and Expenses

Persons depositing shares or
ADR holders must pay:	For:
US$5.00 (or less) per 100 ADSs (or portion thereof)	• Each issuance of an ADS, including as a result of a distribution of shares or rights or other property
• Each cancellation of an ADS, including if the deposit agreement terminates

US$0.02 (or less) per ADS (or portion thereof)	• Any cash payment

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	• Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADR holders

US$0.02 (or less) per ADSs per calendar year (if the depositary has not collected any cash distribution fee during that year)	• Depositary services

Registration or transfer fees	• Transfer and registration of shares on the shares register of the registrar of the Foreign Registrar from your name to the name of the depositary or its agent when you deposit or withdraw common shares

Expenses of the depositary	• Conversion of RMB to U.S. dollars
• Cable, telex, and facsimile transmission expenses as are expressly provided in the deposit agreement

Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS	• As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	• As necessary

Payment of Taxes

          You will be responsible for any taxes or other governmental charges payable on your ADRs or on the deposited securities underlying your ADRs. The Bank of New York may refuse to transfer your ADRs or allow you to withdraw the deposited securities underlying your ADRs until such taxes or other charges are paid. It may apply payments owed to you or sell deposited securities underlying your ADRs to pay any taxes owed and you will remain liable for any deficiency. If it sells deposited securities, it will, if appropriate, reduce the number of ADRs to reflect the sale and pay to you any proceeds, or send to you any property, remaining after it has paid the taxes.

Reclassifications, Recapitalizations and Mergers

If we:	Then:
• Change the nominal or par value of our shares

• Reclassify, split up or consolidate any of the deposited securities

• Distribute securities on the shares that are not distributed to you

• Recapitalize, reorganize, merge, liquidate, sell all or substantially all of our assets, or take any similar action	The cash, shares or other securities received by the depositary will become deposited securities. Each ADS will automatically represent its equal share of the new deposited securities.

The depositary may, and will if we ask it to, distribute some or all of the cash, shares or other securities it received. It may also issue new ADSs or ask you to surrender your outstanding ADRs in exchange for new ADRs identifying the new deposited securities.

Amendment and Termination

          We may agree with The Bank of New York to amend or extend the deposit agreement and the ADRs without your consent for any reason. If the amendment will cause any of the following results, the amendment will become effective 30 days after The Bank of New York notifies you of the amendment:

•	adds or increases fees or charges, except for:

—	taxes and other governmental charges;

—	registration fees;

—	cable, telex or facsimile transmission costs;

—	delivery costs or other such expenses; or

•	prejudices any important right of ADR holders.

          At the time an amendment becomes effective, you are considered, by continuing to hold your ADR, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended. An amendment to the deposit agreement may include extending such agreement.

          The Bank of New York will terminate the deposit agreement if we ask it to do so. In such case, The Bank of New York must notify you at least 90 days before termination. The Bank of New York may also terminate the deposit agreement if The Bank of New York has told us that it would like to resign and we have not appointed a new depositary bank within 90 days.

          After termination, The Bank of New York and its agents will be required to do only the following under the deposit agreement:

•	collect distributions on the deposited securities;

•	sell rights and other property; and

•	deliver shares and other deposited securities upon cancellation of ADRs.

          One year after termination, The Bank of New York may sell any remaining deposited securities by public or private sale. After that, The Bank of New York will hold the proceeds of the sale, as well as any other cash it is holding under the deposit agreement for the pro rata benefit of the ADR holders that have not surrendered their ADRs. It will not invest the money and will have no liability for interest. The Bank of New York’s only obligations will be an indemnification obligation and an obligation to account for the proceeds of the sale and other cash. After termination, our only obligations will be an indemnification obligation and our obligation to pay specified amounts to The Bank of New York.

Limitations On Obligations and Liability to ADR Holders

          The deposit agreement expressly limits our obligations and the obligations of The Bank of New York, and it limits our liability and the liability of The Bank of New York. We and The Bank of New York:

•	are only obligated to take the actions specifically provided for in the deposit agreement without negligence or bad faith;

•	are not liable if either is prevented or delayed by law or circumstances beyond their control from performing our obligations under the deposit agreement;

•	are not liable if either exercises discretion permitted under the deposit agreement;

•	have no obligation to become involved in a lawsuit or other proceeding related to the ADRs or the deposit agreement on your behalf of any other party; and

•	may rely upon any documents they believe in good faith to be genuine and to have been signed or presented by the proper party.

          In the deposit agreement, we and The Bank of New York agree to indemnify each other under designated circumstances.

Requirements for Depositary Actions

          The ADRs are transferable on the books of The Bank of New York, provided that The Bank of New York may close the transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. Before The Bank of New York will issue or register transfer of an ADR, make a distribution on an ADR, or process a withdrawal of shares, The Bank of New York may require:

•	payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any shares or other deposited securities;

•	production of satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

•	compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

          The Bank of New York may refuse to deliver, transfer or register transfers of ADRs generally when our books or the books of The Bank of New York are closed, or at any time if The Bank of New York or we think it advisable to do so.

          You have the right to cancel your ADRs and withdraw the underlying shares at any time except:

•	when temporary delays arise because: (1) The Bank of New York or we have closed its or our transfer books; (2) the transfer of shares is blocked to permit voting at a shareholders’ meeting; or (3) we are paying a dividend on the shares;

•	when you or other ADR holders seeking to withdraw shares owe money to pay fees, taxes and similar charges; or

•	when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADRs or to the withdrawal of shares or other deposited securities.

The right of withdrawal may not be limited by any other provision of the deposit agreement.

Pre-Release of ADRs

          In compliance with the provisions of the deposit agreement, The Bank of New York may issue ADRs before deposit of the underlying shares. This is called a pre-release of the ADR. The Bank of New York may also deliver shares upon cancellation of pre-released ADRs, even if the ADRs are cancelled before the pre-

release transaction has been closed out. A pre-release is closed out as soon as the underlying shares are delivered to The Bank of New York. The Bank of New York may receive ADRs instead of shares to close out a pre-release. The Bank of New York may pre-release ADRs only under the following conditions:

•	before or at the time of the pre-release, the person to whom the pre-release is being made must represent to The Bank of New York in writing that it or its customer owns the shares or ADRs to be deposited;

•	the pre-release must be fully collateralized with cash or other collateral that The Bank of New York considers appropriate; and

•	The Bank of New York must be able to close out the pre-release on not more than five business days’ notice.

          In addition, The Bank of New York will limit the number of ADRs that may be outstanding at any time as a result of pre-release to 30.0% of total shares deposited, although The Bank of New York may disregard the limit from time to time, if it thinks it is appropriate to do so.

SHARES ELIGIBLE FOR FUTURE SALE

          Upon completion of this offering, we will have outstanding                     ADSs representing approximately                     % of our ordinary shares. All of the ADSs sold in this offering will be freely transferable by persons other than our “affiliates” without restriction or further registration under the Securities Act. Sales of substantial amounts of our ADSs in the public market could adversely affect prevailing market prices of our ADSs. Prior to this offering, there has been no public market for our ordinary shares or the ADSs, and while we have applied for the ADSs to be quoted on the Nasdaq National Market, we cannot assure you that a regular trading market will develop in the ADSs. We do not expect that a trading market will develop for our ordinary shares not represented by the ADSs.

Lock-Up Agreements

          Our directors, executive officers and shareholders have signed lock-up agreements under which they have agreed, subject to some exceptions, not to transfer or dispose of, directly or indirectly, any of our ordinary shares, in the form of ADSs or otherwise, or any securities convertible into or exchangeable or exercisable for shares of our ordinary shares, in the form of ADSs or otherwise, for a period of 180 days in the case of all these persons, excluding the holders of our Series C preferred shares, and for one year in the case of the holders of our Series C preferred shares, after the date this registration statement becomes effective. After the expiration of the 180-day period, the ordinary shares or ADSs held by our directors, executive officers or shareholders may be sold subject to the restrictions under Rule 144 under the Securities Act or by means of registered public offerings.

Rule 144

          In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned our ordinary shares for at least one year, is entitled to sell within any three-month period a number of ordinary shares that does not exceed the greater of the following:

•	1% of the then outstanding ordinary shares, in the form of ADSs or otherwise, which will equal approximately ordinary shares immediately after this offering; or

•	the average weekly trading volume of our ordinary shares in the form of ADSs or otherwise, during the four calendar weeks preceding the date on which notice of the sale is filed with the Securities and Exchange Commission.

          Sales under Rule 144 must be through unsolicited brokers’ transactions. They are also subject to manner of sale provisions, notice requirements and the availability of current public information about us.

Rule 144(k)

          Under Rule 144(k), a person who is not our affiliate at any time during the three months preceding a sale, and who has beneficially owned the ordinary shares, in the form of ADSs or otherwise, proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate, is entitled to sell those shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Therefore, unless otherwise restricted, “144(k) shares” may be sold at any time.

Rule 701

          In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who purchases ordinary shares, in the form of ADSs or otherwise, from us in connection with a compensatory stock plan or other written agreement is eligible to resell such shares in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144.

Registration Rights

          Upon completion of this offering, certain holders of our ordinary shares or their transferees will be entitled to request that we register their ordinary shares under the Securities Act, following the expiration of the lockup agreements described above. See “Description of Share Capital — Registration Rights.”

TAXATION

          The following summary of the material Cayman Islands and United States federal income tax consequences of an investment in our ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under state, local and other tax laws. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Maples and Calder Asia, special Cayman Islands counsel to us. To the extent the discussion relates to matters of United States law or legal conclusions and subject to the qualification herein, it represents the opinion of Latham & Watkins LLP, our special U.S. counsel.

Cayman Islands Taxation

          The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

United States Federal Income Taxation

          The following discussion describes the material United States federal income tax consequences under present law of an investment in the ADSs or ordinary shares. This summary applies only to investors that hold the ADSs or ordinary shares as capital assets and that have the U.S. dollar as their functional currency. This discussion is based on the tax laws of the United States as in effect on the date of this prospectus and on United States Treasury regulations in effect or, in some cases, proposed, as of the date of this prospectus, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

          The following discussion does not deal with the tax consequences to any particular investor or to persons in special tax situations such as:

•	banks;

•	financial institutions;

•	insurance companies;

•	broker dealers;

•	traders that elect to mark to market;

•	tax-exempt entities;

•	persons liable for alternative minimum tax;

•	persons holding an ADS or ordinary share as part of a straddle, hedging, conversion or integrated transaction;

•	holders that actually or constructively own 10% or more of our voting stock; or

•	persons holding ADSs or ordinary shares through partnerships or other pass-through entities.

Prospective purchasers are urged to consult their tax advisors about the application of the United States Federal tax rules to their particular circumstances as well as the state and local and foreign tax consequences to them of the purchase, ownership and disposition of ADSs or ordinary shares.

          The discussion below of the United States federal income tax consequences to “U.S. Holders” will apply if you are the beneficial owner of ADSs or ordinary shares and you are

•	a citizen or resident of the United States;

•	a corporation or partnership organized under the laws of the United States, any State or the District of Columbia;

•	an estate whose income is subject to United States federal income taxation regardless of its source;

•	a trust that (1) is subject to the supervision of a court within the United States and the control of one or more United States persons or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person.

          If you are not described as a U.S. Holder, you will be considered a “Non-U.S. Holder.” Non-U.S. Holders should consult the discussion below regarding the United States federal income tax consequences applicable to Non-U.S. Holders.

          The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement will be complied with in accordance with the terms. If you hold ADSs, you should be treated as the holder of the underlying ordinary shares represented by those ADSs for United States federal income tax purposes.

U.S. Holders

          Taxation of Dividends and Other Distributions on the ADSs or Ordinary Shares

          Subject to the passive foreign investment company rules discussed below, the gross amount of dividends paid with respect to the ADSs or ordinary shares, generally will be included in your gross income as ordinary income on the date of receipt by the depositary, in the case of ADSs, or by you, in the case of ordinary shares, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits. For this purpose, earnings and profits will be computed under United States federal income tax principles. The dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations. To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits, it will be treated first as a tax-free return of your tax basis in your ADSs or ordinary shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain.

          Dividends paid in RMB will be included in your income as a U.S. dollar amount based on the exchange rate in effect on the date of receipt by the depositary, in the case of ADSs, or by you, in the case of ordinary shares, regardless of whether the payment is in fact converted into U.S. dollars at that time. If you do not receive U.S. dollars on the date the dividend is distributed, you will be required to include either gain or loss in income when you later exchange the RMB for U.S. dollars. The gain or loss will be equal to the difference between the U.S. dollar value of the amount that you include in income upon receipt of the dividend and the amount that you receive when you actually exchange the RMB for U.S. dollars. The gain or loss generally will be ordinary income or loss from United States sources. If we distribute to you non-cash property, you will include in income an amount equal to the U.S. dollar equivalent of the fair market value of the property on the date that it is distributed.

          Under recently enacted legislation, with respect to non-corporate taxpayers for taxable years beginning after December 1, 2002 and before January 1, 2009 such dividends may be taxed at the lower applicable capital gains rate provided that (1) the ADSs or ordinary shares are readily tradable on an established securities market in the United States, (2) we are not a passive foreign investment company (as discussed below) or a foreign personal holding company (as discussed below) for either our taxable year in which the dividend was paid or the preceding taxable year, and (3) certain holding period requirements are met. You should consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our ADSs or ordinary shares.

          Dividends will constitute foreign source income for foreign tax credit limitation purposes. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to the ADSs or ordinary shares will be “passive income” or, in the case of certain U.S. Holders, “financial services income.”

          Taxation of Disposition of Shares

          Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of an ADS or ordinary share equal to the difference between the amount realized (in U.S. dollars) for the ADS or ordinary share and your tax basis (in U.S. dollars) in the ADS or ordinary share. If the consideration you receive for the ADS or ordinary share is not paid in U.S. dollars, the amount realized will be the U.S. dollar value of the payment received. In general, the U.S. dollar value of such a payment will be determined on the date of receipt of payment if you are a cash basis taxpayer and on the date of disposition if you are an accrual basis taxpayer. However, if the ADSs or ordinary shares are treated as traded on an established securities market and you are either a cash basis taxpayer or an accrual basis taxpayer who has made a special election, you will determine the U.S. dollar value of the amount realized in a foreign currency by translating the amount received at the spot rate of exchange on the settlement date of the sale. The gain or loss generally will be capital gain or loss. If you are an individual who has held the ADS or ordinary share for more than one year, you will be eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitation. Any such gain or loss that you recognize will generally be treated as United States source income or loss.

          Passive Foreign Investment Company

          We believe that we are not a passive foreign investment company for United Sates federal income tax purposes and do not expect to become a passive foreign investment company in the future. A non-U.S. corporation is considered a passive foreign investment company for any taxable year if either

•	at least 75% of its gross income is passive income, or

•	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income.

          We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

          We must make a separate determination each year as to whether we are a passive foreign investment company. As a result, our passive foreign investment company status may change. In particular, fluctuation in the market price of our ADSs or ordinary shares may result in us becoming a passive foreign investment company.

          If we are a passive foreign investment company for any taxable year during which you hold ADSs or ordinary shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the ADSs or ordinary shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ADSs or ordinary shares will be treated as an excess distribution. Under these special tax rules

•	the excess distribution or gain will be allocated ratably over your holding period for the ADSs or ordinary shares,

•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a passive foreign investment company, will be treated as ordinary income, and

•	the amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

          The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the ADSs or ordinary shares cannot be treated as capital, even if you hold the ADSs or ordinary shares as capital assets.

          If we are a passive foreign investment company, you may avoid taxation under the rules described above by making a “qualified electing fund” election to include your share of our income on a current basis, or a “deemed sale” election once we no longer qualify as a passive foreign investment company. However, you may make a qualified electing fund election only if we agree to furnish you annually with certain tax information, and we do not presently intend to prepare or provide such information.

          Alternatively, a U.S. Holder of “marketable stock” in a passive foreign investment company may make a mark-to-market election for stock of a passive foreign investment company to elect out of the tax treatment discussed three paragraphs above. If you make a mark-to-market election for the ADSs or ordinary shares, you will include in income each year an amount equal to the excess, if any, of the fair market value of the ADSs or ordinary shares as of the close of your taxable year over your adjusted basis in such ADSs or ordinary shares. You are allowed a deduction for the excess, if any, of the adjusted basis of the ADSs or ordinary shares over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the ADSs or ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs or ordinary shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the ADSs or ordinary shares, as well as to any loss realized on the actual sale or disposition of the ADSs or ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs or ordinary shares. Your basis in the ADSs or ordinary shares will be adjusted to reflect any such income or loss amounts. The tax rules that apply to distributions by corporations which are not passive foreign investment companies would apply to distributions by us.

          The mark-to-market election is available only for stock which is regularly traded on a qualified exchange or other market, as defined in applicable Treasury regulations. We expect that the ADSs and the ordinary shares will be listed on Nasdaq National Market and, consequently, the mark-to-market election would be available to you were we to be or become a passive foreign investment company.

          If you hold ADSs or ordinary shares in any year in which we are a passive foreign investment company, you would be required to file Internal Revenue Service Form 8621 regarding distributions received on the ADSs or ordinary shares and any gain realized on the disposition of the ADSs or ordinary shares.

          Foreign Personal Holding Company

          Depending on the degree of direct or indirect ownership of our shares (including shares represented by ADSs) by individuals who are U.S. citizens or residents (directly, indirectly or by attribution), we may constitute a foreign personal holding company. In general, a foreign corporation will constitute a foreign personal holding company for United States federal income tax purposes if more than 50% of the equity of the corporation, measured by reference to voting power or value of the corporation, is owned directly, indirectly or by attribution by five or fewer individuals who are U.S. citizens or residents and at least 60% (50% in taxable years after the corporation qualifies as a foreign personal holding company) of the foreign corporation’s income is passive income. We believe that we are not a foreign personal holding company and do not expect to become a foreign personal holding company in the future. If we were treated as a foreign personal holding company, all U.S. Holders of our shares or ADSs would be treated as receiving a dividend at the end of our taxable year in an amount equal to each such holder’s pro rata share of our “undistributed foreign personal holding company income” (very generally, all of our taxable income less a dividend paid deduction).

Non-U.S. Holders

          If you are a Non-U.S. Holder, you generally will not be subject to United States federal income tax on dividends paid by us unless the income is effectively connected with your conduct of a trade or business in the United States.

          You generally will not be subject to United States federal income tax on any gain attributable to a sale or other disposition of the ADSs or ordinary shares unless such gain is effectively connected with your conduct of a trade or business within the United States or you are a natural person who is present in the United States for 183 days or more and certain other conditions exist.

          Dividends and gains that are effectively connected with your conduct of a trade or business in the United States generally will be subject to tax in the same manner as they would be if you were a U.S. Holder. Effectively connected dividends and gains received by a corporate Non-U.S. Holder may also be subject to an additional branch profits tax at a 30% rate or a lower tax treaty rate.

Information Reporting and Backup Withholding

          In general, information reporting for U.S. Federal income tax purposes will apply to distributions made on the ADSs or ordinary shares paid within the United States to a non-corporate United States person and on sales of the ADSs or ordinary shares to or through a United States office of a broker by a non-corporate United States person. Payments made outside the United States will be subject to information reporting in limited circumstances.

          In addition, backup withholding of U.S. Federal income tax will apply to distributions made on ADSs or ordinary shares within the United States to a non-corporate United States person and on sales of ADSs or ordinary shares to or through a United States office of a broker by a non-corporate United States person who:

•	fails to provide an accurate taxpayer identification number,

•	is notified by the Internal Revenue Service that backup withholding will be required, or

•	fails to comply with applicable certification requirements.

          The amount of any backup withholding collected will be allowed as a credit against United States federal income tax liability provided that appropriate returns are filed.

          A Non-U.S. Holder generally may eliminate the requirement for information reporting and backup withholding by providing certification of its foreign status to the payer, under penalties of perjury, on IRS Form W-8BEN.

UNDERWRITING

          We, together with the selling shareholders, intend to offer the ADSs in the United States and Canada through the U.S. underwriters and elsewhere through the international managers. Merrill Lynch, Pierce, Fenner & Smith Incorporated, North Tower, World Financial Center, New York, New York 10281-1201, is acting as representative of the U.S. underwriters named below. Subject to the terms and conditions contained in the U.S. underwriting agreement among us, the selling shareholders and the U.S. underwriters, and concurrently with the sale of                     ADSs to the international managers, we and the selling shareholders have agreed to sell to the U.S. underwriters, and the U.S. underwriters severally have agreed to purchase from us and the selling shareholders, the number of ADSs listed opposite their names below.

Number
U.S. Underwriters	of ADSs

Merrill Lynch, Pierce, Fenner & Smith
Incorporated

Total

          We and the selling shareholders have also entered into an international purchase agreement with the international managers for sale of the ADSs outside the United States and Canada for whom Merrill Lynch Far East Limited, 18/F Asia Pacific Finance Tower, 3 Garden Road, Central, Hong Kong, is acting as the lead manager. Subject to the terms and conditions contained in the international purchase agreement, and concurrently with the sale of                     ADSs to the U.S. underwriters, we and the selling shareholders have agreed to sell to the international managers, and the international managers severally have agreed to purchase from us and the selling shareholders, the number of ADSs listed opposite their names below.

Number
International Managers	of ADSs

Merrill Lynch Far East Limited

Total

          The public offering price per ADS and the total underwriting discount per ADS are identical under the U.S. underwriting agreement and the international purchase agreement. Merrill Lynch, Pierce, Fenner & Smith Incorporated is acting as the global coordinator and bookrunner for the offering.

          The U.S. underwriters and the international managers, collectively referred to as the underwriters in the section, have agreed to purchase all of the ADSs sold under the U.S. underwriting agreement and the international purchase agreement if any of these ADSs are purchased. If an underwriter defaults, the U.S. underwriting agreement and international purchase agreement provide that, in certain circumstances, the purchase commitments of the nondefaulting underwriters may be increased or the U.S. underwriting agreement and the international purchase agreement may be terminated. The closings for the sale of the ADSs to be purchased by the U.S. underwriters and the international managers are conditioned on one another.

          We and the selling shareholders have agreed to indemnify the U.S. underwriters and the international managers against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the U.S. underwriters and the international managers may be required to make in respect of those liabilities.

          The underwriters are offering the ADSs, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the ADSs, and other conditions contained in the U.S. underwriting agreement and international purchase agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

          The U.S. underwriters have advised us and the selling shareholders that the U.S. underwriters propose initially to offer the ADSs to the public at the public offering price on the cover page of this prospectus, and to certain dealers at that price less a concession not in excess of US$                    per ADS. The U.S. underwriters may allow, and the dealers may reallow, a concession not in excess of US$ per ADS to other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

Over-allotment Options

          The selling shareholders have granted to the U.S. underwriters and the international managers an option, exercisable for 30 days from the date of this prospectus, to purchase up to                     additional ADSs at the public offering price less the underwriting discount. The U.S. underwriters and the international managers may exercise such option to purchase solely for the purpose of covering over-allotments, if any, incurred in the sale of the ADSs offered hereby. If the U.S. underwriters exercise such option, each will become obligated, subject to conditions contained in the U.S. underwriting agreement or international purchase agreement, to purchase a number of additional ADSs proportionate to that U.S. underwriter’s initial amount reflected in the above table.

          The following table shows the per ADS initial public offering price, underwriting discount and the proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the over-allotment option.

		Total Without	Total With
	Per ADS	Exercise	Exercise

Public offering price	US$	US$	US$
Underwriting discount	US$	US$	US$
Proceeds, before expenses, to us and the selling shareholders	US$	US$	US$

Intersyndicate Agreement

          The U.S. underwriters and the international managers have entered into an intersyndicate agreement that provides for the coordination of their activities. Under the intersyndicate agreement, the U.S. underwriters and the international managers may sell the ADSs to each other for purposes of resale at the initial public offering price, less an amount not greater than the selling concession. Under the intersyndicate agreement, the U.S. underwriters and any dealer to whom they sell the ADSs will not offer to sell or sell the ADSs to non-U.S. or non Canadian persons or to persons they believe intend to resell to non-U.S. or non-Canadian persons, except in the case of transactions under the intersyndicate agreement. Similarly, the international managers and any dealer to whom they sell the ADSs will not offer to sell or sell the ADSs to U.S. persons or Canadian persons or to persons they believe intend to resell to U.S. or Canadian persons, except in the case of transactions under the intersyndicate agreement.

No Sale of Similar Securities

          We and our executive officers, directors and shareholders have agreed, with exceptions, not to sell or transfer any of our ordinary shares or ADSs for 180 days in the case of all of these persons, excluding the holders of our Series C preferred shares, and for one year in the case of the holders of our Series C preferred shares, after the date of this prospectus without first obtaining the written consent of the global coordinator and bookrunner. Specifically, we and these other individuals have agreed not to directly or indirectly:

•	offer, pledge, sell or contract to sell any ordinary shares and ADSs,

•	sell any option or contract to purchase any ordinary shares and ADSs,

•	purchase any option or contract to sell any ordinary shares and ADSs,

•	grant any option, right or warrant for the sale of any ordinary shares and ADSs,

•	lend or otherwise dispose of or transfer any ordinary shares and ADSs, or

•	enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any ordinary shares and ADS whether any such swap or transaction is to be settled by delivery of shares, ADS or other securities, in cash or otherwise.

          This lock-up provision applies to the ordinary shares, ADSs and to securities convertible into or exchangeable or exercisable for or repayable with the ordinary shares or ADSs. It also applies to the ordinary shares and ADSs owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

Quotation on the Nasdaq National Market

          We expect the ADSs to be approved for quotation on the Nasdaq National Market, subject to notice of issuance, under the symbol “CTRP.”

          Before this offering, there has been no public market for our ordinary shares or ADSs. The public offering price will be determined through negotiations among us and the global coordinator and bookrunner. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are:

•	the valuation multiples of publicly traded companies that the global coordinator and bookrunner believes to be comparable to us,

•	our financial information,

•	the history of, and the prospects for, our company and the industry in which we compete,

•	an assessment of our management, our past and present operations, and the prospects for, and timing of, our future revenues,

•	the present state of our development, and

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

          An active trading market for the ADSs may not develop. It is also possible that after the offering the ADSs will not trade in the public market at or above the public offering price.

          The underwriters do not expect to sell more than 5.0% of the ADSs in the aggregate to accounts over which they exercise discretionary authority.

Price Stabilization, Short Positions and Penalty Bids

          Until the distribution of the ADSs is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our ADSs. However, the U.S. representative may engage in transactions that stabilize the price of the ADSs, such as bids or purchases to peg, fix or maintain that price.

          If the underwriters create a short position in the ADSs in connection with the offering, i.e., if they sell more shares than are listed on the cover of this prospectus, the U.S. representative may reduce that short position by purchasing the ADSs in the open market. The U.S. representative may also elect to reduce any short position by exercising all or part of the over-allotment option described above. The underwriters may sell more ADSs than could be covered by exercising all of the over-allotment option, in which case, they would have to cover these sales through open market purchases. Purchases of the ADSs to stabilize its price or to reduce a short position may cause the price of the ADSs to be higher than it might be in the absence of such purchases.

          The U.S. representative may also impose a penalty bid on underwriters and selling group members. This means that if the U.S. representative purchase ADSs in the open market to reduce the underwriter’s short position or to stabilize the price of such ADSs, they may reclaim the amount of the selling concession from the underwriters and selling group members who sold those ADSs. The imposition of a penalty bid may also affect the price of the shares in that it discourages resales of those ADSs.

          Neither we nor the selling shareholders nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the ADSs. In addition, neither we nor the selling shareholders nor any of the underwriters makes any representation that the U.S. representative or the lead manager will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Other Relationships

          Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us. They have received customary fees and commissions for these transactions.

Selling Restrictions

          This prospectus does not constitute an offer of, or an invitation by or on behalf of, us or by or on behalf of the underwriters, to subscribe for or purchase, any of the ADSs in any jurisdiction to any person to whom it is unlawful to make such an offer or solicitation in that jurisdiction. The distribution of this prospectus and the offering of the ADSs in certain jurisdictions may be restricted by law. We and the underwriters require persons into whose possession this prospectus comes to inform themselves about and to observe any such restrictions.

          We will not offer or sell any ordinary shares or ADSs to any member of the public in the Cayman Islands.

Settlement Cycle

          We expect that delivery of the ADSs will be made against payment therefor on or about the date specified in the last paragraph of the cover page of this prospectus, which is the                     business day in New York following the date of this prospectus. Pursuant to Rule 15c6-1 under the Securities Exchange Act trades in the secondary market generally are required to settle in three business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the ADSs on the date of this prospectus or the next four succeeding business days will be required, by virtue of the fact that these securities will settle in T+                    , to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisors.

LEGAL MATTERS

          The validity of the ADSs and certain other legal matters with respect to U.S. federal and New York laws in connection with this offering will be passed upon for us by Latham & Watkins LLP. Certain legal matters with respect to U.S. federal and New York laws in connection with this offering will be passed upon for the underwriters by Simpson Thacher & Bartlett LLP. The validity of the ordinary shares represented by the ADSs offered in this offering will be passed upon for us by Maples and Calder Asia. Legal matters as to Chinese law will be passed upon for us by Commerce & Finance Law Office and for the underwriters by Jingtian & Gongcheng. Legal matters as to Hong Kong law will be passed upon for us by Boughton Peterson Yang Anderson. Latham & Watkins LLP may rely upon Maples and Calder Asia with respect to matters governed by Cayman Islands’ law, Commerce & Finance Law Office with respect to matters governed by Chinese law, and upon Boughton Peterson Yang Anderson with respect to matters governed by Hong Kong law. Simpson Thacher & Bartlett LLP may rely upon Maples and Calder Asia with respect to matters governed by Cayman Islands’ law and Jingtian & Gongcheng with respect to matters governed by Chinese law.

EXPERTS

          Our consolidated financial statements as of and for the years ended December 31, 2001 and 2002, and as of and for the nine months ended September 30, 2003, included in this prospectus have been audited by PricewaterhouseCoopers, independent public accountants, as stated in their reports appearing elsewhere in this prospectus, and are included in reliance upon the reports of PricewaterhouseCoopers given on their authority as experts in auditing and accounting.

          The offices of PricewaterhouseCoopers are located at 19th Floor, Shui On Plaza, 333 Huai Hai Zhong Road, Shanghai, 200021, China.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

          We have filed with the Securities and Exchange Commission a registration statement on Form F-1, including relevant exhibits and schedules under the Securities Act with respect to the ADSs and underlying ordinary shares, to be sold in this offering. This prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement. You should read the registration statement and its exhibits and schedules for further information with respect to us and our ADSs.

          Immediately upon completion of this offering, we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of proxy statements to shareholders. All information filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of these documents upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Additional information may also be obtained over the Internet at the SEC’s website at www.sec.gov. Our SEC filings, including this registration statement, and other information may also be inspected at the offices of the Nasdaq National Market, Reports Section, 1735 K Street, N.W. Washington, D.C. 20006.

          We will furnish the depositary referred to under “Description of American Depositary Shares” with annual reports, which will include annual audited consolidated financial statements prepared in accordance with U.S. GAAP. The depositary has agreed that, at our request, it will promptly mail these reports to all registered holders of ADSs. We will also furnish to the depositary all notices of shareholders’ meetings and other reports and communications that are made generally available to our shareholders. The depositary will arrange for the mailing of these documents to record holders of ADSs. Please see “Description of American Depositary Shares” for further details on the responsibilities of the depositary.

CTRIP.COM INTERNATIONAL, LTD.

REPORT OF INDEPENDENT AUDITORS

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF

CTRIP.COM INTERNATIONAL, LTD.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and comprehensive income (loss), of changes in shareholders’ equity (deficit) and of cash flows expressed in Renminbi present fairly, in all material respects, the financial position of Ctrip.com International, Ltd. as of December 31, 2001 and 2002, and the results of its operations and its cash flows for the years ended December 31, 2001 and 2002, in conformity with generally accepted accounting principles in the United States of America. These financial statements are the responsibility of Ctrip.com International, Ltd.’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards in the United States of America, which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 8 to the consolidated financial statements, Ctrip.com International, Ltd. changed its method of accounting for goodwill in the year ended December 31, 2002, to conform to Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets.”

/s/ PricewaterhouseCoopers

Shanghai, People’s Republic of China

September 19, 2003

CTRIP.COM INTERNATIONAL, LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

FOR THE YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002

		2000
	Note	(unaudited)	2001	2002	2002

		RMB	RMB	RMB	US$
					(Note
					2d)
Revenues:
Hotel reservation		5,338,990	43,379,536	96,762,837	11,690,427
Air-ticketing		845,776	1,831,855	5,600,241	676,595
Packaged tour		310,750	594,802	432,295	52,228
Others		412,940	576,075	2,517,316	304,130

Total revenues		6,908,456	46,382,268	105,312,689	12,723,380

Less: business tax and related surcharges		(455,554)	(2,398,690)	(5,264,035)	(635,976)

Net revenues		6,452,902	43,983,578	100,048,654	12,087,404

Costs of services		(1,949,479)	(7,939,835)	(13,673,013)	(1,651,909)

Gross profit		4,503,423	36,043,743	86,375,641	10,435,495

Operating expenses:
Product development		(6,817,324)	(7,759,081)	(13,364,920)	(1,614,686)
Sales and marketing		(17,378,333)	(30,359,491)	(32,308,004)	(3,903,300)
General and administrative		(11,677,103)	(14,814,417)	(15,702,137)	(1,897,058)
Share-based compensation*	13	—	(21,950)	(462,140)	(55,834)
Amortization of goodwill and other intangible assets		(370,822)	(1,806,611)	(353,241)	(42,677)
Other expenses incurred for joint venture companies	6	—	(934,572)	(915,056)	(110,553)

Total operating expenses		(36,243,582)	(55,696,122)	(63,105,498)	(7,624,108)

Income (loss) from operations		(31,740,159)	(19,652,379)	23,270,143	2,811,387

Interest income		735,178	2,190,983	319,230	38,568
Interest expense		—	(62,058)	(41,261)	(4,985)
Other income (expense)	10	(60,328)	(79,858)	1,014,872	122,613

Income (loss) before income tax benefit (expense), minority interests and share of loss of joint venture companies		(31,065,309)	(17,603,312)	24,562,984	2,967,583

Income tax benefit (expense)	10	7,087,874	2,341,899	(10,042,624)	(1,213,302)
Minority interests		—	—	70,997	8,578
Share of loss of joint venture companies	6	—	—	(397,824)	(48,064)

Net income (loss) for the year		(23,977,435)	(15,261,413)	14,193,533	1,714,795

Accretion for Series B Redeemable Convertible Preferred Shares		(2,195,177)	(14,316,112)	(16,492,526)	(1,992,549)

Dividends to holders of Series A and Series B Preferred Shares		—	—	(16,762,322)	(2,025,144)

Net loss attributable to ordinary shareholders		(26,172,612)	(29,577,525)	(19,061,315)	(2,302,898)

Other comprehensive income:
Translation adjustments		22,851	39,433	38,904	4,700

Comprehensive income (loss)		(23,954,584)	(15,221,980)	14,232,437	1,719,495

Loss per share
— Basic and diluted	17	(3.03)	(3.26)	(2.00)	(0.24)

Weighted average ordinary shares outstanding
— Basic and diluted		8,640,000	9,080,349	9,520,698	9,520,698

* Share-based compensation was related to the associated operating expense categories as follows:
Product development		—	(4,662)	(131,163)	(15,847)
Sales and marketing		—	(1,399)	(27,109)	(3,275)
General and administrative		—	(15,889)	(303,868)	(36,712)

		—	(21,950)	(462,140)	(55,834)

The accompanying notes are an integral part of these consolidated financial statements.

CTRIP.COM INTERNATIONAL, LTD.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2000, 2001 AND 2002

		2000
	Note	(unaudited)	2001	2002	2002

		RMB	RMB	RMB	US$
					(Note 2d)
ASSETS
Current assets:
Cash		88,907,851	42,463,537	38,931,118	4,703,473
Restricted short-term investment	4	—	24,829,800	—	—
Accounts receivable		1,705,447	7,369,159	13,969,400	1,687,717
Due from related parties	15	—	—	2,610,807	315,425
Prepayments and other current assets	5	1,601,089	3,896,008	3,406,593	411,568
Deferred tax assets, current	10	36,222	9,837,979	593,143	71,661

Total current assets		92,250,609	88,396,483	59,511,061	7,189,844

Investments in joint venture companies	6	—	—	5,102,176	616,421
Long-term loans to related parties	15	2,000,000	2,000,000	2,100,000	253,712
Long-term deposits		829,109	701,527	1,332,456	160,981
Property, equipment and software	7	5,288,388	9,571,311	18,707,187	2,260,114
Goodwill	8	7,702,552	6,915,849	9,515,849	1,149,660
Other intangible assets	8	2,359,281	1,339,373	986,132	119,140
Deferred tax assets, non-current	10	7,459,858	—	—	—

Total assets		117,889,797	108,924,543	97,254,861	11,749,872

LIABILITIES
Current liabilities:
Short-term bank loan	9	—	4,000,000	—	—
Accounts payable		1,797,037	589,304	1,001,359	120,979
Due to related parties	15	212,017	1,807,567	1,250,862	151,123
Salary and welfare payable		2,214,082	2,779,213	2,381,713	287,748
Taxes payable		147,167	706,147	1,937,586	234,090
Advances from customers		235,746	258,394	1,891,494	228,521
Provisions for customer reward program	2L	109,762	911,526	2,297,403	277,561
Deferred acquisition costs	3	3,008,749	—	—	—
Other payables and accruals	16	2,011,168	1,909,604	2,333,114	281,876

Total current liabilities		9,735,728	12,961,755	13,093,531	1,581,898

Minority interests		—	—	827,961	100,030
Series B Redeemable Convertible Preferred Shares (US$0.01 par value; 7,193,464 shares authorized, issued and outstanding as of December 31, 2000, 2001 and 2002, respectively; redeemable in October 2005 at US$3.1334 per share)	12	94,153,866	108,469,978	124,962,504	15,097,378
Commitments and contingencies	18	—	—	—	—
Shareholders’ equity (deficit)
Share capital (US$0.01 par value; 40,000,000 shares authorized, 8,640,000 shares issued and outstanding as of December 31, 2000, and 9,520,698 issued and outstanding as of December 31, 2001 and 2002, respectively)		715,392	788,314	788,314	95,240
Series A Convertible Preferred Shares (US$0.01 par value; 4,320,000 shares authorized, issued and outstanding as of December 31, 2000, 2001 and 2002, respectively)	11	357,696	357,696	357,696	43,215
Additional paid-in capital		37,883,425	26,621,353	—	—
Deferred share-based compensation	13	—	(96,263)	(1,077,460)	(130,174)
Cumulative translation adjustments		22,851	62,284	101,188	12,226
Accumulated deficit		(24,979,161)	(40,240,574)	(41,798,873)	(5,049,941)

Total shareholders’ equity (deficit)		14,000,203	(12,507,190)	(41,629,135)	(5,029,434)

Total liabilities and shareholders’ equity (deficit)		117,889,797	108,924,543	97,254,861	11,749,872

The accompanying notes are an integral part of these consolidated financial statements.

CTRIP.COM INTERNATIONAL, LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

FOR THE YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002

	Ordinary shares of
	Ctrip.com		Ordinary shares of
	(Hong Kong)		Ctrip.com,		Series A Convertible
	Limited		International Ltd.		Preferred Share
	(US$1 par value)		(US$0.01 par value)		(US$0.01 par value)
							Additional	Deferred	Cumulative		Total
	Number	Par	Number	Par	Number	Par	paid-in	share-based	translation	Accumulated	shareholders’
	of shares	value	of shares	value	of shares	value	capital	compensation	adjustments	deficit	equity (deficit)

		RMB		RMB		RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2000 (unaudited)	1,000	7,334	—	—	—	—	—	—	—	(1,001,726)	(994,392)
Issuance of ordinary shares of Ctrip.com International, Ltd. in exchange for ordinary shares of Ctrip.com (Hong Kong) Limited	(1,000)	(7,334)	8,640,000	715,392	—	—	2,593,525	—	—	—	3,301,583
Issuance of Series A Convertible Preferred Shares	—	—	—	—	4,320,000	357,696	35,870,437	—	—	—	36,228,133
Accretion for Series B Redeemable Convertible Preferred Shares	—	—	—	—	—	—	(2,195,177)	—	—	—	(2,195,177)
Loans waived by shareholders	—	—	—	—	—	—	1,614,640	—	—	—	1,614,640
Translation adjustments	—	—	—	—	—	—	—	—	22,851	—	22,851
Net loss	—	—	—	—	—	—	—	—	—	(23,977,435)	(23,977,435)

Balance as of December 31, 2000
(unaudited)	—	—	8,640,000	715,392	4,320,000	357,696	37,883,425	—	22,851	(24,979,161)	14,000,203

Accretion for Series B Redeemable Convertible Preferred Shares	—	—	—	—	—	—	(14,316,112)	—	—	—	(14,316,112)
Issuance of ordinary shares for an acquisition	—	—	880,698	72,922	—	—	2,935,827	—	—	—	3,008,749
Deferred share- based compensation	—	—	—	—	—	—	118,213	(96,263)	—	—	21,950
Translation adjustments	—	—	—	—	—	—	—	—	39,433	—	39,433
Net loss	—	—	—	—	—	—	—	—	—	(15,261,413)	(15,261,413)

Balance as of December 31, 2001	—	—	9,520,698	788,314	4,320,000	357,696	26,621,353	(96,263)	62,284	(40,240,574)	(12,507,190)

The accompanying notes are an integral part of these consolidated financial statements.

CTRIP.COM INTERNATIONAL, LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT) — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002

	Ordinary shares of
	Ctrip.com		Series A Convertible
	International, Ltd.		Preferred Share
	(US$0.01 par value)		(US$0.01 par value)
					Additional	Deferred	Cumulative		Total
	Number of	Par	Number	Par	paid-in	share-based	translation	Accumulated	shareholders’
	shares	value	of shares	value	capital	compensation	adjustments	deficit	equity (deficit)

		RMB		RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2002	9,520,698	788,314	4,320,000	357,696	26,621,353	(96,263)	62,284	(40,240,574)	(12,507,190)
Accretion for Series B Redeemable Convertible
Preferred Shares	—	—	—	—	(16,492,526)	—	—	—	(16,492,526)
Deferred share-based compensation	—	—	—	—	1,443,337	(981,197)	—	—	462,140
Dividends to shareholders	—	—	—	—	(11,572,164)	—	—	(15,751,832)	(27,323,996)
Translation adjustments	—	—	—	—	—	—	38,904	—	38,904
Net income	—	—	—	—	—	—	—	14,193,533	14,193,533

Balance as of December 31, 2002	9,520,698	788,314	4,320,000	357,696	—	(1,077,460)	101,188	(41,798,873)	(41,629,135)

The accompanying notes are an integral part of these consolidated financial statements.

CTRIP.COM INTERNATIONAL, LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002

	2000
	(unaudited)	2001	2002	2002

				US$
	RMB	RMB	RMB	(Note 2d)
Cash flows from operating activities:
Net income (loss) for the year	(23,977,435)	(15,261,413)	14,193,533	1,714,795
Adjustments for:
Share-based compensation costs	—	21,950	462,140	55,834
Depreciation and amortization of property, equipment and software	494,900	1,480,249	3,233,381	390,642
Minority interests	—	—	(70,997)	(8,578)
Amortization of goodwill and other intangible assets	370,822	1,806,611	353,241	42,677
Share of loss of joint venture companies	—	—	397,824	48,063
Increase in accounts receivable	(1,705,447)	(5,663,712)	(6,600,241)	(797,410)
Increase in due from related parties	—	—	(2,610,807)	(315,425)
(Increase) decrease in prepayments and other current assets	(929,332)	(2,294,919)	489,415	59,129
(Increase) decrease in long-term deposits	(829,109)	127,582	(630,929)	(76,226)
(Increase) decrease in deferred tax assets	(7,087,874)	(2,341,899)	9,244,836	1,116,917
Increase (decrease) in accounts payable	1,797,037	(1,207,733)	1,245,705	150,500
Increase (decrease) in due to related parties	1,421,186	1,595,550	(556,705)	(67,258)
Increase (decrease) in salary and welfare payable	2,051,304	565,131	(397,500)	(48,024)
Increase in taxes payable	128,329	558,980	1,231,439	148,777
Increase in advances from customers	235,096	22,648	1,633,100	197,303
Increase in provisions for customer reward program	109,762	801,764	1,385,877	167,435
(Decrease) increase in other payables and accruals	(663,462)	(101,564)	423,510	51,167

Net cash (used in) provided by operating activities	(28,584,223)	(19,890,775)	23,426,822	2,830,318

Cash flows from investing activities:
Purchase of property, equipment and software	(4,561,965)	(5,763,172)	(13,202,907)	(1,595,113)
Increase in long-term loans to related parties	(2,000,000)	—	(100,000)	(12,081)
(Increase) decrease in restricted short-term investment	—	(24,829,800)	24,829,800	2,999,819
Purchase of a subsidiary	(7,086,150)	—	—
Purchase of a business	—	—	(2,600,000)	(314,120)
Investments in joint venture companies	—	—	(5,500,000)	(664,484)

Net cash (used in) provided by investing activities	(13,648,115)	(30,592,972)	3,426,893	414,021

Cash flows from financing activities:
Proceeds from (repayment of) short-term bank loan	—	4,000,000	(4,000,000)	(483,261)
Proceeds from issuance of Series A Convertible Preferred Shares and Series B Redeemable Convertible Preferred Shares, net of issuance costs of RMB1,025,627 and RMB1,341,133, respectively	128,186,822	—	—	—
Cash received by a subsidiary on issuance of ordinary shares from minority shareholders	—	—	898,958	108,608
Dividends paid	—	—	(27,323,996)	(3,301,156)

Net cash provided by (used in) financing activities	128,186,822	4,000,000	(30,425,038)	(3,675,809)

Effect of foreign exchange rate changes on cash	22,851	39,433	38,904	4,700
Net increase (decrease) in cash	85,977,335	(46,444,314)	(3,532,419)	(426,770)
Cash, beginning of year	2,930,516	88,907,851	42,463,537	5,130,243

Cash, end of year	88,907,851	42,463,537	38,931,118	4,703,473

Supplemental disclosure of cash flow information
Cash paid during the year for income taxes	—	—	—
Cash paid during the year for interest expense	—	62,058	41,261	4,985
Supplemental schedule of non-cash investing and financing activities:
Issuance of ordinary shares for the acquisition of a subsidiary	—	3,008,749	—	—

The accompanying notes are an integral part of these consolidated financial statements.

CTRIP.COM INTERNATIONAL, LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002
(Amounts expressed in RMB unless otherwise stated)

1.     ORGANIZATION AND NATURE OF OPERATIONS

          The accompanying consolidated financial statements include the financial statements of Ctrip.com International, Ltd. (the “Company”) and its subsidiaries, which consist of Ctrip.com (Hong Kong) Limited (“Ctrip Hong Kong”), Ctrip Computer Technology (Shanghai) Co., Ltd. (“Ctrip Computer Technology”) and Home Inns & Hotels Management (Hong Kong) Limited (“Home Inns Hong Kong”). The Company and its subsidiaries are collectively referred to as the “Group”.

          The Company was incorporated in the Cayman Islands on March 3, 2000 as an exempt company with limited liability under the Companies Law Cap. 22. After the incorporation of the Company, ordinary shares of Ctrip.com International, Ltd. were exchanged for ordinary shares of Ctrip Hong Kong, which owns all the equity interest of Ctrip Computer Technology. Since this reorganization was treated as a transaction among common shareholders, the accompanying consolidated financial statements have been prepared as if the Company had been in operation since the incorporation of Ctrip Hong Kong.

          Ctrip Hong Kong and Home Inns Hong Kong were incorporated in Hong Kong on June 11, 1999 and May 28, 2001, respectively. Ctrip Computer Technology was incorporated in the People’s Republic of China (the “PRC”) on January 19, 1994.

          The Group is principally engaged in the provision of travel related services including hotel reservations, air-ticketing, packaged-tour services, as well as, to a lesser extent, Internet-related advertising and other related services. The Group has also been engaged in hotel management operations in the PRC through Home Inns Hong Kong.

2.     PRINCIPAL ACCOUNTING POLICIES

a.     Basis of presentation

          The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“US GAAP”).

          The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenues and expenses during the reporting periods. Actual results could materially differ from those estimates.

b.     Consolidation

          The consolidated financial statements include the financial statements of the Company and its subsidiaries. All significant transactions and balances between the Company and its subsidiaries have been eliminated upon consolidation. Investments in joint venture companies are accounted for by the equity method. The Company’s share of income (loss) of the joint venture companies is included in the consolidated statements of operations and comprehensive income (loss).

          A subsidiary is an entity in which the Company, directly or indirectly, controls more than one half of the voting power; has the power to appoint or remove the majority of the members of the board of directors; to cast a majority of votes at the meeting of the board of directors or to govern the financial and operating policies of the investee under a statue or agreement among the shareholders or equity holders.

          A joint venture company is an entity under a contractual arrangement whereby the Company and other unrelated parties undertake economic activities, which is subject to joint control and none of the participating parties has unilateral control over the economic activities.

CTRIP.COM INTERNATIONAL, LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

c.     Variable interest entities

          As of December 31, 2002, the Company conducts a small part of its operations through a series of agreements with certain variable interest entities (“VIE or VIEs”) including Shanghai Ctrip Commerce, Shanghai Huacheng and Beijing Chenhao. These VIEs are used solely to facilitate the Company’s participation in Internet content provision, advertising business, travel agency and air-ticketing services in the PRC where foreign ownership is restricted (Note 15).

          Shanghai Ctrip Commerce is a domestic company incorporated in Shanghai, the PRC. Shanghai Ctrip Commerce holds an Internet content provider (“ICP”) license and advertising license and is primarily engaged in provision of advertising business on the Internet website. A director and senior executive of the Company hold 51% and 49% of the equity interest in Shanghai Ctrip Commerce, respectively. The registered capital of Shanghai Ctrip Commerce is RMB2,000,000.

          Shanghai Huacheng is also a domestic company incorporated in Shanghai, the PRC. Shanghai Huacheng holds a domestic travel agency license and an air transport sales agency license and mainly provides local guided tour services. Shanghai Ctrip Commerce holds 90% of the equity interest in Shanghai Huacheng. The registered capital of Shanghai Huacheng is RMB500,000.

          Beijing Chenhao is also a domestic company incorporated in Beijing, the PRC. Beijing Chenhao holds an air transport sales agency license and is mainly engaged in the provision of air-ticketing services. A director and senior executive of the Company hold 80% and 20% of the equity interest in Beijing Chenhao, respectively. The registered capital of Beijing Chenhao is RMB500,000.

          As of December 31, 2002, the cumulative losses incurred by the VIEs were less than RMB450,000. The aggregate maximum legal exposure for the Company’s involvement with its VIEs as of December 31, 2002 is RMB2,950,000, representing the capital injected by the director or senior executives. The capital injected by the director or senior executives are funded by the Company and were recorded as long-term loans to related parties. The Company does not have any ownership interest in these VIEs.

d.     Foreign currencies

          The Company’s functional currency is the Renminbi (“RMB”). Transactions denominated in currencies other than RMB are translated into RMB at the exchange rates quoted by the People’s Bank of China (the “PBOC”) prevailing at the dates of the transactions. Gains and losses resulting from foreign currency transactions are included in the consolidated statements of operations and comprehensive income (loss). Monetary assets and liabilities denominated in foreign currencies are translated into RMB using the applicable exchange rates quoted by the PBOC at the balance sheet dates. All such exchange gains and losses are included in the statements of operations and comprehensive income (loss). The exchange differences for the translation of group companies balances where RMB is not their functional currency are included in translation adjustments, which is a separate component of shareholders’ equity (deficit) on the consolidated financial statements.

          Translations of amounts from RMB into United States dollars (“US$”) are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB8.2771, on September 30, 2003, representing the noon buying rate in the City of New York for cable transfers of RMB, as certified for customs purposes by the Federal Reserve Bank of New York. No representation is intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on September 30, 2003, or at any other rate.

CTRIP.COM INTERNATIONAL, LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

e.     Cash

          Cash represents cash on hand and demand deposits placed with banks or other financial institutions. Included in the cash balance as of December 31, 2000, 2001 and 2002 are amounts denominated in US$ totaling US$10,142,030; US$4,266,819 and US$1,102,635, respectively (equivalent to approximately RMB83,946,597; RMB35,316,888 and RMB9,126,620, respectively).

f.     Short-term investment

          As of December 31, 2001, short-term investment represented time deposits placed with a bank, with an original maturity of over three months (Note 9).

g.     Property, equipment and software

          Property, equipment and software are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the following estimated useful lives, taking into account any estimated residual value:

Building	20 years
Leasehold improvements	Lesser of the term of the lease or the estimated useful lives of the assets
Website-related equipment	5 years
Computer equipment	5 years
Furniture and fixtures	3-5 years
Software	5 years

h.     Goodwill and other intangible assets

          In June 2001, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 141, “Business Combination” and SFAS No. 142, “Goodwill and Other Intangible Assets”. SFAS No. 141 requires that all business combinations be accounted for under the purchase method and that certain acquired intangible assets in a business combination be recognized as assets apart from goodwill. SFAS No. 142 requires that ratable amortization of goodwill be replaced with periodic tests of the goodwill’s impairment and that identifiable intangible assets other than goodwill be amortized over their estimated useful lives. The Company adopted SFAS No. 142 in 2002 and performed the initial steps of the transitional impairment tests as required.

          Separately identifiable intangible assets that have determinable lives continue to be amortized, and consist primarily of a customer list and a travel supplier agreement. As required under SFAS No. 142, the Company continues to amortize intangible assets on a straight-line basis over their estimated useful lives, which range from one to five years. The Company has prospectively ceased the amortization of goodwill upon the adoption of SFAS No. 142.

          No impairment on goodwill and other intangible assets was recognized each of the years ended December 31, 2000, 2001 and 2002.

i.     Impairment of long-lived assets

          Prior to January 1, 2002, the Company evaluated the recoverability of long-lived assets in accordance with SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of ”. As of January 1, 2002, the Company has adopted SFAS Opinion No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, which addresses the financial accounting and reporting for

CTRIP.COM INTERNATIONAL, LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

the recognition and measurement of impairment losses for long-lived assets. In accordance with these standards, long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company recognizes impairment of long-lived assets in the event that the net book value of such assets exceeds the future undiscounted cash flows attributable to such assets. No impairment of long-lived assets was recognized for each of the years ended December 31, 2000, 2001 and 2002.

j.     Long-term loans to related parties

          Long-term loans to related parties were made to a director and senior executives of the Company to fund their acquisition or establishment of certain VIEs that are used solely to facilitate the Company’s participation in Internet content provision, advertising business, travel agency and air-ticketing services in the PRC where foreign ownership is restricted. The Company expects that it will continue to be involved in, and provide financial support to, the VIEs. Accordingly, to the extent losses not recoverable are incurred by the VIEs, the Company will accrue for such losses by recording a valuation allowance against long-term loans to related parties.

k.     Financial instruments

          Financial instruments of the Company primarily comprise of cash, restricted short-term investment, accounts receivable, due from related parties, short-term bank loan, accounts payable, long-term loans to related parties, due to related parties, advances from customers and other payables. As of December 31, 2000, 2001 and 2002, their carrying value approximated their fair value.

l.     Provisions for customer reward program

          The Company invites its customers to participate in a reward program, which provides travel awards and other gifts to members based on accumulated membership points that vary depending on the services rendered and fees paid. The estimated incremental costs to provide free travel and other gifts are recognized as sales and marketing expense in the statements of operations and comprehensive income (loss) and accrued for as a current liability as members accumulate points. As members redeem awards or their entitlements expire, the provision is reduced correspondingly. As of December 31, 2000, 2001 and 2002, the Company made provisions of RMB109,762, RMB 911,526 and RMB 2,297,403, respectively, based on the estimated liabilities under the customer reward program.

m.     Revenue recognition

          The Group conducts its principal businesses primarily through Ctrip Computer Technology. Some of the operations of Ctrip Computer Technology are conducted through a series of services and other agreements with certain VIEs, including Shanghai Ctrip Commerce, Shanghai Huacheng and Beijing Chenhao.

          Ctrip Computer Technology is subject to business tax and related surcharges on the services provided in the PRC. Such tax is levied on the Ctrip Computer Technology based on gross revenues at the applicable rate of 5.5%. In the statements of operations and comprehensive income, business tax and related surcharges are deducted from gross revenues to arrive at net revenues.

     Hotel reservation services

          The Company receives commissions from travel suppliers for hotel room reservations through the Company’s transaction and service platform. Commissions from hotel reservation services rendered are recognized after hotel customers have completed their stay at the applicable hotel and upon confirmation of

CTRIP.COM INTERNATIONAL, LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

pending payment of the commissions by the hotel. Contracts with certain travel suppliers contain incentive commissions typically subject to achieving specific performance targets and such incentive commissions are recognized when it is reasonably assured that the Company is entitled to such incentive commissions. The Company generally receives incentive commissions from monthly arrangements with hotels based on the number of hotel room reservations where customers have completed their stays. The Company presents revenues from such transactions on a net basis in the statements of operations and comprehensive income (loss) as the Company does not assume any inventory risks and generally has no obligations for cancelled hotel reservations.

     Air-ticketing services

          The Company receives commissions from travel suppliers for air-ticketing services through the Company’s transaction and service platform under various services agreements with related and unrelated parties. Commissions from air-ticketing services rendered are recognized after air tickets are issued and delivered to customers. Contracts with certain travel suppliers contain incentive commissions typically subject to achieving specific performance targets and such incentive commissions are recognized when they are reasonably assured that the Company is entitled to such incentive commissions. The Company presents revenues from such transactions on a net basis in the statements of operations and comprehensive income (loss) as the Company does not assume any inventory risks and generally has no obligations for cancelled airline ticket reservations.

          Under the service agreement entered into between Ctrip Computer Technology and Beijing Chenhao, a related party, the Company derives a portion of the revenues on air-ticketing services from services provided to Beijing Chenhao at a fee agreed by both parties. During the years ended December 31, 2000, 2001 and 2002, service fees charged to Beijing Chenhao amounted to nil, nil and RMB1,208,673, respectively.

     Packaged tour

          The Company receives referral fees from related and unrelated travel agencies for packaged tour services. Referral fees are recognized at net commission after the services are rendered. Under the service agreement entered into between Ctrip Computer Technology and Shanghai Huacheng, a related party, the Company derives a portion of the revenues on packaged tour services from services provided to Shanghai Huacheng at a fee agreed by both parties. During the years ended December 31, 2000, 2001 and 2002, service fees charged to Shanghai Huacheng amounted nil, nil and RMB217,530, respectively.

     Other businesses

          Other businesses comprise Internet–related advertising services and the sale of VIP membership cards.

          Under the service agreement entered into between Ctrip Computer Technology and Shanghai Ctrip Commerce, a related party, the Company derives its advertising revenue from the fees earned from services provided to Shanghai Ctrip Commerce at the price mutually agreed by both parties. Accordingly, the Company recognizes advertising revenue from Shanghai Ctrip Commerce based on the service agreement at the same time as Shanghai Ctrip Commerce recognizes its advertising revenue when services are rendered. During the years ended December 31, 2000, 2001 and 2002, service fees charged to Shanghai Ctrip Commerce amounted to RMB410,878, RMB395,788 and RMB684,675, respectively.

          Revenue from the sale of VIP membership cards is recognized when the products are sold, provided that no significant obligations remain for the Company.

CTRIP.COM INTERNATIONAL, LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

n.     Costs of services

          Costs of services consist primarily of payroll compensation, telecommunication expenses, depreciation, rentals and related expenses incurred by the Company’s transaction and service platform which are directly attributable to the rendering of the Company’s travel related services and other businesses.

o.     Product development

          Product development costs include expenses incurred by the Company to develop the Company’s travel supplier networks as well as to maintain, monitor and manage the Company’s websites. The Company recognizes website and software development costs in accordance with Statement of Position (“SOP”) No. 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use”. As such, the Company expenses all costs that are incurred in connection with the planning and implementation phases of development and costs that are associated with repair or maintenance of the existing websites or the development of software and websites content. Costs incurred in the development phase are capitalized and amortized over the estimated product life. Since the inception of the Company, the amount of costs qualifying for capitalization has been immaterial and as a result, all website and software development costs have been expensed as incurred.

p.	Sales and marketing

          Sales and marketing costs consist primarily of costs of advertising expenses, commission fees, production costs of marketing materials, expenses associated with the Company’s customer reward program and payroll and related compensation for the Company’s sales and marketing personnel. Advertising expenses, totaled RMB8,910,378, RMB4,372,030 and RMB4,949,206 during the years ended December 31, 2000, 2001 and 2002, respectively, are charged to the statements of operations and comprehensive income (loss) when incurred.

q.     Share-based compensation

          The Company accounts for share-based compensation arrangements in accordance with Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB No. 25”), and complies with the disclosure provisions of SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS No. 123”). In general, compensation cost under APB No. 25 is recognized based on the difference, if any, between the estimated fair value of the Company’s ordinary shares and the amount an employee is required to pay to acquire the ordinary shares, as determined on the date the option is granted. Total compensation cost as determined at the grant date of option is recorded in shareholders’ equity as additional paid-in-capital with an offsetting entry recorded to deferred share-based compensation. Deferred share-based compensation is amortized on a straight-line basis and charged to expense over the vesting period of the underlying options.

          If the compensation cost for the Company’s share-based compensation plan had been determined based on the estimated fair value at the grant dates for the share option awards as prescribed by SFAS

CTRIP.COM INTERNATIONAL, LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

No. 123, the Company’s net loss attributable to ordinary shareholders and loss per share would have resulted in the pro forma amounts disclosed below:

	2000
	(unaudited)	2001	2002

	RMB	RMB	RMB
Net loss attributable to ordinary shareholders as reported	(26,172,612)	(29,577,525)	(19,061,315)
Add: Adjustments for APB No. 25	—	21,950	462,140
Less: Fair value of share options	—	(46,881)	(528,074)

Pro forma net loss attributable to ordinary shareholders	(26,172,612)	(29,602,456)	(19,127,249)

Basic and diluted loss per share
— As reported	(3.03)	(3.26)	(2.00)

— Pro forma	(3.03)	(3.26)	(2.01)

          The effects of applying SFAS No. 123 methodology in this pro forma disclosure are not indicative of future amounts. Additional share option awards in future years are expected.

r.     Operating leases

          Leases where substantially all the rewards and risks of ownership of assets remain with the leasing company are accounted for as operating leases. Payments made under operating leases net of any incentives received by the Company from the leasing company are charged to the statements of operations and comprehensive income (loss) on a straight-line basis over the lease periods.

s.     Taxation

          Deferred income taxes are provided using the balance sheet liability method. Under this method, deferred income taxes are recognized for the tax consequences of significant temporary differences by applying enacted statutory rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The tax base of an asset or liability is the amount attributed to that asset or liability for tax purposes. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all of, the deferred tax assets will not be realized.

t.     Other income

          Other income primarily consists of financial subsidies. During the year ended December 31, 2002, the Company received financial subsidies totaling RMB783,900 from a local government authority and such amount is recorded as other income in the statement of operations and comprehensive income. There are no defined rules and regulations to govern the criteria necessary for companies to enjoy such benefits and the amount of financial subsidy are determined at the discretion of the relevant government authority. Financial subsidies are recognized as other income when received.

u.     Statutory reserves

          In accordance with the Regulations on Enterprises with Foreign Investment of China and its articles of association, Ctrip Computer Technology, a wholly foreign owned enterprise, is required to allocate at least

CTRIP.COM INTERNATIONAL, LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

10% of its after-tax profit according to Chinese accounting standards and regulations to the general reserve. Ctrip Computer Technology may stop allocations to the general reserve if such reserve has reached 50% of its registered capital. Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the board of directors of Ctrip Computer Technology. These reserves can only be used for specific purposes and are not transferrable to the Company in form of loans, advances, or cash dividends. During the years ended December 31, 2000, 2001 and 2002, no appropriations to statutory reserves have been made as Ctrip Computer Technology was in an accumulated deficit position.

v.     Dividends

          Dividends are recognized when declared. The dividends recognized in 2002 totaling RMB27,323,996, representing a return of capital, was distributed to holders of ordinary shares, Series A and Series B convertible preferred shares on a pro rata as-converted basis.

          The allocation for the dividends to the then existing holders of ordinary shares, Series A and Series B Convertible preferred shares were RMB10,561,674, RMB4,792,341 and RMB11,969,981, respectively.

w.     Earning (loss) per share

          In accordance with SFAS No. 128 “Computation of Earnings Per Share” (“SFAS No. 128”), basic earning (loss) per share is computed by dividing net loss attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. Diluted earning (loss) per share is calculated by dividing net loss attributable to ordinary shareholders by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of the ordinary shares issuable upon the conversion of the convertible preference shares (using the as-converted method) and ordinary shares issuable upon the exercise of outstanding share options (using the treasury stock method). Ordinary equivalent shares in the diluted earning (loss) per share computation are excluded in net loss periods as their effect would be anti-dilutive.

w.     Segment reporting

          The Company follows SFAS No. 131 “Disclosures about Segment of an Enterprise and Related Information”.

          The Company operates and manages its business as a single segment. The Company primarily generates its revenues from customers in China. Accordingly, no geographical segments are presented.

x.     Recent accounting pronouncements

          In June 2001, the FASB issued SFAS No. 143 “Accounting for Asset Retirement Obligations” which addresses accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS No. 143 requires an entity to recognize an asset retirement obligation in the period in which it is incurred, and the entity shall capitalize the asset retirement cost by increasing the carrying amount of the related asset by the same amount as the liability and subsequently allocate that retirement cost to expense over the asset’s useful life. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. The Company does not expect that the adoption of SFAS No. 143 will have a material effect on the Company’s financial position or results of operations.

          In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure”. SFAS No. 148 amends SFAS No. 123, “Accounting for Stock-Based Compensation”, to provide alternative methods of transition for companies that voluntarily change to a fair value-based method of accounting for share-based employee compensation. SFAS No. 148 also amends the disclosure provisions of SFAS No. 123. The provisions of SFAS No. 148 are effective for fiscal years ending after

CTRIP.COM INTERNATIONAL, LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 15, 2002. The Company has elected to continue to account for share-based compensation under the provisions of APB No. 25 and has followed the disclosure requirements under SFAS No. 148.

          In April 2002, the FASB issued SFAS No. 145 “Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections”. SFAS No. 145 requires gains and losses on extinguishments of debt to be classified as income or loss from continuing operations, rather than as extraordinary items, as previously required under SFAS Opinion No. 4 “Reporting Gains and Losses from Extinguishment of Debt, an amendment of APB Opinion No. 30”. Extraordinary treatment will be required for certain extinguishments, as provided in APB Opinion No. 30 “Reporting the Results of Operations — Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions”. The statement also amended SFAS No. 13 “Accounting for Leases” for certain sale-leaseback transactions and sublease accounting. SFAS No. 145 is effective since January 1, 2003. The adoption of SFAS No. 145 did not have a material effect on the Company’s financial position or results of operations.

          In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”. SFAS No. 146 nullifies Emerging Issues Task Force (“EITF”) Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity”, under which a liability for an exit cost was recognized at the date of an entity’s commitment to an exit plan. SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized at fair value when the liability is incurred. The provisions of this statement are effective for exit or disposal activities that are initiated after December 31, 2002. The Company does not believe that this announcement will have a significant impact on its financial statements.

          In November 2002, the FASB issued FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others” (“FIN 45”). FIN 45 requires the recognition of a liability for certain guarantee obligations issued or modified after December 31, 2002. FIN 45 also clarifies disclosure requirements to be made by a guarantor for certain guarantees. The disclosure provisions of FIN 45 are effective for interim periods and fiscal years ending after December 15, 2002. The Company has adopted the disclosure provisions of FIN 45 as of December 31, 2002.

          In November 2002, the EITF reached a consensus on Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables” (“EITF No. 00-21”). This issue addresses how revenue arrangements with multiple deliverables should be divided into separate units of accounting and how the arrangement consideration should be allocated to the identified separate accounting units. EITF No. 00-21 is effective for fiscal periods beginning after June 15, 2003. The Company does not believe that this announcement will have a significant impact on its financial statements.

          In January 2003, the FASB issued FASB Interpretation No. 46, “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51” (“FIN 46”). FIN 46 requires certain VIEs to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective for all new VIEs created or acquired after January 31, 2003. For VIEs created or acquired prior to February 1, 2003, FIN 46 must be adopted for the first interim or annual period beginning after June 15, 2003. The Company will fully adopt this announcement during the year ending December 31, 2003 in which the financial statements of Guangzhou Guangcheng, a Variable Interest Entity established on April 28, 2003 in the PRC (Note 19), will be consolidated into the Company’s financial statements on the date of establishment, where the financial statements of Shanghai Ctrip Commerce, Shanghai Huacheng and Beijing Chenhao, all of which were established prior to January 31, 2003, will be consolidated into the Company’s financial statements starting the third quarter of 2003. The Company does not believe that this announcement will have a significant impact on

CTRIP.COM INTERNATIONAL, LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

the presentation of its historical financial statements as of and for the years ended December 31, 2000, 2001 and 2002.

          In June 2003, the FASB issued SFAS No. 149 “Amendment of Statement 133 on Derivative Instruments and Hedging Activities”. SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities”. It is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. All provisions of SFAS No. 149 should be applied prospectively. The Company does not expect that the adoption of SFAS No. 149 will have a material effect on the Company’s financial position or results of operations.

          In June 2003, the FASB issued SFAS No. 150 “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”. SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or as an asset in some circumstances). It is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. It is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of SFAS No. 150 and still existing at the beginning of the interim period of adoption. Restatement is not permitted. The Company does not expect that the adoption of SFAS No. 150 will have a material effect on the Company’s financial position or results of operations.

z.     Certain risks and concentration

          Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash, restricted cash, accounts receivable, due from related parties and prepayments and other current assets. As of December 31, 2000, 2001 and 2002, substantially all of the Company’s cash, restricted cash and short-term investments were held in major financial institutions located in the PRC and in Hong Kong, which management believes are of high credit quality. Accounts receivable are typically unsecured and denominated in RMB, and are derived from revenues earned from operations arising in the PRC. Due from related parties mainly represent amounts lent to directors for the purpose of acquisitions of operations/ businesses and the establishment of various VIEs for the benefits of the Company’s operations.

          No individual customer accounted for more than 10% of net revenues during the years ended December 31, 2000, 2001 and 2002. No individual customer accounted for more than 10% of accounts receivable as of December 31, 2000, 2001 and 2002.

3.     MAJOR ACQUISITION

          On October 18, 2000, the Company acquired Beijing Modern Express Business Travel Services Co. Ltd. (“Beijing Modern Express”), a company incorporated in the PRC, for a total consideration of approximately RMB11,008,749, consisting of 880,698 of the Company’s ordinary shares with an estimated fair value of RMB3,008,749 and a cash consideration of RMB8,000,000. The ordinary shares were issued in July 2001. Accordingly, the estimated fair value of the ordinary shares on the date of acquisition has been recognized as deferred acquisition costs as of December 31, 2000. The acquisition has been accounted for as a purchase business combination and the results of operations from the acquisition date have been included in the Company’s consolidated financial statements.

CTRIP.COM INTERNATIONAL, LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

          The allocation of the purchase price is as follows:

Cash	913,850
Other current assets	272,463
Property, equipment and software	904,238
Intangible assets —
Customer list	1,766,206
Travel supplier agreement	800,000
Goodwill	7,866,449
Current liabilities	(1,514,457)

Total consideration	11,008,749

          The net cash impact due to the acquisition of Beijing Modern Express is as follows:

Cash consideration paid	8,000,000
Less: Cash of Beijing Modern Express	(913,850)

Net cash outflow upon acquisition of Beijing Modern Express	7,086,150

          The excess of purchase price over fair values of tangible and identified intangible acquired assets and liabilities assumed was recorded as goodwill. The estimated useful lives of goodwill and intangible assets acquired are as follows:

Years

Goodwill	10
Intangible assets —
Customer list	5
Travel supplier agreement	1

          The Company ceased amortization of goodwill after the adoption of SFAS No. 142.

          The following unaudited pro forma consolidated financial information reflects the results of operations for the year ended December 31, 2000, as if the acquisition had occurred on January 1, 2000. These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of what operating results would have been had the acquisition actually taken place on January 1, 2000, and may not be indicative of future operating results.

For the year ended
December 31,
2000
(unaudited)

RMB
Revenues	13,016,096
Loss from operations	31,264,161
Net loss for the year	23,501,437

          In February 2002, the Company acquired the air-ticketing business of Beijing Hai’an Air-ticketing Service Company for a total cash consideration of RMB2,600,000.

CTRIP.COM INTERNATIONAL, LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

4.     RESTRICTED SHORT-TERM INVESTMENT

          As of December 31, 2001, restricted short-term investment represents time deposits held with a bank, with an original maturity of over three months, in the amount of US$3,000,000 pledged for a RMB denominated short-term bank loan of RMB4,000,000.

5.     PREPAYMENTS AND OTHER CURRENT ASSETS

          Components of prepayments and other current assets as of December 31 are as follows:

	2000
	(unaudited)	2001	2002

	RMB	RMB	RMB
Interest receivable	—	1,180,709	—
Employee advances	10,700	55,556	120,226
Inventory for resale	—	792,034	437,240
Rental and other deposits	475,692	1,016,383	986,848
Prepayments for acquisition of property, equipment and software	236,717	—	665,543
Prepayments for rental and advertisement	414,993	397,403	486,871
Others	462,987	453,923	709,865

Total	1,601,089	3,896,008	3,406,593

6.     INVESTMENTS IN JOINT VENTURE COMPANIES

          During the year ended December 31, 2002, Home Inns Hong Kong, an investment holding company, together with a Chinese joint venture partner, established joint venture companies engaged in hotel management operations in the PRC. Certain details of the joint venture companies as of December 31, 2002 are as follows:

Percentage
of equity
interest
	Place and date of	attributable
Name	incorporation	to the Group	Principal activities

Home Inns & Hotels Management (Beijing) Limited (“Home Inns Beijing”)	The PRC June 28, 2002	55% (indirectly)	Hotel management
Home Inns & Hotels Management (Shanghai) Limited	The PRC November 29, 2002	55% (indirectly)	Hotel management

          The operations of the joint venture companies have not been included in the consolidated financial statements as the Group does not exercise effective control over these companies. The joint venture companies are accounted for under the equity method of accounting as the Company does have significant influence over the operations of these companies due to certain substantive participating rights held by the minority shareholders.

CTRIP.COM INTERNATIONAL, LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

          Combined financial information of the joint venture companies as of and for the year ended December 31, 2002 is as follows:

2002

RMB
(unaudited)
Balance sheet:
Current assets	5,448,470
Less: current liabilities	(2,331,894)
Non-current assets	6,160,108

Net assets	9,276,684

Statement of operations:
Revenues	4,414,845
Net loss	(723,316)

          In the statements of operations and comprehensive income (loss), other expenses incurred for joint venture companies mainly consist payroll compensation and other expenses incurred by the Company in relation to the development of hotel management operations prior to the establishment of Home Inns Beijing.

          Subsequent to the issuance of convertible preferred shares by Home Inns Hong Kong on February 28, 2003, the Company ceased to have control over Home Inns Hong Kong. Accordingly, investment in Home Inns Hong Kong is accounted for by equity method thereafter (Note 19).

          According to a board resolution on August 27, 2003, all the Company’s equity interest in Home Inns Hong Kong has been distributed out of the Company’s reserves to the existing holders of Series A and Series B Convertible Preferred Shares and ordinary shares as share dividends on an as-converted basis (Note 19).

7.     PROPERTY, EQUIPMENT AND SOFTWARE

          Property, equipment and software and its related accumulated depreciation and amortization as of December 31 are as follows:

	2000
	(unaudited)	2001	2002

	RMB	RMB	RMB
Building	—	—	7,189,803
Leasehold improvements	230,729	1,085,036	1,951,462
Website-related equipment	1,052,285	2,203,388	3,662,707
Computer equipment	3,380,837	6,580,180	7,838,315
Furniture and fixtures	657,243	1,153,199	2,649,313
Software	780,700	843,163	471,363
Less: accumulated depreciation and amortization	(813,406)	(2,293,655)	(5,055,776)

Net book value	5,288,388	9,571,311	18,707,187

8.     GOODWILL AND OTHER INTANGIBLE ASSETS

          Goodwill and other intangible assets are attributable to the purchase of Beijing Modern Express and Beijing Hai’an Air-ticketing Service Company (Note 3).

CTRIP.COM INTERNATIONAL, LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

          Gross carrying amount, accumulated amortization and net book value of the goodwill and other intangible assets as of December 31 are as follows:

	2000
	(unaudited)	2001	2002

	RMB	RMB	RMB
Goodwill	7,866,449	7,866,449	10,466,449
Less: accumulated amortization	(163,897)	(950,600)	(950,600)

Net book value	7,702,552	6,915,849	9,515,849

Other intangible assets —
Customer list	1,766,206	1,766,206	1,766,206
Travel supplier agreement	800,000	800,000	800,000

	2,566,206	2,566,206	2,566,206

Less: accumulated amortization —
Customer list	(73,592)	(426,833)	(780,074)
Travel supplier agreement	(133,333)	(800,000)	(800,000)

	(206,925)	(1,226,833)	(1,580,074)

Net book value	2,359,281	1,339,373	986,132

	2000
	(unaudited)	2001	2002

	RMB	RMB	RMB
Goodwill at the beginning of the year	—	7,702,552	6,915,849
additions due to acquisition of businesses	7,866,449	—	2,600,000
amortization for the year	(163,897)	(786,703)	—

Goodwill at the end of the year	7,702,552	6,915,849	9,515,849

          The table below shows the effect on net loss attributable to ordinary shareholders and loss per share had SFAS No. 142 been adopted in prior periods:

	2000	2001

	RMB	RMB
Reported net loss attributable to ordinary shareholders	(26,172,612)	(29,577,525)
Add back: Amortization of goodwill	163,897	786,703

Adjusted net loss attributable to ordinary shareholders	(26,008,715)	(28,790,822)

Reported basic and diluted loss per share	(3.03)	(3.26)
Add back: Amortization of goodwill	0.02	0.09

Adjusted basic and diluted loss per share	(3.01)	(3.17)

CTRIP.COM INTERNATIONAL, LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

          The annual estimated amortization expense for the acquired intangible assets for the next five years is as follows:

Amortization

RMB
2003	353,241
2004	353,241
2005	279,650
2006	—
2007	—

986,132

9.     SHORT-TERM BANK LOAN

          As of December 31, 2001, short-term bank loan represented a RMB4,000,000 bank loan secured by bank deposits of US$3,000,000. The annual interest rate applicable to the bank loan was 6.138%. The short-term bank loan was drawn for working capital purposes.

10.     TAXATION

     Cayman Islands

          Under the current laws of Cayman Islands, the Company is not subject to tax on income or capital gain. In addition, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

     Hong Kong

          The Company’s subsidiaries did not have assessable profits that were earned in or derived from Hong Kong during the years ended December 31, 2000, 2001 and 2002. Therefore, no Hong Kong profit tax has been provided for.

     China

          The Company’s subsidiary and joint venture companies registered in the PRC are subject to PRC Enterprise Income Tax (“EIT”) on the taxable income as reported in their respective statutory financial statements adjusted in accordance with relevant income tax laws. In accordance with “Income Tax Law of China for Enterprises with Foreign Investment and Foreign Enterprises”, the applicable EIT rates are 30% plus a local income tax of 3%.

          Subsequent to December 31, 2002, Ctrip Computer Technology has applied to the relevant government authorities to obtain the status of a “High New Technology Development Enterprise”. Upon approval by the relevant government authorities and tax bureau, Ctrip Computer Technology would enjoy a preferential EIT rate of 15%. However, as of the date of the issuance of these financial statements, there is no assurance that such preferential tax rate will be granted to Ctrip Computer Technology.

CTRIP.COM INTERNATIONAL, LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

     Composition of income tax benefit (expense)

          The current and deferred portion of income tax benefit (expense) included in the consolidated statements of operations and comprehensive income (loss) for the years ended December 31 are as follows:

	2000
	(unaudited)	2001	2002

	RMB	RMB	RMB
Current income tax	—	—	(797,788)
Recognition (utilization) of deferred tax assets	7,087,874	2,341,899	(9,244,836)

Income tax benefit (expense)	7,087,874	2,341,899	(10,042,624)

     Reconciliation of the differences between statutory tax rate and the effective tax rate

          A reconciliation between the statutory EIT rate and the Group’s effective tax rate for the years ended December 31 is as follows:

	2000
	(unaudited)	2001	2002

Statutory EIT rate	33%	33%	33%
Non-deductible expenses incurred outside the PRC	(7)%	(21)%	7%
Other non-deductible expenses	(3)%	1%	1%

Effective EIT rate	23%	13%	41%

     Significant components of deferred tax assets

	2000
	(unaudited)	2001	2002

	RMB	RMB	RMB
Tax loss carryforwards	7,459,858	8,739,932	—
Temporary differences	36,222	1,098,047	593,143
Less: valuation allowance	—	—	—

Deferred tax assets	7,496,080	9,837,979	593,143

          The Company has not recorded a valuation allowance related to deferred tax assets. During the years ended December 31, 2000 and 2001, the Company had operating loss and credit carryforwards for income tax purposes aggregating RMB22,605,630 and RMB26,484,642, which expire in 2004 through 2005 and expire in 2004 through 2006, respectively. The tax loss carryforwards were fully utilized during the year ended December 31, 2002.

11.     SERIES A CONVERTIBLE PREFERRED SHARES

          In March 2000, the Company entered into a Series A Preferred Share Subscription Agreement, whereby the Company authorized and issued 432,000 shares of the Company’s Series A Convertible Preferred Shares (“Series A Preferred Shares”) at an issue price of $10.4167 per share. In June 6, 2000, the Company increased the number of Series A Preferred Shares from 432,000 shares to 4,320,000 shares by decreasing the par value from US$0.10 each to US$0.01 each. The authorized and issued Series A Preferred Shares was increased to 4,320,000 shares accordingly.

CTRIP.COM INTERNATIONAL, LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

          The holders of Series A Preferred Shares had various rights and preferences as follows:

Voting

          Each holder of Series A Preferred Shares had voting rights equal to the number of ordinary shares then issuable upon its conversion into ordinary shares. Each holder of Series A Preferred Shares generally voted together with holders of the ordinary shares.

     Dividends

          The holders of the Series A Preferred Shares shall be entitled to receive out of any funds legally available therefore, when and if declared by the Board of Directors of the Company, dividends equal to five percent (5%) of initial conversion price. No dividends or distribution shall be payable except out of the profits of the Company, realized or unrealized, or out of the share premium account or as otherwise permitted.

     Liquidation

          In the event of any liquidation, dissolution or winding up of the Company, either voluntary or involuntary, after setting aside or paying in full the Series B Preferred Shares liquidation preference, the holders of the Series A Preferred Shares shall be entitled to receive, prior and in preference to any distribution of any of the assets or surplus funds of the Company to the holders of the ordinary shares or any other class or series of shares by reason of their ownership of such shares, the amount equal to US$1.0417 (the “Series A Preferred Shares Liquidation Preference”) for each shares held and, plus declared but unpaid dividends.

     Conversion

          Each Series A Preferred Share shall automatically be converted into ordinary shares at the then effective conversion price, respectively, upon the closing of an underwritten public offering of the ordinary shares of the Company in the United States at a price not less than US$4.70 per share proportionally adjusted for share subdivisions, share dividends, reorganizations, reclassifications, consolidations, or mergers, with the gross proceeds to the Company in excess of US$25,000,000, or in a similar public offering of the ordinary shares of the Company in a jurisdiction and on a recognized securities exchange outside of the United States, provided that such public offering is reasonably equivalent to the aforementioned public offering in the United States in terms of price, offering proceeds and regulatory approval. Otherwise, a holder of Series A Preferred Shares may opt to convert all but not part at any time after issuance date into such number of fully paid and non-assessable ordinary shares at a conversion price of US$1.04167 (each Series A Convertible Preferred Share is convertible into one ordinary share). No beneficial conversion feature charge was recognized for the issuance of Series A Preferred Shares as the estimated fair value of the ordinary shares is less than the conversion price on the date of issuance.

12.     SERIES B REDEEMABLE CONVERTIBLE PREFERRED SHARES

          In November 2000, the Company entered into a Series B Preferred Shares Subscription Agreement, whereby the Company authorized and issued 7,193,464 shares of the Company’s Series B Mandatorily Redeemable Convertible Preferred Shares (“Series B Preferred Shares”) at an issue price of US$1.5667 per share.

          The holders of Series B Preferred Shares had various rights and preferences as follows:

     Voting

          Each holder of Series B Preferred Shares had voting rights equal to the number of ordinary shares then issuable upon its conversion into ordinary shares. However, subsequent to the adjustment of the Series B

CTRIP.COM INTERNATIONAL, LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Preferred Shares conversion price as of December 31, 2001, each holder of Series B Preferred Shares shall be entitled to one and a half (1.5) times the number of votes equal to the number of ordinary shares. Each holder of Series B Preferred Shares generally voted together with holders of the ordinary shares.

     Dividends

          No dividends, whether in cash, in property or in ordinary shares of the Company can be declared on outstanding ordinary shares unless the Board of Directors has declared a dividend for Series B Preferred Share. No dividends or distribution shall be payable except out of the profits of the Company, realized or unrealized, or out of the share premium account or as otherwise permitted.

     Liquidation

          In the event of any liquidation, dissolution or winding up of the Company, either voluntary or involuntary, the holders of Series B Preferred Shares shall be entitled to receive, prior and in preference to any distribution of any of the assets or surplus of the Company to the holders of Series A Preferred Shares and ordinary shares or any other class or series of shares by reason of their ownership of such shares, the amount equal to US$1.5667.

     Conversion

          Each share of Series B Preferred Shares shall automatically be converted into ordinary shares at the then effective conversion price, upon the closing of an underwritten public offering of the ordinary shares of the Company in the United States at a price not less than US$4.70 per share proportionally adjusted for share subdivisions, share dividends, reorganizations, reclassifications, consolidations, or mergers, with the gross proceeds to the Company in excess of US$25,000,000, or in a similar public offering of the ordinary shares of the Company in a jurisdiction and on a recognized securities exchange outside of the United States, provided that such public offering is reasonably equivalent to the aforementioned public offering in the United States in terms of price, offering proceeds and regulatory approval. Otherwise, a holder of Series B Preferred Shares may opt to convert each share at any time after issue date into such number of fully paid and non-assessable ordinary shares at a conversion price of US$1.5667 prior to December 31, 2001. Subsequently, the conversion price was adjusted to US$1.0445 (each Series B Convertible Preferred Share is convertible into 1.5 ordinary shares) in accordance with a formula as determined by the Subscription Agreement of Series B Preference Shares with reference to the net revenue as shown in year 2001 audited consolidated financial statements, prepared under accounting principles generally accepted in Hong Kong. No beneficial conversion feature charge was recognized for the issuance of Series A Preferred Shares as the estimated fair value of the ordinary shares is less than the conversion price on the date of issuance.

     Redemption

          At any time commencing five calendar years after the Series B Preferred Shares issue date, each Series B Preferred Share shall be redeemable at the option of the holders of a majority of the then outstanding shares of Series B Preferred Shares, out of funds legally available, therefore including capital, at a redemption price equal to US$3.13334 per share plus all declared but unpaid dividends.

          On September 4, 2003, holders of Series B Preferred Shares agreed to forfeit its redemption rights for no consideration (Note 19).

13.     SHARE OPTION PLAN

          On April 15, 2000, the Company adopted a share option plan that provides for the issuance of up to 144,000 ordinary shares in effect for a term of 10 years unless sooner terminated by shareholders and Board of

CTRIP.COM INTERNATIONAL, LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Directors. Under the share option plan, the directors may, at their discretion, grant any senior executives (including directors) and employees of the Company and/or its subsidiaries to take up share options to subscribe for shares. These share options are vested over a period of 3 years and can be exercised within 5 years from the date of grant. On June 6, 2000, the Company increased the number of ordinary shares from 2,000,000 shares to 20,000,000 shares by decreasing the par value from US$0.10 each to US$0.01 each. The total number of ordinary shares reserved for the share option plan increased from 144,000 to 1,440,000 accordingly. On July 1, 2001, the total number of ordinary shares reserved for the share option plan was increased to 1,728,000 shares. All share options granted under this plan have an exercise price of US$0.7716. Up to the date of the issuance of these financial statements, 1,538,160 options were granted under this share option plan.

          The following table summarizes the Company’s share option activity:

	2000
	(unaudited)	2001	2002

Outstanding at beginning of year	—	1,422,280	1,330,100
Granted	1,868,680	207,080	253,440
Exercised	—	—	—
Forfeited	(446,400)	(299,260)	(134,820)

Outstanding at end of year	1,422,280	1,330,100	1,448,720

Vested and exercisable at end of year	—	394,978	803,425

          In connection with the share options granted during the years ended December 31, 2000, 2001 and 2002, the Company recognized deferred share-based compensation totaling nil, RMB96,263 and RMB1,077,460, respectively, which is being amortized over the vesting period of three years. Share-based compensation expense recognized during the years ended December 31, 2000, 2001 and 2002, totaled nil, RMB21,950 and RMB462,140, respectively.

          The Company calculated the estimated fair value of share options on the date of grant using the Black-Scholes pricing method with the following assumptions:

	2000
	(unaudited)		2001		2002

Risk-free interest rate		2.65%		2.65%		2.65%
Expected life (years)		5		5		5
Expected dividend yield		0		0		0
Volatility		0		0		0
Fair value of options at grant date	US$	nil	US$	0.0145	US$	0.8628
	US$	nil	US$	0.3375	US$	1.1311

          If compensation cost for the Company’s share-based compensation plan been determined based on the estimated fair value at the grant dates for the share option awards as prescribed by SFAS No. 123, the Company’s net loss attributable to ordinary shareholders during the years ended December 31, 2000, 2001 and 2002 will be RMB26,172,612, RMB29,602,456 and RMB2,364,927, respectively.

14.     EMPLOYEE BENEFITS

          The full-time employees of Ctrip Computer Technology which was established in the PRC are entitled to staff welfare benefits including medical care, welfare subsidies, unemployment insurance and pension benefits. Ctrip Computer Technology is required to accrue for these benefits based on certain percentages of the employees’ salaries in accordance with the relevant regulations and make contributions to

CTRIP.COM INTERNATIONAL, LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

the state-sponsored pension and medical plans out of the amounts accrued for medical and pension benefits. The total provision accrued for such employee benefits amounted to RMB1,026,011, RMB2,793,619 and RMB3,458,859 for the years ended December 31, 2000, 2001 and 2002, respectively. The Chinese government is responsible for the medical benefits and ultimate pension liability to these employees.

15. RELATED PARTY TRANSACTIONS

          Certain VIEs were considered related parties as these VIEs were owned by a director and senior executives of the company. These VIEs own certain licenses that are necessary for a certain part of the Group’s operation. The Company has entered into various service agreements with these VIEs which generally charge a fee agreed by both parties (Note 2(c)).

          Under the service agreements, the Company provides consulting and other support on technology, administrative, marketing and other services to the VIE and charges a service fee for those services rendered. Under the terms of the service agreements with Beijing Chenhao and Ctrip Commerce, Beijing Chenhao and Ctrip Commerce are not allowed to (i) receive similar services from other parties or (ii) transfer, sell, leave, or pledge its assets without the consent of the Company. The terms of the service agreements with Shanghai Huacheng and Beijing Chenhao expire in April 2004 and June 2004, respectively. The service agreement with Ctrip Commerce can be terminated by the Company without cause.

          During the years ended December 31, significant related party transactions are as follows:

	2000
	(unaudited)	2001	2002

	RMB	RMB	RMB
Service fees from Beijing Chenhao	—	—	1,208,673
Service fees from Shanghai Huacheng	—	—	217,530
Service fees from Shanghai Ctrip Commerce	410,878	395,788	684,675
Commission income from joint venture companies	—	—	163,548
Rental expense to a related party	51,000	—	—
Property, equipment and software purchased from a related party	186,000	—	—
Consulting fees to a related party	100,000	—	—
Payables waived by directors and senior executives	1,614,640	—	—

CTRIP.COM INTERNATIONAL, LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

          As of December 31, balances with related parties are as follows:

	2000
	(unaudited)	2001	2002

	RMB	RMB	RMB
Due from related parties:
Due from VIEs — Shanghai Huacheng	—	—	747,283
— Beijing Chenhao	—	—	1,863,524

	—	—	2,610,807

Long-term loans to related parties:
— Director and senior executives	2,000,000	2,000,000	2,100,000

Due to related parties:
Due to VIEs — Shanghai Ctrip Commerce	212,017	1,504,283	1,250,862
— Shanghai Huacheng	—	303,284	—

	212,017	1,807,567	1,250,862

          The amounts due from and due to related parties as of December 31, 2000, 2001 and 2002, mainly arose from the transactions disclosed above and in Note 2(i), revenue received and expenses paid on behalf on each other. They are unsecured, interest-free and have no fixed repayment terms.

16.     OTHER PAYABLES AND ACCRUALS

          Components of other payables and accruals as of December 31 are as follows:

	2000
	(unaudited)	2001	2002

	RMB	RMB	RMB
Deposits received from suppliers	265,000	492,000	403,046
Accrued expenses	765,440	1,124,176	1,466,130
Accrued share issuance costs	869,400	—	—
Others	111,328	293,428	463,938

Total	2,011,168	1,909,604	2,333,114

CTRIP.COM INTERNATIONAL, LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

17.     LOSS PER SHARE

          Basic loss per share and diluted loss per share have been calculated in accordance with SFAS No. 128 as follows:

	2000
	(unaudited)	2001	2002

	RMB	RMB	RMB
Net loss (Numerator for basic and diluted loss per share — net loss attributable to ordinary shareholders)	(26,172,612)	(29,577,525)	(19,061,315)

Denominator for basic loss per share — weighted average ordinary shares outstanding	8,640,000	9,080,349	9,520,698
Effect of dilutive securities	—	—	—

Denominator for diluted loss per share — weighted average number of ordinary shares and dilutive potential ordinary shares	8,640,000	9,080,349	9,520,698

Basic and diluted loss per share	(3.03)	(3.26)	(2.00)

          Potentially dilutive securities that were not included in the computation of diluted loss per share because of their antidilutive effects include Series A Preferred Shares, the Series B Preferred Shares and share options granted to employees.

18.     COMMITMENTS AND CONTINGENCIES

     Operating lease commitments

          The Group has entered into leasing arrangements relating to office premises, equipment and others that are classified as operating leases. Future minimum lease payments for non-cancelable operating leases at December 31 are as follows:

	Office	Equipment
	premises	and others	Total

	RMB	RMB	RMB
2003	2,417,629	4,547,548	6,965,177
2004	1,805,552	430,802	2,236,354
2005	54,291	7,500	61,791
2006	—	—	—
2007	—	—	—

	4,277,472	4,985,850	9,263,322

          Rental expense totaled approximately RMB2,843,141, RMB4,798,074 and RMB4,687,822 during the years ended December 31, 2000, 2001 and 2002, respectively, and is charged to the statements of operations and comprehensive income (loss) when incurred.

CTRIP.COM INTERNATIONAL, LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

     Capital commitments

          As of December 31, 2002, capital commitments for office decoration amounted to RMB579,045.

     Contingencies

          The Company is incorporated in Cayman Islands and considered as a foreign entity under PRC laws. Due to the restrictions on foreign ownership of the air-ticketing, travel agency, advertising and Internet content provision businesses, the Company conducts these businesses partly through various VIEs. These VIEs hold the licenses and approvals that are essential for the Company’s business operations. In the opinion of the Company’s PRC legal counsel, the current ownership structures and the contractual arrangements with these VIEs and their shareholders as well as the operations of these VIEs are in compliance with all existing PRC laws, rules and regulations. However, there may be changes and other developments in PRC laws and regulations. Accordingly, the Company cannot be assured that PRC government authorities will not take a view in the future contrary to the opinion of the Company’s legal counsel. If the current ownership structures of the Company and its contractual arrangements with VIEs were found to be in violation of any existing or future PRC laws or regulations, the Company may be required to restructure its ownership structure and operations in China to comply with changing and new Chinese laws and regulations.

19.     SUBSEQUENT EVENTS

          a. On February 28, 2003, Home Inns Hong Kong entered into a Series A Preferred Shares Purchase Agreement, whereby Home Inns Hong Kong authorized and issued 86,207 shares of Series A Convertible Preferred Shares at an issue price of US$46.40 per share. Following the issue of the preferred shares and according to the shareholders’ agreement, the equity interest of the Company on an as converted basis dropped to 31.16% and the investors are entitled to appoint the majority of directors on the board of Home Inns Hong Kong. The Company ceased to have control over Home Inns Hong Kong on February 28, 2003, and accordingly the investment in Home Inns Hong Kong is accounted for by equity method thereafter.

          b. On February 28, 2003, Home Inns Hong Kong has contributed an additional registered capital of RMB28,945,000 into Home Inns Beijing. The effective equity interest of Home Inns Hong Kong in Home Inns Beijing increased from 55% to 76%.

          c. On March 13, 2003, Ctrip.com Travel Information Technology (Shanghai) Co., Ltd. (“Ctrip Travel Information”), a wholly-owned subsidiary of the Company, was established in Shanghai, PRC. Effective April 2003, Ctrip Computer Technology transferred a certain portion of the hotel reservation business to Ctrip Travel Information. The EIT rate applicable to Ctrip Travel Information is 15% as it is registered in Pudong New District, Shanghai.

          d. On April 15, 2003, the Company adopted a new share option plan which provides for the issuance of up to 1,187,510 ordinary shares. Under the share option plan, the directors may, at their discretion, grant any senior executives (including directors) and employees of the Company and/or its subsidiaries to take up share options to subscribe for shares. These share options are vested over a period of 3 years and can be exercised within 5 years from the date of grant. Up to the date of the issuance of these financial statements, 711,660 share options were granted with an exercise price of US$2.11 under this new share option plan.

          e. On April 28, 2003, Guangzhou Guangcheng Commercial Service Co., Ltd. (“Guangzhou Guangcheng”), a VIE incorporated in Guangzhou, PRC, was established by Shanghai Ctrip Commerce and a senior executive, each holding 90% and 10% of the equity interest in Guangzhou Guangcheng, respectively. Guangzhou Guangcheng is in the process of applying for an air-ticketing license.

          f. On August 4, 2003, the Company, through its senior executive, entered into an agreement to acquire 66% of equity interests of Shanghai Cuiming International Travel Agency Co., Ltd. (“Shanghai

CTRIP.COM INTERNATIONAL, LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Cuiming”), a company incorporated in Shanghai, PRC, with a consideration of RMB1,980,000. Shanghai Cuiming holds a travel agency license for both cross border and domestic package-tour business. The Company is in the process of entering into a service agreement with Shanghai Cuiming. However, these transactions have not yet been completed as of the date of the issuance of these financial statements.

          g. On August 27, 2003, the board resolved to distribute, out of the Company’s reserves, all equity interest of the Company in Home Inns Hong Kong to the existing holders of Series A and Series B Convertible Preferred Shares and ordinary shares as share dividends on an as-converted basis.

          h. On September 4, 2003, the Company entered into a Series C Preferred Shares Purchase Agreement, whereby the Company authorized and issued 2,180,755 shares of Series C Convertible Preferred Shares, with a par value of US$0.01, at an issue price of US$4.5856 per share. Series C Convertible Preferred Shares are non-redeemable and are automatically convertible into one ordinary share at an initial conversion price of US$4.5856 (subject to anti-dilution adjustment) upon (i) the election of a majority of the outstanding shares of Series C Convertible Preferred Shares or (ii) the consummation of an underwritten public offering with aggregate proceeds in excess of US$25,000,000. Holders of Series C Convertible Preferred Shares are entitled to participate with holders of ordinary shares in any dividends or similar distributions on an as-converted basis. In the event of any liquidation, dissolution or winding-up of the Company, holder of Series C Convertible Preferred Shares are entitled to receive, prior and in preference to any distribution of any of the assets or surplus funds of the Company to the holders of the ordinary shares or any other class of series of shares. No beneficial conversion feature charge was recognized for the issuance of Series C Convertible Preferred Shares as the estimated fair value of the ordinary shares is less than the conversion price on the date of issuance.

          i. In September 2003, as part of the Series C Convertible Preferred Share issuance, the shareholders of the Company’s Series B Preferred Shares forfeited their redemption rights for no consideration in anticipation of the public offering of the Company’s ordinary shares.

          j. In September 2003, immediately after the issuance of Series C Convertible Preferred Shares, the net proceeds received from investors were fully utilized to repurchase 842,936, 382,481 and 636,889 shares of Company’s ordinary shares, Series A Convertible Preferred Shares and Series B Convertible Preferred Shares at US$4.5283, US$4.5283 and US$6.7924, respectively, on a pro-rata as-converted basis. The repurchase price per share for each class of shares was determined based on the issuance price of Series C Preferred Shares adjusted for legal and other professional service expenses and conversion features, where applicable. The excess of the repurchase price over the carrying amount of the Series A and Series B Convertible Preferred Shares was treated as a deemed dividend and amounted to RMB11,223,324 and RMB24,112,826, respectively. The purchased shares were retired upon repurchase.

REPORT OF INDEPENDENT AUDITORS

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF

CTRIP.COM INTERNATIONAL, LTD.:

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations and comprehensive income, of changes in shareholders’ equity and of cash flows expressed in Renminbi present fairly, in all material respects, the financial position of Ctrip.com International, Ltd. as of September 30, 2003, and the results of its operations and its cash flows for the nine-month period ended September 30, 2003, in conformity with generally accepted accounting principles in the United States of America. These financial statements are the responsibility of Ctrip.com International, Ltd.’s management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with generally accepted auditing standards in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers

Shanghai, People’s Republic of China

October 30, 2003

CTRIP.COM INTERNATIONAL, LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2002 AND 2003

		For the
		nine-month	For the	For the
		period ended	nine-month	nine-month
		September 30,	period ended	period ended
		2002	September 30,	September 30,
	Note	(unaudited)	2003	2003

		RMB	RMB	US$
				(Note 2d)
Revenues:
Hotel reservation		67,221,566	95,528,052	11,541,246
Air-ticketing		3,342,852	11,647,949	1,407,250
Packaged tour		390,215	1,735,043	209,620
Others		1,483,571	2,415,036	291,773

Total revenues		72,438,204	111,326,080	13,449,889

Less: business tax and related surcharges		(3,628,998)	(5,609,269)	(677,685)

Net revenues		68,809,206	105,716,811	12,772,204

Costs of services		(9,100,511)	(14,447,164)	(1,745,438)

Gross profit		59,708,695	91,269,647	11,026,766

Operating expenses:
Product development		(9,170,139)	(13,254,566)	(1,601,354)
Sales and marketing		(23,519,885)	(28,401,278)	(3,431,308)
General and administrative		(11,173,090)	(12,432,604)	(1,502,048)
Share-based compensation*	11	(336,127)	(1,030,843)	(124,541)
Amortization of goodwill and other intangible assets		(264,931)	(264,931)	(32,008)
Other expenses incurred for joint venture companies	4	(915,056)	—	—

Total operating expenses		(45,379,228)	(55,384,222)	(6,691,259)

Income from operations		14,329,467	35,885,425	4,335,507

Interest income		216,972	242,577	29,307
Interest expense		(41,261)	—	—
Other income, net	7	263,044	3,474,706	419,797

Income before income tax expense, minority interests and share of income (loss) of joint venture companies		14,768,222	39,602,708	4,784,611

Income tax expense	7	(6,155,572)	(10,966,291)	(1,324,895)
Minority interests		31,594	(17,540)	(2,119)
Share of income (loss) of joint venture companies	4	(187,931)	573,423	69,278

Net income for the period		8,456,313	29,192,300	3,526,875

Accretion for Series B Redeemable Convertible Preferred Shares		(12,140,355)	(12,365,534)	(1,493,945)
Deemed dividends to holders of Series A and Series B Convertible Preferred Shares for spin-off of joint venture companies	2u	—	(2,829,064)	(341,794)
Deemed dividends upon repurchase of Preferred Shares	10	—	(35,336,150)	(4,269,146)

Net loss attributable to ordinary shareholders		(3,684,042)	(21,338,448)	(2,578,010)

Other comprehensive income:
Translation adjustments		39,803	86,670	10,471

Comprehensive income		8,496,116	29,278,970	3,537,346

Loss per share	15
— Basic and diluted		(0.39)	(2.26)	(0.27)

Weighted average ordinary shares outstanding
— Basic and diluted		9,520,698	9,439,526	9,439,526

* Share-based compensation was related to the associated operating expense categories as follows:
Product development		(94,640)	(254,072)	(30,696)
Sales and marketing		(22,497)	(81,997)	(9,906)
General and administrative		(218,990)	(694,774)	(83,939)

		(336,127)	(1,030,843)	(124,541)

The accompanying notes are an integral part of these financial statements.

CTRIP.COM INTERNATIONAL, LTD.

CONSOLIDATED BALANCE SHEETS

AS OF SEPTEMBER 30, 2002 AND 2003

				September 30,		September 30,
				2003		2003
		September 30,		(unaudited		(unaudited
		2002	September 30,	pro forma -	September 30,	pro forma -
	Note	(unaudited)	2003	Note 16)	2003	Note 16)

		RMB	RMB	RMB	US$	US$
					(Note 2d)	(Note 2d)
ASSETS
Current assets:
Cash		61,488,096	70,352,608	70,352,608	8,499,669	8,499,669
Accounts receivable		12,962,938	25,536,956	25,536,956	3,085,254	3,085,254
Due from related parties	13	5,912,762	545,270	545,270	65,877	65,877
Prepayments and other current assets	3	3,348,439	8,110,991	8,110,991	979,931	979,931
Deferred tax assets, current	7	3,682,407	684,155	684,155	82,656	82,656

Total current assets		87,394,642	105,229,980	105,229,980	12,713,387	12,713,387

Investments in joint venture companies	4	5,314,195	—	—	—	—
Long-term loans to related parties	13	2,100,000	4,290,000	4,290,000	518,298	518,298
Long-term deposits		850,997	9,276,454	9,276,454	1,120,737	1,120,737
Property, equipment and software	5	11,420,189	22,965,842	22,965,842	2,774,624	2,774,624
Goodwill	6	9,515,849	9,515,849	9,515,849	1,149,660	1,149,660
Other intangible assets	6	1,074,442	721,201	721,201	87,132	87,132

Total assets		117,670,314	151,999,326	151,999,326	18,363,838	18,363,838

LIABILITIES
Current liabilities:
Accounts payable		2,312,223	14,393,027	14,393,027	1,738,897	1,738,897
Due to related parties	13	1,511,946	—	—	—	—
Salary and welfare payable		3,749,423	5,013,383	5,013,383	605,693	605,693
Taxes payable		1,241,576	10,492,243	10,492,243	1,267,623	1,267,623
Advances from customers		197,591	2,002,790	2,002,790	241,968	241,968
Provisions for customer reward program	2k	1,869,656	3,470,457	3,470,457	419,284	419,284
Other payables and accruals	14	1,480,392	7,538,601	7,538,601	910,778	910,778

Total current liabilities		12,362,807	42,910,501	42,910,501	5,184,243	5,184,243

Minority interests		512,476	57,266	57,266	6,919	6,919
Series B Redeemable Convertible Preferred Shares (US$0.01 par value; 7,193,464 shares authorized, issued and outstanding as of September 30, 2002)	9	120,610,333	—	—	—	—
Commitments and contingencies	17	—	—	—	—	—
Shareholders’ equity (deficit)
Share capital (US$0.01 par value; 40,000,000 shares authorized, 9,520,698 shares issued and outstanding as of September 30, 2002; 49,157,064 shares authorized, 8,677,762 issued and outstanding as of September 30, 2003)		788,314	718,522	2,039,447	86,808	246,396
Series A Convertible Preferred Shares (US$0.01 par value; 4,320,000 shares authorized, issued and outstanding as of September 30, 2002; 3,937,519 shares authorized, issued and outstanding as of September 30, 2003)	8	357,696	326,025	—	39,389	—
Series B Convertible Preferred Shares (US$0.01 par value; 6,556,575 shares authorized, issued and outstanding as of September 30, 2003)	9	—	542,886	—	65,589	—
Series C Convertible Preferred Shares (US$0.01 par value; 2,180,755 shares authorized, issued and outstanding as of September 30, 2003)	10	—	180,570	—	21,815	—
Additional paid-in capital		15,937,815	140,114,159	139,842,715	16,927,929	16,895,134
Deferred share-based compensation	11	(1,216,953)	(3,454,731)	(3,454,731)	(417,384)	(417,384)
Cumulative translation adjustments		102,087	187,858	187,858	22,696	22,696
Accumulated deficit		(31,784,261)	(29,583,730)	(29,583,730)	(3,574,166)	(3,574,166)

Total shareholders’ equity (deficit)		(15,815,302)	109,031,559	109,031,559	13,172,676	13,172,676

Total liabilities and shareholders’ equity (deficit)		117,670,314	151,999,326	151,999,326	18,363,838	18,363,838

The accompanying notes are an integral part of these financial statements.

CTRIP.COM INTERNATIONAL, LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2002 AND 2003

			Series A Convertible		Series B Convertible		Series C Convertible
	Ordinary shares		Preferred Share		Preferred Share		Preferred Share
	(US$0.01 par value)		(US$0.01 par value)		(US$0.01 par value)		(US$0.01 par value)
										Deferred	Cumulative		Total
	Number		Number		Number		Number		Additional	share-based	translation	Accumulated	shareholders’
	of shares	Par value	of shares	Par value	of shares	Par value	of shares	Par value	paid-in capital	compensation	adjustments	deficit	equity (deficit)

		RMB		RMB		RMB		RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2002	9,520,698	788,314	4,320,000	357,696	—	—	—	—	26,621,353	(96,263)	62,284	(40,240,574)	(12,507,190)
Deferred share-based compensation	—	—	—	—	—	—	—	—	1,456,817	(1,120,690)	—	—	336,127
Accretion for Series B Redeemable Convertible Preferred Shares	—	—	—	—	—	—	—	—	(12,140,355)	—	—	—	(12,140,355)
Translation adjustments	—	—	—	—	—	—	—	—	—	—	39,803	—	39,803
Net income	—	—	—	—	—	—	—	—	—	—	—	8,456,313	8,456,313

Balance as of September 30, 2002 (unaudited)	9,520,698	788,314	4,320,000	357,696	—	—	—	—	15,937,815	(1,216,953)	102,087	(31,784,261)	(15,815,302)

Balance as of January 1, 2003	9,520,698	788,314	4,320,000	357,696	—	—	—	—	—	(1,077,460)	101,188	(41,798,873)	(41,629,135)
Accretion for Series B Redeemable Convertible Preferred Shares	—	—	—	—	—	—	—	—	—	—	—	(12,365,534)	(12,365,534)
Spin-off of joint venture companies	—	—	—	—	—	—	—	—	—	—	—	(4,611,623)	(4,611,623)
Reclassification upon removal of redemption rights for Series B Convertible Preferred Shares	—	—	—	—	7,193,464	595,621	—	—	136,732,417	—	—	—	137,328,038
Issuance of Series C Convertible Preferred Shares	—	—	—	—	—	—	2,180,755	180,570	82,619,430	—	—	—	82,800,000
Repurchase of shares	(842,936)	(69,792)	(382,481)	(31,671)	(636,889)	(52,735)	—	—	(82,645,802)	—	—	—	(82,800,000)
Deferred share-based compensation	—	—	—	—	—	—	—	—	3,408,114	(2,377,271)	—	—	1,030,843
Translation adjustments	—	—	—	—	—	—	—	—	—	—	86,670	—	86,670
Net income	—	—	—	—	—	—	—	—	—	—	—	29,192,300	29,192,300

Balance as of September 30, 2003	8,677,762	718,522	3,937,519	326,025	6,556,575	542,886	2,180,755	180,570	140,114,159	(3,454,731)	187,858	(29,583,730)	109,031,559

The accompanying notes are an integral part of these financial statements.

CTRIP.COM INTERNATIONAL, LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2002 AND 2003

	For the
	nine-month	For the	For the
	period ended	nine-month	nine-month
	September 30,	period ended	period ended
	2002	September 30,	September 30,
	(unaudited)	2003	2003

			US$
	RMB	RMB	(Note 2d)
Cash flows from operating activities:
Net income for the period	8,456,313	29,192,300	3,526,875
Adjustments for:
Share-based compensation costs	336,127	1,030,843	124,541
Depreciation and amortization of property, equipment and software	2,319,203	3,908,674	472,227
Minority interests	(31,594)	17,540	2,119
Amortization of goodwill and other intangible assets	264,931	264,931	32,008
Share of loss (income) of joint venture companies	187,931	(573,423)	(69,278)
Increase in accounts receivable	(5,593,779)	(11,567,556)	(1,397,537)
(Increase) decrease in due from related parties	(5,912,762)	3,700,243	447,046
Decrease (increase) in prepayments and other current assets	547,569	(4,704,398)	(568,363)
Increase in long-term deposits	(149,470)	(7,943,998)	(959,756)
Decrease (increase) in deferred tax assets	6,155,572	(91,012)	(10,996)
Increase in accounts payable	2,556,569	13,391,668	1,617,918
Decrease in due to related parties	(295,621)	(1,250,862)	(151,123)
Increase in salary and welfare payable	970,210	2,631,670	317,946
Increase in taxes payable	535,429	8,554,657	1,033,533
(Decrease) increase in advances from customers	(60,803)	111,296	13,446
Increase in provisions for customer reward program	958,130	1,173,054	141,723
Decrease in other payables and accruals	(429,212)	(241,447)	(29,170)

Net cash provided by operating activities	10,814,743	37,604,180	4,543,159

Cash flows from investing activities:
Decrease in restricted short-term investment	24,829,800	—	—
Proceeds from disposal of equity interest in a former subsidiary	—	199,962	24,158
Purchase of property, equipment and software	(5,003,857)	(8,078,728)	(976,034)
Increase in long-term loans to related parties	(100,000)	(2,190,000)	(264,585)
Decrease in cash arising from deconsolidation of a former subsidiary	—	(1,789,594)	(216,210)
Purchase of a business	(2,600,000)	—	—
Investments in joint venture companies	(5,500,000)	—	—

Net cash provided by (used in) investing activities	11,625,943	(11,858,360)	(1,432,671)

Cash flows from financing activities:
Cash received by a subsidiary on issuance or ordinary shares from minority shareholders	544,070	—	—
Repayment of short-term bank loan	(4,000,000)	—	—
Proceeds from issuance of Series C Convertible Preferred Shares	—	82,800,000	10,003,504
Repurchase of ordinary and Series A and B Convertible Preferred Shares	—	(77,211,000)	(9,328,267)

Net cash (used in) provided by financing activities	(3,455,930)	5,589,000	675,237

Effect of foreign exchange rate changes on cash	39,803	86,670	10,471
Net increase in cash	19,024,559	31,421,490	3,796,196
Cash, beginning of period	42,463,537	38,931,118	4,703,473

Cash, end of period	61,488,096	70,352,608	8,499,669

Supplemental disclosure of cash flow information:
Cash paid during the periods for income taxes	—	3,345,114	404,141
Cash paid during the periods for interest expense	41,261	—	—
Supplemental disclosure of non-cash financing activities:
Spin-off of joint venture companies as share dividends	—	4,611,623	557,154
Repurchase of shares unpaid in cash	—	4,843,800	585,205

The accompanying notes are an integral part of these financial statements.

CTRIP.COM INTERNATIONAL, LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2002 AND 2003
(Amounts expressed in RMB unless otherwise stated)

1.     ORGANIZATION AND NATURE OF OPERATIONS

          The accompanying consolidated financial statements include the financial statements of Ctrip.com International, Ltd. (the “Company”), its subsidiaries and certain variable interest entities (“VIEs” or), which primarily consist of Ctrip.com (Hong Kong) Limited (“Ctrip Hong Kong”), Ctrip Computer Technology (Shanghai) Co., Ltd. (“Ctrip Computer Technology”) and Ctrip Travel Information Technology (Shanghai) Co., Ltd. (“Ctrip Travel Information”). The Company and its subsidiaries and consolidated VIEs are collectively referred to as the “Group”.

          The Group is principally engaged in the provision of travel related services including hotel reservations, air-ticketing, packaged tour services, as well as, to a lesser extent, Internet-related advertising and other related services. The Group had also been engaged in hotel management operations in the People’s Republic of China (the “PRC”) through Home Inns & Hotels Management (Hong Kong) Limited (“Home Inns Hong Kong”), a company established on May 28, 2001.

          Subsequent to the issuance of convertible preferred shares by Home Inns Hong Kong on February 28, 2003, the Company ceased to have control over Home Inns Hong Kong. Accordingly, investment in Home Inns Hong Kong is accounted for by equity method until August 27, 2003 when all equity interest of the Company in Home Inns Hong Kong was distributed to the then existing holders of Series A and Series B Convertible Preferred Shares and ordinary shares as share dividends on a pro rata as-converted basis.

2.     PRINCIPAL ACCOUNTING POLICIES

a.     Basis of presentation

          The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“US GAAP”).

          The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenues and expenses during the reporting periods. Actual results could materially differ from those estimates.

b.     Consolidation

          The consolidated financial statements include the financial statements of the Company, its subsidiaries and certain VIEs. All significant transactions and balances among the Company, its subsidiaries and VIEs have been eliminated upon consolidation. Investments in joint venture companies are accounted for by the equity method. The Company’s share of income (loss) of the joint venture companies is included in the consolidated statements of operations and comprehensive income.

          A subsidiary is an entity in which the Company, directly or indirectly, controls more than one half of the voting power; has the power to appoint or remove the majority of the members of the board of directors; to cast a majority of votes at the meeting of the board of directors or to govern the financial and operating policies of the investee under a statue or agreement among the shareholders or equity holders.

          The Company has adopted FASB Interpretation No. 46, “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51” (“FIN 46”). FIN 46 requires certain VIEs to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. Accordingly, the financial statements of Guangzhou Guangcheng Commercial Service Co., Ltd. (“Guangzhou Guangcheng”), a VIE established on

CTRIP.COM INTERNATIONAL, LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

April 28, 2003 is consolidated in the Company’s financial statements since its incorporation. Shanghai Ctrip Commerce Co., Ltd. (“Shanghai Ctrip Commerce”), Shanghai Huacheng Southwest Travel Agency Co., Ltd. (“Shanghai Huacheng”) and Beijing Chenhao Xingye Air Ticketing Service Co., Ltd. (“Beijing Chenhao”), all of which were established prior to January 31, 2003, are consolidated in the Company’s financial statements beginning July 1, 2003. The Company has consolidated the assets and liabilities of its VIEs in accordance with transition guidance under FIN 46. Upon consolidation, there were no material difference between the carrying value (as defined in FIN 46) added to the balance sheet and the previously recognized long-term loan balances.

c.     Variable interest entities

          As of September 30, 2003, the Company conducts a small part of its operations through a series of agreements with its VIEs, including Shanghai Ctrip Commerce, Shanghai Huacheng, Beijing Chenhao and Guangzhou Guangcheng. These VIEs are used solely to facilitate the Company’s participation in Internet content provision, advertising business, travel agency and air-ticketing services in the PRC where foreign ownership is restricted.

          Shanghai Ctrip Commerce is a domestic company incorporated in Shanghai, the PRC. Shanghai Ctrip Commerce holds an Internet content provider (“ICP”) license and advertising license and is primarily engaged in provision of advertising business on the Internet website. A director and senior executive of the Company hold 51% and 49% of the equity interest in Shanghai Ctrip Commerce, respectively. The registered capital of Shanghai Ctrip Commerce as of September 30, 2003 is RMB2,000,000.

          Shanghai Huacheng is also a domestic company incorporated in Shanghai, the PRC. Shanghai Huacheng holds a domestic travel agency license and an air transport sales agency license and mainly provides local guided tour services. Shanghai Ctrip Commerce holds 90% of the equity interest in Shanghai Huacheng. The registered capital of Shanghai Huacheng as of September 30, 2003 is RMB500,000.

          Beijing Chenhao is also a domestic company incorporated in Beijing, the PRC. Beijing Chenhao holds an air transport sales agency license and is mainly engaged in the provision of air-ticketing services. A director and senior executive of the Company hold 80% and 20% of the equity interest in Beijing Chenhao, respectively. The registered capital of Beijing Chenhao as of September 30, 2003 is RMB2,000,000.

          Guangzhou Guangcheng is also a domestic company incorporated in Guangzhou, the PRC, which has not commenced operations as of September 30, 2003. Guangzhou Guangcheng holds an air transport sales agency license and is mainly engaged in the provision of air-ticketing services. Two senior executives of the Company hold 100% of the equity interest in Guangzhou Guangcheng. The registered capital of Guangzhou Guangcheng as of September 30, 2003 is RMB500,000.

          The capital injected by the director or senior executives are funded by the Company and were recorded as long-term loans to related parties prior to the adoption of FIN 46. The Company does not have any ownership interest in these VIEs.

          As of September 30, 2003, the Company has various agreements with its consolidated VIEs, including loan agreements, exclusive technical consulting and services agreements, share pledge agreements, exclusive option agreements and other operating agreements.

          Details of certain key agreements with our VIEs are as follows:

          Powers of Attorney: The equity owners of the VIEs irrevocably appointed the Company’s officers to vote on their behalf on all matters they are entitled to vote on, including matters relating to the transfer of any or all of their respective equity interests in VIEs and the appointment of the chief executive officer of the VIEs.

CTRIP.COM INTERNATIONAL, LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

          Share Pledge Agreements. The equity owners pledge their respective equity interests in the VIEs as a guarantee for the payment by the VIEs of technical and consulting services fees under the exclusive technical consulting and services agreements described above.

          Exclusive Technical Consulting and Services Agreements. The Company provides the VIEs with technical consulting and related services and information services. The Company is the exclusive provider of these services. The initial term of these agreements is ten years. In consideration for those services, the VIEs agree to pay the Company service fees. Those service fees are recognized as revenues prior to adoption of FIN 46. Upon adoption of FIN 46, the service fees are eliminated upon consolidation.

          Loan Agreements. Loans were granted to certain directors and officers with the sole and exclusive purpose of providing funds necessary for the capitalization and acquisition of the VIEs. As soon as the Chinese government lifts its substantial restrictions on foreign ownership of the air-ticketing, travel agency, advertising, or Internet content provision business in China, as applicable, the Company will exercise its exclusive option to purchase all outstanding equity interest of the VIEs and the Loan Agreements will be canceled.

d.     Foreign currencies

          The Company’s functional currency is the Renminbi (“RMB”). Transactions denominated in currencies other than RMB are translated into RMB at the exchange rates quoted by the People’s Bank of China (the “PBOC”) prevailing at the dates of the transactions. Gains and losses resulting from foreign currency transactions are included in the consolidated statements of operations and comprehensive income. Monetary assets and liabilities denominated in foreign currencies are translated into RMB using the applicable exchange rates quoted by the PBOC at the balance sheet dates. All such exchange gains and losses are included in the statements of operations and comprehensive income. The exchange differences for translation of group companies balances where RMB is not their functional currency are included in translation adjustments, which is a separate component of shareholders’ equity (deficit) on the consolidated financial statements.

          Translations of amounts from RMB into United States dollars (“US$”) are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB8.2771, on September 30, 2003, representing the noon buying rate in the City of New York for cable transfers of RMB, as certified for customs purposes by the Federal Reserve Bank of New York. No representation is intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on September 30, 2003, or at any other rate.

e.     Cash

          Cash represents cash on hand and demand deposits placed with banks or other financial institutions. Included in the cash balance as of September 30, 2002 and 2003 are amounts denominated in US$ amounted to US$4,462,843 and US$1,497,468, respectively (equivalent to approximately RMB36,939,398 and RMB12,394,692, respectively).

CTRIP.COM INTERNATIONAL, LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

f.     Property, equipment and software

          Property, equipment and software are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the following estimated useful lives, taking into account any estimated residual value:

Building	20 years
Leasehold improvements	Lesser of the term of the lease or the estimated useful lives of the assets
Website-related equipment	5 years
Computer equipment	5 years
Furniture and fixtures	3-5 years
Software	5 years

g.     Goodwill and other intangible assets

          In June 2001, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 141, “Business Combination” (“SFAS No. 141”) and SFAS No. 142, “Goodwill and Other Intangible Assets” (“SFAS No. 142”). SFAS No. 141 requires that all business combinations be accounted for under the purchase method and that certain acquired intangible assets in a business combination be recognized as assets apart from goodwill. SFAS No. 142 requires that ratable amortization of goodwill be replaced with periodic tests of the goodwill’s impairment and that identifiable intangible assets other than goodwill be amortized over their estimated useful lives. The Company adopted SFAS No. 142 in 2002 and performed the initial steps of the transitional impairment tests as required.

          Separate identifiable intangible assets that have determinable lives continue to be amortized, and consist primarily of a customer list and a travel supplier agreement. As required under SFAS No. 142, the Company continues to amortize intangible assets on a straight-line basis over their estimated useful lives, which range from one to five years. The Company has prospectively ceased the amortization of goodwill upon the adoption of SFAS No. 142.

          No impairment on goodwill and other intangible assets was recognized each of the nine-month periods ended September 30, 2002 and 2003.

h.     Impairment of long-lived assets

          Prior to January 1, 2002, the Company evaluated the recoverability of long-lived assets in accordance with SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of”. As of January 1, 2002, the Company has adopted SFAS No. 144,“Accounting for the Impairment or Disposal of Long-Lived Assets”, which addresses the financial accounting and reporting for the recognition and measurement of impairment losses for long-lived assets. In accordance with these standards, long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company recognizes impairment of long-lived assets in the event that the net book value of such assets exceeds the future undiscounted cash flows attributable to such assets. No impairment of long-lived assets was recognized during the nine-month periods ended September 30, 2002 and 2003.

i.     Long-term loans to related parties

          Long-term loans to related parties were made to directors and senior executives of the Company to fund their acquisition or establishment of certain VIEs that are used solely to facilitate the Company’s participation in Internet content provision, advertising business, travel agency and air-ticketing services in the

CTRIP.COM INTERNATIONAL, LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

PRC where foreign ownership is restricted. The Company expects that it will continue to be involved in, and provide financial support to, the VIEs. Accordingly, to the extent losses not recoverable are incurred by the VIEs and prior to the adoption of FIN 46, the Company will accrue for such losses by recording a valuation allowance against long-term loans to related parties. Upon adoption of FIN 46, the VIEs are consolidated and our long-term loans to the related parties are eliminated upon consolidation (Note 13).

j.     Financial instruments

          Financial instruments of the Company primarily comprise of cash, accounts receivable, due from related parties, long-term loans to related parties, accounts payable, due to related parties, advances from customers and other payables. As of September 30, 2002 and 2003, their carrying value approximated their fair value.

k.     Provisions for customer reward program

          The Company invites its customers to participate in a reward program, which provides travel awards and other gifts to members based on accumulated membership points that vary depending on the services rendered and fees paid. The estimated incremental costs to provide free travel and other gifts are recognized as sales and marketing expense in the statements of operations and comprehensive income and accrued for as a current liability as members accumulate points. As members redeem awards or their entitlements expire, the provision is reduced correspondingly. As of September 30, 2002 and 2003, the Company made provisions of RMB1,869,656 and RMB3,470,457, respectively, based on the estimated liabilities under the customer reward program.

l.     Revenue recognition

          The Group conducts its principal businesses primarily through Ctrip Computer Technology and Ctrip Travel Information. Some of the operations of Ctrip Computer Technology are conducted through a series of services and other agreements with certain VIEs, including Shanghai Ctrip Commerce, Shanghai Huacheng and Beijing Chenhao.

          Ctrip Computer Technology, Ctrip Travel Information and the VIEs are subject to business tax and related surcharges on the services provided in the PRC. Such tax is levied on the group companies in the PRC based on gross revenues at the applicable rate of 5.5%. In the statements of operations and comprehensive income, business tax and related surcharges are deducted from gross revenues to arrive at net revenues.

     Hotel reservation services

          The Company receives commissions from travel suppliers for hotel room reservations through the Company’s transaction and service platform. Commissions from hotel reservation services rendered are recognized after hotel customers have completed their stay at the applicable hotel and upon confirmation of pending payment of the commissions by the hotel. Contracts with certain travel suppliers contain incentive commissions typically subject to achieving specific performance targets and such incentive commissions are recognized when it is reasonably assured that the Company is entitled to such incentive commissions. The Company generally receives incentive commissions from monthly arrangements with hotels based on the number of hotel room reservations where customers have completed their stay. The Company presents revenues from such transactions on a net basis in the statements of operations and comprehensive income as the Company does not assume any inventory risks and generally has no obligations for cancelled hotel reservations.

CTRIP.COM INTERNATIONAL, LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

     Air-ticketing services

          The Company receives commissions from travel suppliers for air-ticketing services through the Company’s transaction and service platform under various services agreements with related and unrelated parties. Commissions from air-ticketing services rendered are recognized after air tickets are issued and delivered to customers. Contracts with certain travel suppliers contain incentive commissions typically subject to achieving specific performance targets and such incentive commissions are recognized when they are reasonably assured that the Company is entitled to such incentive commissions. The Company presents revenues from such transactions on a net basis in the statements of operations and comprehensive income as the Company does not assume any inventory risks and generally has no obligations for cancelled airline ticket reservations.

          Under the service agreement entered into between Ctrip Computer Technology and Beijing Chenhao, a unconsolidated VIE prior to July 1, 2003, the Company derives a portion of the revenues on air-ticketing services from services provided to Beijing Chenhao at a fee agreed between Ctrip Computer Technology and the Beijing Chenhao. During the nine-month periods ended September 30, 2002 and 2003, service fees charged to Beijing Chenhao amounted to RMB548,673 and RMB1,358,612, respectively.

     Packaged tour services

          The Company receives referral fees from related and unrelated travel agencies for packaged tour services through the Company’s transaction and service platform. Referral fees are recognized at net commission after the services are rendered. Under the service agreement entered into between Ctrip Computer Technology and Shanghai Huacheng, a unconsolidated VIE prior to July 1, 2003, the Company derives a portion of the revenues on the packaged tour services from services provided to Shanghai Huacheng at a fee agreed by both parties. During the periods ended September 30, 2002 and 2003, service fees charged to Shanghai Huacheng amounted to RMB175,746 and RMB140,000, respectively.

     Other businesses

          Other businesses comprise Internet-related advertising services and the sale of VIP membership cards.

          Under the service agreement entered into between Ctrip Computer Technology and Shanghai Ctrip Commerce, a unconsolidated VIE prior to July 1, 2003, the Company derives its advertising revenue from the fees earned from services provided to Shanghai Ctrip Commerce at the price mutually agreed by both parties. During the periods ended September 30, 2002 and 2003, service fees charged to Shanghai Ctrip Commerce amounted to RMB331,925 and RMB678,502, respectfully.

          Shanghai Ctrip Commerce receives advertising revenue, which principally represent the sale of banners or sponsorship on the website from customers. Advertising revenues are recognized ratably over the fixed term of the agreement as services are provided.

          Revenue from the sale of VIP membership cards is recognized when the products are sold, provided that no significant obligations remain for the Company.

m.     Costs of services

          Costs of services consist primarily of payroll compensation, telecommunication expenses, depreciation and amortization, rentals and related expenses incurred by the Company’s transaction and service platform which are directly attributable to the rendering of the Company’s travel related services and other businesses.

CTRIP.COM INTERNATIONAL, LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

n.     Product development

          Product development costs include expenses incurred by the Company to develop the Company’s travel supplier networks as well as to maintain, monitor and manage the Company’s websites. The Company recognizes website and software development costs in accordance with Statement of Position (“SOP”) No. 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use”. As such, the Company expenses all costs that are incurred in connection with the planning and implementation phases of development and cost that are associated with repair or maintenance of the existing websites or the development of software and websites content. Costs incurred in the development phase are capitalized and amortized over the estimated product life. Since the inception of the Company, the amount of costs qualifying for capitalization has been immaterial and as a result, all website and software development costs have been expensed as incurred.

o.     Sales and marketing

          Sales and marketing costs consist primarily of costs of advertising expenses, commission fees, production costs of marketing materials, expenses associated with the Company’s customer reward program and payroll and related compensation for the Company’s sales and marketing personnel. Advertising expenses, amounted to RMB4,572,594 and RMB2,634,119 during the nine-month periods ended September 30, 2002 and 2003, respectively, are charged to the statements of operations and comprehensive income when incurred.

p.     Share-based compensation

          The Company accounts for share-based compensation arrangements in accordance with Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB No. 25”), and complies with the disclosure provisions of SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS No. 123”). In general, compensation cost under APB No. 25 is recognized based on the difference, if any, between the estimated fair value of the Company’s ordinary shares and the amount an employee is required to pay to acquire the ordinary shares, as determined on the date the option is granted. Total compensation cost as determined at the grant date of option is recorded in shareholders’ equity as additional paid-in-capital with an offsetting entry recorded to deferred share-based compensation. Deferred share-based compensation is amortized on a straight-line basis and charged to expense over the vesting period of the underlying options.

          If the compensation cost for the Company’s share-based compensation plan had been determined based on the estimated fair value at the grant dates for the share option awards as prescribed by SFAS No. 123, the Company’s net loss attributable to ordinary shareholders and loss per share would have resulted in the pro forma amounts for the nine-month periods ended September 30 disclosed below:

	2002
	(unaudited)	2003

	RMB	RMB
Net loss attributable to ordinary shareholders as reported	(3,684,042)	(21,338,448)
Add: Adjustments for APB No. 25	336,127	1,030,843
Less: Fair value of share options	(384,225)	(1,366,465)

Pro forma net loss attributable to ordinary shareholders	(3,732,140)	(21,674,070)

Basic and diluted loss per share
— As reported	(0.39)	(2.26)

— Pro forma	(0.39)	(2.30)

CTRIP.COM INTERNATIONAL, LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

          The effects of applying SFAS No. 123 methodologies in this pro forma disclosure are not indicative of future amounts. Additional share option awards in future years are expected.

q.     Operating leases

          Leases where substantially all the rewards and risks of ownership of assets remain with the leasing company are accounted for as operating leases. Payments made under operating leases net of any incentives received by the Company from the leasing company are charged to the statements of operations and comprehensive income on a straight-line basis over the lease periods.

r.     Taxation

          Deferred income taxes are provided using the balance sheet liability method. Under this method, deferred income taxes are recognized for the tax consequences of significant temporary differences by applying enacted statutory rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The tax base of an asset or liability is the amount attributed to that asset or liability for tax purposes. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all of, the deferred tax assets will not be realized.

s.     Other income

          Other income primarily consists of financial subsidies. During the nine-month period ended September 30, 2003, the Company received financial subsidies totaling RMB3,354,450 from a local government authority of which RMB922,950 of the subsidies were granted for entities impacted by SARS. Such amount is recorded as other income in the statement of operations and comprehensive income. There are no defined rules and regulations to govern the criteria necessary for companies to enjoy such benefits, and the amount of financial subsidy are determined at the discretion of the relevant government authority. Financial subsidies are recognized as other income when received.

t.     Statutory reserves

          In accordance with the regulations in China and the articles of association, the Company’s subsidiaries and the VIEs are required to allocate at least 10% of its after-tax profit according to Chinese accounting standards and regulations to the general reserve. The allocations to the general reserve can be stopped if such reserve has reached 50% of their registered capital. Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the board of directors of Ctrip Computer Technology and Ctrip Travel Information, the subsidiaries of the Company. The VIEs are required to allocate at least 5% of its after-tax profit to the statutory welfare fund. These reserves can only be used for specific purposes and are not transferable to the Company in the form of loans, advances, or cash dividends. As of and for the nine-month period ended September 30, 2003, no appropriation to statutory reserves have been made as the Chinese subsidiaries and VIEs were in an accumulated deficit position as of the most recent fiscal year end, as applicable, and no reserve requirements are necessary during interim periods in accordance with Chinese regulations.

u.     Dividends

          Dividends are recognized when declared. On August 27, 2003, the Board of Directors of the Company resolved to distribute all equity interest of the Company in Home Inns Hong Kong to the then existing holders of Series A and Series B Convertible Preferred Shares and ordinary shares respectively as dividends on a pro rata as-converted basis, based on the carrying value of the equity interest which was

CTRIP.COM INTERNATIONAL, LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

RMB4,611,623. The allocation for the dividends to the then existing holders of Series A and Series B Preferred Shares and ordinary shares were RMB808,827, RMB2,020,237 and RMB1,782,559, respectively. The number of shares of Home Inns Hong Kong distributed to the holders of Series A and B Preferred Shares and ordinary shares were 1,543,427 shares, 3,855,067 shares and 3,401,506 shares, respectively.

v.     Earning (loss) per share

          In accordance with SFAS No. 128 “Computation of Earnings Per Share” (“SFAS No. 128”), basic earning (loss) per share is computed by dividing net profit (loss) attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. Diluted earning (loss) per share is calculated by dividing net profit (loss) attributable to ordinary shareholders by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of the ordinary shares issuable upon the conversion of the convertible preference shares (using the as-converted method) and ordinary shares issuable upon the exercise of outstanding share options (using the treasury stock method). Ordinary equivalent shares in the diluted earning (loss) per share computation are excluded in net loss periods, as their effect would be anti-dilutive.

w.     Segment reporting

          The Company follows SFAS No. 131 “Disclosures about Segment of an Enterprise and Related Information”.

          The Company operates and manages its business as a single segment. The Company primarily generates its revenues from customers in China. Accordingly, no geographical segments are presented.

x.     Recent accounting pronouncements

          In June 2001, the FASB issued SFAS No. 143 “Accounting for Asset Retirement Obligations” (“SFAS No. 143”) which addresses accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS No. 143 requires an entity to recognize an asset retirement obligation in the period in which it is incurred, and the entity shall capitalize the asset retirement cost by increasing the carrying amount of the related asset by the same amount as the liability and subsequently allocate that retirement cost to expense over the asset’s useful life. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. The Company does not expect that the adoption of SFAS No. 143 will have a material effect on the Company’s financial position or results of operations.

          In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” (“SFAS No. 146”). SFAS No. 146 nullifies Emerging Issues Task Force (“EITF”) Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity”, under which a liability for an exit cost was recognized at the date of an entity’s commitment to an exit plan. SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized at fair value when the liability is incurred. The provisions of this statement are effective for exit or disposal activities that are initiated after December 31, 2002. The Company does not believe that this announcement will have a significant impact on its financial statements.

          In April 2002, the FASB issued SFAS No. 145 “Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections” (“SFAS No. 145”). SFAS No. 145 requires gains and losses on extinguishments of debt to be classified as income or loss from continuing operations, rather than as extraordinary items, as previously required under SFAS Opinion No. 4 “Reporting Gains and Losses from Extinguishment of Debt, an amendment of APB Opinion No. 30”. Extraordinary treatment will be required for certain extinguishments, as provided in APB Opinion No. 30 “Reporting the Results of Operations — Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary,

CTRIP.COM INTERNATIONAL, LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Unusual and Infrequently Occurring Events and Transactions”. The statement also amended SFAS No. 13 “Accounting for Leases” for certain sale-leaseback transactions and sublease accounting. SFAS No. 145 is effective since January 1, 2003. The adoption of SFAS No. 145 did not have a material effect on the Company’s financial position or results of operations.

          In November 2002, the FASB issued FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others” (“FIN 45”). FIN 45 requires the recognition of a liability for certain guarantee obligations issued or modified after December 31, 2002. FIN 45 also clarifies disclosure requirements to be made by a guarantor for certain guarantees. The disclosure provisions of FIN 45 are effective for interim periods and fiscal years ending after December 15, 2002. The adoption of FIN 45 did not have a material effect on the Company’s financial position or results of operations.

          In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure” (“SFAS No. 148”). SFAS No. 148 amends SFAS No. 123, “Accounting for Stock-Based Compensation”, to provide alternative methods of transition for companies that voluntarily change to a fair value-based method of accounting for share-based employee compensation. SFAS No. 148 also amends the disclosure provisions of SFAS No. 123. The provisions of SFAS No. 148 are effective for fiscal years ending after December 15, 2002. The Company has elected to continue to account for share-based compensation under the provisions of APB No. 25 and has followed the disclosure requirements under SFAS No. 148.

          In June 2003, the FASB issued SFAS No. 149 “Amendment of Statement 133 on Derivative Instruments and Hedging Activities” (“SFAS No. 149”). SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities”. It is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. All provisions of SFAS No. 149 should be applied prospectively. The adoption of SFAS No. 149 did not have a material effect on the Company’s financial position or results of operations.

          In June 2003, the FASB issued SFAS No. 150 “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” (“SFAS No. 150”). SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or as an asset in some circumstances). It is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. It is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of SFAS No. 150 and still existing at the beginning of the interim period of adoption. Restatement is not permitted. The adoption of SFAS No. 150 did not have a material effect on the Company’s financial position or results of operations.

y.     Certain risks and concentration

          Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash, accounts receivable, due from related parties and prepayments and other current assets. As of September 30, 2002 and 2003, substantially all of the Company’s cash was held in major financial institutions located in the PRC and in Hong Kong, which management believes are of high credit quality. Accounts receivable are typically unsecured and denominated in RMB, and are derived from revenues earned from operations arising in the PRC.

CTRIP.COM INTERNATIONAL, LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

          No individual customer accounted for more than 10% of net revenues during the nine-month periods ended September 30, 2002 and 2003. No individual customer accounted for more than 10% of accounts receivable as of September 30, 2002 and 2003.

3.     PREPAYMENTS AND OTHER CURRENT ASSETS

          Components of prepayments and other current assets as of September 30 are as follows:

	2002
	(unaudited)	2003

	RMB	RMB
Prepayments for hotel, air-ticketing reservation and packaged tour business	338,377	3,257,118
Prepayments on professional fees for initial public offerings	—	2,397,804
Employee advances	183,056	103,005
Inventory for resale	587,887	139,941
Rental and other deposits	1,343,651	867,906
Other prepayments	500,891	914,135
Others	394,577	431,082

Total	3,348,439	8,110,991

4.     INVESTMENTS IN JOINT VENTURE COMPANIES

          In 2002, Home Inns Hong Kong, an investment holding company, together with a Chinese joint venture partner, established joint venture companies engaged in hotel investment and management and franchise operations in the PRC. Certain details of the joint venture companies as of September 30, 2002 are as follows:

Percentage of
equity interest
	Place and date of	attributable to the
Name	incorporation	Group	Principal activities

Home Inns & Hotels Management (Beijing) Limited (“Home Inns Beijing”)	The PRC June 28, 2002	55% (indirectly)	Hotel management, investment and franchise
Home Inns & Hotels Management (Shanghai) Limited	The PRC November 29, 2002	55% (indirectly)	Hotel management, investment and franchise

          The operations of the joint venture companies have not been included in the consolidated financial statements as the Group does not exercise effective control of these companies due to certain substantive participating rights held by the minority shareholders.

CTRIP.COM INTERNATIONAL, LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

          Combined financial information of the joint venture companies, attributable to the Company as of and for the nine-month periods ended September 30 is as follows:

	2002	2003*
	(unaudited)	(unaudited)

	RMB	RMB
Balance sheet:
Current assets	12,496,267	—
Less: current liabilities	(5,270,673)	—
Non-current assets	2,436,579	—

Net assets	9,662,173	—

Statement of operations:
Revenues	1,211,224	21,138,389 *
Net profit (loss)	(341,693)	715,479 *

          * Comprised result of operations of the joint venture companies up to August 27, 2003.

          On August 27, 2003, all equity interest in Home Inns Hong Kong and its interest in the joint venture companies was distributed to the then existing holders of Series A and Series B Convertible Preferred Shares and ordinary shares as share dividends on a pro rata as-converted basis.

          In the statements of operations and comprehensive income, other expenses incurred for joint venture companies mainly consist payroll compensation and other expenses incurred by the Company in relation to the development of hotel management, investment and franchise operations prior to the establishment of Home Inns Beijing.

5.     PROPERTY, EQUIPMENT AND SOFTWARE

          Property, equipment and software and its related accumulated depreciation and amortization as of September 30 are as follows:

	2002
	(unaudited)	2003

	RMB	RMB
Building	—	7,189,803
Leasehold improvements	1,894,247	3,786,031
Website-related equipment	3,198,193	4,883,843
Computer equipment	7,672,375	10,880,620
Furniture and fixtures	2,325,638	4,749,983
Software	471,363	471,363
Less: accumulated depreciation and amortization	(4,141,627)	(8,995,801)

Net book value	11,420,189	22,965,842

6.     GOODWILL AND OTHER INTANGIBLE ASSETS

          Goodwill and other intangible assets are primarily attributable to the purchase of Beijing Modern Express Business Travel Services Co., Ltd. and other acquisitions.

CTRIP.COM INTERNATIONAL, LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

          Gross carrying amount, accumulated amortization and net book value of the goodwill and other intangible assets as of September 30 are as follows:

	2002
	(unaudited)	2003

	RMB	RMB
Goodwill	10,466,449	10,466,449
Less: accumulated amortization	(950,600)	(950,600)

Net book value	9,515,849	9,515,849

Other intangible assets —
Customer list	1,766,206	1,766,206
Travel supplier agreement	800,000	800,000

	2,566,206	2,566,206

Less: accumulated amortization —
Customer list	(691,764)	(1,045,005)
Travel supplier agreement	(800,000)	(800,000)

	(1,491,764)	(1,845,005)

Net book value	1,074,442	721,201

          The annual estimated amortization expense for the acquired other intangible assets for the next five years is as follows:

Amortization

RMB
2003	353,241
2004	353,241
2005	14,719
2006	—
2007	—

721,201

7.     TAXATION

     Cayman Islands

          Under the current laws of Cayman Islands, the Company is not subject to tax on income or capital gain. In addition, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

     Hong Kong

          The Company’s subsidiaries did not have assessable profits that were earned in or derived from Hong Kong during the nine-month periods ended September 30, 2002 and 2003. Therefore, no Hong Kong profit tax has been provided for.

CTRIP.COM INTERNATIONAL, LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

     China

          The Company’s subsidiaries, its VIEs and joint venture companies registered in the PRC are subject to PRC Enterprise Income Tax (“EIT”) on the taxable income as reported in their respective statutory financial statements adjusted in accordance with relevant income tax laws. In accordance with “Income Tax Law of China for Enterprises with Foreign Investment and Foreign Enterprises”, the applicable EIT rates are 30% plus a local income tax of 3% except for Ctrip Travel Information where the applicable EIT rate is 15% as it is registered in Pudong New District, Shanghai.

          In September 2003, Ctrip Computer Technology has received approval from relevant government authorities to be classified as a “High New Technology Development Enterprise”. This classification may entitle Ctrip Computer Technology to enjoy a preferential EIT rate of 15% for which Ctrip Computer Technology has applied. However, as of the date of the issuance of these financial statements, there is no assurance that such preferential tax rate will be granted to Ctrip Computer Technology.

     Composition of income tax expense

          The current and deferred portion of income tax expense included in the consolidated statements of operations and comprehensive income for the nine-month periods ended September 30 are as follows:

	2002
	(unaudited)	2003

	RMB	RMB
Current income tax	—	(11,057,303)
Recognition (utilization) of deferred tax assets	(6,155,572)	91,012

Income tax expense	(6,155,572)	(10,966,291)

     Reconciliation of the differences between statutory tax rate and the effective tax rate

          A reconciliation between the statutory EIT rate and the Group’s effective tax rate for nine-month periods ended September 30 are as follows:

	2002
	(unaudited)	2003

Statutory EIT rate	33%	33%
Non-deductible expenses incurred outside the PRC	9%	2%
Tax differential from statutory rate applicable to a subsidiary in the PRC	—	(7%	)

Effective EIT rate	42%	28%

Significant components of deferred tax assets

	September 30,
	2002	September 30,
	(unaudited)	2003

	RMB	RMB
Tax loss carryforwards	3,180,921	—
Temporary differences	501,486	684,155
Less: valuation allowance	—	—

Deferred tax assets	3,682,407	684,155

CTRIP.COM INTERNATIONAL, LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

          The Company has not recorded a valuation allowance related to deferred tax assets. During the nine-month period ended September 30, 2002, the Company had operating loss and credit carryforwards for income tax purposes aggregating RMB9,639,155, which will expire in 2004 through 2005. The tax loss carryforwards were fully utilized during the year ended December 31, 2002.

8.     SERIES A CONVERTIBLE PREFERRED SHARES

          In March 2000, the Company entered into a Series A Preferred Share Subscription Agreement, whereby the Company authorized and issued 432,000 shares of the Company’s Series A Convertible Preferred Shares (“Series A Preferred Shares”) at an issue price of $10.4167 per share. On June 6, 2000, the Company increased the number of Series A Preferred Shares from 432,000 shares to 4,320,000 shares by decreasing the par value from US$0.10 each to US$0.01 each. The authorized and issued Series A Preferred Shares was increased to 4,320,000 shares accordingly.

          The holders of Series A Preferred Shares had various rights and preferences as follows:

     Voting

          Each holder of Series A Preferred Shares had voting rights equal to the number of ordinary shares then issuable upon its conversion into ordinary shares. Each holder of Series A Preferred Shares generally voted together with holders of the ordinary shares.

     Dividends

          The holders of the Series A Preferred Shares shall be entitled to receive out of any funds legally available therefore, when and if declared by the Board of Directors of the Company, dividends at the rate or in the amounts as the Board of Directors of the Company considers appropriate on an as-converted basis. No dividends or distribution shall be payable except out of the profits of the Company, realized or unrealized, or out of the additional paid-in capital account or as otherwise permitted.

     Liquidation

          In the event of any liquidation, dissolution or winding up of the Company, either voluntary or involuntary, after setting aside or paying in full the Series C and Series B Convertible Preferred Shares liquidation preference, the holders of the Series A Preferred Shares shall be entitled to receive, prior and in preference to any distribution of any of the assets or surplus funds of the Company to the holders of the ordinary shares or any other class or series of shares by reason of their ownership of such shares plus declared but unpaid dividends. If the remaining proceeds thus distributed among the holders of the Series A Preferred Share be insufficient to permit the payment to such holders of the full aforesaid preferential amounts, then the entire remaining proceeds legally available for distribution shall be distributed ratably among the holders of the Series A Preferred Share in proportion to the full preferential amount that each such holder is otherwise entitled to receive.

     Conversion

          Each Series A Preferred Share shall automatically be converted into ordinary shares at the then effective conversion price, respectively, upon the closing of an underwritten public offering of the ordinary shares of the Company in the United States with the gross proceeds in excess of US$25,000,000, or in a similar public offering of the ordinary shares of the Company in a jurisdiction and on a recognized securities exchange outside of the United States, provided that such public offering is reasonably equivalent to the aforementioned public offering in the United States in terms of price, offering proceeds and regulatory approval. Otherwise, a holder of Series A Preferred Shares may opt to convert all but not part at any time

CTRIP.COM INTERNATIONAL, LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

after issuance date into such number of fully paid and non-assessable ordinary shares at an initial conversion price of US$1.04167 (each Series A Convertible Preferred Share is convertible into one ordinary share). In the event that the Company shall issue additional options, warrants, convertible securities and ordinary shares without consideration or for a consideration per share less than the applicable conversion price in effect, then the conversion price shall be reduced, concurrently with such issue, to a new price in accordance with a formula determined by old price, the total price with such issue and the number of outstanding ordinary shares immediately before and after such issue.

          No beneficial conversion feature charge was recognized for the issuance of Series A Preferred Shares as the estimated fair value of the ordinary shares is less than the conversion price on the date of issuance.

9.     SERIES B CONVERTIBLE PREFERRED SHARES

          In November 2000, the Company entered into a Series B Preferred Shares Subscription Agreement, whereby the Company authorized and issued 7,193,464 shares of the Company’s Series B Mandatorily Redeemable Convertible Preferred Shares (“Series B Preferred Shares”) at an issue price of US$1.5667 per share.

          The holders of Series B Preferred Shares had various rights and preferences as follows:

     Voting

          Each holder of Series B Preferred Shares had voting rights equal to the number of ordinary shares then issuable upon its conversion into ordinary shares. However, subsequent to the adjustment of the Series B Preferred Shares conversion price as of December 31, 2001, each holder of Series B Preferred Shares shall be entitled to one and a half (1.5) times the number of votes equal to the number of ordinary shares. Each holder of Series B Preferred Shares generally voted together with holders of the ordinary shares.

     Dividends

          The holders of the Series B Preferred Shares shall be entitled to receive out of any funds legally available therefore, when and if declared by the Board of Directors of the Company, dividends at the rate or in the amounts as the Board of Directors of the Company considers appropriate on an as-converted basis. No dividends or distribution shall be payable except out of the profits of the Company, realized or unrealized, or out of the additional paid-in capital account or as otherwise permitted.

     Liquidation

          In the event of any liquidation, dissolution or winding up of the Company, either voluntary or involuntary, after setting aside or paying in full the Series C Convertible Preferred Shares liquidation preference, the holders of the Series B Preferred Shares shall be entitled to receive, prior and in preference to any distribution of any of the assets or surplus funds of the Company to the holders of the ordinary shares or any other class or series of shares by reason of their ownership of such shares plus declared but unpaid dividends. If the remaining proceeds thus distributed among the holders of the Series B Preferred Share be insufficient to permit the payment to such holders of the full aforesaid preferential amounts, then the entire remaining proceeds legally available for distribution shall be distributed ratably among the holders of the Series B Preferred Share in proportion to the full preferential amount that each such holder is otherwise entitled to receive.

     Conversion

          Each Series B Preferred Share shall automatically be converted into ordinary shares at the then effective conversion price, respectively, upon the closing of an underwritten public offering of the ordinary

CTRIP.COM INTERNATIONAL, LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

shares of the Company in the United States with the gross proceeds in excess of US$25,000,000, or in a similar public offering of the ordinary shares of the Company in a jurisdiction and on a recognized securities exchange outside of the United States, provided that such public offering is reasonably equivalent to the aforementioned public offering in the United States in terms of price, offering proceeds and regulatory approval. Otherwise, a holder of Series B Preferred Shares may opt to convert all but not part at any time after issuance date into such number of fully paid and non-assessable ordinary shares at an initial conversion price of US$1.04445 (each Series B Convertible Preferred Share is convertible into 1.5 ordinary shares). In the event that the Company shall issue additional options, warrants, convertible securities and ordinary shares without consideration or for a consideration per share less than the applicable conversion price in effect, then the conversion price shall be reduced, concurrently with such issue, to a new price in accordance with a formula determined by old price, the total price with such issue and the number of outstanding ordinary shares immediately before and after such issue.

          No beneficial conversion feature charge was recognized for the issuance of Series B Preferred Shares as the estimated fair value of the ordinary shares is less than the conversion price on the date of issuance.

     Redemption

          Prior to the issuance of Series C Convertible Preferred Shares, each Series B Preferred Share shall be redeemable at the option of the holders of a majority of the then outstanding shares of Series B Preferred Shares at any time commencing five calendar years after the Series B Preferred Shares issue date, out of funds legally available, therefore including capital, at a redemption price equal to US$3.13334 per share plus all declared but unpaid dividends.

          Upon the issuance of Series C Convertible Preferred Shares, holders of Series B Preferred Shares agreed to forfeit its redemption rights for no consideration.

          The following pro forma information presents earnings information as if the redemption feature had been forfeited as of January 1, 2003, resulting in an adjustment to accretion charges for the nine-month period ended September 30, 2003 as follows:

For the
nine-month
period ended
September 30,
2003
(unaudited)

RMB
Net loss attributable to ordinary shareholders, as reported	(21,338,448)
Add: Accretion for Series B Preferred Shares	12,365,534

Net loss attributable to ordinary shareholders, pro forma	(8,972,914)

Basic and diluted weighted average ordinary shares outstanding
— As reported	9,439,526

— Pro forma	9,439,526

Basic and diluted loss per share
— As reported	(2.26)

— Pro forma	(0.95)

CTRIP.COM INTERNATIONAL, LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

10.     SERIES C CONVERTIBLE PREFERRED SHARES

          In September 2003, the Company entered into a Series C Preferred Shares Subscription Agreement, whereby the Company authorized and issued 2,180,755 shares of the Company’s Series C Convertible Preferred Shares (“Series C Preferred Shares”) at an issue price of US$4.5856 per share.

          The holders of Series C Preferred Shares had various rights and preferences as follows:

     Voting

          Each holder of Series C Preferred Shares had voting rights equal to the number of ordinary shares then issuable upon its conversion into ordinary shares. Each holder of Series C Preferred Shares generally voted together with holders of the ordinary shares.

     Dividends

          The holders of the Series C Preferred Shares shall be entitled to receive out of any funds legally available therefore, when and if declared by the Board of Directors of the Company, dividends at the rate or in the amounts as the Board of Directors of the Company considers appropriate on an as-converted basis; provided, however, that, for the 2003 fiscal year, each share of the Series C Preferred Share shall be entitled to, when and if declared by the Board of Directors of the Company, only a pro rata share of dividends calculated by multiplying (a) the amount of dividends payable on each share of ordinary shares by (b) a fraction the numerator of which shall be the total number of days in such fiscal year such share of Series C Preferred Share has been held by its holder and the denominator of which shall be 365.

          No dividends or distribution shall be payable except out of the profits of the Company, realized or unrealized, or out of the additional paid-in capital account or as otherwise permitted.

     Liquidation

          In the event of any liquidation, dissolution or winding up of the Company, either voluntary or involuntary, the holders of the Series C Preferred Shares shall be entitled to receive, prior and in preference to any distribution of any of the assets or surplus funds of the Company to the holders of the Series B Preferred Share, the Series A Preferred Share and the ordinary shares or any other class or series of shares by reason of their ownership of such shares, the amount equal to US$4.5856 for each share held and, plus declared but unpaid dividends. If the remaining proceeds thus distributed among the holders of the Series C Preferred Share be insufficient to permit the payment to such holders of the full aforesaid preferential amounts, then the entire remaining proceeds legally available for distribution shall be distributed ratably among the holders of the Series B Preferred Share in proportion to the full preferential amount that each such holder is otherwise entitled to receive.

     Conversion

          Each Series C Preferred Share shall automatically be converted into ordinary shares at the then effective conversion price, respectively, upon the closing of an underwritten public offering of the ordinary shares of the Company in the United States with the gross proceeds in excess of US$25,000,000, or in a similar public offering of the ordinary shares of the Company in a jurisdiction and on a recognized securities exchange outside of the United States, provided that such public offering is reasonably equivalent to the aforementioned public offering in the United States in terms of price, offering proceeds and regulatory approval. Otherwise, a holder of Series C Preferred Shares may opt to convert all but not part at any time after issuance date into such number of fully paid and non-assessable ordinary shares at an initial conversion price of US$4.5856 (each Series C Convertible Preferred Share is convertible into one ordinary share). In the event that the Company shall issue additional options, warrants, convertible securities and ordinary shares

CTRIP.COM INTERNATIONAL, LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

without consideration or for a consideration per share less than the applicable conversion price in effect, then the conversion price shall be reduced, concurrently with such issue, to a new price in accordance with a formula determined by old price, the total price with such issue and the number of outstanding ordinary shares immediately before and after such issue.

          No beneficial conversion feature charge was recognized for the issuance of Series C Preferred Shares as the estimated fair value of the ordinary shares is less than the conversion price on the date of issuance.

          In September 2003, immediately after the issuance of Series C Convertible Preferred Shares, the net proceeds received from investors were fully utilized to repurchase 842,936, 382,481 and 636,889 shares of Company’s ordinary shares, Series A and B Preferred Shares at US$4.5283, US$4.5283 and US$6.7924, respectively, on a pro-rata as-converted basis. The repurchase price per share for each class of shares was determined based on the issuance price of Series C Preferred Shares adjusted for the legal and professional fees and conversion features, where applicable. The purchased shares were retired upon repurchase. The amount not yet paid to the shareholders as related to the repurchase was RMB4,843,800 as of September 30, 2003. Such outstanding balances were fully paid in October 2003.

          As the purchase price of the Series A and Series B Preferred Shares were higher than the carrying value on the date of the repurchase, the excess of the purchase price over the carrying value were recognized as deemed dividends to the holders of Preferred Shares upon repurchase. The amount of deemed dividend was RMB11,223,324 and RMB24,112,826 for Series A and Series B Preferred Shares, respectively.

11.     SHARE OPTION PLAN

          On April 15, 2000, the Company adopted a share option plan that provides for the issuance of up to 144,000 ordinary shares in effect for a term of 10 years unless sooner terminated by shareholders and Board of Directors. Under the share option plan, the directors may, at their discretion, grant any senior executives (including directors) and employees of the Company and/or its subsidiaries to take up share options to subscribe for shares. These share options are vested over a period of 3 years and can be exercised within 5 years from the date of grant. On June 6, 2000, the Company increased the number of ordinary shares from 2,000,000 shares to 20,000,000 shares by decreasing the par value from US$0.10 each to US$0.01 each. The total number of ordinary shares reserved for the share option plan increased from 144,000 to 1,440,000 accordingly. On July 1, 2001, the total number of ordinary shares reserved for the share option plan was increased to 1,728,000 shares. All share options granted under this plan have an exercise price of US$0.7716. Up to the date of the issuance of these financial statements, 1,535,760 options were granted under this share option plan.

          The following table summarizes the Company’s share option activity as of and for the nine-month periods ended September 30:

	2002
	(unaudited)	2003

Outstanding at beginning of period	1,330,100	1,448,720
Granted	253,440	113,200
Exercised	—	—
Forfeited	(119,900)	(26,160)

Outstanding at end of period	1,463,640	1,535,760

Vested and exercisable at end of period	696,599	1,173,411

          On April 15, 2003, the Company adopted a new share option plan which provides for the issuance of up to 1,187,510 ordinary shares. Under the share option plan, the directors may, at their discretion, grant any

CTRIP.COM INTERNATIONAL, LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

senior executives (including directors) and employees of the Company and/or its subsidiaries to take up share options to subscribe for shares. These share options are vested over a period of 3 years and can be exercised within 5 years from the date of grant. As of September 30, 2003, 711,660 options were granted with an exercise price of US$2.11 under this new share option plan.

          The following table summarizes the Company’s share option activity as of and for the nine-month periods ended September 30:

2003

Outstanding at beginning of period	—
Granted	711,660
Exercised	—
Forfeited	—

Outstanding at end of period	711,660

Vested and exercisable at end of period	—

          In connection with the share options granted during the nine-month periods ended September 30, 2002 and 2003, the Company recognized deferred share-based compensation amounted to RMB1,216,953 and RMB3,454,731, respectively, which is being amortized over the vesting period of three years. Share-based compensation expense recognized during the nine-month periods ended September 30, 2002 and 2003, amounted to RMB336,127 and RMB1,030,843, respectively.

          The Company calculated the estimated fair value of share options on the date of grant using the Black-Scholes pricing method with the following assumptions:

	For the
	nine-month	For the
	period ended	nine-month
	September 30,	period ended
	2002	September 30,
	(unaudited)	2003

Risk-free interest rate	2.65%	2.65%
Expected life (years)	5	5
Expected dividend yield	0	0
Volatility	0	0
Fair value of options at grant date	US$0.8628	US$0.6701
	US$1.1311	US$1.3396

          If compensation cost for the Company’s share-based compensation plan been determined based on the estimated fair value at the grant dates for the share option awards as prescribed by SFAS No. 123, the Company’s net loss attributable to ordinary shareholders during the nine-month periods ended September 30, 2002 and 2003 will be RMB3,732,140 and RMB21,674,070, respectively.

12.     EMPLOYEE BENEFITS

          The full-time employees of Ctrip Computer Technology, Ctrip Travel Information and the VIEs, which were established in the PRC, are entitled to staff welfare benefits including medical care, welfare subsidies, unemployment insurance and pension benefits. Ctrip Computer Technology, Ctrip Travel Information are required to accrue for these benefits based on certain percentages of the employees’ salaries in accordance with the relevant regulations and make contributions to the state-sponsored pension and medical plans out of the amounts accrued for medical and pension benefits. The total provision accrued for such

CTRIP.COM INTERNATIONAL, LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

employee benefits amounted to RMB2,133,882 and RMB3,134,498 for the nine-month periods ended September 30, 2002 and 2003, respectively. The Chinese government is responsible for the medical benefits and ultimate pension liability to these employees.

13.     RELATED PARTY TRANSACTIONS

          Prior to the adoption of FIN 46, certain VIEs were considered related parties as these VIEs were owned by directors and senior executives of the Company. Upon adoption of FIN 46, these entities are included in the consolidated financial statements of the Company.

          During the nine-month periods ended September 30, significant related party transactions are as follows:

	2002
	(unaudited)	2003

	RMB	RMB
Consulting service fees from Beijing Chenhao	548,673	1,358,612
Consulting service fees from Shanghai Huacheng	175,746	140,000
Consulting service fees from Shanghai Ctrip Commerce	331,925	678,502
Commission income from joint venture companies	57,900	426,384
Rental expense to a related party	—	208,333

          As of September 30, balances with related parties are as follows:

	2002
	(unaudited)	2003

	RMB	RMB
Due from related parties:
Due from VIEs
— Shanghai Huacheng	519,690	—
— Beijing Chenhao	1,958,885	—

	2,478,575	—
Due from joint ventures companies controlled by Home Inns Hong Kong	3,434,187	545,270

	5,912,762	545,270

Long-term loans to related parties:
— Director and senior executives	2,100,000	4,290,000

Due to related parties:
Due to VIEs
— Shanghai Ctrip Commerce	1,511,946	—

          The amounts due from and due to related parties as of September 30, 2002 and 2003, mainly arose from the transactions disclosed above and revenue received and expenses paid on behalf on each other. They are unsecured, interest-free and have no fixed repayment terms.

          The long-term loans to related parties as of September 30, 2003 represented loans granted to a senior executive to acquire 66% of equity interests of Shanghai Cuiming International Travel Agency Co., Ltd. (“Shanghai Cuiming”), a company incorporated in Shanghai, the PRC, at a consideration of RMB1,980,000 and the subsequent additional investment of RMB2,310,000. Shanghai Cuiming holds a travel agency license for both cross border and domestic package-tour business. After the Company’s additional investment, its

CTRIP.COM INTERNATIONAL, LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

maximum exposure to loss as related to Shanghai Cuiming will be RMB4,290,000. The Company is in the process of entering into various agreements with Shanghai Cuiming. Upon execution of those agreements, Shanghai Cuiming will be a consolidated VIE of the Company. However, these transactions have not yet been completed as of the date of the issuance of these financial statements.

14.     OTHER PAYABLES AND ACCRUALS

          Components of other payables and accruals as of September 30 are as follows:

	2002
	(unaudited)	2003

	RMB	RMB
Payable to holders of Series A and B Preferred Shares and ordinary shares for repurchase	—	4,843,800
Deposits received from suppliers	439,046	493,831
Accrued expenses	934,890	1,058,529
Accrued professional fee	—	745,200
Others	106,456	397,241

Total	1,480,392	7,538,601

          Amounts payable to holders of Series A and Series B Preferred Shares and ordinary shares were subsequently paid in October 2003.

15.     LOSS PER SHARE

          Basic loss per share and diluted loss per share have been calculated in accordance with SFAS No. 128 for the nine-month periods ended September 30 as follows:

	2002
	(unaudited)	2003

	RMB	RMB
Numerator:
Net loss attributable to ordinary shareholders	(3,684,042)	(21,338,448)

Effect of dilutive securities	—	—

Numerator for diluted loss per share	(3,684,042)	(21,338,448)

Denominator:
Denominator for basic loss per share — weighted-average ordinary shares outstanding	9,520,698	9,439,526

Effect of dilutive securities	—	—

Denominator for diluted loss per share	9,520,698	9,439,526

Basic and diluted loss per share	(0.39)	(2.26)

          During the nine-month period ended September 30, 2002, potentially dilutive securities that were not included in the computation of diluted loss per share because of their anti-dilutive effect were the Series A and B Preferred Shares and share options granted to employees.

          During the nine-month period ended September 30, 2003, potentially dilutive securities that were not included in the computation of diluted loss per share because of its anti-dilutive effect were the Series A, Series B and Series C Preferred Shares and share options granted to employees

CTRIP.COM INTERNATIONAL, LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

16.     PRO FORMA FOR CONVERSION OF PREFERRED SHARES

          Each Series A, Series B and Series C Convertible Preferred Share shall automatically be converted into ordinary shares at the then effective conversion price, upon the closing of an underwritten public offering of the ordinary shares of the Company in the United States with the gross proceeds to the Company in excess of US$25,000,000, or in a similar public offering of the ordinary shares of the Company in a jurisdiction and on a recognized securities exchange outside of the United States, provided that such public offering is reasonably equivalent to the aforementioned public offering in the United States in terms of price, offering proceeds and regulatory approval. The conversion price of Series A, Series B and Series C Preferred Shares is US$1.0417, US$1.044467 and US$4.5856, respectively. The pro forma balance sheet as of September 30, 2003 presents an as adjusted financial position as if the conversion of the preferred shares into ordinary shares occurred on September 30, 2003.

17.     COMMITMENTS AND CONTINGENCIES

     Operating lease commitments

          The Group has entered into leasing arrangements relating to office premises, equipment and others that are classified as operating leases. Future minimum lease payments for non-cancelable operating leases at September 30 are as follows:

	Office	Equipment and
	premises	others	Total

	RMB	RMB	RMB
2004	2,432,119	3,984,660	6,416,779
2005	623,704	536,985	1,160,689
2006	—	—	—
2007	—	—	—
2008	—	—	—

	3,055,823	4,521,645	7,577,468

          Rental expense amounted to approximately RMB3,635,255 and RMB2,385,667 during the nine-month periods ended September 30, 2002 and 2003, respectively, and are charged to the statements of operations and comprehensive income when incurred.

     Contingencies

          The Company is incorporated in Cayman Islands and considered as a foreign entity under PRC laws. Due to the restrictions on foreign ownership of the air-ticketing, travel agency, advertising and Internet content provision businesses, the Company conducts these businesses partly through various VIEs. These VIEs hold the licenses and approvals that are essential for the Company’s business operations. In the opinion of the Company’s PRC legal counsel, the current ownership structures and the contractual arrangements with these VIEs and their shareholders as well as the operations of these VIEs are in compliance with all existing PRC laws, rules and regulations. However, there may be changes and other developments in PRC laws and regulations. Accordingly, the Company cannot be assured that PRC government authorities will not take a view in the future contrary to the opinion of the Company’s legal counsel. If the current ownership structures of the Company and its contractual arrangements with VIEs were found to be in violation of any existing or future PRC laws or regulations, the Company may be required to restructure its ownership structure and operations in China to comply with changing and new Chinese laws and regulations.

________________________________________________________________________________

          Through and including                     (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                                American Depositary Shares

Ctrip.com International, Ltd.

Representing               Ordinary Shares

PROSPECTUS

Merrill Lynch & Co.

                    , 2003

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.     Other Expenses of Issuance and Distribution

          The following table sets forth the various expenses incurred or to be incurred by us in connection with this offering, other than underwriting discounts and commissions.

Amount Borne by Us

US$
Securities and Exchange Commission registration fees
Printing and engraving expenses
Accounting fees
Legal fees
Depositary, custodian and transfer agent fees
Roadshow and other miscellaneous fees and expenses

Item 14.     Indemnification of Directors and Officers

          Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences or committing a crime. Our articles of association provide for indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such, except through their own willful negligence or default.

          Pursuant to the form of indemnification agreements filed as Exhibit 10.2 to this registration statement, we will agree to indemnify our directors and officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or officer.

          The forms of the U.S. underwriting agreement and the international purchase agreement to be filed as Exhibits 1.1 and 1.2 to this registration statement will also provide for indemnification of us and our officers and directors.

          Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 15.     Recent Sales of Unregistered Securities

          During the past three years, we have issued the following securities. We believe that each of the following issuances was exempt from registration under the Securities Act in reliance on Regulation D, Regulation S or Rule 701 under the Securities Act or pursuant to Section 4(2) of the Securities Act regarding transactions not involving a public offering.

		Number of		Number of
		Securities		Ordinary Shares
Purchaser	Date of Issuance	Originally Issued		as Converted(4)	Consideration

					(US$)
Carlyle Asia Venture Partners I, L.P.	November 13, 2000	4,814,008	(1)	7,221,012	7,542,107
CIPA Co-Investment, L.P.	November 13, 2000	292,266	(1)	438,399	457,893
IDG Technology Venture Investments, L.P.	November 13, 2000	414,885	(1)	622,328	650,000
Orchid Asia II, L.P.	November 13, 2000	183,826	(1)	275,739	288,000

		Number of		Number of
		Securities		Ordinary Shares
Purchaser	Date of Issuance	Originally Issued		as Converted(4)	Consideration

					(US$)
S.I. Technology Venture Capital Limited	November 13, 2000	829,770	(1)	1,244,655	1,300,000
Softbank Asia Net-Trans (No. 4) Limited	November 13, 2000	638,285	(1)	957,428	1,000,000
Openventure Company Limited	November 13, 2000	12,765	(1)	19,148	20,000
Gabriel Li	November 13, 2000	5,745	(1)	8,618	9,000
JFI II L.P.	November 13, 2000	670	(1)	1,005	1,050
Eric X. Li	November 13, 2000	383	(1)	575	600
Jed Dempsey	November 13, 2000	670	(1)	1,005	1,050
Jim Watson	November 13, 2000	191	(1)	287	300
Fang Xi Yuan	July 1, 2001	17,614	(2)	17,614	N/A	(5)
Wang Sheng Li	July 1, 2001	616,489	(2)	616,489	N/A	(5)
Li Jing Dong	July 1, 2001	140,911	(2)	140,911	N/A	(5)
Tan Xiao	July 1, 2001	61,649	(2)	61,649	N/A	(5)
Wang Ze Sheng	July 1, 2001	26,421	(2)	26,421	N/A	(5)
Sun Yu	July 1, 2001	17,614	(2)	17,614	N/A	(5)
Tiger Technology Private Investment Partners, L.P.	September 4, 2003	2,173,122	(3)	2,173,122	9,965,000
Tiger Technology II, L.P.	September 4, 2003	7,633	(3)	7,633	35,000
Employees as a group	April 15, 2000 to January 1, 2003	1,535,760	(6)	N/A	N/A
Directors and employees as a group	April 15, 2003 to October 30, 2003	985,640	(7)	N/A	N/A

(1)	Series B preferred shares.

(2)	Ordinary shares.

(3)	Series C preferred shares.

(4)	Calculated based on the conversion ratio effective on November 11, 2003.

(5)	Shares were issued as part of our consideration for acquiring Beijing Modern Express in October 2000.

(6)	Stock options issued under our 2000 Employees’ Stock Option Plan.

(7)	Stock options issued under our 2003 Employees’ Stock Option Plan.

Item 16.	Exhibits and Financial Statement Schedules

(a)	Exhibits

Exhibits	Description of Document

1.1*	Form of U.S. Underwriting Agreement.
1.2*	Form of International Purchase Agreement.
3.1†	Memorandum and Articles of Association of the Registrant, as currently in effect.
3.2*	Form of Amended and Restated Memorandum and Articles of Association of the Registrant.
4.1*	Registrant’s Specimen American Depositary Receipt.
4.3†	Deposit Agreement, dated as of , 2003, among the Registrant, The Bank of New York and holders of the American Depositary Receipts.

Exhibits	Description of Document

4.4†	Shareholders Agreement, dated as of September 4, 2003, among the Registrant and other parties therein.
5.1*	Opinion of Latham & Watkins LLP regarding the validity of the ADSs being registered.
5.2*	Opinion of Maples and Calder Asia regarding the issue of the ordinary shares being registered.
10.1†	Form of Ctrip.com International, Ltd. Stock Option Plan.
10.2†	Form of Indemnification Agreement with the Registrant’s directors and executive officers.
10.3†	Translation of Form of Labor Contract for Employees of the Registrant’s subsidiaries in China.
10.4†	Employment Agreement, effective as of September 1, 2003 between the Registrant and James Jianzhang Liang.
10.5†	Employment Agreement, effective as of September 1, 2003 between the Registrant and Neil Nanpeng Shen.
10.6†	Employment Agreement, effective as of September 1, 2003 between the Registrant and Min Fan.
10.7†	Translation of Form of Consulting Services Agreement between Ctrip Computer Technology (Shanghai) Co., Ltd. and an Affiliated Chinese Entity of the Registrant, as currently in effect.
10.8†	Translation of Form of Loan Agreement between Ctrip.com (Hong Kong) Limited and a Shareholder of an Affiliated Chinese Entity of the Registrant, as currently in effect.
10.9†	Translation of Form of Exclusive Option Agreement among Ctrip.com (Hong Kong) Limited, an Affiliated Chinese Entity of the Registrant and the Shareholder of the Entity, as currently in effect.
10.10†	Translation of Form of Share Pledge Agreement among Ctrip Computer Technology (Shanghai) Co., Ltd. and a Shareholder of an Affiliated Chinese Entity of the Registrant, as currently in effect.
10.11†	Translation of Form of Trademark License Agreement between Ctrip Computer Technology (Shanghai) Co., Ltd. and an Affiliated Chinese Entity of the Registrant, as currently in effect.
10.12†	Translation of Form of Software License Agreement between Ctrip Computer Technology (Shanghai) Co., Ltd. and an Affiliated Chinese Entity of the Registrant, as currently in effect.
10.13†	Translation of Form of Operating Agreement between Ctrip Computer Technology (Shanghai) Co., Ltd. and an Affiliated Chinese Entity of the Registrant, as currently in effect.
10.14†	Translation of Lease Agreement dated May 1, 2003 between Ctrip Travel Information Technology (Shanghai) Co., Ltd. and Yu Zhong (Shanghai) Consulting Co., Ltd.
10.15†	Translation of Form of Power of Attorney by a shareholder of an Affiliated Chinese Entity of the Registrant, as currently in effect.
10.16†	Confidentiality and Non-Competition Agreement, effective as of September 10, 2003, between the Registrant and Qi Ji.
10.17†	Consulting Services Agreement, dated November 2000, between Shanghai Ctrip Commerce Co., Ltd. and Ctrip Computer Technology (Shanghai) Co., Ltd. (terminated).
10.18†	Consulting Services Agreement, effective as of July 15, 2002, between Ctrip Computer Technology (Shanghai) Co., Ltd. and Beijing Chenhao Xinye Air-Ticketing Service Co., Ltd. (terminated).
10.19†	Travel Information Services Agreement, effective as of May 1, 2002, between Ctrip Computer Technology (Shanghai) Co., Ltd. and Shanghai Huacheng Southwest Travel Agency Co., Ltd. (terminated).
21.1†	Subsidiaries of the Registrant.
23.1†	Consent of PricewaterhouseCoopers, Independent Auditors.
23.2*	Consent of Maples and Calder Asia (see Exhibit 5.2).
23.3*	Consent of Latham & Watkins LLP (see Exhibit 5.1).

Exhibits	Description of Document

24.1†	Powers of Attorney (included on signature page).
99.1†	Opinion of Commerce & Finance Law Offices regarding the Share Pledge Agreement.
99.2†	Opinion of Commerce & Finance Law Offices regarding the contractual arrangements between the Registrant and Shanghai Ctrip Commerce Co., Ltd.
99.3†	Opinion of Commerce & Finance Law Offices regarding the contractual arrangements between the Registrant and Shanghai Huacheng Southwest Travel Agency Co., Ltd.
99.4†	Opinion of Commerce & Finance Law Offices regarding the contractual arrangements between the Registrant and Beijing Chenhao Xinye Air-Ticketing Service Co., Ltd.
99.5†	Opinion of Commerce & Finance Law Offices regarding the contractual arrangements between the Registrant and Guangzhou Guangcheng Commercial Service Co., Ltd.
99.6†	Opinion of Commerce & Finance Law Offices regarding the contractual arrangements between the Registrant and Shanghai Cuiming International Travel Agency Co., Ltd.
99.7*	Opinion of Boughton Peterson Young Anderson regarding certain Hong Kong law matters.

†	Filed herewith.

*	To be filed by amendment.

          (b) Financial Statement Schedules

          Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the Consolidated Financial Statements or the Notes thereto.

Item 17.     Undertakings

          The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

          Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 6, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its U.S. counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

          The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

          Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Hong Kong S.A.R., China, on November 13, 2003.

CTRIP.COM INTERNATIONAL, LTD.

By:	/s/ NEIL NANPENG SHEN

Name: Neil Nanpeng Shen
Title: President and Chief Financial Officer

POWER OF ATTORNEY

          Each person whose signature appears below constitutes and appoints Neil Nanpeng Shen as attorney-in-fact with full power of substitution, for him or her in any and all capacities, to do any and all acts and all things and to execute any and all instruments which said attorney and agent may deem necessary or desirable to enable the Registrant to comply with the Securities Act, and any rules, regulations and requirements of the Securities and Exchange Commission thereunder, in connection with the registration under the Act of ordinary shares and ADSs of the Registrant, including, without limitation, the power and authority to sign the name of each of the undersigned in the capacities indicated below to the registration statement on Form F-1 to be filed with the Securities and Exchange Commission with respect to such ordinary shares and ADSs, to any and all amendments or supplements to such registration statement, whether such amendments or supplements are filed before or after the effective date of such registration statement, to any related registration statement filed pursuant to Rule 462 under the Act, and to any and all instruments or documents filed as part of or in connection with such registration statement or any and all amendments thereto, whether such amendments are filed before or after the effective date of such registration statement; and each of the undersigned hereby ratifies and confirms all that such attorney and agent shall do or cause to be done by virtue hereof.

          Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ JAMES JIANZHANG LIANG James Jianzhang Liang	Chairman/Chief Executive Officer	November 13, 2003

/s/ NEIL NANPENG SHEN Neil Nanpeng Shen	President/Chief Financial Officer	November 13, 2003

/s/ XIAOFAN WANG Xiaofan Wang	Controller	November 13, 2003

/s/ JP GAN JP Gan	Director	November 13, 2003

/s/ JUNICHI GOTO Junichi Goto	Director	November 13, 2003

/s/ YUFEI HU Yufei Hu	Director	November 13, 2003

/s/ GABRIEL LI Gabriel Li	Director	November 13, 2003

/s/ QI JI Qi Ji	Director	November 13, 2003

/s/ ROBERT STEIN Robert Stein	Director	November 13, 2003

/s/ SUYANG ZHANG Suyang Zhang	Director	November 13, 2003

/s/ DONALD J. PUGLISI Name: Donald J. Puglisi Title: Managing Director, Puglisi & Associates	Authorized Representative in the United States	November 13, 2003

CTRIP.COM INTERNATIONAL, LTD.

EXHIBIT INDEX

Exhibits	Description of Document

1.1*	Form of U.S. Underwriting Agreement.
1.2*	Form of International Purchase Agreement.
3.1†	Memorandum and Articles of Association of the Registrant, as currently in effect.
3.2*	Form of Amended and Restated Memorandum and Articles of Association of the Registrant.
4.1*	Registrant’s Specimen American Depositary Receipt.
4.3†	Deposit Agreement, dated as of , 2003, among the Registrant, The Bank of New York and holders of the American Depositary Receipts.
4.4†	Shareholders Agreement, dated as of September 4, 2003, among the Registrant and other parties therein.
5.1*	Opinion of Latham & Watkins LLP regarding the validity of the ADSs being registered.
5.2*	Opinion of Maples and Calder Asia regarding the issue of the ordinary shares being registered.
10.1†	Form of Ctrip.com International, Ltd. Stock Option Plan.
10.2†	Form of Indemnification Agreement with the Registrant’s directors and executive officers.
10.3†	Translation of Form of Labor Contract for Employees of the Registrant’s subsidiaries in China.
10.4†	Employment Agreement, effective as of September 1, 2003 between the Registrant and James Jianzhang Liang.
10.5†	Employment Agreement, effective as of September 1, 2003 between the Registrant and Neil Nanpeng Shen.
10.6†	Employment Agreement, effective as of September 1, 2003 between the Registrant and Min Fan.
10.7†	Translation of Form of Consulting and Services Agreement between Ctrip Computer Technology (Shanghai) Co., Ltd. and an Affiliated Chinese Entity of the Registrant, as currently in effect.
10.8†	Translation of Form of Loan Agreement between Ctrip.com (Hong Kong) Limited and a Shareholder of an Affiliated Chinese Entity of the Registrant, as currently in effect.
10.9†	Translation of Form of Exclusive Option Agreement among Ctrip.com (Hong Kong) Limited, an Affiliated Chinese Entity of the Registrant and the Shareholder of the Entity, as currently in effect.
10.10†	Translation of Form of Share Pledge Agreement among Ctrip Computer Technology (Shanghai) Co., Ltd. and a Shareholder of an Affiliated Chinese Entity of the Registrant, as currently in effect.
10.11†	Translation of Form of Trademark License Agreement between Ctrip Computer Technology (Shanghai) Co., Ltd. and an Affiliated Chinese Entity of the Registrant, as currently in effect.
10.12†	Translation of Form of Software License Agreement between Ctrip Computer Technology (Shanghai) Co., Ltd. and an Affiliated Chinese Entity of the Registrant, as currently in effect.
10.13†	Translation of Form of Operating Agreement between Ctrip Computer Technology (Shanghai) Co., Ltd. and an Affiliated Chinese Entity of the Registrant, as currently in effect.
10.14†	Translation of Lease Agreement dated May 1, 2003 between Ctrip Travel Information Technology (Shanghai) Co., Ltd. and Yu Zhong (Shanghai) Consulting Co., Ltd.
10.15†	Translation of Form of Power of Attorney by a shareholder of an Affiliated Chinese Entity of the Registrant, as currently in effect.
10.16†	Confidentiality and Non-Competition Agreement, effective as of September 10, 2003, between the Registrant and Qi Ji.

Exhibits	Description of Document

10.17†	Consulting Services Agreement, dated November 2000, between Shanghai Ctrip Commerce Co., Ltd. and Ctrip Computer Technology (Shanghai) Co., Ltd. (terminated).
10.18†	Consulting Services Agreement, effective as of July 15, 2002, between Ctrip Computer Technology (Shanghai) Co., Ltd. and Beijing Chenhao Xinye Air-Ticketing Service Co., Ltd. (terminated).
10.19†	Travel Information Services Agreement, effective as of May 1, 2002, between Ctrip Computer Technology (Shanghai) Co., Ltd. and Shanghai Huacheng Southwest Travel Agency Co., Ltd. (terminated).
21.1†	Subsidiaries of the Registrant.
23.1†	Consent of PricewaterhouseCoopers, Independent Auditors.
23.2*	Consent of Maples and Calder Asia (see Exhibit 5.2).
23.3*	Consent of Latham & Watkins LLP (see Exhibit 5.1).
24.1†	Powers of Attorney (included on signature page).
99.1†	Opinion of Commerce & Finance Law Offices regarding the Share Pledge Agreement.
99.2†	Opinion of Commerce & Finance Law Offices regarding the contractual arrangements between the Registrant and Shanghai Ctrip Commerce Co., Ltd.
99.3†	Opinion of Commerce & Finance Law Offices regarding the contractual arrangements between the Registrant and Shanghai Huacheng Southwest Travel Agency Co., Ltd.
99.4†	Opinion of Commerce & Finance Law Offices regarding the contractual arrangements between the Registrant and Beijing Chenhao Xinye Air-Ticketing Service Co., Ltd.
99.5†	Opinion of Commerce & Finance Law Offices regarding the contractual arrangements between the Registrant and Guangzhou Guangcheng Commercial Service Co., Ltd.
99.6†	Opinion of Commerce & Finance Law Offices regarding the contractual arrangements between the Registrant and Shanghai Cuiming International Travel Agency Co., Ltd.
99.7*	Opinion of Boughton Peterson Young Anderson regarding certain Hong Kong law matters.

†	Filed herewith.

*	To be filed by amendment.